

Nelnet Annual Report 2022

Dear Shareholder,

Nelnet produced significant long-term value for all our constituents in 2022 including our customers, our associates, our community, and our shareholders.

The year ended up being quite a ride, as we predicted it would be in last year's letter to our shareholders. The uncertainty caused by an election year, economic turbulence, continued supply chain disruptions, and a major world power launching an invasion of a sovereign nation—resulting in an increase in global energy costs—made a lot of business decisions very fluid. Some decisions were strategic, some were opportunistic, and some were reactive to ever-changing circumstances.

In last year's letter, Executive Chairman Mike Dunlap made some strong predictions about the economy and how certain aspects would play out including: the effect of unprecedented government stimulus and the impact of the substantial excess cash infused into the economy on the valuation of growth stocks, meme stocks, special purpose acquisition companies (SPACs), cryptocurrencies, and real estate prices. He also was concerned with overall hyper-inflated equity valuations, especially "growth-at-all-costs-focused" fintechs and their sustainability in a rising-rate environment. His skepticism was due to some nascent companies' reliance upon credit loss models that had not been tested in a rising-rate environment or a period of unstable capital markets—not to mention the inevitable equity and credit markets' reaction to the Federal Reserve increasing interest rates to tame rapid inflation and to slow down overblown asset valuations across the board. These predictions were based upon a lifetime of battle scars we acquired the hard way by learning ourselves.

As the year progressed and the markets experienced increased volatility, we listened to business news pundits and finance company executives start to talk about how the market was no longer valuing growth for growth's sake and how investors were now valuing positive net income and positive cash flow. It was great to hear market participants start to validate what we have always valued as a leadership team and have attempted to achieve in all our businesses, which is growing after-tax cash flow over a long-time horizon.

In 2022, our corporate objectives were to enhance customer experiences across all our divisions, grow our core business segments, diversify our products and services, energize our associates, exceed our financial targets, and continue to reposition the company for the long-term considering our shrinking Federal Family Education Loan Program (FFELP) portfolio. We made significant progress toward all those objectives.

All our core businesses including servicing, payments and education technology, and financial services performed very well in 2022, especially amid the external storms that were brewing.

We made some great large business decisions as evidenced in our generally accepted accounting principles (GAAP) earnings, which are inflated by the current market value of the derivatives we put on with near-perfect timing as a protection against rising interest rates and are deflated by some GAAP accounting rules, which we will share in detail. The excellent news is this: 2022 logs our 26th straight year of positive net income, and we maintained our streak of never recording a net loss. Overall, we had a very solid year creating $407 million, or $10.83 per share, in GAAP net income, $231 million, or $6.15 per share, in net income, excluding derivative market value adjustments[1], and generated $684 million in cash from operating activities. We increased our book value by $8.33 per share, bringing our year-end book value to $86.16 per share. We have maintained limited amounts of "soft" assets on our balance sheet (e.g. limited goodwill, intangibles, and capitalized software). Our book value per share has grown at an almost 17% annual rate since we went public in December 2003. We believe those numbers provide a basic back-of-the-envelope report card highlighting the value we created for our shareholders throughout 2022—as well as year after year.

	Nelnet Per Share Book Value With Dividends Included	Nelnet Per Share Market Value With Dividends Included	S&P 500 With Dividends Included	Net Income Reinvested[2] (in millions)
Nelnet's Corporate Performance (Annual Percentage Change)				
2004	49.2%	20.2%	10.9%	$149
2005	41.5%	51.1%	4.9%	$181
2006	6.3%	(32.7%)	15.8%	$6
2007	(1.6%)	(52.5%)	5.5%	($63)
2008	6.6%	13.3%	(37.0%)	$24
2009	21.0%	20.7%	26.5%	$135
2010	23.7%	41.6%	15.1%	$115
2011	22.6%	4.9%	2.1%	$160
2012	16.7%	27.5%	16.0%	$89
2013	26.1%	42.8%	32.4%	$271
2014	21.1%	10.9%	13.7%	$273
2015	16.0%	(26.6%)	1.4%	$153
2016	15.4%	52.7%	12.0%	$166
2017	8.8%	9.1%	21.8%	$80
2018	9.9%	(3.2%)	(4.4%)	$156
2019	6.2%	12.7%	31.5%	$72
2020	15.6%	23.7%	18.4%	$247
2021	14.7%	38.4%	28.7%	$301
2022	11.9%	(6.1%)	(18.1%)	$273
CAGR/Total	**16.6%**	**10.2%**	**10.8%**	**$2,788**

However, even though those returns are quite good, we do not believe those numbers come close to reflecting a true picture of the value we are creating due to our financial statements providing a purely GAAP accounting view, which does not reflect the actual overall value of Nelnet.

[1]We prepare our financial statements and present our financial results in accordance with GAAP. However, we also provide additional non-GAAP financial information related to specific items management believes to be important in the evaluation of our operating results and performance. A reconciliation of our GAAP net income to net income, excluding derivative market value adjustments, and a discussion of why we believe providing this additional information is useful to investors can be found in our Annual Report on Form 10-K for the year ended Dec. 31, 2022, filed with the Securities and Exchange Commission on February 28, 2023.

[2]We believe well-managed companies do not distribute to the shareholders all their earnings. Instead, they retain a part of their earnings and reinvest the capital to grow the business. Since going public in late 2003, the company has recognized $4.0 billion in cumulative net income and, of that amount, has reinvested $2.8 billion – or 70% of our earnings over time – back into the business.

The purpose of this letter is to provide you with an overview of the various ways we are creating value throughout the organization, which may not be apparent as they are not yet fully reflected in our balance sheet or income statement. It's no secret that Nelnet is complex as we continue to diversify. Our financials reflect short-term "book" gains and losses, and we think and operate using a long-term horizon. Because of this strategy, many areas of value do not appear in today's financials—but we are confident they will down the road as we continue to play the long game. Examples include our continued investment in ALLO, Hudl, Nelnet Renewable Energy, and the growing consumer loan portfolio and real estate acquisitions we have made in our Nelnet Financial Services division. Although, in certain circumstances, the accounting rules require that we book upfront losses on these investments, we know we're creating real long-term value. This can adversely impact near-term GAAP earnings and create choppiness in our year-to-year earnings, but we are bullish and excited about the prospects of all these businesses.

Here's a great example. When we raised capital at ALLO in December 2020, we structured the transaction to maximize overall cash flow to Nelnet—primarily by making the structure tax efficient. That resulted in our recognizing the remaining equity investment under the Hypothetical Liquidation at Book Value (HLBV) method of accounting. Applying the HLBV method of accounting, through December 31, 2022, Nelnet has recognized $114 million of losses from ALLO since December 2020, and Nelnet's carrying value of its 45% investment in ALLO as of December 31, 2022, is $68 million. Although we are recognizing book losses on our ALLO investment, we believe the market value of ALLO continues to grow. Applying a value to each of ALLO's 131,000 lines (and growing) is an interesting exercise. If ALLO would do a transaction to monetize its value, we expect Nelnet would recognize a significant gain on our 45% ownership investment. It is a simple math exercise along with a couple assumptions.

Let's review our current investment in Hudl, which was $134 million as of December 31, 2022. Hudl's most recent equity raise in May 2020 was considered an observable market transaction for accounting purposes; and as such, we increased our carrying value in Hudl resulting in a $51 million gain. We purchased additional shares of Hudl from existing shareholders for total consideration of $32 million in February 2023. The purchase of these shares was not an observable market transaction. However, since the transaction in May 2020, we are confident the fair value of Hudl has increased and we believe our carrying value is substantially less than its market value. If Hudl were to complete an observable market transaction, we believe Nelnet would recognize a significant gain on this investment.

Another example of hidden value within Nelnet is our investment in renewable energy tax equity credits and solar generation. We began making investments in community solar projects in 2018 and as of December 31, 2022, Nelnet manages $278 million of tax equity, with $103 million being syndicated to co-investors and the remainder being held on Nelnet's balance sheet. We generate returns through federal income tax credits, operating cash flows, and tax deductions from operating losses of the investments over five to six years. Through December 31, 2022, we have recognized cumulative losses of $35 million on these investments, and our carrying value as of December 31, 2022, is negative $55 million. The tax laws require us to reduce carrying value by tax credits earned when the solar project is placed into service, and like ALLO, these investments also use the HLBV method of accounting. This in turn creates accelerated losses in the initial years of investment. We expect our current investments to generate $38 million in excess of our initial investment and approximately $73 million in GAAP income over the remaining years of the investment. It should be noted, we think this is a great use of capital; thus, we currently plan to make additional investments in solar in 2023 and beyond.

As we add new loan assets to our balance sheet, we are required by Current Expected Credit Loss (CECL) accounting rules to book the estimated credit losses for the life of each portfolio in the income statement in the period in which we originated or acquired the loans. As an example, in 2022, we acquired or originated $722 million in FFELP loans, $289 million in consumer loans, $243 million in private education loans, and $227 million in home equity line of credit (HELOC) loans. We financed these loans with operating cash, warehouse lines of credit, term securitizations, and deposits at Nelnet Bank. We believe these to be high-quality loan assets that will create positive cash flow and earnings over multiple years into the future. However, due to the CECL rules, we are required to book a day-one life of loan loss provision. As a result, we recorded a provision for loan losses in 2022 of $46 million, or $0.94 per share. Once again, we believe there is substantial value created to be realized over multiple years but not apparent in our financial statements in the year we created it. For example, as of December 31, 2022, our portfolio of loans funded in asset-backed security transactions is forecasted to generate $1.46 billion of future cash flows.

We have also been making investments in commercial real estate, primarily multi-dwelling units and storage facilities (to be clear, not Class A office space in major cities, which we believe is ripe for a long-term correction). Our strategy is to purchase under-valued assets and to realize gains on their appreciation. We buy underperforming assets in which we make capital improvements, often recognizing book losses even though we are increasing the value of the property. Once stabilized, we generally sell, usually at significant gains. Over the last two years, we have recognized $45 million in gains from the sale of real estate. Our current carrying value of real estate is $80 million; however, we believe if we were to monetize this portfolio, we would recognize additional gains.

These are just a few substantial examples of how we are creating significant tangible value that has not yet been reflected in our valuation.

Capital Deployment by Year (in millions)											
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	10-Year Total
FFELP loan/residual acquisitions, net of financing	$38	$127	$140	-	-	$105	$71	$141	$39	$49	$710
Private and consumer loan/residual acquisitions, net of financing	$68	$17	$173	$61	$75	$188	$61	$71	$143	$269	$1,126
Business acquisitions	-	$47	-	-	-	$153	-	$30	-	$34	$264
ALLO acquisition and capital expenditures	-	-	$47	$39	$115	$87	$45	$48	-	-	$381
Other capital expenditures (non-ALLO)	$17	$26	$17	$29	$41	$38	$48	$65	$59	$59	$399
Nelnet Bank	-	-	-	-	-	-	-	$100	-	$30	$130
Hudl investment	-	$1	$41	-	$10	-	-	$26	$5	-	$83
ALLO investment	-	-	-	-	-	-	-	-	-	$48	$48
Other investments (including capital/real estate/solar)	$20	$45	$53	$22	$19	$67	$103	$396	$726	$667	$2,118
Debt repurchases	$79	$47	$42	$77	$181	$13	-	$26	$407	$67	$939
Stock repurchases	$13	$16	$96	$69	$69	$45	$40	$73	$58	$98	$577
Dividends	$19	$19	$19	$21	$24	$27	$29	$32	$34	$37	$261
	$254	$345	$628	$318	$534	$723	$397	$1,008	$1,471	$1,358	$7,036

// Nelnet Business Services

The Nelnet Business Services (NBS) division provides technology, services, and payment processing primarily to our clients in the K–12 and higher education industries within the United States (U.S.) and globally. In addition, we provide learning and engagement Software as a Service (SaaS) products to community-minded organizations and corporations. The unique value to our customers is based on our superior customer service models and reliable and secure technology products. This division operates under five different businesses: FACTS, Nelnet Campus Commerce, Nelnet Payment Services, Nelnet International, and Nelnet Community Engagement. Below is a brief overview of the performance of each business.

// FACTS

The FACTS brand holds a strong reputation of service, support, and client satisfaction since its launch in 1986. Today, our business serves over 4 million students for almost 11,000 schools. We continue to diversify and offer more products and services to meet the needs of our customers. Our success can be attributed to providing a suite of solutions that supports the school and their families from the time of application and enrollment through the student's graduation by processing payments and supporting the school and student information along the way. Ease of use for families and schools is imperative as well as ensuring the security of family and school data.

We also provide direct resources to students in the classroom through Title I federal funding and professional development opportunities to teachers through Title II federal funding. Due to the increases in federal pandemic-related funds supporting K–12 education, we have witnessed a spike in schools asking for services in these areas. Our business now employs over 2,000 teachers and supports enhanced learning opportunities for tens of thousands of students through these programs. We continue to grow this service offering organically as well as through acquisition. We added market share in New York City and Puerto Rico through recent acquisitions.

FACTS continues to create consistent cash flow for the division while investing in new products and associates to further enhance the value we provide to our school customers. We strive to elevate the education experience for our schools, teachers, students, and families. Our customer retention rate has consistently been over 98%, illustrating our service commitment to our customers.

// Nelnet Campus Commerce

The higher education industry has been under stress with many colleges and universities experiencing declining enrollment and high school students questioning the value of traditional degree programs. Despite the declining enrollment trend, Nelnet Campus Commerce serves more than 1,100 higher education institutions and over 8 million students and families across the U.S. with an integrated e-commerce solution suite for student payments across all areas of campus. These products include tuition payment plans, electronic billing and payments, refunds, shopping cart experiences, and mobile payments. We have introduced new products to the market while prioritizing the modernization and security of our overall user experience. Nelnet Campus Commerce continues to grow revenue through adding new products to existing customer relationships and acquiring new customers. Meeting the needs of our customers through superior service and technology has resulted in retention rates over 98%.

// Nelnet Payment Services

Nelnet Payment Services is an Independent Sales Organization (ISO), providing end-to-end payment processing technology for our education and community-based customers and processing payments for Nelnet and other non-education businesses. In 2022, we processed almost $44 billion in total payments. One of the highest priorities of this business is the security of our payment information and ensuring compliance with all regulatory requirements.

// Nelnet International

Our international business, based in Melbourne, Australia, has been negatively impacted the most in our NBS division due to the pandemic restrictions over the past few years. This business focuses on both K–12 and higher education markets in Australia and a number of other countries, while also serving local governments and healthcare markets. Nelnet International's suite of products includes an e-commerce payment platform, student management system, payment plans, and other incidental payment processing. We currently have a strong market share in the higher education industry in Australia with a focus on expansion into the Asia-Pacific region. We also provide products and services to private K–12 schools in Australia and New Zealand, and our student information system is used in more than 55 countries around the globe through our network of education-minded resellers.

// Nelnet Community Engagement

Nelnet Community Engagement is our newest business and provides engagement and learning management platforms to faith-based and community-minded organizations. We offer website development and a customizable mobile app that enables leaders and members to virtually communicate and interact with each other within one platform. Our business also focuses on providing content management with a robust learning management platform used by more than 3,500 parishes and churches in the U.S. We also offer this platform for the training needs of our for-profit customers in a variety of industries. Nelnet Community Engagement is closely aligned with FACTS to create an expanded value proposition for our shared customer-base.

// Nelnet Communication Services/ALLO

In 2022, ALLO's fiber business continued its expansion in Nebraska, Colorado, and Arizona. Several tailwinds existed throughout the year—high demand for broadband primarily from work/learn from home and maintaining a high Net Promoter Score from the customer experience team. The headwinds were mostly temporary with permitting and local bureaucracy hurdles being the most significant.

At the beginning of 2022, the "great resignation" and open positions were the key concern. By August, ALLO's recruiting department had mitigated our concerns, and hiring rates improved for the balance of the year. Additionally, technological improvements were successfully implemented across the network, construction capabilities were expanded, and supply chain issues were successfully alleviated.

Mature market shares and cash flow continue to exceed our initial underwriting expectations. The demand is accelerating for communication and entertainment solutions across business, governmental, and consumer channels. As such, new market investments to increase regional density remain an on-going focus. ALLO's construction teams are actively developing markets and working around permitting delays.

Unmet customer demand for high-quality fiber service bodes well for ALLO's future customer growth. Additionally, new work, gaming, and other entertainment needs are driving existing customers to increase bandwidth and services. Low latency and fast upload speeds are vital to the customer experience now more than ever.

Customer growth is expected to accelerate in upcoming years with revenue per customer also on an upward trajectory as ALLO realizes the benefits from the construction efforts. Meanwhile, the benefits of scale are keeping the cost to connect and support ALLO's customer base efficient.

2023 marks ALLO's 20th year of serving customers and the opportunities continue to be vast. With 131,000 lines in place and growing, we continue to be bullish on fiber optic telecommunications.

// Nelnet Diversified Services

Nelnet Diversified Services (NDS) provides outsourced business services, licensed technology solutions, back-up servicing, and life of loan payment servicing for private student loans, consumer loans, FFELP loans, and direct loans for banks, finance companies, and state and federal government entities.

Within the Nelnet business lines, the NDS division felt the most volatility last year as it is home to our Direct Loan Servicing contract. As most everyone knows, all Direct Loan student loan payments were paused under the Coronavirus Aid, Relief, and Economic Security (CARES) Act, starting in March 2020. The pause was extended multiple times under the Trump and then Biden administrations including extensions throughout 2022 and was set to finally expire with borrowers to "return to repayment" in January 2023.

We were told in late 2022 by the Federal Government that we needed to be fully staffed and ready for the January 1, 2023, return to repayment of all borrowers whose payments were initially paused under the CARES Act. This was a massive undertaking that took significant lead time and capital investment to provide a great customer experience for borrowers. It requires months of additional hiring, obtaining federal security clearances for the new hires, detailed training and supervision, and planning for the forecasted call volume, payment volume, auto debits, statements, electronic and print mail services, and more for the 15.8 million Direct Loan borrowers we service.

After we invested significant time, resources, capital, and people, on November 22, 2022, the Department announced repayment would be delayed yet again. Repayment won't start until October 2023 or 60 days following the resolution of the Supreme Court case on the President's Loan Forgiveness Program.

Ultimately, this led to NDS being significantly overstaffed by nearly 1,000 people, with little to no work for people servicing loans that won't have payments due until October 2023. This required us to announce layoffs in January 2023. These are hard decisions to make, but we found ourselves between a rock and a hard place given the demands of the business and the fluidity of the government decisions around the payment pause and proposed loan forgiveness plan.

During this fluidity, our NDS team did an amazing job finding outsourcing work for a lot of our associates, modernizing and combining system platforms, being very open and honest in communications with our associates, managing the bottom line, and treating our impacted associates with dignity and respect.

People have sometimes asked us why we want to remain in this business. Our response is that regardless of what happens with the payment pause, there is nearly $1.6 trillion in student debt owed by 44 million Americans. Over its nearly 30-year life, the Direct Loan program has become the most complex consumer lending program on the planet. Nothing compares to it. The variability of payment options, loan types, forgiveness initiatives for public service, military service, deferments, forbearances, income-contingent payment options, disability benefits, and interest rates and terms require trained experts like our teams, with state-of-the-art systems and infrastructure like ours to administer them. The public's need for our services is immense. And even if the Supreme Court approves the White House's loan forgiveness program, it does nothing to solve the underlying need for student loan debt. By most projections, $160 billion in new student debt will be borrowed in each 2023 and 2024—and presumably every year we can see into the future. As long as there are colleges and universities and students who need to borrow money to attend them, the need to help people navigate the myriad of options and pay off their debt is tremendous, and we are here to make sure people have the best resources and help available to improve their lives and make their dreams possible.

// Nelnet Financial Services (NFS)

NFS is our division in which we fund all our student and consumer loan asset acquisitions, hedging, and capital markets activity that occur outside of Nelnet Bank.

We fund loan assets through warehouse lines of credit until the portfolios are large enough to be securitized in term-funded Asset Backed Securities, which requires us to be closely aligned with the credit markets. 2022 was a volatile year for the fixed-income market in general and for our FFELP loan portfolio in particular. Specifically, as mentioned in the NDS overview, student lending seemed to be in the headlines nearly every day with loan forgiveness, payment pauses, program changes, and loan originators and servicing companies exiting the business.

Through all the volatility, we're pleased to share our FFELP portfolio continues to perform well, generating a significant amount of cash but it is shrinking rapidly. While in 2022 we were able to purchase one of the largest remaining FFELP loan portfolios at a significant discount, our overall portfolio paid down at the fastest rate we can recall. It was less than $14 billion at year-end, compared to over $17 billion one year earlier. We were largely protected from the rise in interest rates thanks to our portfolio of interest rate derivatives, which provided a full hedge against the dramatic increase in rates as the Federal Reserve acted to fight inflation. Without that protection, our student loan spread would have compressed with rising rates.

As we look to 2023, our focus will continue to be on diversifying our loan portfolio away from student lending and into diverse types of loan assets. We expect our FFELP loan portfolio to continue to amortize and that elevated interest rates will render private loan refinance opportunities unattractive to most borrowers. We expect to expand our participation in the unsecured consumer loan market and to grow our portfolio of HELOCs and other loans. While these assets certainly have more credit risk than FFELP loans, we do like their risk-adjusted returns and liquidity as well as our ability to get leverage on them through the asset-backed markets and through Nelnet Bank.

// Nelnet Bank

Nelnet Bank had a remarkable second year of its de novo in 2022, reaching profitability, launching its private in-school student loan product, expanding deposit capabilities, reaching early and significant refinance volume prior to interest rates rising, maintaining low credit losses, and controlling operating expenses. The bank grew significantly in 2022 and had over $900 million in assets at year-end while continuing to maintain adequate levels of capital and liquidity. We believe the bank's risk management and compliance programs are commensurate with the size and complexity of the bank.

The private student loan product launched in time for peak school season. It was a good first year with learnings that will help us continue to grow the product by enhancing our customer experience and improving our marketing efforts. We were able to increase our presence on school lender lists by 36% and now support 569 institutions that serve over 4.6 million students. The private student loan product is important to Nelnet Bank and will continue to be a focus in future years.

The year was also a foundational one in our efforts to prepare for consumer loan products. We have selected strategic partners and prepared systems and operational processes that will allow us to enter the consumer loan market early in 2023.

The bank is also happy to share that it received an outstanding rating from the Federal Deposit Insurance Corporation (FDIC) for its Community Reinvestment Act program in the first two years of operation.

// Nelnet Real Estate Services

For Nelnet's real estate investment portfolio, 2022 was another productive year. The team was able to selectively deploy capital in a rising rate environment while also selectively selling assets into a strong market. We approved 15 separate acquisitions and committed $63 million in capital to new projects including office, storage, and industrial space. All projects were conservatively underwritten, and our exit cap rates ranged from 5.5% to 6%. We also sold seven projects and generated gains of nearly $23 million. We opportunistically sold a couple projects earlier in their lifecycle than we had originally forecast but do not see as much short-term upside in the 2023 sales market.

The first half of the year was strong; however, capital markets began to shift, causing a noticeable decrease in commercial real estate investment activity toward the end of the year. We expect this slowdown to continue into early 2023 followed by an uptick in transactions in the back half of the year. The market is forecasting lower interest rate volatility, which would provide a more stable environment for project financing. While our focus will remain on traditional limited partnership (LP) equity placement, we expect structured deal flow to be more active due to market dislocations that are beginning to appear. Our investment targets are a 15% internal rate of return and a 2.0x multiple on LP equity and 12%+ on any structured investment.

// Nelnet Renewable Energy

Nelnet Renewable Energy continues to drive value within our company by providing a diversified cash flow stream. Nelnet continued to support the global transition to clean energy throughout the year as we committed to or funded a total of $634 million of tax equity to support the construction and operation of solar projects worth approximately $2.45 billion. We estimate these investments power nearly 118,000 homes and will replace more than 24 million tons of carbon emissions during their lifecycle. In addition to the environmental attributes, these investments create jobs, generate cost savings for energy consumers, strengthen energy resilience, and provide expected financial returns that fit well within our capital deployment strategy. Though these investments do create volatility within our earnings due to the unique accounting treatment, we continue to prefer the early-phase and life-to-term cash flows. In addition to utilizing Nelnet's balance sheet to make these investments, we continued to provide significant future cash flow and value to our co-investors during the year as we now have more than 22 investors on our platform with committed dollars exceeding $194 million.

Though the industry experienced some challenges during the year that delayed project completion and generation of tax credits, we are bullish on the industry and our ability to execute within it. The enactment of the Inflation Reduction Act and global ambitions to create cleaner and more resilient energy sources allows us to create a positive impact for our customers, associates, communities, and shareholders. During the year, we continued to diversify the business by investing in cleantech-related start-up companies and started a new business to assist K–12 and postsecondary educational institutions achieve their carbon-neutral goals. This service provides the consultation, design, management, and capital funding associated with these activities.

Lastly, we are excited about our mid-year acquisition of 80% of GRNE Solar, a full service, engineering, procurement, and construction company providing solar services to residential homes and commercial entities. The acquisition and integration of this company allows us to be vertically integrated and positions us uniquely in the distributed power generation market. We can now efficiently originate, finance, own, and manage all aspects of these renewable assets for the long-term. We believe the business model will allow us to grow and diversify cash flows as we continue to construct assets to sell to customers, develop solar photovoltaic systems that we own and sell the electricity, and syndicate the associated tax equity fundings. This acquisition provided technical know-how, customer relationships, a talented workforce, and revenue streams. When coupled with our financial acumen, access to capital, and asset management experience, we are extremely optimistic about the continued growth and performance of our renewable energy business. We believe this vertical integration, continued commitment to high-quality customer service, and lower transaction costs, will be a differentiator in this market.

// Hudl

It may not be so hidden to many of you with children or grandchildren playing high school sports, but Hudl works with more than 95% of all U.S. high schools that play sports competitively and more than 200,000 teams globally. These are incredibly valuable relationships when you focus solely on Hudl's historical lines of business, but it's even more exciting when you look at Hudl's latest acquisitions and new product offerings.

Hudl completed three acquisitions in 2022: Blueframe Technology (based in Lexington, KY), Realtrack Systems (based in Almeria, Spain), and Instat (based in Limerick, Ireland). Each acquisition brought impressive talent to the Hudl team as well as impressive product extensions and expansion opportunities.

Hudl's focus on listening to its customers and adapting to their needs drove each of these acquisitions:

- For the past couple years, we've talked about Hudl's smart camera solution—Hudl Focus. Hudl now has more than 14,000 Hudl Focus units deployed in the market, with many customers taking advantage of the ability to easily livestream their games and matches to family, friends, and fans. Teams loved this offering, but a growing number were looking for the option to monetize those streams. Enter Blueframe—founded in in 2015, the company built an incredible set of production tools enabling teams to enhance their livestreams with broadcast-level graphics. Teams could also choose to charge on a subscription or pay-per-view basis.

- Professional and college sports are increasingly emphasizing human performance, specifically load management and injury prevention. For years, teams have been equipping their athletes with global positioning system (GPS) sensors to track information around speed, acceleration, and distance run. More recently, teams have focused on marrying this performance data with video to add important context and get more value out of the data. Enter Realtrack's solution, WIMU, developed in association with FC Barcelona's Barça Innovation Hub. The product tracks up to 20,000 data points per second and monitors more than 250 variables for each individual athlete, with applications for real-time monitoring, post-session in-depth analysis, and cloud-based customizable dashboards.

- A couple years ago, we discussed Hudl's acquisition of Wyscout, the scouting platform that powers global football (or soccer) recruitment all around the world. In December, Hudl added Instat, expanding its video and data coverage to more countries and more levels in global football as well as adding a powerful scouting platform for basketball and ice hockey.

As with any acquisition, the real work (and value) comes in the integration. We're excited to see Hudl continue to strengthen its acquisition muscle and playbook as Instat marked the twelfth acquisition in Hudl's 16-year history.

// Closing

In December, we lost one of our dearest friends and long-time board member Bill Cintani. Bill was a driving factor in our success and gave us sage advice over many years of service to Nelnet. He is sorely missed already, and we want to thank his family for sharing their time with Bill, our friend and adviser.

We enter 2023 with a cautious view given all the macro-global events occurring including wars, spy balloons, budget crises, U.S. debt limit showdowns, and rising interest rates.

Even in light of all the unknowns in the greater global economy, we remain bullish on the prospects of every core division within Nelnet and all the major investments we hold on our balance sheet. We believe we have created substantial value for our shareholders that will be unlocked and realized in the coming years. We are maniacally focused on customer experience and customer service, bettering our communities, and making Nelnet an awesome place to work for our associates.

Dream. Learn. Grow.

Jeff Noordhoek
Chief Executive Officer

Nelnet Board of Directors

 Michael S. Dunlap

 Preeta Bansal

 Matthew Dunlap

 Kathleen A. Farrell Ph.D.

 David Graff

 Thomas E. Henning

 Adam Peterson

 Kimberly Rath

 Jona Van Deun

Nelnet Bank Board of Directors

 Michael S. Dunlap

 Tim Tewes

 Carine Strom Clark

 Connie Edmond

 Anthony Goins

 Crawford Cragun

 Jaime Pack

 Andrea Moss

// Mike Dunlap's Thoughts about Investments

Our goal is for each Nelnet shareholder to record a gain or loss in market value proportional to the gain or loss in per-share fundamental (intrinsic) value recorded by the company. To achieve this goal, we strive to maintain a one-to-one relationship between the company's fundamental value and market value. As that implies, we would rather see Nelnet's stock price at a fair level than at an artificial level. Our fair value approach may not be preferred by all investors, but we believe it aligns with Nelnet's long-term approach to both our business model and market value. However, from time-to-time Mrs./Mr. Market can be irrational and will materially overvalue or undervalue the investment style they currently love. Short-term, Mrs./Mr. market is a voting machine; long-term, the market is a weighing machine.

Over the last few years, Mr. Market created something from nothing (stock price bubbles, crypto, non-fungible tokens (NFTs), meme stocks, real estate prices that do not work in historically average interest rate environments) to fill the demand from bad government policy, speculation, short-term thinking, greed, over stimulus, leverage, and low interest rates. Many of these speculative investments are now down over 60%. Many real estate investments are going to be underwater when variable interest rate loans reset, potentially creating opportunities.

If you live in a hyper-inflationary environment (Argentina, Zimbabwe), Bitcoin may act as a store of value over short periods of time. There is enough friction in the Bitcoin/crypto protocols, which leads most people to buy, hold, and sell their crypto on an exchange versus holding their own crypto wallets with block-long passwords that cannot be recovered if lost. Over longer periods of time, it is a speculation on the capability of an algorithm to create mathematical scarcity and become stable enough in a decentralized, quasi non-regulatable environment to avoid the mess FTX, all of their clients, and Sam Bankman-Fried are experiencing. Where is the next potential fraud? One of the largest cryptocurrency trading exchanges, with millions of monthly users and billions in daily trading volume, regularly moves its operations from country to country and claims to be decentralized with no official headquarters. Auditors have halted all work for many crypto clients including at least one of the largest exchanges. There is no third-party review of their books, and they have insanely small numbers of staff for a business moving hundreds of billions of dollars and shifting headquarters, locations, and mailboxes. Let's add leverage (gas) and 1,000 other crypto coins (infinitely copied) to the fire and see what happens. What could go wrong in crypto? Do you want to speculate in crypto/NFTs and meme stocks or make solid, long-term investments in great companies with real assets?

I just finished reading the Benjamin Franklin autobiography by Walter Isaacson. Franklin believed in the common person and their collective ability to drive people toward the best possible outcomes versus one supremely smart, elite group of people. Today this concept has been referenced as the "wisdom of the crowd." The future of social media is here with ChatGPT-3; artificial intelligence has been all the rage these last few months. I am confident these tools will enhance our abilities and lead to many new ways to learn and do business. At the same time these new and older (Facebook, Tik Tok, Snapchat, Instagram, Twitter) algorithms are similar and prone to making things up to fill in the blanks. If we abdicate our responsibility to educate and inform ourselves and end up with a handful of elite algorithms informing us on everything under the sun, we are going to lose the wide diversity of thought, backgrounds, and perspectives that lead to optimal outcomes.

There are also some great quotes from Franklin that are timeless reminders of what made and make our country great. For example:

> "Ordaining of laws in favor of one part of the nation to the prejudice and oppression of another is certainly the most erroneous and mistaken policy...An equal dispensation of protection, rights, privileges, and advantages, is what every part is entitled to, and ought to enjoy."

Summarized from the end of the 2021 annual report, we live in the best country in the world. Let's hope as we wake up from our hangover, we don't make the same economic mistakes and create a nation where we have perfect equality because we are all broke. On the bright side, as these future disruptions occur in the economy, we will continue to try to position Nelnet to be opportunistic as we have been in the past.

Recently, I talked to our senior team about what makes Nelnet different from many other publicly traded companies. None of the characteristics are overly complicated or special, unique insights. A lot of our philosophy comes from our banking background and focus on the customer, associate, diversification, and community. In addition, when I was in graduate/law school in the 80s at University of Nebraska–Lincoln, I had the opportunity to read the Warren Buffett Partnership Letters and Berkshire Hathaway annual reports, which had a major impact on our business philosophies—many of which you will see below.

What is Nelnet's DNA?

- **Long-Term Perspective:** Focus on long-term potential versus short-term market fluctuations. Short term, the market is a voting machine; long term, a "weighing" machine. We are not focused on short-term moves in our stock price. We want to create value for decades to come. We do not give earnings guidance, and we do not do earnings calls. We think focusing our intellectual capital on our customers and associates will create real long-term value versus hyping our stock.

- **Moat**: Strong, sustainable competitive advantages, recurring revenue, profit margin, and cash flow. These are the attributes we look for in businesses we want to invest in, manage, and grow.

- **Discounted Cash Flow:** The value of bonds and stocks comes from "free" cash flow. Will our decisions create long-term cash flow? We don't want to make our short-term financials look better to the detriment of long-term cash flow—think capitalized software. Some companies play games by capitalizing everything they can possibly get their accountants to agree with; we do not play those games.

- **Opportunistic / Contrarian:** Look for businesses out of favor with the market versus current market "darlings." We're not looking for the "greater fool" to buy at a high price and then sell at a higher price to an even greater fool. We buy businesses to hold and grow over time.

- **Diversification:** Stability of a unicycle versus a bicycle versus a car versus an 18-wheeler (or a stool with one leg versus four legs). Inside of that diversification, we try to focus on our core competencies: servicing, software, payments, finance, and with a large focus on education.

- **Debt:** Debt is a double-edged sword. Leverage magnifies your gains, but it will also magnify your losses. When the tide goes out, you quickly learn who's been swimming naked. Use debt prudently.

How do our businesses hold up to our strategy?

- **NDS:** Large moat—we do not see many new competitors jumping into this government-run student loan program. We are on a constant pendulum ride, being swung from one extreme to the other.

- **NBS:** Significant momentum as we continue to grow our recuring revenue and net income over time at double-digit rates. The K–12 team has diversified its products from payment plans, to grant and aid, a student information system, and now FACTS Education Solutions, which provides professional development and instructional services. Campus Commerce now has over 1,100 higher ed institutions as customers and growing with diversified tuition management and integrated commerce solutions.

- **ALLO:** The four values of being local, honest, exceptional, and hassle-free have led to over 50% market share in ALLO's largest markets as they mature. The first-mover advantage, great customer service, and large infrastructure investment are widening our moat further each year, leading to long-term, growing recurring cash flow into the future with relatively low turnover.

- **Nelnet Financial Services / Nelnet Bank:** Opportunistic originations, acquisitions, and prudent leverage continue to create significant free cash flow. The Fed's transitory nonsense gave us the opportunistic ability to aggressively hedge our portfolio with pay-fixed swaps, which created over $5 in earnings in 2022 as the Feds played catch-up fighting inflation by raising rates significantly.

- **Nelnet Renewable Energy:** Opportunistically, we started with tax equity and then syndicated tax equity; we have purchased an engineering and construction firm GRNE Solar and started to develop our own projects. We believe this diversified group with the stimulus from the Inflation Reduction Act is set up to be a significant long-term cash flow generator for Nelnet. Like ALLO, the accounting treatment of this business doesn't provide an accurate picture of the value we are creating. GAAP accounting on many of these projects show losses in the early years and all the gains in the later years. As I stated earlier, we do not care if our short-term earnings don't look great if we know long term, we are creating value and true free cash flow.

» **Environmental, Social, and Governance (ESG) has been at Nelnet for a long time under different terminology / syntax.** I do not want to waste significant company resources rewording what we have always strived to do to appease a few investors who want to put us into an investment flavor-of-the-day box.

- **Priorities:** (1) Customers (2) Associates (3) Diversification (4) Open Communication (5) Give Back

- **Horizontal Flywheel:** Think of a horizontal wheel with four quadrants: Customer, Associate, Community, and Shareholder. All these constituencies need to be in balance. If they get out of alignment, the flywheel will fall off balance. Great, lasting companies balance their investment in these constituencies.



Forward-Looking and Cautionary Statements

This letter to shareholders contains forward-looking statements within the meaning of federal securities laws. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "future," "intend," "may," "plan," "potential," "predict," "should," "will," "would," and similar expressions, as well as statements in future tense, are intended to identify forward-looking statements. These statements are based on management's current expectations as of the date of this letter and are subject to known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results and performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: risks and uncertainties related to the severity, magnitude, and duration of the COVID-19 pandemic, including changes in the macroeconomic environment, consumer behavior, and government policy; risks related to the ability to successfully maintain and increase allocated volumes of student loans serviced by the company under existing and any future servicing contracts with the Department, which contracts accounted for 32% of the company's revenue in 2022; risks to the company related to the Department's initiatives to procure new contracts for federal student loan servicing, including the pending and uncertain nature of the Department's procurement process, risks that the company may not be successful in obtaining any of such potential new contracts, and risks related to the company's ability to comply with agreements with third-party customers for the servicing of loans; risks related to the company's loan portfolio, such as interest rate basis and repricing risk, changes in levels of loan repayment, default rates, and prepayment rates; the use of derivatives to manage exposure to interest rate fluctuations; the uncertain nature of expected benefits from FFEL Program, private education, and consumer loan purchases and initiatives to purchase additional FFEL Program, private education, and consumer loans or investment interests therein; financing and liquidity risks, including risks of changes in the securitization and other financing markets for loans; risks and uncertainties from changes in terms of education loans and in the educational credit and services marketplace resulting from changes in applicable laws, regulations, and government programs and budgets, such as changes resulting from the CARES Act and the expected decline over time in FFEL Program loan interest income due to the discontinuation of new FFEL Program loan originations in 2010 and the resulting initiatives by the company to adjust to a post-FFEL Program environment, as well as the possibility of new student loan forgiveness or broad debt cancellation programs by the government or other incentives to consolidate away from existing FFEL Program loans; our ability to maintain federal guarantees for certain government loans; risks and uncertainties of the expected benefits from Nelnet Bank's operations, including the ability to successfully conduct banking operations and achieve expected market penetration; risks related our renewable energy business, including availability of federal incentives, regulatory uncertainty, climate change risk, supply change risk, and rising debt and construction costs; risks and uncertainties related to other initiatives to pursue additional strategic investments (and anticipated income therefrom), acquisitions, and other activities, including activities that are intended to diversify the company both within and outside of its historical core education-related businesses; our reliance on third parties to provide certain services; risks from changes in economic conditions and consumer behavior; cybersecurity risks, including disruptions to systems, disclosure of confidential or personal information, and/or damage to reputation resulting from cyber-breaches; our ability to adapt to technological change; changes in the general interest rate environment, including the transition away from LIBOR; risks related to the exclusive forum provisions in our articles of incorporation; risks related to our Executive Chairman's ability to control matters related to the company through voting rights; risk related to related party transactions; risks related to climate change; concerns about the downgrade of the U.S. credit rating; and risks related to natural disasters, terrorist activities, or international hostilities. For more information, see the "Risk Factors" sections and other cautionary discussions of risks and uncertainties included in documents filed or furnished by the company with the SEC, including the most recent Form 10-K filed by the company with the SEC. All forward- looking statements in this letter are as of the date of this letter. Although the company may voluntarily update or revise its forward-looking statements from time to time to reflect actual results or changes in the company's expectations, the company disclaims any commitment to do so except as required by law.

10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the transition period from ⎽ to ⎽.

COMMISSION FILE NUMBER 001-31924



NELNET, INC.
(Exact name of registrant as specified in its charter)

Nebraska	**84-0748903**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 South 13th Street, Suite 100

Lincoln, Nebraska	**68508**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (402) 458-2370

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, Par Value $0.01 per Share	NNI	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

	Accelerated filer ☐
Large accelerated filer ☒	Smaller reporting company ☐
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting common stock held by non-affiliates of the registrant on June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing sale price of the registrant's Class A Common Stock on that date of $85.25 per share, was $1,437,938,178. The registrant's Class B Common Stock is not listed for public trading on any exchange or market system, but shares of Class B Common Stock are convertible into shares of Class A Common Stock at any time on a share-for-share basis. For purposes of this calculation, shares of common stock beneficially owned by any director or executive officer of the registrant or by any person who beneficially owns greater than 10% of the Class A Common Stock or who is otherwise believed by the registrant to be in a control position have been excluded, since such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not conclusive for other purposes.

As of January 31, 2023, there were 26,466,685 and 10,668,460 shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share, outstanding, respectively (excluding 11,305,731 shares of Class A Common Stock held by wholly owned subsidiaries).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be filed for its 2023 Annual Meeting of Shareholders, scheduled to be held May 18, 2023, are incorporated by reference into Part III of this Form 10-K.

Auditor Name: KPMG LLP	Auditor Location: Lincoln, Nebraska	Auditor Firm ID: 185

NELNET, INC.
FORM 10-K
TABLE OF CONTENTS
December 31, 2022

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This report contains forward-looking statements and information that are based on management's current expectations as of the date of this document. Statements that are not historical facts, including statements about the Company's plans and expectations for future financial condition, results of operations or economic performance, or that address management's plans and objectives for future operations, and statements that assume or are dependent upon future events, are forward-looking statements. The words "anticipate," "assume," "believe," "continue," "could," "ensure," "estimate," "expect," "forecast," "future," "intend," "may," "plan," "potential," "predict," "scheduled," "should," "will," "would," and similar expressions, as well as statements in future tense, are intended to identify forward-looking statements.

The forward-looking statements are based on assumptions and analyses made by management in light of management's experience and its perception of historical trends, current conditions, expected future developments, and other factors that management believes are appropriate under the circumstances. These statements are subject to known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results and performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, the risks and uncertainties set forth in "Risk Factors" and elsewhere in this report, and include such risks and uncertainties as:

- risks and uncertainties related to the duration, ultimate severity, and continuing impacts of the coronavirus disease 2019 ("COVID-19") pandemic;

- risks related to the ability to successfully maintain and increase allocated volumes of student loans serviced by the Company under existing and any future servicing contracts with the U.S. Department of Education (the "Department") and risks related to the Company's ability to comply with agreements with third-party customers for the servicing of Federal Direct Loan Program, Federal Family Education Loan Program (the "FFEL Program" or FFELP), private education, and consumer loans;

- loan portfolio risks such as interest rate basis and repricing risk, the risk of loss of floor income on certain student loans originated under the FFEL Program, risks related to the use of derivatives to manage exposure to interest rate fluctuations, uncertainties regarding the expected benefits from purchased securitized and unsecuritized FFELP, private education, consumer, and other loans, or investment interests therein, and initiatives to purchase additional FFELP, private education, consumer, and other loans, and risks from changes in levels of loan prepayment or default rates;

- financing and liquidity risks, including risks of changes in the interest rate environment;

- risks from changes in the terms of education loans and in the educational credit and services markets resulting from changes in applicable laws, regulations, and government programs and budgets;

- risks related to a breach of or failure in the Company's operational or information systems or infrastructure, or those of third-party vendors;

- uncertainties inherent in forecasting future cash flows from student loan assets and related asset-backed securitizations;

- risks and uncertainties of the expected benefits from the November 2020 launch of Nelnet Bank operations, including the ability to successfully conduct banking operations and achieve expected market penetration;

- risks related to the expected benefits to the Company from its continuing investment in ALLO Holdings, LLC (referred to collectively with its subsidiary ALLO Communications LLC as "ALLO"), and risks related to investments in solar projects, including risks of not being able to realize tax credits which remain subject to recapture by taxing authorities;

- risks and uncertainties related to other initiatives to pursue additional strategic investments (and anticipated income therefrom), acquisitions, and other activities, including activities that are intended to diversify the Company both within and outside of its historical core education-related businesses;

- risks and uncertainties associated with climate change; and

- risks and uncertainties associated with litigation matters and with maintaining compliance with the extensive regulatory requirements applicable to the Company's businesses.

All forward-looking statements contained in this report are qualified by these cautionary statements and are made only as of the date of this document. Although the Company may from time to time voluntarily update or revise its prior forward-looking statements to reflect actual results or changes in the Company's expectations, the Company disclaims any commitment to do so except as required by law. In this report, unless the context indicates otherwise, references to "Nelnet," "the Company," "we," "our," and "us" refer to Nelnet, Inc. and its subsidiaries.

PART I.

ITEM 1. BUSINESS

Overview

Nelnet is a diverse, innovative company with a purpose to serve others and a vision to make dreams possible. The largest operating businesses engage in loan servicing and education technology, services, and payment processing, and the Company also has a significant investment in communications. A significant portion of the Company's revenue is net interest income earned on a portfolio of federally insured student loans. The Company also makes investments to further diversify both within and outside of its historical core education-related businesses including, but not limited to, investments in early-stage and emerging growth companies, real estate, and renewable energy (solar). Substantially all revenue from external customers is earned, and all long-lived assets are located, in the United States.

The Company was formed as a Nebraska corporation in 1978 to service federal student loans for two local banks. The Company built on this initial foundation as a servicer to become a leading originator, holder, and servicer of federal student loans, principally consisting of loans originated under the Federal Family Education Loan Program. A detailed description of the FFEL Program is included in Appendix A to this report.

The Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Act of 2010") discontinued new loan originations under the FFEL Program, effective July 1, 2010, and requires all new federal student loan originations be made directly by the Department through the Federal Direct Loan Program. This law does not alter or affect the terms and conditions of existing FFELP loans.

As a result of the Reconciliation Act of 2010, the Company no longer originates FFELP loans. However, a significant portion of the Company's income continues to be derived from its existing FFELP student loan portfolio. As of December 31, 2022, the Company had a $13.6 billion FFELP loan portfolio. Interest income on the Company's existing FFELP loan portfolio will decline over time as the portfolio is paid down. Since all FFELP loans will eventually run off, a key objective of the Company is to maximize the amount and timing of cash flows generated from its FFELP portfolio and reposition itself for the post-FFELP environment.

To reduce its reliance on interest income from FFELP loans, the Company has expanded its services and products. This expansion has been accomplished through internal growth and innovation as well as business and certain investment acquisitions. The Company is also actively expanding its private education, consumer, and other loan portfolios, and in November 2020 launched Nelnet Bank (as further explained below). In addition, the Company has been servicing federally owned student loans for the Department since 2009.

Operating Segments

The Company's reportable operating segments are summarized below. Business activities and operating segments that are not reportable are combined and included in "Corporate and Other Activities."

Loan Servicing and Systems (LSS)
- Referred to as Nelnet Diversified Services (NDS)
- Focuses on student and consumer loan origination services and servicing, loan origination and servicing-related technology solutions, and outsourcing business services
- Includes the brands Nelnet Diversified Solutions, Nelnet Loan Servicing, Nelnet Servicing, Great Lakes, Firstmark Services, GreatNet, and Nelnet Government Services

Education Technology, Services, and Payment Processing (ETS&PP)
- Referred to as Nelnet Business Services (NBS)
- NBS provides education services, payment technology, and community management solutions for K-12 schools, higher education institutions, churches, and businesses in the United States and internationally
- Includes the divisions of FACTS, Nelnet Campus Commerce, Nelnet Payment Services (formerly PaymentSpring), Nelnet Community Engagement, and Nelnet International

Asset Generation and Management (AGM)
- Also referred to as Nelnet Financial Services
- Includes the acquisition and management of student and other loan assets

Nelnet Bank

- Internet Utah-chartered industrial bank focused on the private education and unsecured consumer loan markets

Communications

- Comprised of the operations of ALLO prior to the deconsolidation of ALLO on December 21, 2020
- ALLO focuses on providing fiber optic service directly to homes and businesses for internet, telephone, and television services

A more detailed description of each of the Company's reportable operating segments and Corporate and Other Activities is provided below.

Loan Servicing and Systems

The primary service offerings of this operating segment include:

- Servicing federally owned student loans for the Department
- Servicing FFELP loans
- Originating and servicing private education and consumer loans
- Backup servicing for FFELP, private education, and consumer loans
- Providing student loan servicing software and other information technology products and services
- Providing outsourced services including call center, processing, and technology services

As of December 31, 2022, the Company serviced $587.5 billion of loans for 17.6 million borrowers. See Part II, Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A") - "Loan Servicing and Systems Operating Segment - Results of Operations - Loan Servicing Volumes" for additional information related to the Company's servicing volume.

Servicing federally owned student loans for the Department

Nelnet Servicing, LLC (Nelnet Servicing), a subsidiary of the Company, and Great Lakes Educational Loan Services, Inc. ("Great Lakes"), acquired by the Company in February 2018, are two of the current six private sector entities that have student loan servicing contracts with the Department to service loans that include Federal Direct Loan Program loans originated directly by the Department and FFEL Program loans purchased by the Department. The Department evaluates each federal loan servicer and allocates new borrower accounts on a quarterly basis based on service level and portfolio performance metrics. As of December 31, 2022, NDS was servicing $545.4 billion of student loans for 15.8 million borrowers under its contracts. Under the servicing contracts, Nelnet Servicing and Great Lakes earn a monthly fee from the Department for each unique borrower they service on behalf of the Department. The Department is the Company's largest customer, representing 32% of the Company's revenue and 74% of the LSS operating segment's revenue in 2022.

The Company's student loan servicing contracts with the Department are scheduled to expire on December 14, 2023. In 2017, the Department initiated a contract procurement process referred to as the Next Generation Financial Services Environment for a new framework for the servicing of all student loans owned by the Department. The Consolidated Appropriations Act, 2021 contains provisions directing certain aspects of the process, including that any new federal student loan servicing environment is required to provide for the participation of multiple student loan servicers and the allocation of borrower accounts to eligible student loan servicers based on performance. In the second quarter of 2022, the Department released a solicitation entitled Unified Servicing and Data Solution (USDS) for the new servicing framework. The Company responded to the USDS solicitation. The Company cannot predict the timing, nature, or ultimate outcome of this or any other contract procurement process by the Department. If the Company's servicing contracts are not extended beyond the current expiration date or the Company is not chosen as a subsequent servicer, the Company's servicing revenue would decrease significantly. If the terms and requirements under a potential new contract with the Department are less favorable than under the Company's current contracts, loan servicing revenue and/or operating margins could be adversely impacted.

Incremental revenue components earned by Nelnet Servicing or Great Lakes from the Department (in addition to loan servicing revenues) include:

- *Administration of the Total and Permanent Disability (TPD) Discharge program*. Nelnet Servicing processes applications for the TPD discharge program and is responsible for discharge, monitoring, and servicing TPD loans. Individuals who are totally and permanently disabled may qualify for a discharge of their federal student loans, and the Company processes applications under the program and receives a fee from the Department on a per application basis, as well as a monthly servicing fee during the monitoring period. Nelnet Servicing is the exclusive provider of this service to the Department.

- *Origination of consolidation loans.* The Department outsources the origination of consolidation loans whereby servicers receive Federal Direct Loan consolidation origination volume based on borrower choice. The Department pays the Company a fee for each completed consolidation loan application it processes. Nelnet Servicing and Great Lakes each service the consolidation volume it originates.

Servicing FFELP loans

NDS services AGM and Nelnet Bank's FFELP student loan portfolios and the portfolios of third parties. The loan servicing activities include loan conversion activities, application processing, borrower updates, customer service, payment processing, due diligence procedures, funds management reconciliations, and claim processing. These activities are performed internally for the Company's portfolio, in addition to generating external fee revenue when performed for third-party clients.

The Company uses proprietary systems to manage the servicing process. These systems provide for automated compliance with most of the federal student loan regulations adopted under Title IV of the Higher Education Act of 1965, as amended (the "Higher Education Act").

The Company serviced FFELP loans on behalf of 113 third-party servicing customers as of December 31, 2022. The Company's FFELP servicing customers include national and regional banks, credit unions, and various state and nonprofit secondary markets. The majority of the Company's external FFELP loan servicing activities are performed under "life of loan" contracts, which essentially provide that as long as the applicable loan exists, the Company shall be the sole servicer of that loan; however, the agreement may contain "deconversion" provisions where, for a fee, the lender may move the loan to another servicer.

The discontinuation of new FFELP loan originations in July 2010 has caused and will continue to cause FFELP servicing revenue to decline as these loan portfolios are paid down. However, the Company believes there may be opportunities to service additional FFELP loan portfolios from current FFELP participants not currently using the Company as a servicer as the FFEL Program winds down.

Originating and servicing private education and consumer loans

NDS conducts origination and servicing activities for private education and consumer loans. Private education loans are non-federal private credit loans made to students or their family; as such, the loans are not issued or guaranteed by the federal government. These loans are used primarily to bridge the gap between the cost of higher education and the amount funded through financial aid, federal loans, or the borrowers' personal resources. Although similar in terms of activities and functions as FFELP loan servicing, private education loan servicing activities are not required to comply with provisions of the Higher Education Act and may be more customized to individual client requirements.

The Company has invested and plans to continue to invest in modernizing key technologies and services to position its consumer loan servicing business for the long-term, expanding services to include personal loan products and other consumer installment assets. The Company is in the process of a modernization of its private education and consumer loan origination and repayment servicing systems. The Company believes improvements in systems will allow for diversified products to be both originated and serviced with secure, state-of-the-art application and servicing platforms to drive growth for the Company's client partners. Presenting a very wide market opportunity of new entrants and existing players, consumer lending is expected to be a growth area. In both backup servicing and full servicing partnerships, the Company is a valuable resource for consumer lenders and asset holders as it allows for leveraged economies of scale, high compliance, and secure service to client partners.

As of December 31, 2022, NDS serviced private education and consumer loans on behalf of 35 third-party servicing customers.

Backup servicing for FFELP, private education, and consumer loans

NDS offers protection against unexpected business failure, or any event that stretches a third-party service provider's resources beyond its capability to perform essential services, through backup servicing. Backup servicing for loan asset owners, investors, financiers, and other stakeholders is a way to safeguard assets and mitigate financial risk, generally in conjunction with a structured long-term financing of the assets (like an asset-backed securitization).

NDS's backup service provides a trigger response plan with pre-built system profiles that remain on standby, ready to be utilized if a contracted asset manager or service provider cannot perform its duties. The Company performs testing and maintenance against the loan transfer process each month with backup clients and certifies compliance. For a monthly fee, these arrangements require a 30 to 90 day notice from a triggering event to transfer the customer's servicing volume to the Company's platform and becoming a full servicing customer. NDS offers backup servicing for FFEL, private education, and consumer loan programs that leverages existing servicing systems and full service experience. NDS provides backup servicing arrangements to assist 20 entities for more than 17 million borrowers.

Providing student loan servicing software and other information technology products and services

NDS provides data center services, student loan servicing software for servicing private education and federal loans, guaranty servicing software, and consulting and professional services to support the technology platforms. These proprietary software systems are used internally by the Company and/or licensed to third-party student loan holders and servicers. These software systems have been adapted so they can be offered as hosted servicing software solutions that can be used by third parties for guaranty servicing and to service various types of student loans, including Federal Direct Loan Program and FFEL Program loans. The Company earns a monthly fee from its remote hosting customers for each loan or unique borrower on the Company's platform, with a minimum monthly charge for most contracts. As of December 31, 2022, 6.1 million borrowers were hosted on the Company's hosted servicing software solution platforms, including 6.0 million borrowers who were serviced by entities that have contracts to service loans for the Department.

Six entities, including Nelnet Servicing and Great Lakes, are currently servicers of federally owned loans. NDS currently licenses its hosted servicing software to two of the six servicers for the Department. The Company's remote hosted Department servicing customers will transfer their servicing volume to other servicers in 2023, which will have a significant adverse impact to software services revenue in future periods. See the MD&A - "Loan Servicing and Systems Operating Segment - Results of Operations - Government Loan Servicing" for additional information.

Providing outsourced services including call center, processing, and technology services

NDS provides business process outsourcing primarily specializing in contact center management. The contact center solutions and services include taking inbound calls, helping with outreach campaigns and sales, and interacting with customers through multi-channels. Processing services include application processing and verification, payment processing, credit dispute, and account management services. NDS also outsources technology expertise and capacity to supplement development needs in organizations.

Competition

We believe the Company's scalable servicing platform allows it to provide compliant, efficient, and reliable service at a low cost, giving the Company a competitive advantage over others in the industry. In contrast to its competitors, the Company has segmented its private education loan servicing on a distinct platform, created specifically to meet the needs of private education student loan borrowers, their family, the school they attend, and the lenders who serve them. This ensures access to specialized teams with a dedicated focus on servicing these borrowers.

NDS is one of the leaders in the development of servicing software for guaranty agencies, consumer and private education loan programs, the Federal Direct Loan Program, and FFELP student loans. Many student loan lenders and servicers utilize the Company's software either directly or indirectly. NDS believes the investments it has made to scale its systems and to create a secure infrastructure to support the Department's servicing volume and requirements increase its competitive advantage as a long-term partner in the loan servicing market.

Education Technology, Services, and Payment Processing

NBS is a service and technology company that operates as the following divisions:

- FACTS
- Nelnet Campus Commerce
- Nelnet Payment Services (formerly PaymentSpring)
- Nelnet Community Engagement
- Nelnet International

The majority of this segment's customers are located in the United States; however, the Company also provides services and technology as part of its Nelnet International division in Australia, New Zealand, and Southeast Asia, and believes there are opportunities to increase its customer base and revenues internationally.

See the MD&A - "Education Technology, Services, and Payment Processing Operating Segment - Results of Operations" for an overview of the seasonality of the business in this operating segment.

A more detailed description of each NBS division is provided below. For a presentation of NBS revenue disaggregated by service offering into tuition payment plan services revenue, payment processing revenue, and education technology and services revenue, see the MD&A - "Education Technology, Services, and Payment Processing Operating Segment - Results of Operations - Summary and Comparison of Operating Results - Education technology, services, and payment processing revenue." In the discussion below, revenues from the described products and services are included in education technology and services revenue in such presentation, unless specifically indicated otherwise.

FACTS

NBS uses the FACTS brand in the K-12 private and faith-based markets. FACTS provides solutions that elevate the K-12 experience for school administrators, teachers, and families. FACTS solutions include the following categories:

- Financial Management
- Administration
- Enrollment and Communications
- Advancement
- Education Development

FACTS provides services for almost 11,000 K-12 schools and serves over 4 million students and families. FACTS generated $244 million and $184 million in revenue for the years ended December 31, 2022 and 2021, respectively.

Financial Management **-** FACTS is the market leader in education financial management services, including tuition payment plans and financial needs assessment (grant and aid). K-12 educational institutions contract with the Company to administer tuition payment plans that allow families to make recurring payments generally over six to 12 months. The Company earns tuition payment plan services revenue by collecting a fee from either the institution or the payer to administer the plan. Additionally, the Company may earn payment processing revenue for fees when families make tuition payments. The Company's grant and aid assessment service helps K-12 schools evaluate and determine the amount of financial aid to disburse to the families it serves. The Company earns service revenue by charging a fee for grant and aid applications processed.

Administration - The Company's school administration solutions include FACTS Student Information System (SIS), Family App, and Parent Alert. FACTS SIS automates the flow of information between school administrators, teachers, and parents and includes administrative processes such as scheduling, cafeteria management, attendance, and grade book management. The Company's information systems software is sold as a subscription service to schools. The Company also offers a streamlined, social, and fully integrated learning management system to enhance classroom instruction for both teachers and students. FACTS Family App provides families with mobile access to the information they need and Parent Alert allows for instant communication with families when needed.

Enrollment and Communications – The Company's enrollment and communications tools are used by schools to enhance and streamline admissions and communications efforts. FACTS Application & Enrollment provides a paperless experience for the admissions office and provides schools with real-time information as applications and enrollment forms are completed. The Company earns a fee per completed application and/or enrollment form. FACTS School Site is a website content management system for schools to promote and share information with current and prospective families. FACTS solutions in this area allow for better overall connection between admissions, enrollment, and marketing.

The combination of the Company's financial management, administration, and enrollment and communications products has significantly increased the value of the Company's offerings in this area, allowing the Company to deliver a comprehensive suite of solutions to schools.

Advancement - The Company's advancement solution, FACTS Giving, is a comprehensive donation platform that streamlines donor communications, organizes donor information, and provides access to data analysis and reporting. FACTS Giving pairs with other FACTS solutions like SIS, School Site, and Family App. FACTS Giving simplifies incoming donations through appeal pages and online registration for virtual school events. FACTS Giving features also include text-to-give functionality, options to manage specific fundraising projects or year-long campaigns, and real-time reports to analyze fundraising efforts. The Company earns subscription fees and payment processing revenues for these services.

Education Development - FACTS Education Solutions provides customized professional development and coaching services for teachers and school leaders as well as instructional services for students experiencing academic challenges. These services provide continuous advanced learning and professional development while helping private schools identify and attain equitable participation in Title I and Title II federal education programs. Due to the increases in federal pandemic-related funds supporting K-12 education under the Emergency Assistance to Non-Public Schools (EANS) program, the Company has witnessed a spike in schools asking for services in these areas. FACTS Education Solutions also offers an innovative technology product that aids in both teacher and student evaluation.

Nelnet Campus Commerce

NBS uses the Nelnet Campus Commerce brand to offer payment technologies for a smarter campus to higher education institutions. Nelnet Campus Commerce offers the following solutions:

- Tuition Management
- Integrated Commerce

The Company provides service for more than 1,100 colleges and universities worldwide and serves over 8 million students and families. Nelnet Campus Commerce generated $113 million and $99 million in revenue for the years ended December 31, 2022 and 2021, respectively.

Tuition Management - Higher education institutions contract with the Company to administer tuition payment plans that allow the student and family to make recurring payments on either a semester or annual basis. The Company earns tuition payment plan services revenue by collecting a fee from either the student or family to administer the plan. Additionally, the Company may earn payment processing revenue when families make tuition payments.

Nelnet Billing & Payments allows schools to send automated bills for tuition and fees, housing, parking, and other campus service offerings and allows students to safely make online payments from anywhere. Nelnet Refunds helps schools stay compliant with federal refund regulations and allows students choice in their refund method. The Company earns hosting fees, per transaction fees, and credit card processing fees for its Nelnet Billing & Payments and Nelnet Refunds products. Credit card processing fees are included in payment processing revenue.

Integrated Commerce – Nelnet Campus Commerce integrated commerce solutions help schools maintain revenue sources across campus including in-person payments, online shopping experiences, and a mobile app. Nelnet Storefront provides online stores for departments across campus with consolidated views and management by the business office. Nelnet Cashiering allows higher education institutions to manage all in-person payments on campus. The Company earns hosting fees, per transaction fees, and credit card processing fees for its integrated commerce solutions. Credit card processing fees are included in payment processing revenue.

Nelnet Payment Services

NBS uses the Nelnet Payment Services brand to provide secure payment processing technology. Nelnet Payment Services supports and provides payment processing services, including credit card and electronic transfers, to the other divisions of NBS in addition to other third-party industries and software platforms across the United States. Nelnet Payment Services offers mobile, in-person, and online solutions for customers to collect, process, and view credit card and Automated Clearing House (ACH) payments. Services rendered by Nelnet Payment Services are Payment Card Industry (PCI) compliant. Nelnet Payment Services earns payment processing revenues through fees for credit card and ACH transactions. Nelnet Payment Services generated $50 million and $43 million in revenue for the years ended December 31, 2022 and 2021, respectively.

Nelnet Community Engagement

NBS uses the Nelnet Community Engagement (NCE) brand to provide faith community engagement, giving management, and learning management services and technologies. NCE serves customers in the technology, nonprofit, religious, health care, and professional services industries and is the newest division within NBS. NCE generated $4 million and $6 million in revenue for the years ended December 31, 2022 and 2021, respectively, and offers the following solutions:

- Faith Community Engagement
- Giving Management
- Learning Management

Faith Community Engagement – NCE services and technologies enable church leaders and members to easily engage and communicate with each other. Faith Community Engagement product features include a customizable mobile app, text messaging, forms and registrations, and other digital tools to strengthen communication and engagement. Additional solutions provide content management services including bulletin, news articles, and event calendars, as well as customized websites that provide on-demand support and automated communication to keep members engaged through newsletters and social media. The Company earns subscription fees and content creation fees for these services.

Giving Management – Giving management products connect organizations with partners, donors, and volunteers to make personalized giving simple. Giving management administrative features provide a dashboard, customizable receipts, pledge management, and real-time reporting. Donors have options to give using the product's mobile app, text messaging, or passcode and can be one-time or recurring gifts. The Company earns subscription fees and payment processing revenues for these services.

Learning Management – NCE offers comprehensive solutions that use innovations such as extended enterprise, social collaborations, and gamification to expand capabilities and engage and motivate learners. Live and online training and certification is managed with simplified reporting, tracking, and record maintenance. NCE technologies allow customers to update certificate programs or create new custom learning programs to meet emerging needs. The Company earns subscription fees and content creation fees for these services. Additionally, a fee may be earned from learners completing course offerings.

<u>Nelnet International</u>

NBS uses the brand Nelnet International to serve customers in the education, local government, and health care space to build future-focused agile businesses. Nelnet International products include service and technology that align with the similarly named products categories for FACTS and Nelnet Campus Commerce. Nelnet International products include:

- Integrated Commerce
- Financial Management
- Administration

Integrated Commerce – Nelnet International's Xetta platform provides commerce payment solutions to its customers. Xetta captures and centralizes financial information across organizations and integrates with core business systems to simplify workflows, expand payment capabilities, streamline reconciliation, reduce security and compliance risk, and provide reporting and analytics. The Company earns subscription and consulting fees for the utilization of the Xetta platform.

Financial Management – Tuition payment plans and other financial management services are provided to customers internationally using the FACTS brand and service platforms. Refer to "Financial Management" under the FACTS division for additional information.

Administration – PCSchool is a cloud-based school management platform that provides administrative, information management, financial management, and communication functions for K-12 schools in Australia and New Zealand. Outside of Australia and New Zealand, Nelnet International provides administration products under the FACTS brand. The technology and services provided are consistent with the "Administration" products described under the FACTS division. The Company earns subscription fees and per transaction revenues for providing these services.

Nelnet International provides its services and technology to schools in more than 55 countries, with the largest concentrations in Australia, New Zealand, and the Asia-Pacific region. Nelnet International generated $7 million in revenue for each of the years ended December 31, 2022 and 2021.

<u>Competition</u>

The Company is the largest provider of tuition management and financial needs assessment services to the private and faith-based K-12 market in the United States. Competitors include financial institutions, tuition management providers, financial needs assessment providers, accounting firms, and a myriad of software companies.

In the higher education market, the Company targets business offices at colleges and universities. In this market, the primary competition is from a relatively small number of campus commerce and tuition payment providers, as well as solutions developed in-house by colleges and universities.

The Company believes its principal competitive advantages are (i) the customer service it provides to institutions and consumers, (ii) the technology provided with the Company's service, and (iii) the Company's ability to integrate its technology with the institution clients and their third-party service providers. The Company believes its clients select products primarily based on technology features, functionality, and the ability to integrate with other systems, but price and service also impact the selection process.

Asset Generation and Management

AGM includes the acquisition, management, and ownership of the Company's loan assets (excluding loan assets held by Nelnet Bank). Loans consist of federally insured student (originated under the FFEL Program), private education, consumer, and other loans. As of December 31, 2022, AGM's loan portfolio was $14.2 billion. Substantially all of AGM's loan portfolio (95.7% as of December 31, 2022) is federally insured. The Company earns net interest income on its loan portfolio, and generates a substantial portion of its earnings from the spread, referred to as "loan spread," between the yield it receives on its loan portfolio and the associated costs to finance such portfolio. See the MD&A - "Asset Generation and Management Operating Segment - Results of Operations - Loan Spread Analysis," for further details related to loan spread. In addition to the loan spread earned on its portfolio, all costs and activity associated with managing the portfolio, such as servicing of the assets and debt maintenance, are included in this segment.

AGM's portfolio of federally insured student loans is subject to minimal credit risk, as these loans are guaranteed by the Department at levels ranging from 97% to 100%. The Higher Education Act regulates every aspect of the federally insured student loan program. Failure to service a student loan properly could jeopardize the guarantee on federal student loans. In the case of death, disability, or bankruptcy of the borrower, the guarantee covers 100% of the loan's principal and accrued interest. FFELP loans are guaranteed by state agencies or nonprofit companies designated as guarantors, with the Department providing reinsurance to the guarantor. Guarantors are responsible for performing certain functions necessary to ensure the program's soundness and accountability. Generally, the guarantor is responsible for ensuring that loans are serviced in compliance with the requirements of the Higher Education Act. When a borrower defaults on a FFELP loan, the servicer submits a claim to the guarantor, who provides reimbursements of principal and accrued interest, subject to the applicable risk share percentage.

Origination and acquisition

Since all FFELP loans will eventually pay off, as new FFELP loans are not being originated, a key objective of the Company is to maximize the amount and timing of cash flows generated from its FFELP portfolio and reposition itself for the post-FFELP environment. As such, the Company is actively acquiring private education, consumer, and other loans and plans to expand these portfolios. During 2022, the Company purchased $524.5 million of private education, consumer, and other non-FFELP loans.

AGM's competition for the purchase of FFELP, private education, consumer, and other loan portfolios includes banks, hedge funds, and other finance companies.

Interest rate risk management

Since the Company generates a significant portion of its earnings from its loan spread, the interest rate sensitivity of the Company's balance sheet is very important to its operations. The current and future interest rate environment can and will affect the Company's interest income and net income. The effects on the Company's results of operations as a result of the changing interest rate environments are further outlined in the MD&A - "Asset Generation and Management Operating Segment - Results of Operations - Loan Spread Analysis" and in Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk - AGM Operating Segment."

Nelnet Bank

On November 2, 2020, the Company obtained final approval for federal deposit insurance from the Federal Deposit Insurance Corporation (FDIC) and for a bank charter from the Utah Department of Financial Institutions (UDFI) in connection with the establishment of Nelnet Bank, and Nelnet Bank launched operations. Nelnet Bank, a wholly owned subsidiary of the Company, operates as an internet industrial bank franchise focused on the private education and unsecured consumer loan markets, with a home office in Salt Lake City, Utah. Nelnet Bank is governed by a board of directors, a majority of the members of which are independent of the Company. Nelnet Bank was funded by the Company with an initial capital contribution of $100.0 million and an additional $30.0 million of capital was contributed in 2022 by the Company to support Nelnet Bank's asset growth. As a consolidated subsidiary of the Company, the Bank's assets, liabilities, results of operations, and cash flows are reflected in the Company's consolidated financial statements, and the industrial bank charter allows the Company to maintain its other diversified business offerings.

Nelnet Bank serves and plans to serve a niche market, with a concentration in the private education and unsecured consumer loan markets. Currently, Nelnet Bank offers refinance private education loan options to borrowers that have higher priced private education and/or federal student loan debt and in-school private education loans to students attending higher education institutions. The recent increase of interest rates has negatively impacted and will continue to negatively impact the origination of refinanced private education loans. Nelnet Bank plans to begin offering unsecured consumer loans, primarily refinance loans, in 2023 for consumers to consolidate credit card and other general-purpose debt as well as financing home improvements. Nelnet Bank extends consumer loans to borrowers in all 50 states plus the District of Columbia. As of December 31, 2022, Nelnet Bank's loan portfolio was $419.8 million.

Nelnet Bank's deposits are interest-bearing and consist of brokered certificates of deposit (CDs), retail and other savings deposits and CDs, and intercompany deposits. Retail and other savings deposits include deposits from Educational 529 College

Savings and Health Savings plans and commercial and institutional CDs. Union Bank and Trust Company ("Union Bank"), a related party, is the program manager for the College Savings plans. The intercompany deposits are deposits from the Company and its subsidiaries and include a pledged deposit of $40.0 million from Nelnet, Inc. (parent company), as required under a Capital and Liquidity Maintenance Agreement with the FDIC, deposits required for intercompany transactions, operating deposits, and NBS custodial deposits consisting of tuition payments collected which are subsequently remitted to the appropriate school. As of December 31, 2022, Nelnet Bank had $789.6 million of deposits, of which $98.3 million were intercompany deposits.

As a Utah-chartered industrial bank, Nelnet Bank is able to fulfill its mission of being a steady and stable supplier of education credit. The Bank's goal is to meet underserved needs in the United States for reliable education financing. The Company's strong history within, and understanding of, the education industry are expected to afford Nelnet Bank access to more families participating in education nationwide.

Communications

The Company provided communication services through ALLO, a former majority-owned subsidiary, until a recapitalization and additional funding for ALLO resulted in a deconsolidation of ALLO from the Company's consolidated financial statements in the fourth quarter of 2020. The recapitalization of ALLO was not considered a strategic shift in the Company's involvement with ALLO, and ALLO's results of operations, prior to the deconsolidation, are presented by the Company as a reportable operating segment. The Company continues to hold a significant investment in ALLO. See note 2 of the notes to consolidated financial statements included in this report for additional information related to the ALLO recapitalization and the Company's current ownership investment in ALLO.

ALLO derives its revenue primarily from the sale of telecommunication services, including internet, telephone, and television services to business, governmental, and residential customers in Nebraska, Colorado, and Arizona, and specializes in high-speed internet and broadband services available through its all-fiber network. ALLO plans to continue to increase market share and revenue in its existing markets and plans to expand to additional communities. As of December 31, 2022, ALLO currently serves, is in the process of building their network in, and has announced they will build in a total of 36 communities. The total households in these communities is approximately 410,000. As of December 31, 2022, ALLO served more than 90,000 residential customers and had nearly 41,000 business lines.

Corporate and Other Activities

Other business activities and operating segments that are not reportable are combined and included in Corporate and Other Activities. Corporate and Other Activities include the following items:

- The operating results of Whitetail Rock Capital Management, LLC (WRCM), the Company's U.S. Securities and Exchange Commission (SEC)-registered investment advisor subsidiary
- The operating results of Nelnet Renewable Energy, which include solar tax equity investments made by the Company, administrative and management services provided by the Company on tax equity investments made by third parties, and solar development
- The results of the majority of the Company's investment activities, including early-stage and emerging growth companies and real estate
- Interest income earned on cash and investment debt securities (primarily student loan and other asset-backed securities)
- Interest expense incurred on unsecured and certain other corporate related debt transactions
- Other product and service offerings that are not considered reportable operating segments

Corporate and Other Activities also include certain activities related to internal audit, human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services. Corporate and Other Activities also includes corporate costs and overhead functions not allocated to operating segments, including executive management, investments in innovation, and other holding company organizational costs.

Whitetail Rock Capital Management, LLC

As of December 31, 2022, WRCM had $3.5 billion in assets under management for third-party customers, consisting of student loan asset-backed securities ($2.8 billion) and Nelnet stock ($0.7 billion) - primarily shares of Class B common stock. WRCM earns annual management fees of 10 basis points to 25 basis points for asset-backed securities under management and a share of the gains from the sale of securities or securities being called prior to the full contractual maturity for which it provides advisory services. WRCM earns annual management fees of five basis points for Nelnet stock under management. During 2022, WRCM earned $6.0 million in management fees.

<u>*Nelnet Renewable Energy*</u>

As of December 31, 2022, the Company has invested a total of $175.6 million (which excludes $102.8 million syndicated to third-party investors) in tax equity investments in renewable energy solar partnerships to support the development and operations of solar projects throughout the country. These investments provide a federal income tax credit under the Internal Revenue Code, equaling either 26% or 30% of the eligible project cost, with the tax credit available when the project is placed-in-service. The Company is then allowed to reduce its tax estimates paid to the U.S. Treasury based on the credits earned. In addition to the credits, the Company structures the investments to receive quarterly distributions of cash from the operating earnings of the solar project for a period of at least five years (so the tax credits are not recaptured). After that period, the contractual agreements typically provide for the Company's interest in the projects to be purchased in an exit at the fair market value of the discounted forecasted future cash flows allocable to the Company. Given the expected timing of cash flows and experience the Company has in underwriting these assets, the Company considers these investments a good use of its capital when looking at its capital deployment initiatives.

In addition to making these tax equity investments for the Company's own portfolio, the Company is syndicating these investments with co-investors with similar tax attributes. The Company has developed expertise in sourcing, underwriting, closing, and managing these investments and believes it has strong relationships with solar developers throughout the country. The Company invests anywhere between 10% and 100% in each investment transaction, with its co-investment partners taking the remaining share. The Company earns an upfront management fee based on the amount of capital contributed by the co-investor. The management fee is recognized as income over the duration of the investment (typically five years). In addition, a performance fee is earned and recognized by the Company upon the co-investor's exit from the investment. The performance fee is typically a percentage of the capital invested and is collected during the sixth year following the initial investment. The aggregate of the management and performance fees earned from co-investors is typically five to six percent of the capital invested. The Company raised and invested a total of $63.8 million during 2022 on behalf of its co-investors. Due to the management and control of each of these investment partnerships, the tax equity investments are consolidated on the Company's consolidated financial statements, with the co-investor's portion being presented as noncontrolling interests.

In addition to solar tax equity investments, the Company has a strategy to own solar energy project assets. These assets provide long-term, predictable, and recurring cash flows. Accordingly, the Company has begun to execute a multi-faceted approach to originate, acquire, finance, own, and manage these assets. As part of this strategy, on July 1, 2022, the Company acquired 80% of the ownership interest of two subsidiaries of GRNE Solutions, LLC named GRNE-Nelnet, LLC (GRNE) and ENRG-Nelnet, LLC (ENRG) (collectively referred to as "GRNE Solar") for total consideration of $33.9 million.

GRNE is a solar contracting company that provides full-service engineering, procurement, and construction (EPC) services to residential homes and commercial entities. As of December 31, 2022, it has seven physical branches, predominately in the Midwest with its primary corporate operations in Palatine, Illinois and Lincoln, Nebraska. GRNE contracts to build solar on a cost-plus-margin basis. ENRG is a development company that is primarily focused on the development of solar assets that the Company expects to own long-term. ENRG performs services such as site control, permitting, execution of power purchase agreements, utility interconnections, construction oversight, project finance, and other ancillary services to enable a successful solar photovoltaic project.

The acquisition of GRNE Solar provides technical know-how, customer relationships, a talented workforce, and revenue streams to Nelnet's expanding renewable energy business. The acquisition gives the Company an ability to realize a diversified revenue stream by generating a fee-based service from its EPC and operations and maintenance (O&M) services, while also originating solar assets for the Company's own balance sheet on a high-quality, cost-efficient basis. These assets are expected to earn revenue and generate a profit for up to 40 years based on energy production and energy sales to entities, such as utilities, governmental bodies, commercial companies, educational institutions, multi-family landlords, and healthcare groups. The Company plans to expand this business geographically across the United States, increase the team size and technical expertise to build larger projects, and serve new and existing customers on a go-forward basis. In addition to asset origination, the Company plans to begin acquiring solar assets that are in various stages of their project life-cycle with other development partners.

<u>*Investments*</u>

The Company makes investments to further diversify itself both within and outside of its historical core education-related businesses, including investments in early-stage and emerging growth companies and real estate. As of December 31, 2022, the Company has a $2.1 billion portfolio of investments, which includes $1.4 billion of student loan and other asset-backed securities. See note 7 in the notes to consolidated financial statements for additional detail of the Company's investments, including a summary of holdings.

Early-Stage and Emerging Growth (Venture Capital) Investments

The Company has invested in early-stage and emerging growth companies and various funds. As of December 31, 2022, the Company has investments in 73 entities and funds and the carrying value of such investments was $249.4 million. The largest investment in the Company's venture capital portfolio is Agile Sports Technologies, Inc. (doing business as "Hudl"). As of December 31, 2022, the carrying value of the Company's investment in Hudl was $133.9 million. Hudl is a leading sports performance analysis company, and its software provides more than 200,000 teams across 40 sports and in 150 countries the insights to be more competitive. David S. Graff, a member of the Company's board of directors, is a co-founder, the chief executive officer, and a director of Hudl.

Real Estate

As of December 31, 2022, the Company has 31 real estate investments across the United States with a carrying value of $80.4 million. Included in the Company's real estate portfolio is the development of commercial properties in the Midwest, particularly in Lincoln, Nebraska, where the Company is headquartered. The local investments include projects for the development of properties in Lincoln's east downtown Telegraph District, where a facility for the Company's student loan servicing operations is located, and projects in Lincoln's Haymarket District, including the headquarters of Hudl. The Company is also a tenant at Hudl's headquarters.

Regulation and Supervision

The Company's operating segments and industry partners are heavily regulated by federal and state government regulatory agencies. The following provides a summary of the more significant existing and proposed legislation and regulations affecting the Company. A failure to comply with these laws and regulations could subject the Company to substantial fines, penalties, and remedial and other costs, restrictions on business, and the loss of business. Regulations and supervision can change rapidly, and changes could alter the Company's business plans and increase the Company's operating expenses as new or additional regulatory compliance requirements are addressed.

Loan Servicing and Systems

NDS, which services Federal Direct Loan Program, FFELP, private education, and consumer loans, is subject to federal and state consumer protection, privacy, and related laws and regulations. Some of the more significant federal laws and regulations include:

- The Higher Education Act, which establishes financial responsibility and administrative capability requirements that govern all third-party servicers of federally insured student loans
- The Telephone Consumer Protection Act (TCPA), which governs communication methods that may be used to contact customers
- The Truth-In-Lending Act (TILA) and Regulation Z, which govern disclosures of credit terms to consumer borrowers
- The Fair Credit Reporting Act (FCRA) and Regulation V, which govern the use and provision of information to consumer reporting agencies
- The Equal Credit Opportunity Act (ECOA) and Regulation B, which prohibit discrimination on the basis of race, creed, or other prohibited factors in extending credit
- The Servicemembers Civil Relief Act (SCRA), which applies to all debts incurred prior to commencement of active military service and limits the amount of interest, including certain fees or charges that are related to the obligation or liability
- The Military Lending Act (MLA), which protects active-duty members of the military, their spouses, and their dependents from certain lending practices
- The Electronic Funds Transfer Act (EFTA) and Regulation E, which protect individual consumers engaged in electronic fund transfers (EFTs)
- The Gramm-Leach-Bliley Act (GLBA) and Regulation P, which govern a financial institution's treatment of nonpublic personal information about consumers and require that an institution, under certain circumstances, notify consumers about its privacy policies and practices
- The General Data Protection Regulation (GDPR), a European Union (EU) regulation which places specific requirements on businesses that collect and process personal data of individuals residing in the EU, and provides for significant fines and other penalties for non-compliance

- The California Consumer Privacy Act (CCPA) and California Privacy Rights Act (CPRA), which enhances the privacy rights and consumer protection for residents of California
- The Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which provides temporary relief measures for federal student loans held by the Department, as a result of the COVID-19 pandemic
- The Federal Bankruptcy laws Title 11 of the U.S. Code, which provides for the reduction or elimination of certain debts
- The Electronic Signatures in Global and National Commerce Act (ESIGN), which allows the use of electronic records if the consumer has affirmatively consented to such use and has not withdrawn such consent
- Laws prohibiting unfair, deceptive, or abusive acts or practices (UDAAP)
- Various laws, regulations, and standards that govern government contractors

As a student loan servicer for the federal government and for financial institutions, including the Company's FFELP student loan portfolio, the Company is subject to the Higher Education Act (HEA) and related laws, rules, regulations, and policies. The Company is subject to oversight by the Department through the Federal Student Aid Office and the Financial Institution Oversight Service (FIOS) division. The HEA regulates every aspect of the federally insured student loan program. Failure to comply with the HEA could result in fines, the loss of the insurance and related federal guarantees on affected FFELP loans, expenses required to cure servicing deficiencies, suspension or termination of the right to participate as a FFELP servicer, negative publicity, and potential legal claims. The Company has designed its servicing operations to comply with the HEA, and it regularly monitors the Company's operations to maintain compliance. While the HEA is required to be reviewed and reauthorized by Congress every five years, Congress has not reauthorized the HEA since 2008, choosing to temporarily extend the HEA each year since 2013 while Congress works on the next reauthorization. The Company monitors for potential changes to the HEA and evaluates possible impacts to its business operations.

Our federal servicing contract with the Department, an indefinite-delivery, indefinite quantity contract must be in compliance with the Federal Acquisition Regulations, which regulates the procurement, award, administration, and performance of U.S. government contracts.

Under the TCPA, plaintiffs may seek actual monetary loss or damages of $500 per violation, and courts may treble the damage award for willful or knowing violations. In addition, TCPA lawsuits have asserted putative class action claims.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") established the Consumer Financial Protection Bureau (CFPB), which has broad authority to regulate a wide range of consumer financial products and services. The Company's student loan servicing business is subject to CFPB supervision and oversight authority.

The CFPB has authority to draft new regulations implementing federal consumer financial protection laws, to enforce those laws and regulations, and to conduct examinations and investigations of the Company's operations to determine compliance. The CFPB's authority includes the ability to assess financial penalties and fines and provide for restitution to consumers if it determines there have been violations of consumer financial protection laws. The CFPB also provides consumer financial education, tracks consumer complaints, requests data from industry participants, and promotes the availability of financial services to underserved consumers and communities. The CFPB has authority to prevent unfair, deceptive, or abusive acts or practices and to ensure that all consumers have access to fair, transparent, and competitive markets for consumer financial products and services. The CFPB's scrutiny of financial services has impacted industry participants' approach to their services, including how the Company interacts with consumers.

The Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to remedy violations of state law. Most states also have statutes that prohibit unfair and deceptive practices. To the extent states enact requirements that differ from federal standards or state officials and courts adopt interpretations of federal consumer laws that differ from those adopted by the CFPB under the Dodd-Frank Act, the Company's ability to offer the same products and services to consumers nationwide may be limited.

As a third-party service provider to financial institutions, the Company is subject to periodic examination by the Federal Financial Institutions Examination Council (FFIEC). FFIEC is a formal interagency body of the U.S. government empowered to prescribe uniform principles, standards, and report forms for the federal examination of financial institutions by the Federal Reserve Banks, the FDIC, and the CFPB, and to make recommendations to promote uniformity in the supervision of financial institutions.

Several states have enacted laws regulating and monitoring the activity of student loan servicers. Some of these laws stipulate additional licensing fees which increase the Company's cost of doing business. Where the Company has obtained licenses, state licensing statutes may impose a variety of requirements and restrictions on the Company. In addition, these statutes may also subject the Company to the supervisory and examination authority of state regulators in certain cases, and the Company will be subject to and experience exams by state regulators. If the Company is found to not have complied with applicable laws, regulations, or requirements, it could: (i) lose one or more of its licenses or authorizations, (ii) become subject to a consent order or administrative enforcement action, (iii) face lawsuits (including class action lawsuits), sanctions, or penalties, or (iv) be in breach of certain contracts, which may void or cancel such contracts. The Company anticipates additional states adopting similar laws.

Education Technology, Services, and Payment Processing

NBS provides tuition management services, payment processing, and school information software for K-12 schools and tuition management services and payment processing solutions for higher education institutions. The Company also provides payment technologies and payment services for software platforms, businesses, and nonprofits beyond the K-12 and higher education space. As a service provider that takes payment instructions from institutions and their constituents and sends them to bank partners, the Company is directly or indirectly subject to a variety of federal and state laws and regulations. The Company's contracts with clients and bank partners require the Company to comply with these laws and regulations.

The Company's payment processing services are subject to the EFTA and Regulation E, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of debit cards and certain other electronic banking services. The Company assists bank partners with fulfilling their compliance obligations pursuant to these requirements.

The Company's payment processing services are also subject to the National Automated Clearing House Association (NACHA) requirements, which include operating rules and sound risk management procedures to govern the use of the ACH Network. These rules are used to ensure that the ACH Network is efficient, reliable, and secure for its members. Because the ACH Network uses a batch process, the importance of proper submissions by NACHA members is magnified. The Company is also impacted by laws and regulations that affect the bankcard industry. The Company is registered with the card brand payment networks as a service provider and is subject to their respective rules.

The Company's higher education institution clients are subject to the Family Educational Rights and Privacy Act (FERPA), which protects the privacy of student education records. These clients disclose certain non-directory information concerning their students to the Company, including contact information, student identification numbers, and the amount of students' credit balances pursuant to one or more exceptions under FERPA. Additionally, as the Company is indirectly subject to FERPA, it may not permit the transfer of any personally identifiable information to another party other than in a manner in which an educational institution may properly disclose it. A breach of this prohibition could result in a five-year suspension of the Company's access to the related client's records. The Company may also be subject to similar state laws and regulations that restrict higher education institutions from disclosing certain personally identifiable student information.

Some of the Company's K-12 and higher education institution clients choose to charge convenience fees to students, parents, or other payers who make online payments using a credit or debit card. Laws and regulations related to such fees vary from state to state and certain states have laws that to varying degrees prohibit the imposition of a surcharge on a cardholder who elects to use a credit or debit card in lieu of cash, check, or other means.

The Company's contracts with higher education institution clients also require the Company to comply with regulations promulgated by the Department regarding the handling of student financial aid funds received by institutions on behalf of their students under Title IV of the HEA. These regulations are designed to ensure students have convenient access to their Title IV funds, do not incur unreasonable fees, and are not led to believe they must open a financial account to receive such funds.

Asset Generation and Management

The Dodd-Frank Act created a comprehensive regulatory framework for derivatives transactions, with regulatory authority allocated among the Commodity Futures Trading Commission (CFTC), other prudential regulators, and the SEC. This framework, among other things, subjects certain swap participants to capital and margin requirements, recordkeeping, and business conduct standards and imposes registration and regulation of swap dealers and major swap participants. Even when a securitization trust qualifies for an exemption, many of the Company's derivative counterparties are subject to capital, margin, and business conduct requirements; therefore, the Company may be impacted. When securitization trusts do not qualify for an exemption, the Company may be unable to enter into new swaps to hedge interest rate risk or the costs associated with such swaps may increase. With respect to existing securitization trusts, an inability to amend, novate, or otherwise materially modify existing swap contracts could result in a downgrade of outstanding asset-backed securities. As a result, the Company's business, ability to access the capital markets for financing, and costs may be impacted by these regulations.

Nelnet Bank

Nelnet Bank is a Utah industrial bank that is regulated by the FDIC and the UDFI. As an originator of private education and consumer loans and a purchaser and owner of federally insured student loans, Nelnet Bank is subject to federal and state consumer protection, privacy, and related laws and regulations. In addition to having to comply with the majority of laws and regulations addressed in the Loan Servicing and Systems section, there are additional laws and regulations Nelnet Bank must follow. Some of the more significant laws and regulations applicable to Nelnet Bank include:

• Regulation W and Federal Reserve Act Sections 23A and 23B, which prevents losses to a bank resulting from affiliate engagement and transfer of a bank's federal deposit insurance safety net to an affiliate

• Community Reinvestment Act, which encourages depository institutions to help meet the credit needs of the communities in which they operate

• Federal Trade Commission (FTC) Act, which prevents unfair or deceptive acts or practices and ensures consumer privacy (including the Telephone Sales Rule, FTC Guides Concerning the Use of Endorsements and Testimonials in Advertising, and FTC Policy Statement Regarding Advertising Substantiation)

• Regulation O, which places limits and conditions on credit extensions that a bank can offer to its executive officers, principal shareholders, directors, and related interests

• Right to Financial Privacy Act, which establishes specific procedures that government authorities must follow when requesting a customer's financial records from a bank or other financial institution

• BSA/AML, which specifies the Bank's commitment to compliance with the Bank Secrecy Act, Anti-Money Laundering (BSA/AML) laws and regulations, including the USA PATRIOT Act, that were enacted to require financial institutions in the United States to assist U.S. government agencies with detecting and preventing money laundering and terrorist financing

Regulation D, the Truth in Savings Act (reserve requirements), and Regulation DD (disclosure of deposit terms to customers) will be applicable to Nelnet Bank once consumer deposit products are launched, which is tentatively scheduled for 2023.

Corporate

Governmental bodies in the United States and abroad have adopted, or are considering the adoption of, data privacy laws and regulations that include requirements with respect to nonpublic personal information such as data minimization, purpose limitation, transparency, accountability, integrity, and confidentiality. For example, in the United States, certain of the Company's operating segments and their financial institution clients are within the corresponding capacities in which they operate, subject to the FTC's and the federal banking regulators' privacy and information safeguarding requirements under the GLBA. The GLBA requires financial institutions to periodically disclose their privacy policies and practices relating to sharing such information and enables customers to opt out of the disclosing institution's ability to share information with third parties under certain circumstances. Other federal and state laws and regulations also impact the Company's ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or to contact customers with marketing offers. The GLBA, under the Safeguards Rule, further requires financial institutions to implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information. The Safeguards Rule was the subject of recent changes approved by the FTC in October 2021 with an effective date of June 9, 2023, whereby such changes are intended to provide for detailed criteria for what specific safeguards applicable financial institutions must implement as part of their information security programs. Depending on the Company operating segment and the capacities in which they operate, various other domestic federal laws with data privacy and protection requirements may also be relevant such as the FERPA and Fair Credit Reporting Act. Data privacy and data protection are also areas of increasing state legislative focus. For example, the CCPA, which became effective on January 1, 2020, is the first state-level comprehensive data privacy and protection law that applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The CCPA gives consumers the right to know what personal information is collected about them, the right to access that information, the right to know whether that information has been sold or shared with others, the right to request deletion of personal information (subject to certain exceptions), the right to opt out of the sale of the consumer's personal information, and the right not to be discriminated against for exercising these rights. The CCPA contains several exemptions, including an exemption applicable to information that is collected, processed, sold, or disclosed pursuant to the GLBA. In addition, the CPRA, which amends and expands upon the CCPA, became effective January 1, 2023. The CPRA, amongst other newly added requirements, and subject to regulations that have yet to become final, sunsets previous CCPA exemptions relating to employment data and business contact data thereby bringing such data within scope of the law. Also, effective January 1, 2023, is Virginia's newly enacted VCDPA which is a comprehensive consumer data privacy statute that mandates requirements similar to those found under the California's CCPA and CPRA. Similarly, Colorado has enacted the CPA effective July 1, 2023, Connecticut has enacted the CTDPA effective July

1, 2023, and Utah has enacted the UCPA effective December 31, 2023. Similar comprehensive privacy laws may be adopted by other states where the Company does business. The federal government may also pass data privacy or data protection legislation. In addition, it is estimated that over 130 countries worldwide have instituted some form of privacy or data protection law. Of these laws, one of the prominent is the GDPR, which applies to countries in the European Economic Area (EEA) notwithstanding the United Kingdom where the identical law was maintained but is specifically referred to as the UK GDPR. The GDPR contains extensive compliance obligations and provides for substantial penalties for non-compliance and has expansive extraterritorial scope that reaches beyond the boundaries of the EEA and the UK.

The Company's renewable energy business is subject to and depends in significant part upon complex federal, state, and other laws and regulations, including the recently passed Inflation Reduction Act, which regulate and, in some instances, incentivize the production of renewable energy.

Intellectual Property

The Company owns numerous trademarks and service marks ("Marks") to identify its various products and services. As of December 31, 2022, the Company had 94 registered Marks. The Company actively asserts its rights to these Marks when it believes infringement may exist. The Company believes its Marks have developed and continue to develop strong brand-name recognition in the industry and the consumer marketplace. Each of the Marks has, upon registration, an indefinite duration so long as the Company continues to use the Mark on or in connection with such goods or services as the Mark identifies. To protect the indefinite duration, the Company makes filings to continue registration of the Marks. The Company owns one patent application that has been published, but has not yet been issued, and has also actively asserted its rights thereunder in situations during which the Company believes its claims may be infringed upon. The Company owns many copyright-protected works, including its various computer system codes and displays, websites, and marketing materials. The Company also has trade secret rights to many of its processes and strategies and its software product designs. The Company's software products are protected by both registered and common law copyrights, as well as strict confidentiality and ownership provisions placed in license agreements, which restrict the ability to copy, distribute, or improperly disclose the software products. The Company also has adopted internal procedures designed to protect the Company's intellectual property.

The Company seeks federal and/or state protection of intellectual property when deemed appropriate, including patent, trademark/service mark, and copyright. The decision whether to seek such protection may depend on the perceived value of the intellectual property, the likelihood of securing protection, the cost of securing and maintaining that protection, and the potential for infringement. The Company's employees (referred to by the Company as "associates") are trained in the fundamentals of intellectual property, intellectual property protection, and infringement issues. The Company's associates are also required to sign agreements requiring, among other things, confidentiality of trade secrets, assignment of inventions, and non-solicitation of other associates post-termination. Consultants, suppliers, and other business partners are also required to sign nondisclosure agreements to protect the Company's proprietary rights.

Human Capital Resources

The Company's associates are critical to its success, and the executive team puts significant focus on human capital resources. In addition, the executive team regularly updates the Company's board of directors and its committees on the operation and status of human capital trends and activities. Key areas of focus for the Company include:

Headcount data

Total associate headcount by reportable segment as of December 31, 2022, follows:

	Number	Percent of total
NDS	4,478	54.4 %
NBS	2,874	34.9
Nelnet Bank	32	0.4
AGM	12	0.1
Corporate and other	841	10.2
	8,237	100.0 %

None of the Company's associates are covered by collective bargaining agreements. The Company is not involved in any material disputes with any of its associates, and the Company believes that relations with its associates are good.

Employee recruitment, engagement, and retention

The Company works diligently to attract the best talent from a diverse range of sources that are expected to meet the current and future demands of its businesses, and has established relationships with trade schools, universities, professional associations, and industry groups to proactively attract talent. In 2022, the Company hired approximately 5,200 new associates, including approximately 900 temporary associates who are contracted to perform a job for only a short amount of time.

In 2022, the Company conducted an associate culture survey using a leading outside firm that specializes in employee engagement. Ninety percent of the Company's associates participated in the survey with results 15 points above the survey provider's industry benchmark. There were many questions, but the overarching goal of the survey was to determine overall associate engagement through understanding of how associates feel about working for the Company and if associates would recommend the Company as a great place to work. The results of the survey were an overall engagement score of 78 out of 100, which was three points above the survey provider's industry benchmark. The Company's management team collected all the feedback and is focusing on making associate-suggested changes so the Company becomes an even better place to work.

For 2022, associate voluntary turnover was approximately 25%, a 3 percentage point decrease from 2021. The average associate has nearly five years of service.

Diversity and inclusion

The Company embraces diversity among its associates, including their unique backgrounds, experiences, and talents, and the Company strives to cultivate a culture and vision that supports and enhances its ability to recruit, develop, and retain diverse talent at every level. The Company demonstrates its commitment to diversity, equity, and inclusion at the highest levels of the Company. The Company's independent directors (seven in total) include four women and two directors that are members of racial/ethnic minorities.

As of December 31, 2022, the Company's workforce was approximately 66% women, which was unchanged from December 31, 2021. As of December 31, 2020, 57% of the Company's workforce was women. People of color, as defined by the U.S. Equal Employment Opportunity Commission's EEO-1 race and ethnicity categories for the U.S., represented approximately 29% of the Company's workforce (based on associate self-identification), an increase from 27% as of December 31, 2021, and 20% as of December 31, 2020. The Company is making progress in the number of women and people of color working in leadership positions (defined by the Company as an associate with one or more direct reports) across the organization. As of December 31, 2022 and 2021, women held 52% of leadership positions in the Company, an increase from 50% as of December 31, 2020, and people of color held 11% of leadership positions in the Company, an increase from 10% as of December 31, 2021, and 8% as of December 31, 2020. The Company has acknowledged that people of color are underrepresented in leadership positions at Nelnet and is committed to fostering an inclusive workforce that reflects the diversity in the communities the Company serves and that provides opportunity for all associates to advance and thrive.

To further Nelnet's objective of creating an inspiring work environment and furthering associate development, the Company developed and launched the Better Together Council (the "Council"), sponsored by the Chief Executive Officer and the Executive Director of People Services. This Council of 27 members represents locations, functions, and business segments across the entire Company. Its top priorities include:

- Implementing a comprehensive diversity and inclusion learning and development plan to build awareness and drive inclusive behaviors;
- Developing the Company's diversity pipeline through recruiting, hiring, developing, mentoring, and retaining diverse top talent; and
- Promoting a work environment that enables associates to feel safe to authentically express their ideas and perspectives and feel they belong.

The Council supports multiple highly active associate resource groups for racial and ethnic minorities, women, people with disabilities, and associates who identify as LGBTQIA+, where associates can go for community, support, and collaboration. The Council has partnered with Nelnet University, the Company's learning and development program for associates, to launch a robust mentoring program. The program is available to all associates, prioritizing mentorships for associates from underrepresented racial and ethnic groups. Associates participating in this program are partnered with tenured Nelnet leaders for guidance, support, and coaching. The Council has also provided training sessions for all associates on cultural competence and unconscious bias. In addition, the Company has changed new hire recruiting methods and strategies to increase pools of minority, women, veteran, and disabled candidates, and has created other programs focused on race and gender to increase diversity throughout the Company. The Company also revised its scholarship program for the children of its associates to better recognize minority and low-income students. In addition, the Company was named on the following Forbes listings: America's

Best Large Employers and Best Employers for Diversity. In Lincoln, Nebraska, where the Company's headquarters is located, the Company was awarded Best Places to Work.

Talent, development, and training

The Company's talent strategy is focused on attracting the best talent from a diverse range of sources, recognizing and rewarding associates for their performance, and continually developing, engaging, and retaining associates.

The Company is committed to the continued development of its people. Strategic talent reviews and succession planning occur on a planned cadence annually across all business areas. The executive team convenes meetings with senior leadership and the board of directors to review top enterprise talent. The Company continues to provide opportunities for associates to grow their careers internally, with almost 70% of open management positions filled internally during 2022.

The Company provides a variety of professional, technical, and leadership training courses to help its associates grow in their current roles and build new skills and capabilities. The Company emphasizes individual development planning as part of its annual goal setting process, and offers mentoring programs, along with change management and project management upskilling opportunities. The Company has leadership development resources for all leaders across the organization and continues to build tools for leaders to develop their teams on the job and in roles to create new opportunities to learn and grow.

Training is provided in a number of formats to accommodate the learner's style, location, and technological knowledge and access, including instructor-led courses and hundreds of online courses in the Company's learning management system. The Company also offers tuition assistance to associates for degree programs, non-degree seeking individual classes, or certificate programs. During 2022, the Company paid over $310,000 in tuition assistance for its associates.

Competitive pay, benefits, wellness, and safety

The general compensation philosophy of the Company, as an organization that values the long-term success of its shareholders, customers, and associates, is that the Company will pay fair, competitive, and equitable compensation designed to encourage focus on the long-term performance objectives of the Company and is differentiated based on both the individual's performance and the performance of his or her respective business segment. In carrying out this philosophy, the Company structures its overall compensation framework with the general objectives of encouraging equity ownership in the Company, savings, wellness, productivity, and innovation. In addition, total compensation is intended to be market competitive compared to select industry surveys, internally consistent, and aligned with the philosophy of a performance-based organization. The Company provides a comprehensive benefits package, opportunities for retirement savings, and a robust wellness program. The holistic wellness program focuses on four pillars: personal, professional, physical, and financial well-being.

In response to the COVID-19 pandemic, the Company has implemented and continues to implement safety measures in all its facilities. Since March 2020, a vast majority of associates continue to work from their home. However, non-remote associates currently have the choice to work in the office, at home, or a hybrid of both.

Culture, values, and ethics

The Company believes acting ethically and responsibly is the right thing to do, and embraces core values of open, honest communication in work environments. The Company also believes it must do its part to improve the world for current and future generations; and as part of this philosophy, the Company contributes time, talent, and resources to strengthen the communities in which the Company does business and promotes the transition to a clean-energy economy. The Company's associates participate in many initiatives focused on supporting and the sustainability of their communities, both financially and with their time.

Ethics are deeply embedded in the Company's values and business processes. The Company has a Code of Ethics and Conduct that includes the Company's core values and guiding principles by which every associate is expected to abide and honor. The Company regularly reinforces its commitment to ethics and integrity in associate communications, in its everyday actions, and in processes and controls. As part of the Company's ongoing efforts to ensure its associates conduct business with the highest levels of ethics and integrity, the Company has compliance training programs. The Company also maintains an Ask Ethics email through which associates can raise concerns they may have about business behavior they do not feel comfortable discussing personally with managers or human resources personnel. In addition, the Company maintains a separate anonymous portal for any associate concerns about the Company's financial reporting, internal controls, and related matters.

Available Information

The Company's internet website address is www.nelnet.com, and the Company's investor relations website address is www.nelnetinvestors.com. Copies of the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available on the Company's investor relations website free of charge as soon as reasonably practicable after such reports are filed with or furnished to the SEC. The Company routinely posts important information for investors on its investor relations website.

The Company has adopted a Code of Ethics and Conduct that applies to directors, officers, and associates, including the Company's principal executive officer and its principal financial and accounting officer, and has posted such Code of Ethics and Conduct on its investor relations website. Amendments to and waivers granted with respect to the Company's Code of Ethics and Conduct relating to its executive officers and directors, which are required to be disclosed pursuant to applicable securities laws and stock exchange rules and regulations, will also be posted on its investor relations website. The Company's Corporate Governance Guidelines, Audit Committee Charter, People Development and Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, Risk and Finance Committee Charter, and Compliance Committee Charter are also posted on its investor relations website.

Information on the Company's websites is not incorporated by reference into this report and should not be considered part of this report.

ITEM 1A. RISK FACTORS

We and our businesses are subject to a variety of risks. This section discusses material risk factors that could adversely affect our financial results and condition, and an investment in us. Although this section highlights key risk factors, other risks may emerge at any time, and we cannot predict all risks or estimate the extent to which they may affect us.

Loan Portfolio

Our loan portfolios are subject to certain risks related to interest rates, and the derivatives we use to manage interest rate risks, prepayment risk, and credit risk, each of which could reduce the expected cash flows and earnings on our portfolios.

Interest rate risk - basis and repricing risk

We are exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of our loan assets do not always match the interest rate characteristics of the funding for those assets.

We fund the majority of the FFELP student loan assets in our AGM segment with one-month or three-month LIBOR indexed floating rate securities. Meanwhile, the interest earned on our FFELP student loan assets is indexed to one-month LIBOR, three-month commercial paper, and Treasury bill rates. The differing interest rate characteristics of our loan assets versus the liabilities funding these assets result in basis risk, which impacts the excess spread earned on our loans. We also face repricing risk due to the timing of the interest rate resets on our liabilities, which may occur as infrequently as once a quarter, in contrast to the timing of the interest rate resets on our assets, which generally occur daily. In a declining interest rate environment, this may cause our variable student loan spread to compress, while in a rising interest rate environment, it may cause the variable spread to increase.

As of December 31, 2022, our AGM segment had $12.7 billion, $0.5 billion, and $0.4 billion of FFELP loans indexed to the one-month LIBOR, three-month commercial paper, and three-month Treasury bill rate, respectively, all of which reset daily, and $3.8 billion of debt indexed to three-month LIBOR, which resets quarterly, and $8.1 billion of debt indexed to one-month LIBOR, which resets monthly. While these indices are all short term in nature with rate movements that are highly correlated over a longer period of time, the indices' historically high level of correlation may be disrupted in the future due to capital market dislocations or other factors not within our control. In such circumstances, our business, financial condition, or results of operations could be materially adversely affected.

Interest rate risk - loss of floor income

FFELP loans originated prior to April 1, 2006 generally earn interest at the higher of the borrower rate, which is fixed over a period of time, or a floating rate based on the Special Allowance Payments (SAP) formula set by the Department. The SAP rate is based on an applicable index plus a fixed spread that depends on loan type, origination date, and repayment status. We generally finance our student loan portfolio with variable rate debt. In low and/or certain declining interest rate environments, when the fixed borrower rate is higher than the SAP rate, these student loans earn at a fixed rate while the interest on the variable rate debt typically continues to reflect the low and/or declining interest rates. In these interest rate environments, we may earn additional spread income that we refer to as floor income.

Depending on the type of loan and when it originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, we may earn floor income for an extended period of time, which we refer to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, we may earn floor income to the next reset date, which we refer to as variable rate floor income.

For the year ended December 31, 2022, we earned $90.5 million of fixed rate floor income, which reflects $33.1 million of net settlements received related to derivatives used to hedge loans earning fixed rate floor income. Absent the use of derivative instruments, a rise in interest rates will reduce the amount of floor income received and this will have a negative impact on earnings due to interest margin compression caused by increased financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their SAP formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively convert to variable rate loans, the impact of the rate fluctuations is reduced.

Interest rate risk - use of derivatives

We utilize derivative instruments to manage interest rate sensitivity. See note 6 of the notes to consolidated financial statements included in this report for additional information on derivatives used by us to manage interest rate risk. Our derivative instruments are intended as economic hedges but do not qualify for hedge accounting; consequently, the "mark-to-market" change in fair value of these derivative instruments is included in our operating results. Changes or shifts in the forward yield curve can significantly impact and have impacted the valuation of our derivatives, and in turn can significantly impact and have impacted our results of operations.

Developing an effective strategy for dealing with movements in interest rates is complex, and no strategy can completely insulate us from risks associated with such fluctuations. Because many of our derivatives are not balance guaranteed to a particular pool of student loans and we may not elect to fully hedge our risk on a notional and/or duration basis, we are subject to the risk of being under or over hedged, which could result in material losses. In addition, our interest rate risk management activities could expose us to substantial mark-to-market losses if interest rates move in a materially different way than was expected based on the environment when the derivatives were entered into. As a result, our economic hedging activities may not effectively manage our interest rate sensitivity, may not have the desired beneficial impact on our results of operations or financial condition, and may cause volatility in our results of operations or have a material adverse impact on our business, financial condition, or results of operations.

The CFTC requires over-the-counter derivative transactions to be executed through an exchange or central clearinghouse. The clearing rules require us to post substantial amounts of liquid collateral as initial margin when executing new derivative instruments, which could negatively impact our liquidity and capital resources and may prevent or limit us from utilizing derivative instruments to manage interest rate sensitivity and risks. Interest rate movements have an impact on the amount of payments we are required to settle with our clearinghouse on a daily basis. We attempt to manage market risk associated with interest rates by establishing and monitoring limits as to the types and degree of risk that may be undertaken. However, if interest rates move materially and negatively impact the fair value of our derivative portfolio, the replacement of LIBOR as a benchmark rate as discussed below has significant adverse impacts on our derivatives, or if we enter into additional derivatives for which the fair value subsequently becomes negative, we could be required to pay a significant amount of mark-to-market variation margin to our clearinghouse. These payments could have a material adverse effect on our results of operations, financial condition, liquidity, or capital resources.

Interest rate risk - replacement of LIBOR as a benchmark rate

As of December 31, 2022, the interest earned on a principal amount of $12.7 billion of our FFELP student loan assets held by our AGM segment was indexed to one-month LIBOR, and the interest paid on a principal amount of $11.9 billion of our FFELP student loan asset-backed debt securities to fund such loans was indexed to one-month or three-month LIBOR. In addition, the majority of our derivative financial instrument transactions used to manage LIBOR interest rate risks are indexed to LIBOR.

The United Kingdom's Financial Conduct Authority has announced that all LIBOR tenors relevant to us will cease to be published or will no longer be representative after June 30, 2023. The Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act"), enacted in March 2022, contains a framework for addressing the discontinuation of LIBOR under U.S. federal law. The LIBOR Act provides a statutory mechanism to automatically replace LIBOR with a benchmark rate based on the Secured Overnight Financing Rate (SOFR), including any applicable tenor adjustment, for certain contracts that reference LIBOR and do not contain sufficient fallback provisions. The LIBOR Act also amends the Higher Education Act to substitute the current SAP rate-setting mechanism for FFELP loans from one-month LIBOR to the 30-day average SOFR in effect for each of the days in an applicable quarter, adjusted daily by adding a tenor spread adjustment. Transition of the SAP rate-setting mechanism from LIBOR to SOFR is expected to occur July 1, 2023.

There are significant differences between LIBOR and SOFR, such as LIBOR being an unsecured lending rate while SOFR is a secured lending rate, and SOFR being an overnight rate while LIBOR reflects term rates at different maturities. Accordingly, there are uncertainties as to the transition process, including what effect it will have on the value of LIBOR-based securities, financial contracts, and variable rate loans.

Although the indentures for student loan asset-backed debt securities issued in our most recent LIBOR-indexed securitization transactions include new interest rate determination fallback provisions, many of the contracts for our existing LIBOR-indexed assets, liabilities, and derivative instruments from historical transactions do not include provisions that contemplate the possibility of a permanent discontinuation of LIBOR and do not clearly specify a method for transitioning to an alternative benchmark rate. Although parties remain free to agree on a benchmark replacement rate other than the SOFR benchmark that would otherwise result under the LIBOR Act, and we have worked and will continue to work with our asset-backed securitization investors to amend transaction documents to address the discontinuation of LIBOR, it is not yet known how specific counterparties will address the significant complexities and uncertainties involved in the transition from LIBOR to an alternative benchmark rate. As a result, we cannot predict the impact that the transition from LIBOR to an alternative benchmark rate will have on our existing LIBOR-indexed assets, liabilities, and derivative instruments, but such impact could have material adverse effects on the value, performance, and related cash flows of such LIBOR-indexed items, including our funding costs, net interest income, loan and other asset values, and asset-liability management strategies. In particular, such transition could:

- adversely affect the interest rates received or paid on, the income and expenses associated with, and the pricing and value of our LIBOR-based assets and liabilities;

- result in uncertainty or differences in the calculation of the applicable interest rate or payment amounts on our LIBOR-based assets and liabilities which may continue to depend on the terms of the governing instruments, which in turn could result in disputes with counterparties regarding the interpretation and enforceability of certain fallback language in LIBOR-based securities and contracts; and

- result in basis risk where the alternative benchmark rates on our loan assets do not match the alternative benchmark rates for the funding for those assets.

In addition, the transition away from LIBOR may impact our existing transaction data, systems, operations, pricing, and risk management processes, and require significant efforts to transition to or develop appropriate systems and analytics to reflect the new benchmark rate environment. There can be no assurance that such efforts will successfully mitigate the financial and operational risks associated with the transition away from LIBOR. Accordingly, our transition away from LIBOR could have a material adverse impact on our business, financial condition, or results of operations.

Prepayment risk

Higher rates of prepayments of student loans, including consolidations by the Department through the Federal Direct Loan Program or private refinancing programs, reduce our interest income.

The Higher Education Act allows borrowers to prepay FFEL Program loans at any time without penalty. Prepayments have resulted and may continue to result from consolidations of student loans by the Department through the Federal Direct Loan Program or by a lending institution through a private education or unsecured consumer loan, which historically tend to occur more frequently in low interest rate environments; from borrower defaults on federally insured loans, which will result in the receipt of a guaranty payment; and from voluntary full or partial prepayments; among other things.

If the federal government or the Department initiate additional loan forgiveness or cancellation, other repayment options or plans, consolidation loan programs, or further extend the suspension of borrower payments under the CARES Act, such initiatives could further increase prepayments and reduce interest income. Even if a broad debt cancellation program only applied to student loans held by the Department, such program could result in a significant increase in consolidations of FFELP loans to Federal Direct Loan Program loans and a corresponding increase in prepayments with respect to our FFELP loan portfolio, and also a decrease in our third-party FFELP loan servicing revenues.

For example, in October 2021, the Department announced a set of policy changes and released proposed negotiated rulemaking materials relating to the Public Service Loan Forgiveness (PSLF) program under its Federal Direct Loan Program, which we believe resulted in an increase in consolidations of FFELP loans into Federal Direct Loan Program loans held by the Department (which results in the loans no longer being on our balance sheet). In addition, in October 2022, the Department announced executive actions and new regulations which among other things provide for changes regarding income-driven repayment (IDR) plans for federal student loans, borrower defense to repayment where there is a dispute with the higher education institution, the PSLF program, interest capitalization rules, and closed school discharges. The Department and the Department's Office of Federal Student Aid (FSA) indicated that as part of these changes, any borrower with loans that have accumulated time in repayment, including time in certain forbearances and deferments, of at least 20 or 25 years will see automatic forgiveness, even if the borrower is not currently in an IDR plan, and that if a borrower has a commercially held FFEL Program loan, the borrower can only benefit from these changes if they consolidate their FFEL Program loan to a Federal Direct Loan Program loan. The new regulations are to become effective on July 1, 2023, and the fact sheet accompanying the executive actions announcement indicated that if a borrower has a commercially held FFEL Program loan, the borrower must apply for consolidation to a Federal Direct Loan Program loan by May 1, 2023 to receive the IDR plan and other benefits set forth in the announcement.

In addition, the Department announced a broad based student debt relief plan in an August 24, 2022 bulletin, which indicated the Department would provide targeted student debt cancellation to borrowers with loans held by the Department, and that borrowers whose annual income for either 2020 or 2021 was under $125,000 (for single or married, filing separately) or under $250,000 (for married couples, filing jointly or heads of household) would be eligible for otherwise unconditional loan cancellation in amounts of up to $20,000 for eligible borrowers who received a Pell Grant, or of up to $10,000 for eligible borrowers who did not receive a Pell Grant. The Department has issued guidance that, as of September 29, 2022, borrowers with federal student loans not held by the Department cannot obtain one-time debt relief by consolidating those loans into Federal Direct Loan Program loans by the Department.

In view of this guidance by the Department, we do not currently expect there would be significant FFELP loan consolidation activity specifically as a result of the one-time student debt relief plan announced in the August 24, 2022 bulletin. However, the Department announced they are continuing to assess whether there are alternative pathways to provide relief to borrowers with FFELP loans not held by the Department.

Decisions by the U.S. Courts of Appeals for the Eighth Circuit and Fifth Circuit in October 2022 and November 2022, respectively, in response to legal challenges that were initiated by other parties (not the Company) have blocked implementation of the Department's broad based student debt relief plan. These cases have been appealed to the U.S. Supreme Court. As of the filing of this report, the Supreme Court has not ruled on, and we cannot predict the timing, nature, or ultimate outcome of, this case.

Since late 2021, we have experienced accelerated run-off of our FFELP loan portfolio due to FFELP borrowers consolidating their loans into Federal Direct Loan Program loans as a result of the continued extension of the CARES Act payment pause on Department held loans and the initiatives offered by the Department for FFELP borrowers to consolidate their loans to qualify for loan forgiveness under the PSLF and other programs. We believe the recent changes by the Department discussed above, other than with respect to the broad based student debt relief plan under the August 24, 2022 bulletin for borrowers with loans held by the Department, may continue to increase FFEL Program loan prepayments.

Sustained higher FFEL Program loan prepayments and/or a significant increase in FFEL Program loan prepayments could have a material adverse impact in future periods on net interest income in our AGM segment, FFELP servicing revenue in our LSS segment, investment advisory services revenue earned by WRCM on FFELP loan asset-backed securities under management, and interest income earned on our FFELP loan asset-backed securities investments.

Some variability in prepayment levels is expected, although extraordinary or extended increases in prepayment rates could have a material adverse effect on our revenues, cash flows, profitability, and business outlook, and, as a result, could have a material adverse effect on our business, financial condition, or results of operations.

We cannot predict how or what programs or policies will be impacted by any actions that the Biden-Harris Administration (the "Administration"), Congress, or the federal government may take, the timing of when such programs or policies may be implemented, and/or the ultimate outcome thereof. In addition, any changes to government programs or policies may be legally challenged, which may affect the extent and timing of these changes and the resulting impact they may have on our businesses, financial condition, or results of operations.

Credit risk

Future losses due to defaults on loans held by us present credit risk which could have a material adverse impact on our business, financial condition, or results of operations. Our estimated allowance for loan losses is based on periodic evaluations of the credit risk in our loan portfolios, including the consideration of the following factors (as applicable), for each of our loan portfolios: loans in repayment versus those in nonpaying status; delinquency status; type of private education or consumer loan program; trends in defaults in the portfolio based on internal and industry data; past experience; trends in federally insured student loan claims rejected for payment by guarantors; changes to federal student loan programs; current macroeconomic factors, including unemployment rates, gross domestic product, and consumer price index; and other relevant qualitative factors.

The vast majority (93.4%) of our student loan portfolio is federally guaranteed, which limits our loss exposure on the outstanding balance of our federally guaranteed portfolio. Our private education and consumer loans are unsecured, with neither a government nor a private insurance guarantee. Accordingly, we bear the full risk of loss on these loans if the borrower and co-borrower, if applicable, default. We are actively expanding our acquisition of private education and consumer loan portfolios, which increases our exposure to credit risk.

If future defaults on loans held by us are higher than anticipated, which could result from a variety of factors such as downturns in the economy, regulatory or operational changes, and other unforeseen future trends, or actual performance is significantly worse than currently estimated, our estimate of the allowance for loan losses and the related provision for loan losses in our statements of income would be materially affected.

Our loan portfolios and other assets and operations could experience adverse impacts from natural disasters, widespread health crises similar to the COVID-19 pandemic, terrorist activities, or international hostilities.

Natural disasters, widespread health crises similar to the COVID-19 pandemic, terrorist activities, or international hostilities, including the conflict in Ukraine and similar conflicts, could affect the financial markets or the economy in general or in any particular region and could lead, for example, to an increase in loan delinquencies, borrower bankruptcies, or defaults that could result in higher levels of nonperforming assets, net charge-offs, and provisions for credit losses, as well as have adverse effects on our other assets and business operations. We cannot predict specifically when and where such events will occur, or the full nature and extent thereof, and our resiliency planning may not be sufficient to mitigate the adverse consequences of such events. The adverse impact of such events could also be increased to the extent that there is insufficient preparedness on the part of national or regional emergency responders or on the part of other organizations and businesses that we transact with, particularly those that we depend upon but have no control over.

Liquidity and Funding

The current maturities of our loan warehouse financing facilities do not match the maturities of the related funded loans, and we may not be able to modify and/or find alternative funding related to the loan collateral in these facilities prior to their expiration.

The majority of our portfolio of loans is funded through asset-backed securitizations that are structured to substantially match the maturities of the funded assets, and there are minimal liquidity issues related to these facilities. We also have loans funded in shorter term warehouse facilities, as described in note 5 of the notes to consolidated financial statements included in this report. The current maturities of the warehouse facilities do not match the maturity of the related funded assets. Therefore, we will need to modify and/or find alternative funding related to the loan collateral in these facilities prior to their expiration. In addition, our warehouse facilities contain certain financial covenants. Any noncompliance with these covenants could result in a requirement for the immediate repayment of any outstanding borrowings under the facilities.

If we are unable to obtain cost-effective funding alternatives for the loans in the warehouse facilities prior to the facilities' maturities, our cost of funds could increase, adversely affecting our results of operations. If we cannot find funding alternatives, we would have to fund the collateral using operating cash (negatively impacting our liquidity), consider the sale of assets (that could result in losses), and/or lose our collateral, including the loan assets and cash advances, related to these facilities.

We are subject to economic and market fluctuations related to our investments.

We invest a substantial portion of our excess cash in student loan and other asset-backed securities that are subject to market fluctuations. The fair value of these investments was $1.4 billion as of December 31, 2022. The majority of our asset-backed securities earn floating interest rates with expected returns of approximately LIBOR + 100 to 350 basis points to maturity. Our portfolio of asset-backed securities has limited liquidity, and we could incur a significant loss if the investments were sold prior to maturity at an amount less than the original purchase price.

We will need to extend or refinance repurchase agreements funding the purchase of certain private education loan asset-backed securities that we must retain as sponsor of the underlying securitizations, since the current maturities of the agreements do not match the required holding period for the related securities and we must pay additional equity support if the fair value of the securities subject to the agreements becomes less than the original purchase price of the securities.

During 2021, we sponsored four asset-backed securitization transactions to permanently finance a total of $8.7 billion of private education loans sold by Wells Fargo. As sponsor, we are required to provide a certain level of risk retention, and we have purchased bonds issued in such securitizations to satisfy this requirement. The bonds purchased to satisfy the risk retention requirement are reflected on our consolidated balance sheets as "investments and notes receivable" and as of December 31, 2022, the fair value of these bonds was $306.5 million. We must retain these investment securities until the latest of (i) two years from the closing date of the securitization, (ii) the date the aggregate outstanding principal balance of the loans in the securitization is 33% or less of the initial loan balance, and (iii) the date the aggregate outstanding principal balance of the bonds is 33% or less of the aggregate initial outstanding principal balance of the bonds, at which time we can sell the investment securities (bonds) to a third party. We entered into repurchase agreements with third parties, the proceeds of which were used to purchase a portion of the asset-backed investments, and such investments serve as collateral on the repurchase obligations.

As of December 31, 2022, $567.3 million was outstanding on our repurchase agreements, of which $291.3 million was borrowed to fund the private education loan securitization bonds subject to our risk retention requirements. The agreements, as of December 31, 2022, have various maturity dates through November 27, 2024, but one of the agreements is subject to early termination upon required notice provided by us or the applicable counterparty prior to the maturity dates. We must pay additional cash as equity support if the fair value of the securities subject to the agreements becomes less than the original purchase price of the securities.

The current maturities of the repurchase agreements do not match the required holding period for, or the maturity of, the related funded assets. Therefore, we will need to continue to extend the maturities of the agreements and/or find alternative funding for the related investment securities collateral prior to the agreements' expiration. If we are unable to extend the maturities of the agreements and/or find alternative funding, it could have a material adverse impact on our business, financial condition, liquidity, or results of operations.

Concerns about the downgrade of the U.S. credit rating may materially adversely affect our business, financial condition, liquidity, and results of operations.

In January 2023, the U.S. government hit its borrowing cap (the "debt ceiling") which is the maximum amount the federal government is able to borrow to finance obligations. As a result, the Treasury Department started taking "extraordinary measures" to prevent a default. While the Treasury Department doesn't expect the U.S. to default on its debt before early June 2023, Congress must negotiate a solution prior to missing a payment of principal and interest on federal debt to avoid default. Default or even the threat of default would negatively impact the U.S. economy, and the global financial markets, as well as raise our borrowing costs.

Negative credit rating actions with respect to U.S. government obligations and the impact on the markets are unpredictable and may not be immediately apparent. However, such actions could materially adversely affect our liquidity, cash flows, and results of operations, increase our borrowing costs, limit our access to the capital markets, or trigger other implications under certain collateralized arrangements.

Operations

Our largest fee-based customer, the Department of Education, represented 32% of our revenue in 2022. We also earn revenue through remote hosting for other servicers. Failure to extend the Department servicing contracts or obtain new contracts in the Department's current or other procurement processes, our inability to consistently surpass competitor performance metrics, unfavorable contract modifications or interpretations, or the loss of servicing borrower volume due to broad based debt cancellation by the Department, could significantly lower servicing revenue in our LSS segment, hinder future service opportunities, and have a material adverse impact on our business, financial condition, or results of operations.

As of December 31, 2022, Nelnet Servicing and Great Lakes were servicing $545.4 billion of government owned student loans for 15.8 million borrowers. For the year ended December 31, 2022, our LSS segment recognized $423.1 million in revenue from the Department under these contracts, which represented 32% of our revenue.

Nelnet Servicing's and Great Lakes' servicing contracts with the Department are scheduled to expire on December 14, 2023. In 2017, the Department initiated a contract procurement process referred to as the Next Generation Financial Services Environment for a new framework for the servicing of all student loans owned by the Department. In the second quarter of 2022, the Department released a solicitation entitled Unified Servicing and Data Solution (USDS) for the new servicing framework. We responded to the USDS solicitation.

If our servicing contracts are not extended beyond the current expiration date, or we are not chosen as a subsequent servicer, loan servicing revenue would decrease significantly. If the terms and requirements under a potential new contract with the Department are less favorable than under our current contracts, loan servicing revenue and/or operating margins could be adversely impacted. There are significant risks to us and uncertainties regarding the current Department contracts and potential future Department contracts, including the pending and uncertain nature of the current contract procurement process and the Department's prior awards of new contracts to other service providers; risks that we may not be successful in obtaining any new contracts with the Department; and risks and uncertainties as to the terms and requirements under a potential new contract or contracts with the Department. We cannot predict the timing, nature, or ultimate outcome of the current or any other contract procurement process by the Department, any of which could have a material adverse impact on our business, financial condition, or results of operations.

New loan volume is currently allocated among the Department servicers based on certain service level and portfolio performance metrics established by the Department and compared among all loan servicers. The amount of future allocations of new loan volume could be negatively impacted if we are unable to consistently surpass comparable competitor and/or other performance metrics. In addition, if any current or future Department servicing contracts become subject to unfavorable modifications or interpretations by the Department, including adverse pricing changes, servicing revenue would be negatively impacted and could result in potential restructuring charges that may be necessary to re-align our cost structure with our servicing operations. For example, in February 2023, the Department notified us of its intention to transfer up to one million existing borrowers currently serviced by us to another servicer. In addition, due to a lack of Federal government appropriations, the Department may modify its cost under existing contracts with its servicers, and such modifications could adversely impact the Company's servicing revenue and operating results.

Further, we are partially dependent on the existing Department contracts to broaden servicing operations with the Department, other federal and state agencies, and commercial clients. The size and importance of these contracts provide us the scale and infrastructure needed to profitably expand into new business opportunities. Failure to extend the Department contracts beyond the current expiration date or obtain new Department contracts, or loss of existing loan volume to other Department servicers, would adversely impact loan servicing revenue and could significantly hinder future opportunities, as well as result in potential restructuring charges that may be necessary to re-align our cost structure with our servicing operations.

In August 2022, the Department announced a broad based student debt relief plan that would provide targeted student debt cancellation to borrowers with loans held by the Department, which plan is currently blocked by court decisions and subject to appeals to the U.S. Supreme Court (see the risk factor discussion under the caption "Loan Portfolio – Prepayment risk" above for additional information about the plan). As noted above, as of December 31, 2022, we were servicing 15.8 million borrowers under our government servicing contracts. We cannot estimate how many borrowers would meet the eligibility requirements and other terms and conditions for one-time debt cancellation under the Department's debt relief plan. If there was a broad $10,000 or $20,000 per borrower cancellation on all government owned loans, we estimate it would decrease the number of borrowers serviced by us (based on the borrower loan information as of December 31, 2022) by approximately 4.3 million borrowers and 7.5 million borrowers, respectively. The actual impact to the number of borrowers serviced may be less than these amounts due to annual income ceilings for borrowers to qualify for cancellation and the impact of whether a Pell Grant was received on the amount of cancellation for a borrower. Revenue earned by us under the current Department servicing contracts will decrease in future periods if the Department's student debt relief plan or other broad based loan cancellation is implemented.

The Company's current remote hosted Department servicing customers will transfer their servicing volume to other servicers in 2023, which will have a significant adverse impact to software services revenue in future periods. See the MD&A - "Loan Servicing and Systems Operating Segment - Results of Operations - Government Loan Servicing" for additional information.

The COVID-19 pandemic adversely impacted our results of operations, and either directly or indirectly through impacts on economic conditions or government policy could adversely impact our results of operations, businesses, financial condition, and/or cash flows going forward.

The COVID-19 pandemic has had significant adverse effects on the economic environment globally and in the U.S. These effects adversely impacted our results of operations and, if these effects continue to result in sustained economic stress, they could have a material adverse impact on us in a number of ways, including but not limited to, talent acquisition and retention, wage inflation and cost of service delivery, lower higher education school enrollments, rising interest rates due to market conditions or government policy or stimulus, loan performance (where individual student and consumer borrowers experience financial hardship), and performance levels of our workforce and work environment (work from home). Although certain business and economic conditions have improved since the pandemic began, significant uncertainties remain, including with respect to the effectiveness of vaccines against existing and new variant strains of the COVID-19 virus which could be vaccine resistant, the potential impacts of variations in vaccination rates among different geographical areas and demographic segments, booster vaccines, and the potential impacts of potential additional future spikes in infection rates including through breakthrough infections among the fully vaccinated.

COVID-19 materially disrupted business operations across many sectors, initially resulting in periods of significantly higher levels of unemployment and underemployment, inflation associated with supply chain disruptions, a constrained labor market, and extensive government stimulus programs initiated in efforts to counteract the economic disruptions from the pandemic. As a result, many student and consumer borrowers have experienced or may continue to experience financial hardship, making it difficult to meet loan payment obligations without assistance, which has had previous adverse effects and could have future adverse effects on the performance of our loan portfolios.

Our net interest income and profitability have been and could further be negatively affected by volatility in interest rates caused by uncertainties stemming from COVID-19. Higher income volatility from changes in interest rates and spreads to benchmark indices has caused and could cause a loss of net interest income and adverse changes in current fair value measurements of our assets and liabilities, which in turn could have a material adverse effect on our net income, operating results, or financial condition. For example, since March 2022, the Federal Reserve has made several increases to its target interest rate (and has recently indicated that it anticipates that ongoing increases will be appropriate) as a way of addressing the inflationary effects of the extensive pandemic-related government stimulus programs, and other factors, and an increase in interest rate levels generally results in a reduction of floor income we receive on certain FFELP loans.

A vast majority of our employees continue to work from home, either full-time or dividing their workdays between working from home and working in the office as we have offered employees flexibility in the amount of time they work in the office. Unanticipated issues arising from handling personal, confidential, and other information in a work-from-home environment could lead to greater risks for us, including cybersecurity and privacy risks. In addition, recent labor market constraints have resulted in wage inflation and higher voluntary turnover rates, which in turn have led to increases in compensation costs to attract and retain talent.

The CARES Act suspended federal student loan payments and interest accruals on all loans owned by the Department beginning as of March 13, 2020, and this suspension has been extended until 60 days after the earlier of (i) the date the Department is permitted to implement its broad based student loan debt relief plan or the litigation concerning such plan is resolved; or (ii) June 30, 2023. As a result of this suspension, we receive a reduced level of servicing revenue per borrower from the Department. If the suspension period is extended further, more borrowers may consolidate their FFELP loans to the Federal Direct Loan Program, which could further increase prepayments on our student loan portfolio and reduce our interest income and servicing fees. We anticipate revenues will continue to be negatively impacted while student loan payments and interest accruals are suspended. In addition, when borrowers resume payments on their student loans at the completion of the suspension period, our system stability and scale could be stressed, resulting in increased costs and reputation damage.

The extent to which the COVID-19 pandemic continues to impact us will depend on many factors which are uncertain and beyond our control, including: the duration and ultimate severity of the pandemic; further public health and economic dislocations and constraints resulting from the pandemic; government actions in response to the pandemic, including any further actions to suspend, reduce or cancel payment obligations for loan borrowers; and the impacts of the pandemic on the U.S. and world economies. However, the impacts of the COVID-19 pandemic, or any other pandemic, on our businesses could be material and adverse. To the extent the COVID-19 pandemic continues to adversely affect broader economic conditions and/or adversely affects us, it may also have the effect of increasing the likelihood and/or magnitude of other risks described in this report.

Climate change manifesting as physical or transition risks could have a material adverse impact on our operations, vendors, and customers.

Our businesses, and the activities of our vendors and customers, could be impacted by climate change. Climate change could manifest as a financial risk to us either through changes in the physical climate or from the process of transitioning to a low-carbon economy, including changes in climate policy or in the regulation of businesses with respect to risks posed by climate change. Climate-related physical risks may include altered distribution and intensity of rainfall; prolonged droughts or flooding; increased frequency and severity of wildfires, hurricanes, and tornadoes; rising sea levels; and a rising heat index. In addition to possible changes in climate policy and regulation, potential transition risks may include economic and other changes engendered by the development of low-carbon technological advances and/or changes in consumer and business preferences toward low-carbon goods and services. These climate-related physical risks and transition risks could have a financial impact on us, and on our vendors and customers, including declines in asset values; cost increases; reduced availability of insurance; reduced demand for certain goods and services; increased loan delinquencies, bankruptcies, events of default, and force majeure events; increased interruptions to business operations and services; adverse supply chain impacts; and negative consequences to business models and the need to make changes in response to those consequences.

The profitability and risk profile of our renewable energy business may be impacted by the terms and availability of federal incentives, regulatory uncertainty, climate change risk, supply chain risk, rising debt and construction costs, and other risks and costs associated with the construction, development, financing, sale, and operation and maintenance of renewable energy projects.

The operation and profitability of our renewable energy business is subject to and depends in significant part upon complex federal, state, and other laws and regulations, including the recently passed Inflation Reduction Act, which regulate and, in some instances, incentivize the production of renewable energy. Any reductions or modifications to, or the elimination or adverse interpretation of, governmental regulations or incentives that support renewable energy, or the imposition of taxes, tariffs, or other assessments on renewable energy or renewable energy equipment, could negatively impact this business unit. Our ability to proceed with solar projects under development and to complete and finance the construction of such projects on schedule and within budget may be adversely affected by escalating costs for materials, labor, insurance, and regulatory compliance, operational risks as described below, inability to obtain requisite permits, disputes involving contractors/subcontractors, land owners, offtakers, and/or other entities, rising interest rates and cost of debt service, and changes in key assumptions underlying the forecasted model and budget for project development and operation. If any renewable energy project under our long-term ownership or financed by us or otherwise constructed by us is not completed, is delayed, or is subject to cost overruns, we may incur material costs that we may or may not be able to recover through regulatory or other contractual mechanisms, including obligations to make delay or termination payments, loss of tax credits and benefits, loss of environmental incentives, or delayed or diminished returns, which could require us to write off all or a portion of its investment in the applicable project(s). Operational risks associated with our renewable energy business include, but are not limited to, risks associated with facility start-up operations, compliance risks (including penalties for failures to comply), supply chain risks, climate change risks (including severe weather events), performance below expected or contracted levels of output or production, equipment breakdown, ability of offtakers and other counterparties to renewable energy contracts to pay or perform as required, warranty claims, shifting demand and regulatory changes/uncertainty, and insufficient insurance, warranties, and/or indemnities to cover the costs of the foregoing. These factors could have a material adverse effect on our business, financial condition, results of operations, and prospects.

A failure of our operating systems or infrastructure could disrupt our businesses, cause significant losses, result in regulatory action, and damage our reputation.

We operate many different businesses in diverse markets and depend on the efficient and uninterrupted operation of our computer network systems, software, datacenters, cloud services providers, telecommunications systems, and the rest of our operating systems and infrastructure to process and monitor large numbers of daily transactions in compliance with contractual, legal, regulatory, and our own standards. Such systems and infrastructure could be disrupted because of a cyberattack, unanticipated spikes in transaction volume, extended power outages, telecommunications failures, process breakdowns, degradation or loss of internet or website availability, natural disasters, political or social unrest, and terrorist acts. A significant adverse incident could damage our reputation and credibility, lead to customer dissatisfaction and loss of customers or revenue, and result in regulatory action, in addition to increased costs to service our customers and protect our network. Such an event could also result in large expenditures to repair or replace the damaged properties, networks, or information systems or to protect them from similar events in the future. System redundancy may be ineffective or inadequate, and our business continuity plans may not be sufficient for all eventualities. Any significant loss of customers or revenue, or significant increase in costs of serving those customers, could adversely affect our growth, financial condition, and results of operations.

Operating system and infrastructure risks continue to increase in part because of the proliferation of new technologies, the increased use of the internet and telecommunications technologies to support and process customer transactions, the increased number and complexity of transactions being processed, increased instances of employees working from home and/or using personal computing devices, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, nation state threat actors, and other external parties. In addition, to access our services and products, our customers may use personal smartphones, tablet computers, and other mobile devices that are beyond our control systems.

Malicious and abusive activities, such as the dissemination of destructive or disruptive software, computer hacking, denial of service attacks, and ransomware or ransom demands to not expose confidential data or vulnerabilities in systems, have become more common. These activities could have material adverse consequences on our network and our customers, including degradation of service, excessive call volume, and damage to our or our customers' equipment and data. Although to date we have not experienced a material loss relating to cyberattacks or system outage, there can be no assurance that we will not suffer such losses in the future or that there is not a current threat that remains undetected at this time. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats, and the size and scale of our services.

We could also incur material losses resulting from the risk of unauthorized access to our computer systems, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and failures to properly execute business resumption and disaster recovery plans. In the event of a breakdown in the internal control system, improper operation of systems, or unauthorized employee actions, we could suffer material financial loss, potential legal actions, fines, or civil monetary penalties that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity and damage to our reputation. Even though we maintain insurance coverage to offset costs related to incidents such as a cyberattack, information security breach, or extended system outage, this insurance coverage may not cover all costs of such incidents.

A security breach of our information technology systems could result in material financial losses and legal exposure, and damage to our reputation.

Our operations rely on the secure processing, storage, and transmission of personal, confidential, and other sensitive information in our information technology systems and networks. Although we take protective measures we believe to be reasonable and appropriate, our systems, networks, and software may be vulnerable to the increasingly numerous and more sophisticated cyberattacks, and our cybersecurity measures may not be entirely effective.

Cyberattack techniques change frequently, generally increase in sophistication, often are not recognized until launched, sometimes go undetected even when successful, and originate from a wide variety of sources, including organized crime, hackers, terrorists, activists, disgruntled customers or consumers, and hostile foreign governments. Cyberattacks may increase in frequency during times of global unrest, such as the conflict in Ukraine. Attackers may also attempt to fraudulently induce employees, customers, or other users of our systems to disclose sensitive information to gain access to our data or that of our customers, such as through "phishing" schemes. These risks may increase in the future as we continue to increase our mobile and internet-based product offerings and expand our internal usage of web-based products and applications. In addition, our customers often use their personal devices, such as smart phones and tablet computers, to make payments and manage their accounts. We have limited ability to assure the security of our customers' transactions to the extent they are using their personal devices, which could be subject to similar threats. A breach, or perceived breaches, of our information security systems, or the intentional or unintentional disclosure, alteration, or destruction by an authorized user of confidential information necessary for our operations, could result in serious negative consequences for us. These consequences may include violations of applicable privacy and other laws; financial loss to us or to our customers; loss of confidence in our cybersecurity measures; customer dissatisfaction; significant litigation exposure; regulatory fines, penalties or intervention; reimbursement or other compensatory costs; additional compliance costs; significant disruption of our business operations; and damage to our reputation.

In addition, we routinely transmit, receive, and process large volumes of personal, confidential, and proprietary information through third parties. Our arrangements with these third parties to maintain the confidentiality and security of such information may not be entirely effective, and a breach of a third-party system may not be revealed to us in a timely manner, which could compromise our ability to respond effectively. A cybersecurity incident originating from a third party could have negative consequences for us similar to those discussed above.

We and our third-party vendors have experienced, and could experience in the future, cybersecurity incidents. For example, in July 2022, we determined the customer website portal for the primary loan servicing platform used by our remote hosted servicing clients had experienced a cybersecurity incident. We took immediate and extensive steps to secure the system, block the unauthorized activity, address the issue via additional technical and security measures, notify our insurance carriers, and launch a forensic investigation. Our investigation confirmed unauthorized access to confidential consumer information of federal student loan borrowers serviced on our platform by Edfinancial Services and Oklahoma Student Loan Authority. Borrower name, address, email address, phone number, and Social Security number information was impacted, but no financial account or payment information was impacted. Loans serviced directly by Nelnet were not impacted by the event. The applicable regulators and affected consumers were notified and identity theft monitoring has been and continues to be offered to those affected. Although to date none of these incidents has individually or in the aggregate had a material adverse effect on our results of operations, financial condition, or businesses, there can be no assurance that we will not suffer material adverse effects in the future or that there is not a significant current incident or threat that remains undetected at this time.

If we are unable to adapt to rapid technological change, take advantage of technological developments, or our software products experience quality problems and development delays, the demand for our products and services may decline.

Our long-term operating results, particularly from our LSS and ETS&PP segments, depend substantially upon our ability to continually enhance, develop, introduce, and market new products and services. We must continually and cost-effectively maintain and improve our information technology systems and infrastructure in order to successfully deliver competitive and cost-effective products and services to our customers. The widespread proliferation of new technologies and market demands could require substantial expenditures to enhance system infrastructure and existing products and services. If we fail to enhance and scale our systems and operational infrastructure or products and services, our LSS and ETS&PP segments may lose their competitive advantage, which could have a material adverse impact on our business, financial condition, or results of operations.

We require skilled technology and security workers to maintain, secure, and improve our information technology systems and infrastructure. Increased demand and competition for available skilled workers across the technology sector may impact our ability to maintain adequate technology and security staffing levels. If we are unable to retain existing talent, or recruit and hire new talent when needed, we may be unable to quickly develop and adopt new technologies, adequately adjust for contingencies, or maintain and improve our existing technology systems and infrastructure.

Our products and services are based on sophisticated software and computing systems that often encounter development delays, and the underlying software may contain undetected bugs or other defects that interfere with its intended operation. Quality problems with our software products, with transferring between systems, or with errors or delays in our processing of electronic transactions, could result in additional development costs, diversion of technical and other resources from our other development efforts, loss of credibility with current or potential clients, damage to our reputation, or exposure to liability claims.

We rely on third parties for a wide array of services for our customers, and to meet our contractual obligations. The failure of a third party with which we work could adversely affect our business performance and reputation.

We rely on third parties for many critical operational services, technology, datacenter hosting facilities, cloud computing platforms, and software. We also rely upon data from external sources to maintain our proprietary databases, including data from customers, business partners, and various government sources. Our third-party service providers may be vulnerable to damage or interruption from natural disasters, power loss, cyberattacks, telecommunications failures, breakdowns or failures of their systems, employee negligence or misconduct, supply chain disruptions, acts of terrorism, and similar events. They may also be subject to sabotage, vandalism, and similar misconduct, as well as regulatory actions, changes to legal requirements, and litigation to stop, limit, or delay operations. Our ability to implement backup systems and other safeguards with respect to third-party systems is limited. Furthermore, an attack on, or failure of, a third-party system may not be revealed to us in a timely manner, which could compromise our ability to respond effectively.

If a third-party service provider's services are disrupted, we may temporarily lose the ability to conduct certain business activities, which could impact our ability to serve our customers and meet our contractual, legal, or regulatory compliance obligations, and/or result in the loss or compromise of our information or the information of our customers. Our businesses would also be harmed if our customers and potential customers believe our services are unreliable. Some of our third-party service providers may engage vendors of their own as they provide services or technology solutions for our operations, which introduces the same risks that these "fourth parties" could be the source of operational and cybersecurity failures.

Due to our use of Amazon Web Services (AWS) for a significant amount of our technology products and services, as well as the dependence of many of our third-party service providers on AWS, the stability and availability of AWS is critical to our business.

If we fail to comply with the requirements to maintain the federal guarantees for the FFELP loans we service for us and for third parties, we may lose our guarantees or incur penalties.

As of December 31, 2022, we serviced $20.2 billion of FFELP loans that maintained a federal guarantee, of which $11.1 billion and $9.1 billion were owned by us and third parties, respectively. We must meet various requirements in order to maintain the federal guarantee on these federally insured loans, which is conditional based on compliance with origination, servicing, and collection policies set by the Department and guaranty agencies. If we misinterpret Department guidance, or incorrectly apply the Higher Education Act, the Department could determine that we are not in compliance. FFELP loans that are not originated, disbursed, or serviced in accordance with Department and guaranty agency regulations may be subject to partial or complete loss of the guarantee. If we experience servicing deficiencies, it could result in the loan guarantee being revoked or denied. Although in most cases, we may cure deficiencies by following a prescribed cure process which usually involves obtaining the borrower's reaffirmation of the debt, not all deficiencies can be cured. As FFELP loan holders, servicers, and guaranty agencies exit the FFEL Program and consolidation within the industry takes place, this increases the complexity of servicing and claim filing due to the amount of loan servicing and loan guaranty transfers and the opportunity for errors at the time a claim is filed.

Failure to comply with Department and guaranty agency regulations may also result in fines, other penalties, expenses required to cure servicing deficiencies, suspension or termination of the right to participate as a FFELP servicer, negative publicity, and potential legal claims, including claims by our servicing customers if they lose the federal guarantee or SAP benefits on loans that we service for them. If we are subjected to significant fines, or loss of insurance or guarantees on a material number of FFELP loans, or if we lose our ability to service FFELP loans, it could have a material adverse impact on our business, financial condition, or results of operations.

Our Department of Education servicing contracts and our third-party FFELP loan servicing business involve additional risks inherent in government contracts and programs.

The federal government could engage in a prolonged debate linking the federal deficit, debt ceiling, government shutdown, and other budget issues. If U.S. lawmakers fail to reach agreement on these issues, the federal government could modify terms on current agreements or delay payment on its obligations, which could adversely impact our business, financial condition, or results of operations. Further, legislation to address the federal deficit and spending could impose changes that would adversely affect the Federal Direct Loan Program and FFELP servicing businesses.

We contract with the Department to administer loans held by the Department in both the FFEL and Federal Direct Loan Program, we own a portfolio of FFELP loans, and we service our FFELP loans as well as FFELP loans for third parties. These loan programs are authorized by the Higher Education Act and are subject to periodic reauthorization and changes to the programs by the Administration and Congress. Any changes, including the potential for borrowers to refinance loans via Direct Consolidation Loans, or broad loan forgiveness or cancellation, could have a material impact on our cash flows from servicing, interest income, and operating margins (see the risk factor discussions above under the caption "Loan Portfolio - Prepayment risk" and immediately after the caption "Operations" for additional information about these risks).

Government entities in the U.S. often reserve the right to audit contract costs and conduct inquiries and investigations of business practices. These entities also conduct reviews and investigations and make inquiries regarding systems, including systems of third parties, used in connection with the performance of the contracts. Negative findings could adversely affect the contractor's future revenues and profitability. If improper or illegal activities are found, we could become subject to various civil and criminal penalties, including those under the civil U.S. False Claims Act. Additionally, we may be subject to administrative sanctions, which may include termination or non-renewal of contracts, forfeiture of profits, suspension of payments, fines and suspensions, or debarment from doing business with other agencies of that government. Due to the inherent limitations of internal controls, it may not be possible to detect or prevent all improper or illegal activities.

The government could change governmental policies, programs, regulatory environments, spending sentiment, and many other factors and conditions, some of which could adversely impact our businesses, results of operations, and financial condition. We cannot predict how or what programs or policies will be changed by the federal government. The conditions described above could impact not only our contracts with the Department, but also other existing or future contracts with government or commercial entities, and could have a material adverse impact on our business, financial condition, or results of operations.

Our ability to continue to grow and maintain our contracts with commercial businesses and government agencies is partly dependent on our ability to maintain compliance with various laws, regulations, and industry standards applicable to those contracts.

We are subject to various laws, regulations, and industry standards related to our commercial and government contracts. In most cases, these contracts are subject to termination rights, audits, and investigations. The laws and regulations that impact our operating segments are outlined in Part I, Item 1, "Regulation and Supervision." Additionally, our LSS segment contracts with the federal government require that we maintain internal controls in accordance with the National Institute of Standards and Technologies and our LSS and ETS&PP segments that utilize payment cards are subject to the Payment Card Industry Data Security Standards. If we fail to comply with the contract provisions or applicable laws, regulations, or standards, or the counterparty exercises its termination or other rights for that or other reasons, our reputation could be negatively affected, and our ability to compete for new contracts or maintain existing contracts could diminish, which in turn could have an adverse impact on our results of operations from existing contracts and future opportunities for new contracts.

The failure to safeguard the privacy of personal information could result in significant legal and reputational harm.

We are subject to complex and evolving laws and regulations, both inside and outside of the U.S., governing the privacy and protection of personal information of individuals. Ensuring the handling and use of personal information complies with applicable laws and regulations in relevant jurisdictions can increase operating costs, impact the development of new products or services, and reduce operational efficiency. Any mishandling or misuse of personal information by us or a third-party affiliate could expose us to litigation or regulatory fines, penalties, or other sanctions. Additional risks could arise if we or an affiliated third party do not provide adequate disclosure or transparency to our customers about the personal information obtained from them and its use; fail to receive, document, and honor the privacy preferences expressed by customers; fail to protect personal information from unauthorized disclosure; or fail to maintain proper training on privacy practices. Concerns about the effectiveness of our measures to safeguard personal information and abide by privacy preferences, or even the perception that those measures are inadequate, could cause the loss of existing or potential customers and thereby reduce our revenue. In addition, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations could result in requirements to modify or cease certain operations or practices, and/or significant liabilities, regulatory fines, penalties, and other sanctions. The regulatory framework for privacy issues is evolving, which is likely to continue. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations, and privacy standards, could result in additional cost and liability for us, damage our reputation, and harm our businesses.

Nelnet Bank may not be able to achieve its business plan objectives and effectively deploy loan and deposit strategies in accordance with regulatory requirements during its three-year de novo period.

Nelnet Bank is in the final year of its de novo status and initial three-year business plan, which requires ongoing monitoring to ensure alignment to financial and asset targets as well as other commitments. Failure to meet these targets and commitments could jeopardize the success of Nelnet Bank.

The banking industry is highly regulated, and the regulatory framework, together with any future legislative changes, may have a significant adverse effect on Nelnet Bank's operations. The regulatory landscape surrounding industrial banks continues to be scrutinized and banking policy changes may be difficult to predict in advance. Nelnet Bank's current product offerings are primarily concentrated in loan products for higher education, with current expansion under the business plan to unsecured consumer lending. Such concentrations and the competitive environment for those products subject the bank to risks that could adversely affect its financial condition. Consumer access to alternative means of financing, the costs of education, and other factors may reduce demand for, or adversely affect Nelnet Bank's ability to, retain private education loans. For example, the recent increase of interest rates has negatively impacted and will continue to negatively impact the origination of refinanced private education loans.

Nelnet Bank has FDIC-required agreements with Nelnet, Inc. and Michael S. Dunlap (Nelnet, Inc.'s controlling shareholder) in connection with Nelnet, Inc.'s role as a source of financial strength for Nelnet Bank. For additional information, see the MD&A - "Liquidity and Capital Resources - Liquidity Impact Related to Nelnet Bank." However, any failure to meet minimum capital requirements and FDIC regulations can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material adverse impact on our business, financial condition, or results of operations.

Our failure to successfully manage business and certain asset acquisitions and other investments could have a material adverse effect on our businesses, financial condition, or results of operations.

We have expanded our services and products through business and asset acquisitions, and we anticipate making additional acquisitions to obtain new or enhance existing businesses, products, and services, as well as other investments to further diversify us both within and outside of our historical education-related businesses. Any acquisition or investment is subject to a number of risks. Such risks may include diversion of management time and resources, disruption of our ongoing businesses, difficulties in integrating acquisitions (including potential delays or errors in converting loan servicing portfolio acquisitions to our servicing platform), loss of key employees, degradation of services, difficulty expanding information technology systems and other business processes to incorporate the acquired businesses, extensive regulatory requirements, dilution to existing shareholders if our common stock is issued for an acquisition or investment, incurring or assuming indebtedness or other liabilities in connection with an acquisition, unexpected declines in real estate values or the failure to realize expected benefits from real estate development projects, lack of familiarity with new markets, and difficulties in supporting new product lines. Our failure to successfully manage acquisitions or investments, or successfully integrate acquisitions, could have a material adverse effect on our businesses, financial condition, or results of operations.

Our significant investments in ALLO and Hudl are subject to a number of risks, including macroeconomic conditions, competition, political and regulatory requirements, technology advancements, cybersecurity threats, and retention of key personnel. ALLO derives its revenue primarily from the sale of telecommunication services, which are subject to intense competition and extensive federal, state, and local regulations. Additionally, ALLO's success is dependent on it maintaining and expanding its infrastructure and continuing to increase market share in existing and new markets. Hudl's sports performance analysis business is subject to risks related to global market conditions, new competition, advancements in technology, and continued demand for its products and services. The operating results of any of our investments, including ALLO and Hudl, could impact the valuation on our financial statements of our investments in them, and we may not be able to fully monetize these investments without a liquidation event.

Regulatory and Legal

Federal and state laws and regulations can restrict our businesses and increase compliance costs, and noncompliance could result in penalties, litigation, reputation damage, and a loss of customers.

Our operating segments are heavily regulated by federal and state government regulatory agencies. See Part I, Item 1, "Regulation and Supervision." These agencies and the laws and regulations enforced by them are for the protection of consumers and the applicable industry as a whole, not necessarily us. Although we have procedures and controls in place to monitor compliance with regulatory requirements, these laws and regulations are complex, differ between jurisdictions, and are often subject to interpretation, and we may from time to time inadvertently be in non-compliance. Compliance is expensive and requires the time and attention of management, which divert capital and focus away from efforts intended to grow our businesses. If we do not successfully maintain compliance, we could incur fines or penalties, lose existing or new customer contracts or other business, and suffer damage to our reputation. Changes in laws and regulations can significantly alter our business environment, limit business operations, and increase costs of doing business, and we cannot predict the impact such changes may have on our profitability.

For example, the CFPB has the authority to regulate and monitor large nonbank student loan servicers, including us. If the CFPB were to determine that we were not in compliance with applicable laws, regulations, and CFPB guidance, it could result in material adverse consequences including fines, penalties, public enforcement actions, adverse regulatory actions, or changes in our business practices. The CFPB has also issued student loan servicing rules and continues to review servicing areas where new guidance or rules may be issued in the future.

It is uncertain how the CFPB's recommendations, strategies, and priorities will impact our businesses and our results of operations going forward. CFPB actions could result in requirements to alter our services, causing them to be less attractive or effective and impair our ability to offer them profitably. If the CFPB changes regulations adopted in the past by other regulators, or modifies past regulatory guidance, our compliance costs and litigation exposure could increase.

Several states have enacted laws regulating and monitoring the activity of student loan servicers. For additional information, including risks to us from such state laws, see the paragraph beginning with the same sentence as the immediately preceding sentence that is set forth in Part I, Item 1, "Regulation and Supervision - Loan Servicing and Systems."

As a result of the discontinuation of new FFELP loan originations in 2010, the existing FFELP loan portfolios in our AGM and Nelnet Bank segments will continue to decline over time.

New loan originations under the FFEL Program were discontinued in 2010, and all subsequent federal student loan originations must be made under the Federal Direct Loan Program. Although this did not alter or affect the terms and conditions of existing FFELP loans, interest income related to existing FFELP loans will decline over time as existing FFELP loans are paid down, refinanced, or repaid by guaranty agencies after default. We believe that in the short term we will not be able to invest the excess cash generated from our AGM segment's FFELP loan portfolio into assets that immediately generate the rates of return historically realized from that portfolio. If we are unable to grow or develop new revenue streams, our consolidated revenue and operating margin will decrease as a result of the decline in FFELP loan volume outstanding.

Exposure related to certain tax issues could decrease our net income.

Federal and state income tax laws and regulations are often complex and require interpretation. From time to time, we engage in transactions for which the tax consequences are uncertain, and significant judgment is required in assessing and estimating the tax consequences of these transactions. We prepare and file tax returns based on the interpretation of tax laws and regulations and our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments. In accordance with applicable accounting guidance, we establish reserves for tax contingencies related to deductions and credits that we may be unable to sustain. Differences between these reserves and the amounts ultimately owed are recorded in the period they become known, and adjustments to our reserves could have a material effect on our financial statements. We may also be impacted by changes in tax laws, including tax rate changes, new laws, and subsequent interpretations by applicable authorities. In addition, several states are in a deficit position. Accordingly, states may look to expand their taxable base, alter their tax calculation, or increase tax rates, which could result in additional costs to the us.

In addition, as both a lender and servicer of student loans, we must report interest received and cancellation of indebtedness to individuals and the Internal Revenue Service on an annual basis. The statutory and regulatory guidance regarding the calculations, recipients, and timing are complex, and we know that interpretations of these rules vary across the industry. The complexity and volume associated with these informational forms creates a risk of error which could result in penalties or damage to our reputation.

Our investments in certain tax-advantaged projects promoting renewable energy resources (solar projects) are designed to generate a return primarily through the realization of federal income tax credits at the time the project is placed-in-service. We are subject to the risk that tax credits previously recorded by us, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, will fail to meet certain government compliance requirements and will not be able to be realized. The inability to realize these tax credits and other tax benefits would have an adverse impact on our financial results. The risk of not realizing the tax credits and other tax benefits depends on many factors outside of our control, including changes in tax laws and the ability of the projects to continue operation.

The provisions of our articles of incorporation requiring exclusive forum in the Nebraska state courts and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging certain lawsuits by limiting plaintiffs' ability to bring a claim in a judicial forum that they find favorable.

Our articles of incorporation provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, a specifically designated Nebraska state court located in Lincoln, Nebraska (or, if that court does not have jurisdiction, the federal district court for the District of Nebraska located in Lincoln, Nebraska) will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf or in the right of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or our shareholders; (iii) any action asserting a claim arising under any provision of the Nebraska Model Business Corporation Act or our articles of incorporation or bylaws (as each may be amended from time to time); or (iv) any action asserting a claim governed by the internal affairs doctrine.

Additionally, our articles of incorporation provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

These exclusive forum provisions may limit the ability of our shareholders to commence litigation in a forum that they prefer, which may discourage such lawsuits against us and our current or former directors, officers, and employees.

Principal Shareholder and Related Party Transactions

Our Executive Chairman beneficially owns 82.1% of the voting rights of our shareholders and effectively has control over all of our matters.

Michael S. Dunlap, our Executive Chairman, beneficially owns 82.1% of the voting rights of our shareholders. Accordingly, each member of the Board of Directors and each member of management has been elected or effectively appointed by Mr. Dunlap and can be removed by him. As a result, Mr. Dunlap has control over all of our matters and has the ability to take actions that benefit him, but may not benefit other minority shareholders, and may otherwise exercise his control in a manner with which other minority shareholders may not agree or which they may not consider to be in their best interests.

Furthermore, as a "controlled company" within the meaning of the NYSE rules, we qualify for and, in the future, may opt to rely on, exemptions from certain corporate governance requirements, including having a majority of independent directors, as well as having nominating and corporate governance and compensation committees composed entirely of independent directors. If in the future we choose to rely on such exemptions, the interests of Mr. Dunlap may differ from those of our other stockholders and the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for NYSE-listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Our contractual arrangements and transactions with Union Bank, which is under common control with us, present conflicts of interest and pose risks to our shareholders that the terms may not be as favorable to us as we could receive from unrelated third parties.

Union Bank is controlled by Farmers & Merchants Investment Inc. ("F&M"), which is controlled by certain grantor retained annuity trusts established by Mr. Dunlap, his spouse, and Angela L. Muhleisen, a sister of Mr. Dunlap. Mr. Dunlap serves as a Director and Chairman of F&M, and as a Director of Union Bank. Ms. Muhleisen serves as a Director and Chief Executive Officer of F&M and as a Director, Chairperson, President, and Chief Executive Officer of Union Bank. Union Bank is deemed to beneficially own a significant number of our shares because it serves in a capacity of trustee or account manager for various trusts and accounts holding our shares and may share voting and/or investment power with respect to such shares. As of December 31, 2022, Union Bank was deemed to beneficially own 9.7% of the voting rights of our shareholders, and Mr. Dunlap and Ms. Muhleisen beneficially owned 82.1% and 11.8%, respectively, of the voting rights of our shareholders (with certain shares deemed under SEC rules to be beneficially owned by each Union Bank, Mr. Dunlap, and Ms. Muhleisen).

We have entered into, and intend to continue entering into, certain contractual arrangements with Union Bank, including for loan purchases, servicing, participations, banking and lending services, Educational 529 College Savings Plan administration services, lease arrangements, trustee services, and various other investment and advisory services. The net aggregate impact on our consolidated statements of income for the years ended December 31, 2022, 2021, and 2020 related to the transactions with Union Bank was income (before income taxes) of $8.9 million, $11.0 million, and $15.4 million, respectively. See note 23 of the notes to consolidated financial statements included in this report for additional information related to the transactions between us and Union Bank.

We intend to maintain our relationship with Union Bank, which our management believes provides certain benefits to us, including Union Bank's knowledge of and experience in the FFELP industry, its willingness to provide services, and at times liquidity and capital resources, on an expedient basis, and its proximity to our corporate headquarters in Lincoln, Nebraska.

The majority of the transactions and arrangements with Union Bank are not offered to unrelated third parties or subject to competitive bids. Accordingly, these transactions and arrangements not only present conflicts of interest, but also pose the risk to our shareholders that the terms of such transactions and arrangements may not be as favorable to us as we could receive from unrelated third parties. Moreover, we may have and/or may enter into contracts and business transactions with related parties that benefit Mr. Dunlap and his sister, as well as other related parties, that may not benefit us and/or our minority shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

The Company has no unresolved comments from the staff of the Securities and Exchange Commission regarding its periodic or current reports under the Securities Exchange Act of 1934.

ITEM 2. PROPERTIES

The Company's headquarters are located in Lincoln, Nebraska. The Company owns or leases office space facilities primarily in Nebraska, Wisconsin, and Colorado.

The Company believes its existing office space facilities and equipment, which are used by all reportable segments, are in good operating condition and are suitable for the conduct of its business.

ITEM 3. LEGAL PROCEEDINGS

Note 25 of the notes to consolidated financial statements included in this report is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Class A common stock is listed and traded on the New York Stock Exchange under the symbol "NNI," while its Class B common stock is not publicly traded. The number of holders of record of the Company's Class A common stock and Class B common stock as of January 31, 2023 was 1,606 and 70, respectively. The record holders of the Class B common stock are Michael S. Dunlap, Shelby J. Butterfield, various members of the Dunlap and Butterfield families, and various other estate planning trusts established by and/or entities controlled by them. Because many shares of the Company's Class A common stock are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of beneficial owners represented by these record holders.

The Company paid quarterly cash dividends on its Class A and Class B common stock during the years ended December 31, 2021 and 2022 in amounts totaling $0.90 per share and $0.98 per share, respectively. The Company plans to continue making comparable regular quarterly dividend payments, subject to future earnings, capital requirements, financial condition, and other factors.

Performance Graph

The following graph compares the change in the cumulative total shareholder return on the Company's Class A common stock to that of the cumulative return of the S&P 500 Index and the S&P 500 Financials Index. The graph assumes that the value of an investment in the Company's Class A common stock and each index was $100 on December 31, 2017 and that all dividends, if applicable, were reinvested. The performance shown in the graph represents past performance and should not be considered an indication of future performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Nelnet, Inc., the S&P 500 Index
and the S&P 500 Financials Index

Company/Index	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Nelnet, Inc.	$ 100.00	$ 96.65	$ 108.87	$ 135.04	$ 187.30	$ 175.99
S&P 500	100.00	95.62	125.72	148.85	191.58	156.89
S&P 500 Financials	100.00	86.97	114.91	112.96	152.54	136.48

The preceding information under the caption "Performance Graph" shall be deemed to be "furnished" but not "filed" with the Securities and Exchange Commission.

Stock Repurchases

The following table summarizes the repurchases of Class A common stock during the fourth quarter of 2022 by the Company or any "affiliated purchaser" of the Company, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934. Certain share repurchases included in the table below were made pursuant to a trading plan adopted by the Company in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934.

Period	Total number of shares purchased (a)		Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (b)	Maximum number of shares that may yet be purchased under the plans or programs (b)
October 1 - October 31, 2022	50,915	$	81.23	50,915	4,467,021
November 1 - November 30, 2022	—		—	—	4,467,021
December 1 - December 31, 2022	3,448		94.27	—	4,467,021
Total	54,363	$	82.05	50,915	

(a) The total number of shares includes: (i) shares repurchased pursuant to the stock repurchase program discussed in footnote (b) below; and (ii) shares owned and tendered by employees to satisfy tax withholding obligations upon the vesting of restricted shares. Shares of Class A common stock tendered by employees to satisfy tax withholding obligations included 3,448 shares in December 2022. Unless otherwise indicated, shares owned and tendered by employees to satisfy tax withholding obligations were purchased at the closing price of the Company's shares on the date of vesting.

(b) On May 9, 2022, the Company announced that its Board of Directors authorized a new stock repurchase program to repurchase up to a total of five million shares of the Company's Class A common stock during the three-year period ending May 8, 2025.

Equity Compensation Plans

For information regarding the securities authorized for issuance under the Company's equity compensation plans, see Part III, Item 12 of this report.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Management's Discussion and Analysis of Financial Condition and Results of Operations is for the years ended December 31, 2022 and 2021. All dollars are in thousands, except share data, unless otherwise noted.)

The following discussion and analysis provides information that the Company's management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. The discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes included in this report. This discussion and analysis contains forward-looking statements subject to various risks and uncertainties and should be read in conjunction with the disclosures and information contained in "Forward-Looking and Cautionary Statements" and Item 1A "Risk Factors" included in this report.

A discussion related to the results of operations and changes in financial condition for the year ended December 31, 2022 compared with the year ended December 31, 2021 is presented below. A discussion related to the results of operations and changes in financial condition for the year ended December 31, 2021 compared with the year ended December 31, 2020 can be found in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's 2021 Annual Report on Form 10-K, which was filed with the United States Securities and Exchange Commission on February 28, 2022.

OVERVIEW

The Company is a diverse, innovative company with a purpose to serve others and a vision to make dreams possible. The largest operating businesses engage in loan servicing and education technology, services, and payment processing, and the Company also has a significant investment in communications. A significant portion of the Company's revenue is net interest income earned on a portfolio of federally insured student loans. The Company also makes investments to further diversify both within and outside of its historical core education-related businesses including, but not limited to, investments in early-stage and emerging growth companies, real estate, and renewable energy (solar).

The Company was formed as a Nebraska corporation in 1978 to service federal student loans for two local banks. The Company built on this initial foundation as a servicer to become a leading originator, holder, and servicer of federal student loans, principally consisting of loans originated under the FFEL Program.

The Reconciliation Act of 2010 discontinued new loan originations under the FFEL Program, effective July 1, 2010, and requires all new federal student loan originations be made directly by the Department through the Federal Direct Loan Program. As a result, the Company no longer originates FFELP loans. However, a significant portion of the Company's income continues to be derived from its existing FFELP student loan portfolio. Interest income on the Company's existing FFELP loan portfolio will decline over time as the portfolio is paid down. Since all FFELP loans will eventually run off, a key objective of the Company is to maximize the amount and timing of cash flow generated from its FFELP portfolio and reposition itself for the post-FFELP environment.

To reduce its reliance on interest income from FFELP loans, the Company has expanded its services and products. This expansion has been accomplished through internal growth and innovation as well as business and certain investment acquisitions. The Company is also actively expanding its private education, consumer, and other loan portfolios, and in November 2020 launched Nelnet Bank. In addition, the Company has been servicing federally owned student loans for the Department since 2009.

GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments

The Company prepares its financial statements and presents its financial results in accordance with GAAP. However, it also provides additional non-GAAP financial information related to specific items management believes to be important in the evaluation of its operating results and performance. A reconciliation of the Company's GAAP net income to Non-GAAP net income, excluding derivative market value adjustments, and a discussion of why the Company believes providing this additional information is useful to investors, is provided below.

		Year ended December 31,	
		2022	**2021**
GAAP net income attributable to Nelnet, Inc.	$	407,347	393,286
Realized and unrealized derivative market value adjustments		(231,691)	(92,813)
Tax effect (a)		55,606	22,275
Non-GAAP net income attributable to Nelnet, Inc., excluding derivative market value adjustments (b)	$	231,262	322,748
Earnings per share:			
GAAP net income attributable to Nelnet, Inc.	$	10.83	10.20
Realized and unrealized derivative market value adjustments		(6.16)	(2.41)
Tax effect (a)		1.48	0.58
Non-GAAP net income attributable to Nelnet, Inc., excluding derivative market value adjustments (b)	$	6.15	8.37

(a)   The tax effects are calculated by multiplying the realized and unrealized derivative market value adjustments by the applicable statutory income tax rate.

(b)   "Derivative market value adjustments" includes both the realized portion of gains and losses (corresponding to variation margin received or paid on derivative instruments that are settled daily at a central clearinghouse) and the unrealized portion of gains and losses that are caused by changes in fair values of derivatives which do not qualify for "hedge treatment" under GAAP. "Derivative market value adjustments" does not include "derivative settlements" that represent the cash paid or received during the current period to settle with derivative instrument counterparties the economic effect of the Company's derivative instruments based on their contractual terms.

The accounting for derivatives requires that changes in the fair value of derivative instruments be recognized currently in earnings, with no fair value adjustment of the hedged item, unless specific hedge accounting criteria is met. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting. As a result, the change in fair value of derivative instruments is reported in current period earnings with no consideration for the corresponding change in fair value of the hedged item. Under GAAP, the cumulative net realized and unrealized gain or loss caused by changes in fair values of derivatives in which the Company plans to hold to maturity will equal zero over the life of the contract. However, the net realized and unrealized gain or loss during any given reporting period fluctuates significantly from period to period.

The Company believes these point-in-time estimates of asset and liability values related to its derivative instruments that are subject to interest rate fluctuations are subject to volatility mostly due to timing and market factors beyond the control of management, and affect the period-to-period comparability of the results of operations. Accordingly, the Company's management utilizes operating results excluding these items for comparability purposes when making decisions regarding the Company's performance and in presentations with credit rating agencies, lenders, and investors. Consequently, the Company reports this non-GAAP information because the Company believes that it provides additional information regarding operational and performance indicators that are closely assessed by management. There is no comprehensive, authoritative guidance for the presentation of such non-GAAP information, which is only meant to supplement GAAP results by providing additional information that management utilizes to assess performance.

Operating Segments

The Company's reportable operating segments are described in note 1 of the notes to consolidated financial statements included in this report. They include:

- Loan Servicing and Systems (LSS) - referred to as Nelnet Diversified Services (NDS), which includes the operations of Nelnet Servicing and Great Lakes
- Education Technology, Services, and Payment Processing (ETS&PP) - referred to as Nelnet Business Services (NBS)
- Asset Generation and Management (AGM)
- Nelnet Bank
- Communications

The Company earns fee-based revenue through its NDS and NBS reportable operating segments. The Company earns net interest income on its loan portfolio, consisting primarily of FFELP loans, in its AGM reportable operating segment. This segment is expected to generate significant amounts of cash as the FFELP portfolio amortizes. The Company actively works to maximize the amount and timing of cash flows generated from its FFELP portfolio and seeks to acquire additional loan assets to leverage its servicing scale and expertise to generate incremental earnings and cash flow.

On November 2, 2020, the Company obtained final approval for federal deposit insurance from the Federal Deposit Insurance Corporation (FDIC) and for a bank charter from the Utah Department of Financial Institutions (UDFI) in connection with the establishment of Nelnet Bank, and Nelnet Bank launched operations. Nelnet Bank operates as an internet industrial bank franchise focused on the private education and unsecured consumer loan markets, with a home office in Salt Lake City, Utah.

Further, the Company earned revenue in its former Communications reportable operating segment through ALLO, formerly a majority-owned subsidiary of the Company prior to a recapitalization of ALLO resulting in the deconsolidation of ALLO from the Company's financial statements on December 21, 2020. The recapitalization of ALLO was not considered a strategic shift in the Company's involvement with ALLO, and ALLO's results of operations, prior to the deconsolidation, are presented by the Company in its former Communications reportable operating segment.

Other business activities and operating segments that are not reportable are combined and included in Corporate and Other Activities ("Corporate"). Corporate also includes income earned on the majority of the Company's investments, interest expense incurred on unsecured and other corporate related debt transactions, and certain shared service activities related to internal audit, human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These shared services are allocated to each operating segment based on estimated use of such activities and services. In addition, Corporate includes corporate costs and overhead functions not allocated to operating segments, including executive management, investments in innovation, and other holding company organizational costs.

The information below provides the operating results (net income (loss) before taxes) for each reportable operating segment and Corporate and Other Activities for the years ended December 31, 2022 and 2021. See "Results of Operations" for each reportable operating segment and Corporate and Other Activities under this Item 7 for additional detail.

	Year ended December 31,		Certain Items Impacting Comparability (All dollar amounts below are pre-tax)
	2022	**2021**	
NDS	$ 64,456	62,445	• The recognition of $5.5 million of non-cash impairment charges in 2022 compared with $13.2 million in 2021, due primarily to continued evaluation of office space needs as employees continue to work from home due to COVID-19. • Decrease in operating margin in 2022 compared with 2021 due to increased operating expenses in 2022, primarily salaries and benefits, as the Company hired employees in preparation for the resumption of federal student loan payments once the CARES Act suspension was to expire. The expiration of the CARES Act was extended multiple times throughout 2022.
NBS	74,105	72,713	• The recognition of $9.4 million of interest income in 2022 compared with $1.1 million in 2021 due to higher interest rates. • The recognition of a $2.2 million non-cash impairment charge in 2022 related to previously acquired computer software. • Decrease in operating margin in 2022 compared with 2021 due to additional investments during 2022 in the development of new services and technologies; and superior customer experiences to grow, retain, and diversify revenue.
AGM	454,725	423,616	• A net gain of $231.7 million related to changes in the fair value of derivative instruments that do not qualify for hedge accounting in 2022 compared with a gain of $92.8 million in 2021. • A decrease of $46.3 million in net interest income due to the decrease in the average balance of loans in 2022 compared with 2021. • An increase of $27.1 million in net interest income due to an increase in core loan spread in 2022 compared with 2021. • A decrease of $23.8 million in interest expense in 2021 as a result of the Company reversing a historical accrued interest liability on certain bonds, which liability the Company determined is no longer probable of being required to be paid. • An increase of $8.4 million in interest income in 2022 compared with a $6.2 million decrease to interest income in 2021, as a result of increasing the constant prepayment rate used to amortize/accrete federally insured loan premium/discounts for loans. • The recognition of $44.6 million in provision for loan losses in 2022 compared with a negative provision of $13.2 million in 2021. • The recognition of a $32.9 million gain in 2021 related to the Company's joint venture to acquire a private education student loan portfolio previously owned by Wells Fargo. • The recognition of $10.8 million in borrower late fees in 2022 compared with $3.4 million in 2021. • The recognition of $9.9 million in interest income on restricted cash in 2022 compared with $0.1 million in 2021 due to an increase in the balance of restricted cash and interest rates. • The recognition of $7.9 million in administration and sponsor fee income in 2022 compared with $3.7 million in 2021. • The recognition of $2.9 million in gains from the sale of loans in 2022 compared with $18.7 million in 2021. • The recognition of a $1.2 million gain in 2022 from the repurchase of debt compared with a loss of $6.8 million in 2021.
Nelnet Bank	4,357	(792)	• Increase in 2022 compared with 2021 was due to an increase in loans and investments, offset by increased operating expenses to support the bank's growth.
Corporate	(88,180)	(55,875)	• The recognition of a net loss of $68.0 million in 2022 related to the Company's investment in ALLO compared with a net loss of $42.1 million in 2021. • The recognition of $12.9 million of non-cash impairment and contingency charges in 2022 compared with $5.6 million in 2021. Impairment charges were primarily due to certain venture capital investments.
Net income before taxes	509,465	502,105	
Income tax expense	(113,224)	(115,822)	
Net loss attributable to noncontrolling interests	11,106	7,003	
Net income	$ 407,347	393,286	

CONSOLIDATED RESULTS OF OPERATIONS

An analysis of the Company's consolidated operating results for the year ended December 31, 2022 compared with 2021 is provided below.

The Company's operating results are primarily driven by the performance of its existing loan portfolio and the revenues generated by its fee-based businesses and the costs to provide such services. The performance of the Company's portfolio is driven by net interest income (which includes financing costs) and losses related to credit quality of the assets, along with the cost to administer and service the assets and related debt.

The Company operates as distinct reportable operating segments as described above. For a reconciliation of the reportable segment operating results to the consolidated results of operations, see note 17 of the notes to consolidated financial statements included in this report. Since the Company monitors and assesses its operations and results based on these segments, the discussion following the consolidated results of operations is presented on a reportable segment basis.

	Year ended December 31,		
	2022	2021	Additional information
Loan interest	$ 651,205	482,337	Increase was due to an increase in the gross yield earned on loans, partially offset by a decrease in the average balance of loans and in gross fixed rate floor income.
Investment interest	91,601	41,498	Includes income from unrestricted interest-earning deposits and investments and funds in asset-backed securitizations. Increase was due to an increase in interest earning investments and an increase in interest rates in 2022 compared with 2021.
Total interest income	742,806	523,835	
Interest expense	430,137	176,233	Increase was due to an increase in cost of funds, partially offset by a decrease in the average balance of debt outstanding. In addition, during the first quarter of 2021, the Company reduced interest expense by $23.8 million as a result of reversing a historical accrued interest liability on certain bonds, which liability the Company determined is no longer probable of being required to be paid. The liability was initially recorded when certain asset-backed securitizations were acquired in 2011 and 2013.
Net interest income	312,669	347,602	
Less provision (negative provision) for loan losses	46,441	(12,426)	Represents the current period provision (negative provision) to reflect the lifetime expected credit losses related to the Company's loan portfolio. See note 4 of the notes to consolidated financial statements in this report for the activity in the Company's allowance for loan losses.
Net interest income after provision for loan losses	266,228	360,028	
Other income (expense):			
LSS revenue	535,459	486,363	See LSS operating segment - results of operations.
ETS&PP revenue	408,543	338,234	See ETS&PP operating segment - results of operations.
Solar construction revenue	24,543	—	On July 1, 2022, the Company acquired 80% of the ownership interests of GRNE Solar. GRNE Solar designs and installs residential, commercial, and utility-scale solar systems. The acquisition diversifies the Company's position in the renewable energy space to include solar construction.
Other, net	25,486	78,681	See table below for components of "other."
Gain on sale of loans, net	2,903	18,715	The Company sold $167.0 million (par value) and $101.1 million (par value) of consumer and other loans to unrelated third parties in 2022 and 2021, respectively, and recognized net gains from such sales.
Impairment expense and provision for beneficial interests, net	(15,523)	(16,360)	The Company continues to evaluate the use of office space as a large number of employees continue to work from home due to COVID-19. As a result of this evaluation, the Company recorded a non-cash impairment charge on certain building and lease assets of $2.8 million and $14.2 million in 2022 and 2021, respectively. In addition, the Company recognized non-cash impairment charges on certain venture capital investments of $6.6 million and $4.6 million during 2022 and 2021, respectively. The Company also recognized non-cash impairment charges of $6.2 million in 2022 related to internally developed and purchased software.
Derivative settlements, net	32,943	(21,367)	The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Derivative settlements for each applicable period should be evaluated with the Company's net interest income. See AGM operating segment - results of operations.
Derivative market value adjustments, net	231,691	92,813	Includes the realized and unrealized gains and losses that are caused by changes in fair values of derivatives which do not qualify for "hedge treatment" under GAAP. The majority of the derivative market value adjustments were related to the changes in fair value of the Company's floor income interest rate swaps. Such changes reflect that a decrease in the forward yield curve during a reporting period results in a decrease in the fair value of the Company's floor income interest rate swaps, and an increase in the forward yield curve during a reporting period results in an increase in the fair value of such swaps.
Total other income (expense)	1,246,045	977,079	

Cost of services:			
Cost to provide education technology, services, and payment processing services	148,403	108,660	Represents direct costs to provide payment processing and instructional services in the ETS&PP operating segment. Increase in 2022 compared with 2021 was primarily due to additional instructional services costs. See ETS&PP operating segment - results of operations.
Cost to provide solar construction services	19,971	—	As noted above, the Company acquired GRNE Solar on July 1, 2022. These amounts represent direct costs related to GRNE providing solar construction services.
Total cost of services	168,374	108,660	
Operating expenses:			
Salaries and benefits	589,579	507,132	Increase was due to an increase in headcount in the (i) LSS operating segment as the Company has been required to prepare for the resumption of federal student loan payments upon the expiration of the CARES Act borrower relief provisions, which have been extended several times throughout 2022; and (ii) ETS&PP operating segment to support the growth of its customer base and the investment in the development of new technologies.
Depreciation and amortization	74,077	73,741	Includes depreciation of property and equipment and the amortization of intangibles from prior business acquisitions.
Other expenses	170,778	145,469	Other expense includes expenses necessary for operations, such as postage and distribution, consulting and professional fees, occupancy, communications, and certain information technology-related costs. Increase was due to (i) an increase in expenses in the LSS operating segment due to growth of borrowers under the government servicing contracts; and (ii) an increase in expenses in the ETS&PP operating segment due to higher costs for consulting, professional fees, and technology services resulting from investments in new technologies, and an increase in costs for travel and in-person hosted conferences that subsided in 2021 due to the COVID-19 pandemic.
Total operating expenses	834,434	726,342	
Income before income taxes	509,465	502,105	
Income tax expense	113,224	115,822	The effective tax rate was 21.75% and 22.75% for 2022 and 2021, respectively. The Company expects its future effective tax rate will range between 22% and 24%.
Net income	396,241	386,283	
Net loss attributable to noncontrolling interests	11,106	7,003	Amounts for noncontrolling interests reflect the net income/loss attributable to the holders of noncontrolling membership interests in WRCM, NextGen, multiple solar entities including, GRNE Solar, and multiple entities investing in federal opportunity zone programs.
Net income attributable to Nelnet, Inc.	$ 407,347	393,286	
Additional information:			
Net income attributable to Nelnet, Inc.	$ 407,347	393,286	See "Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments" above for additional information about non-GAAP net income, excluding derivative market value adjustments.
Derivative market value adjustments, net	(231,691)	(92,813)	
Tax effect	55,606	22,275	
Non-GAAP net income attributable to Nelnet, Inc., excluding derivative market value adjustments	$ 231,262	$ 322,748	

The following table summarizes the components of "other, net" in "other income (expense)."

	Year ended December 31,		
	2022	2021	Additional information
Income/gains from investments, net	$ 51,552	91,593	See Corporate - results of operations and note (a) below for additional information.
Borrower late fee income	10,809	3,444	See AGM operating segment - results of operations.
ALLO preferred return	8,584	8,427	See Corporate - results of operations.
Administration/sponsor fee income	7,898	3,656	See AGM operating segment - results of operations.
Investment advisory services	6,026	7,773	See Corporate - results of operations.
Management fee revenue	2,543	3,307	See LSS operating segment - results of operations.
Loss from ALLO voting membership interest investment	(67,966)	(42,148)	See Corporate - results of operations.
Loss from solar investments	(9,479)	(10,132)	See Corporate - results of operations.
Other	15,519	12,761	
Other, net	$ 25,486	78,681	

(a) During 2022, the Company recognized net investment income and gains of $51.6 million, including $24.2 million from venture capital investments ($22.3 million recognized in Corporate), $26.6 million related to real estate investments, and $0.8 million related to investments in asset-backed securities (bonds) and marketable equity securities (a loss of $1.3 million recognized in Corporate).

Included in the 2022 venture capital gains, the Company recognized a $15.2 million gain during the second quarter of 2022 as a result of the revaluation of its previously held 50% ownership interests in NextGen. See note 8 of the notes to the consolidated financial statements included in this report for additional information.

During 2021, the Company recognized net investment income and gains of $91.6 million, including $32.9 million from the Company's joint venture to acquire a private education student loan portfolio previously owned by Wells Fargo (included in the AGM operating segment), $28.8 million from venture capital investments, $22.3 million related to real estate investments, and $7.6 million related to investments in asset-backed securities (bonds) and marketable equity securities ($6.6 million recognized in Corporate).

As the Company expects its investment portfolio will continue to grow, the Company also anticipates fluctuations in future periodic earnings resulting from investment valuation adjustments from time to time.

LOAN SERVICING AND SYSTEMS OPERATING SEGMENT – RESULTS OF OPERATIONS

Loan Servicing Volumes

		As of							
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Servicing volume (dollars in millions):									
Government	$ 443,248	453,681	452,450	461,054	478,402	507,653	542,398	545,546	545,373
FFELP	30,763	30,084	29,361	28,244	26,916	25,646	24,224	22,412	20,226
Private and consumer	16,226	21,397	24,758	24,229	23,702	23,433	22,838	22,461	21,866
Total	$ 490,237	505,162	506,569	513,527	529,020	556,732	589,460	590,419	587,465
Number of servicing borrowers:									
Government	13,251,930	13,301,364	13,253,051	13,570,056	14,196,520	14,727,860	15,426,607	15,657,942	15,777,328
FFELP	1,300,677	1,233,461	1,198,863	1,150,214	1,092,066	1,034,913	977,785	910,188	829,939
Private and consumer	636,136	882,477	1,039,537	1,097,252	1,065,439	1,030,863	998,454	979,816	951,866
Total	15,188,743	15,417,302	15,491,451	15,817,522	16,354,025	16,793,636	17,402,846	17,547,946	17,559,133
Number of remote hosted borrowers:	6,555,841	4,307,342	4,338,570	4,548,541	4,799,368	5,487,943	5,738,381	6,025,377	6,135,760

Government Loan Servicing

The Company's student loan servicing contracts with the Department are scheduled to expire on December 14, 2023. In 2017, the Department initiated a contract procurement process referred to as the Next Generation Financial Services Environment for a new framework for the servicing of all student loans owned by the Department. The Consolidated Appropriations Act, 2021 contains provisions directing certain aspects of the process, including that any new federal student loan servicing environment is required to provide for the participation of multiple student loan servicers and the allocation of borrower accounts to eligible student loan servicers based on performance. In the second quarter of 2022, the Department released a solicitation entitled Unified Servicing and Data Solution (USDS) for the new servicing framework. The Company responded to the USDS solicitation. The Company cannot predict the timing, nature, or ultimate outcome of this or any other contract procurement process by the Department. If the Company's servicing contracts are not extended beyond the current expiration date, or the Company is not chosen as a subsequent servicer, loan servicing revenue would decrease significantly. If the terms and requirements under a potential new contract with the Department are less favorable than under our current contracts, loan servicing revenue and/or operating margins could be adversely impacted. In addition, if any current or future Department servicing contracts become subject to unfavorable modifications or interpretations by the Department, including adverse pricing changes, servicing revenue would be negatively impacted and could result in potential restructuring charges that may be necessary to re-align the Company's cost structure with the Company's servicing operations. For example, due to a lack of Federal government appropriations, the Department may modify its cost under existing contracts with its servicers, and such modifications could adversely impact the Company's servicing revenue and operating results.

Nelnet Servicing and Great Lakes are two of the current six private sector entities that have student loan servicing contracts with the Department. In July 2021, the Pennsylvania Higher Education Assistance Agency (PHEAA) announced its exit from the federal student loan servicing business. All applicable student loans serviced for the Department by PHEAA were transferred to successor servicers. At the time of this announcement, PHEAA serviced approximately 8.5 million borrowers under its contract. As of December 31, 2021 and 2022, approximately 603,000 and 1,910,000 PHEAA borrowers, respectively, have been transitioned to the Company's platform. In addition, over this same time period, PHEAA borrowers were transferred to other servicers that the Company provides its servicing system (remote hosted servicing customers). This has increased the number of remote hosted borrowers as reflected in the table above.

In addition, the New Hampshire Higher Education Association Foundation Network ("Granite State") exited the federal student loan servicing business in 2021. Granite State's servicing volume of approximately 1.3 million borrowers was transitioned to Edfinancial Services, LLC ("Edfinancial"), a current servicer for the Department, during the third and fourth quarters of 2021. Edfinancial utilizes Nelnet Servicing's platform to service their loans for the Department, as did Granite State prior to its exit. In the fourth quarter of 2022, Nelnet Servicing and Edfinancial reached an agreement on a decommission schedule transferring Edfinancial's direct loan servicing volume to another servicing platform. As of December 31, 2022, Edfinancial was servicing 4.5 million borrowers for the Department on the Company's platform.

In February 2023, the Department notified the Company of its intention to transfer up to one million borrowers of the Company's existing Department servicing borrowers to another servicer, and one of the Company's remote hosted servicing customers notified us the Department intends to move that customer's servicing borrowers to a different servicing platform. Neither transfer decision was based on the Company's performance.

The Company expects the three transfers discussed above to begin in the first quarter of 2023 and be completed prior to the end of the CARES Act forbearance period. As a result of the transfers, software services revenue for remote hosted customers and government servicing revenue will decrease in future periods as borrowers are transferred off of the Company's platform. In addition, once all remote hosted servicing transfers are complete, there will be no active Department remote hosted servicing customers using the Company's platform.

Department of Education Debt Relief

In August 2022, the Department announced a broad based student debt relief plan that would provide targeted student debt cancellation to borrowers with loans held by the Department, and that borrowers whose annual income for either 2020 or 2021 was under $125,000 (for single or married, filing separately) or under $250,000 (for married couples, filing jointly or heads of household) will be eligible for otherwise unconditional loan cancellation in amounts of up to $20,000 for eligible borrowers who received a Pell Grant, or of up to $10,000 for eligible borrowers who did not receive a Pell Grant. Decisions by the U.S. Courts of Appeals for the Eighth Circuit and Fifth Circuit in October 2022 and November 2022, respectively, in response to legal challenges that were initiated by other parties (not the Company) have blocked implementation of the Department's broad based student debt relief plan. These cases have been appealed to the U.S. Supreme Court. As of the filing of this report, the Supreme Court has not ruled on, and the Company cannot predict the timing, nature, or ultimate outcome of, this case.

The Company cannot estimate how many borrowers meet the eligibility requirements and other terms and conditions for one-time debt relief under the Department's announcement. If there was a broad $10,000 or $20,000 per borrower forgiveness on all government owned loans, the Company estimates it would decrease the number of borrowers serviced (based on the borrower loan information as of December 31, 2022) by approximately 4.3 million borrowers and 7.5 million borrowers, respectively. The actual impact to the number of borrowers serviced may be less than these amounts due to annual income ceilings for borrowers to qualify for forgiveness and the impact of whether a Pell Grant was received on the amount of forgiveness for a borrower.

Revenue earned under the current Department servicing contracts will decrease in future periods if the Department's student debt relief plan or other broad based loan forgiveness is implemented.

The CARES Act

Under the CARES Act, beginning in March 2020, federal student loan payments and interest accruals were suspended for all borrowers that had loans owned by the Department. As a result of the CARES Act, the Company receives less servicing revenue per borrower from the Department based on the borrower forbearance status than what was earned on such accounts prior to these provisions. On April 6, 2022, the Department extended the student loans payment pause under the CARES Act from May 1, 2022 to August 31, 2022, and on August 24, 2022, the Department extended such payment pause from August 31, 2022 to December 31, 2022. On November 22, 2022, the Department again extended such payment pause until 60 days following the date the Department is permitted to implement the debt relief program or the litigation initiated by other parties is resolved. If the debt relief program has not been implemented and the litigation has not been resolved by June 30, 2023, borrower forbearances will end 60 days after June 30, 2023, and payments will resume within 60 days after that (on or before October 28, 2023). Prior to the April 2022 extension (during the fourth quarter of 2021 and first quarter of 2022), the Company earned additional revenue from the Department based on incremental work, including outbound engagement, being performed by the Company to support the anticipated Department borrowers coming out of forbearance. Effective May 1, 2022, the Department increased the monthly per borrower CARES Act forbearance rate paid to its servicers to compensate them for supplemental outreach to certain borrowers and to support the transition of borrowers back to repayment. Once borrowers transition back to repayment, the Company anticipates revenue per borrower from the Department will increase from the current CARES Act levels.

Private Education Loan Servicing

In December 2020, Wells Fargo announced the sale of its approximately $10.0 billion portfolio of private education student loans representing approximately 445,000 borrowers. In conjunction with the sale, the Company was selected as servicer of the portfolio. During March 2021, approximately 261,000 borrowers were converted to the Company's servicing platform, with the vast majority of the remaining borrowers converted in the second quarter of 2021.

Summary and Comparison of Operating Results

	Year ended December 31,		Additional information
	2022	**2021**	
Net interest income	$ 2,678	43	Increase was due to higher interest rates in 2022 compared with 2021.
Loan servicing and systems revenue	535,459	486,363	See table below for additional information.
Intersegment servicing revenue	33,170	33,956	Represents revenue earned by the LSS operating segment from servicing loans for the AGM and Nelnet Bank operating segments. Decrease in 2022 compared with 2021 was due to the continued amortization of AGM's FFELP portfolio. FFELP intersegment servicing revenue will continue to decrease as AGM's FFELP portfolio pays off.
Other income	2,543	3,307	Represents revenue earned from providing administrative support and marketing services. The decrease in 2022 compared with 2021 was due to a contract for services provided to Great Lakes' former parent company that expired in January 2021.
Impairment expense	(5,511)	(13,243)	The Company continues to evaluate the use of office space as a large number of employees continue to work from home due to COVID-19. As a result of this evaluation, the Company recorded a non-cash impairment charge of $1.8 million and $13.2 million in 2022 and 2021, respectively, to certain building and lease assets. In addition, during the fourth quarter of 2022, the Company recorded a $3.7 million non-cash impairment charge to internally developed software.
Total other income (expense)	565,661	510,383	
Salaries and benefits	344,809	297,406	Increase in 2022 compared with 2021 was due to the Company hiring contact center operations and support associates as the Company prepared for expiration of federal student loan payment pause and other activities under the CARES Act. See "Government Loan Servicing - The CARES Act" above for additional details.
Depreciation and amortization	24,255	25,649	Includes amortization of intangible assets from the Great Lakes acquisition in February 2018 and depreciation on property and equipment. The majority of the Great Lakes intangible assets became fully amortized as of June 30, 2021 and all remaining assets were fully amortized by December 2022. Amortization of intangible assets for 2022 and 2021 was $4.5 million and $12.3 million, respectively. Excluding amortization of intangible assets, the increase in 2022 compared with 2021 was due to scaling of the Company's servicing platform for the PHEAA loan volume transferred to its platform.
Other expenses	59,674	52,720	Increase in 2022 compared with 2021 was due to additional costs associated with the growth of borrowers under the government servicing contracts.
Intersegment expenses	75,145	72,206	Intersegment expenses represent costs for certain corporate activities and services that are allocated to each operating segment based on estimated use of such activities and services. Increase in 2022 compared with 2021 was due to the Company hiring contact center operations and support associates in preparation for the provisions of the CARES Act to expire.
Total operating expenses	503,883	447,981	
Income before income taxes	64,456	62,445	
Income tax expense	(15,470)	(14,987)	Reflects income tax expense at an effective tax rate of 24%.
Net income	$ 48,986	47,458	
GAAP before tax operating margin	11.3 %	11.9 %	Before tax operating margin, excluding impairment and amortization expense, is a non-GAAP measure of before tax operating profitability as a percentage of revenue, and for the LSS segment is calculated as income before income taxes (excluding impairment and amortization expense) divided by the total of loan servicing and systems revenue, intersegment servicing revenue, and other income revenue. The Company uses this metric to monitor and assess the segment's performance, manage operating costs, identify and evaluate business trends affecting the segment, and make strategic decisions, and believes that it provides additional information to facilitate an understanding of the operating performance of the segment and provides a meaningful comparison of the results of operations between periods.
Impairment expense	0.9	2.5	
Amortization expense	0.8	2.4	Before tax operating margin, excluding impairment and amortization expense, decreased in 2022 compared with 2021 due to increased operating expenses, primarily salaries and benefits, as the Company prepared for a January 31, 2022 expiration of the federal student loan payment pause under the CARES Act, which has been extended multiple times throughout 2022.
Non-GAAP before tax operating margin, excluding impairment and amortization expense	13.0 %	16.8 %	

Loan servicing and systems revenue

	Year ended December 31,		
	2022	**2021**	**Additional information**
Government loan servicing	$ 423,066	360,793	Represents revenue from the Company's Department servicing contracts. Increase in 2022 compared with 2021 was due to (i) an increase in the number of borrowers serviced, including PHEAA borrowers transferred to the Company's servicing platform; (ii) a per borrower rate increase on each September 1, 2021 (1.8%) and September 1, 2022 (5.0%) to reflect the increase in the cost of labor (Employment Cost Index) per the provisions of the contracts; (iii) a CARES Act forbearance rate increase effective May 1, 2022; (vi) the recognition of $16.2 million of revenue in 2022 related to an increase in call center hours of operations, staff retention incentive from the Department, and additional change requests; and (v) the recognition of $9.9 million of revenue in 2022 for activities supporting preparedness for the Department's debt relief program. Included in revenue for 2022 and 2021 was $13.6 million and $9.1 million, respectively, of revenue related to the discharge of borrowers under the Total and Permanent Disability (TPD) discharge program (the Company earns revenue per each borrower that satisfies the requirements for their loan to be discharged under the TPD discharge program), and $7.7 million and $25.0 million of revenue, respectively, for incremental work related primarily to CARES Act forbearance exit outreach activities to borrowers.
Private education and consumer loan servicing	49,210	47,302	Increase in 2022 compared with 2021 was due to (i) the addition of the former Wells Fargo private education loan borrowers converted to the Company's servicing platform during March and the second quarter of 2021; and (ii) revenue earned on new backup servicing agreements. Excluding revenue earned on the former Wells Fargo portfolio and new backup servicing agreements, revenue for 2022 decreased compared with 2021. The decrease in revenue was due to a decrease in servicing volume and client requested enhanced delinquency services.
FFELP loan servicing	16,016	18,281	Decrease in 2022 compared with 2021 was due to a decrease in the number of borrowers serviced. Over time, FFELP servicing revenue will continue to decrease as third-party customers' FFELP portfolios pay off. Since late 2021, the Company has experienced accelerated run-off of its FFELP servicing portfolio due to FFELP borrowers consolidating their loans into Federal Direct Loan Program loans as a result of the continued extension of borrower relief under the CARES Act and initiatives offered by the Department for FFELP borrowers to consolidate their loans to qualify for loan forgiveness under the Public Service Loan Forgiveness and other programs.
Software services	33,409	34,600	Decrease in 2022 compared with 2021 was due to (i) the Company earned deconversion fees in the fourth quarter of 2021 from Granite State, a remote hosted servicing customer, when they exited the federal student loan servicing business and transferred their loan volume to a third party; and (ii) many of the services provided under the Company's remote hosted servicing and system support contract with Great Lakes' former parent, representing 2.3 million borrowers, expiring on January 31, 2021. These decreases were offset by an increase in the number of remote hosted servicing borrowers primarily from the transfer of PHEAA borrowers to these servicing customers throughout 2021 and 2022. Software services revenue from Department remote hosted servicing customers will be adversely impacted in future periods. See "Government Loan Servicing" above for additional information.
Outsourced services	13,758	25,387	The majority of this revenue relates to providing contact center and back office operational outsourcing services. In 2021, these services included assisting state agencies with COVID-19 specific activities. Revenue from providing COVID-19 related services to state agencies in 2021 was $17.3 million. Excluding COVID-19 specific activities, outsourced services revenue has increased in 2022 compared with 2021 due to additional outsourced opportunities, including assisting existing Department servicers as they wind down their operations.
Loan servicing and systems revenue	$ 535,459	486,363	

EDUCATION TECHNOLOGY, SERVICES, AND PAYMENT PROCESSING OPERATING SEGMENT – RESULTS OF OPERATIONS

This segment of the Company's business is subject to seasonal fluctuations which correspond, or are related to, the traditional school year. Tuition management revenue is recognized over the course of the academic term, but the peak operational activities take place in summer and early fall. Higher amounts of revenue are typically recognized during the first quarter due to fees related to grant and aid applications as well as online applications and enrollment services. The Company's operating expenses do not follow the seasonality of the revenues. This is primarily due to generally fixed year-round personnel costs and seasonal marketing costs. Based on the timing of revenue recognition and when expenses are incurred, revenue and pre-tax operating margin are higher in the first quarter as compared to the remainder of the year.

Summary and Comparison of Operating Results

	Year ended December 31,		Additional information
	2022	**2021**	
Net interest income	$ 9,377	1,075	Represents interest income on tuition funds held in custody for schools. Increase was due to a higher interest rates in 2022 compared with 2021.
Education technology, services, and payment processing revenue	408,543	338,234	See table below for additional information.
Intersegment revenue	81	12	
Impairment expense	(2,239)	—	During the fourth quarter of 2022, the Company recognized a non-cash impairment charge related to previously acquired computer software.
Total other income (expense)	406,385	338,246	
Cost of services	148,403	108,660	See table below for additional information.
Salaries and benefits	133,428	112,046	Increase in 2022 compared with 2021 was due to an increase in headcount to support the growth of the customer base, and the investment in the development of new technologies.
Depreciation and amortization	10,184	11,404	Represents primarily amortization of intangible assets from prior business acquisitions. Amortization of intangible assets related to business acquisitions was $9.1 million and $10.7 million for 2022 and 2021, respectively.
Other expenses	30,104	19,318	Increase was due to higher costs for consulting, professional fees, and technology services resulting from investments in new technologies. Increase was also due to an increase in costs for travel and in-person hosted conferences that subsided in 2021 due to the COVID pandemic.
Intersegment expenses, net	19,538	15,180	Intersegment expenses represent costs for certain corporate activities and services that are allocated to each operating segment based on estimated use of such activities and services. Increase in 2022 compared with 2021 was due to an increase in costs to support the growth of the customer base, and the investment in the development of new technologies.
Total operating expenses	193,254	157,948	
Income before income taxes	74,105	72,713	
Income tax expense	(17,785)	(17,451)	Represents income tax expense at an effective tax rate of 24%.
Net income	56,320	55,262	
Net income attributable to noncontrolling interests	(3)	—	Amounts for noncontrolling interests reflect the net income attributable to the holders of minority membership interests in NextGen, of which the Company became the controlling owner on April 30, 2022. See note 8 of the notes to consolidated financial statements included in this report for additional information.
Net income	$ 56,317	55,262	

Education technology, services, and payment processing revenue

The following table provides disaggregated revenue by service offering and before tax operating margin for each reporting period.

| | Year ended December 31, | | |
	2022	2021	Additional information
Tuition payment plan services	$ 110,802	103,970	Revenue increased for 2022 compared with 2021 primarily due to a higher number of payment plans in the K-12 market. Revenue for tuition payment plan services for higher education institutions in 2022 was consistent with 2021 amounts.
Payment processing	148,212	127,080	Payment volumes in 2022 increased compared with 2021 for both the K-12 and higher education markets due to new customers and an increase in volume from existing customers.
Education technology and services	146,679	105,975	Increase in 2022 compared with 2021 was due to an increase in revenues from the Company's school information system software, enrollment and communication services, the NextGen acquisition completed in April 2022, and FACTS Education Solutions instructional and professional development services. FACTS Education Solutions instructional services revenue was the largest component of this increase, driven by the Emergency Assistance to Non-Public Schools (EANS) program which provides funds to non-public schools through September 2024 to address the impact COVID-19 has had or continues to have on school students and teachers.
Other	2,850	1,209	
Education technology, services, and payment processing revenue	408,543	338,234	
Cost of services	148,403	108,660	Costs relate to payment processing revenue and such costs decrease/increase in relationship to payment volumes. Costs to provide instructional services are also a component of this expense and were the primary driver of the increase in 2022 compared with 2021 due to the increase in instructional services resulting from the EANS program as noted above.
Net revenue	$ 260,140	229,574	
			Before tax operating margin, excluding net interest income, is a non-GAAP measure of before tax operating profitability as a percentage of revenue, and for the ETS&PP segment is calculated as income before income taxes less interest income divided by net revenue. The Company uses this metric to monitor and assess the segment's performance, manage operating costs, identify and evaluate business trends affecting the segment, and make strategic decisions, and believes that it facilitates an understanding of the operating performance of the segment and provides a meaningful comparison of the results of operations between periods.
GAAP before tax operating margin	28.5 %	31.7 %	Before tax operating margin, excluding net interest income, decreased in 2022 compared with 2021 due to investments in (i) the development of new services and technologies; and (ii) superior customer experiences to align with the Company's strategies to grow, retain, and diversify revenues. The Company anticipates before tax operating margin, excluding net interest income, will be impacted over the next several years as it continues to invest in these areas.
Net interest income	(3.6)	(0.5)	
Non-GAAP before tax operating margin, excluding net interest income	24.9 %	31.2 %	

ASSET GENERATION AND MANAGEMENT OPERATING SEGMENT – RESULTS OF OPERATIONS

Loan Portfolio

As of December 31, 2022, the AGM operating segment had a $14.2 billion loan portfolio, consisting primarily of federally insured loans. For a summary of the Company's loan portfolio as of December 31, 2022 and 2021, see note 4 of the notes to consolidated financial statements included in this report.

Loan Activity

The following table sets forth the activity of loans in the AGM operating segment:

	Year ended December 31,	
	2022	**2021**
Beginning balance	$ 17,441,790	19,559,108
Loan acquisitions:		
Federally insured student loans	721,853	904,088
Private education loans	8,244	89,308
Consumer and other loans	516,215	81,923
Total loan acquisitions	1,246,312	1,075,319
Repayments, claims, capitalized interest, participations, and other, net	(1,694,742)	(2,126,708)
Loans lost to external parties	(2,656,639)	(964,822)
Loans sold	(166,950)	(101,107)
Ending balance	$ 14,169,771	17,441,790

The Company has also purchased partial ownership in certain federally insured student, private education, and consumer and other loan securitizations that are accounted for as held-to-maturity beneficial interest investments and included in "investments and notes receivable" in the Company's consolidated financial statements. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2022, the Company's ownership correlates to approximately $390 million, $620 million, and $310 million of federally insured student, private education, and consumer and other loans, respectively, included in these securitizations. The loans held in these securitizations are not included in the above table.

Since late 2021, the Company has experienced accelerated run-off of its FFELP portfolio due to FFELP borrowers consolidating their loans into Federal Direct Loan Program loans as a result of the continued extension of the CARES Act payment pause on Department held loans and the initiatives offered by the Department for FFELP borrowers to consolidate their loans to qualify for loan forgiveness under the Public Service Loan Forgiveness and other programs.

Allowance for Loan Losses, Loan Delinquencies, and Loan Charge-offs

For a summary of the allowance as a percentage of the ending balance and loan status and delinquency amounts for each of AGM's loan portfolios as of December 31, 2022 and 2021; and the activity in AGM's allowance for loan losses and net charge-offs as a percentage of average loans for 2022 and 2021, see note 4 of the notes to consolidated financial statements included in this report.

Loan Spread Analysis

The following table analyzes the loan spread on AGM's portfolio of loans, which represents the spread between the yield earned on loan assets and the costs of the liabilities and derivative instruments used to fund the assets. The spread amounts included in the following table are calculated by using the notional dollar values found in the table under the caption "Net interest income after provision for loan losses, net of settlements on derivatives" below, divided by the average balance of loans or debt outstanding.

	Year ended December 31,	
	2022	**2021**
Variable loan yield, gross	4.39 %	2.64 %
Consolidation rebate fees	(0.84)	(0.85)
Discount accretion, net of premium and deferred origination costs amortization (a)	0.04	0.02
Variable loan yield, net	3.59	1.81
Loan cost of funds - interest expense (b) (c)	(2.58)	(1.04)
Loan cost of funds - derivative settlements (d) (e)	(0.00)	(0.01)
Variable loan spread	1.01	0.76
Fixed rate floor income, gross	0.36	0.76
Fixed rate floor income - derivative settlements (d) (f)	0.21	(0.11)
Fixed rate floor income, net of settlements on derivatives	0.57	0.65
Core loan spread	1.58 %	1.41 %
Average balance of AGM's loans	$ 15,969,435	18,900,038
Average balance of AGM's debt outstanding	15,513,824	18,610,144

(a)   During each of the fourth quarters of 2022 and 2021, the Company changed its estimate of the constant prepayment rate used to amortize/accrete federally insured loan premium/discounts for its loans which resulted in a $8.4 million increase and a $6.2 million decrease, respectively, to interest income. The impact of these adjustments was excluded from the table above.

(b)   In the first quarter of 2021, the Company reversed a historical accrued interest liability of $23.8 million on certain bonds, which liability the Company determined is no longer probable of being required to be paid. The liability was initially recorded when certain asset-backed securitizations were acquired in 2011 and 2013. The reduction of this liability is reflected in (a reduction of) "interest expense on bonds and notes payable and bank deposits" in the consolidated statements of income and the impact of this reduction to interest expense was excluded from the table above.

(c)   In the third quarter of 2021, the Company redeemed certain asset-backed debt securities prior to their legal maturity, resulting in the recognition of $1.5 million in interest expense from the write-off of all remaining debt issuance costs related to the initial issuance of such bonds. This expense was excluded from the table above.

(d)   Derivative settlements represent the cash paid or received during the current period to settle with derivative instrument counterparties the economic effect of the Company's derivative instruments based on their contractual terms. Derivative accounting requires that net settlements with respect to derivatives that do not qualify for "hedge treatment" under GAAP be recorded in a separate income statement line item below net interest income. The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. As such, management believes derivative settlements for each applicable period should be evaluated with the Company's net interest income (loan spread) as presented in this table. The Company reports this non-GAAP information because the Company believes that it provides additional information regarding operational and performance indicators that are closely assessed by management. There is no comprehensive, authoritative guidance for the presentation of such non-GAAP information, which is only meant to supplement GAAP results by providing additional information that management utilizes to assess performance. See note 6 of the notes to consolidated financial statements included in this report for additional information on the Company's derivative instruments, including the net settlement activity recognized by the Company for each type of derivative for the 2022 and 2021 periods presented in the table under the caption "Consolidated Financial Statement Impact Related to Derivatives - Statements of Income" in note 6 and in this table.

A reconciliation of core loan spread, which includes the impact of derivative settlements on loan spread, to loan spread without derivative settlements follows.

	Year ended December 31,	
	2022	**2021**
Core loan spread	1.58 %	1.41 %
Derivative settlements (1:3 basis swaps)	0.00	0.01
Derivative settlements (fixed rate floor income)	(0.21)	0.11
Loan spread	1.37 %	1.53 %

(e)   Derivative settlements consist of net settlements paid related to the Company's 1:3 basis swaps.

(f)   Derivative settlements consist of net settlements received (paid) related to the Company's floor income interest rate swaps.

A trend analysis of AGM's core and variable loan spreads by calendar year quarter is summarized below.



The interest earned on a large portion of AGM's FFELP student loan assets is indexed to the one-month LIBOR rate. AGM funds a portion of its assets with three-month LIBOR indexed floating rate securities. The relationship between the indices in which AGM earns interest on its loans and funds such loans has a significant impact on loan spread. The table above (the right axis) shows the difference between AGM's liability base rate and the one-month LIBOR rate by quarter.

Variable loan spread increased during 2022 compared with 2021 due to a significant increase in short-term interest rates throughout 2022. In an increasing interest rate environment, student loan spread increases due to the timing of interest rate resets on the Company's assets occurring daily in contrast to the timing of the interest resets on the Company's debt that occurs either monthly or quarterly.

See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk - AGM Operating Segment," which provides additional detail on AGM's FFELP student loan assets and related funding for those assets.

The difference between variable loan spread and core loan spread is fixed rate floor income earned on a portion of AGM's federally insured student loan portfolio. A summary of fixed rate floor income and its contribution to core loan spread follows:

	Year ended December 31,	
	2022	**2021**
Fixed rate floor income, gross	$ 57,380	142,606
Derivative settlements (a)	33,149	(19,729)
Fixed rate floor income, net	$ 90,529	122,877
Fixed rate floor income contribution to spread, net	0.57 %	0.65 %

(a)   Derivative settlements consist of net settlements received (paid) related to the Company's derivatives used to hedge student loans earning fixed rate floor income.

Gross fixed rate floor income decreased in 2022 compared with 2021 due to higher interest rates in 2022 compared with 2021. Subsequent to December 31, 2022 (on February 2, 2023), the Federal Reserve again increased interest rates, and it is currently anticipated that interest rates may continue to rise as a result of inflationary pressures in the U.S. economy. Increases in interest rates will reduce the amount of gross fixed rate floor income the Company is currently receiving.

The Company has a portfolio of derivative instruments in which the Company pays a fixed rate and receives a floating rate to economically hedge loans earning fixed rate floor income. The increase in net derivative settlements received on the floor income interest rate swaps in 2022 compared with net derivative settlements paid in 2021 was due to an increase in interest rates, partially offset by a decrease in the notional amount of derivatives outstanding.

See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk - AGM Operating Segment," which provides additional detail on AGM's portfolio earning fixed rate floor income and the derivatives used by the Company to hedge these loans.

Interest Rate Risk - Replacement of LIBOR as a Benchmark Rate

As of December 31, 2022, the interest earned on a principal amount of $12.7 billion of AGM's FFELP student loan asset portfolio was indexed to one-month LIBOR, and the interest paid on a principal amount of $11.9 billion of AGM's FFELP student loan asset-backed debt securities was indexed to one-month or three-month LIBOR. In addition, the majority of the Company's derivative financial instrument transactions used to manage LIBOR interest rate risks are indexed to LIBOR. The market transition away from the LIBOR framework could result in significant changes to the interest rate characteristics of the Company's LIBOR-indexed assets and funding for those assets, as well as the Company's LIBOR-indexed derivative instruments. See Item 1A, "Risk Factors - Loan Portfolio - Interest rate risk - replacement of LIBOR as a benchmark rate" for additional information.

Summary and Comparison of Operating Results

	Year ended December 31,		Additional information
	2022	**2021**	
Net interest income after provision for loan losses	$ 220,056	347,203	See table below for additional analysis.
Other income, net	21,170	34,306	Other income includes primarily borrower late fees, income from providing administration activities for third parties, and income from AGM's investment in a joint venture. Borrower late fees for 2022 and 2021 were $10.8 million and $3.4 million, respectively. The Company suspended borrower late fees in March 2020 to provide borrowers relief as a result of the COVID-19 pandemic. The Company began to recognize borrower late fees again in May 2021 (for private education loans) and October 2021 (for federally insured student loans). The Company recognized revenue of $7.9 million and $3.7 million in 2022 and 2021, respectively, as administrator and sponsor for the securitizations completed during 2021 by the joint venture to purchase and securitize private education loans sold by Wells Fargo. The Company also recognized income of $1.2 million and $32.9 million in 2022 and 2021, respectively, related to its investment in the joint venture. For 2021, other income was partially offset by a $6.8 million loss recognized by the Company as a result of purchasing back its own debt.
Gain on sale of loans, net	2,903	18,715	The Company sold $167.0 million (par value) and $101.1 million (par value) of loans to unrelated third parties in 2022 and 2021, respectively, and recognized net gains from such sales.
Provision for beneficial interests	—	2,436	In the first quarter of 2021, due to improved economic conditions, the Company recorded a negative provision of $2.4 million related to its remaining allowance on a consumer loan securitization beneficial interest investment. Such allowance was initially recorded in March 2020 as a result of the COVID-19 pandemic.
Derivative settlements, net	32,943	(21,367)	The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Derivative settlements for each applicable period should be evaluated with the Company's net interest income as reflected in the table below.
Derivative market value adjustments, net	231,691	92,813	Includes the realized and unrealized gains and losses that are caused by changes in fair values of derivatives which do not qualify for "hedge treatment" under GAAP. The majority of the derivative market value adjustments during 2022 and 2021 related to the changes in fair value of the Company's floor income interest rate swaps. Such changes reflect that a decrease in the forward yield curve during a reporting period results in a decrease in the fair value of the Company's floor income interest rate swaps, and an increase in the forward yield curve during a reporting period results in an increase in the fair value of such swaps.
Total other income (expense)	288,707	126,903	
Salaries and benefits	2,524	2,135	
Other expenses	16,835	13,487	The primary component of other expenses is servicing fees paid to third parties. The increase in 2022 compared with 2021 was due to increased costs resulting from ending COVID-19 borrower relief policies which increased servicing activities in 2022 compared with 2021. This increase was partially offset by a decrease in AGM's loan portfolio. Other expenses also includes certain professional and legal fees. Professional fees increased in 2022 compared with 2021 due to incurring additional costs as the Company actively expands into new asset loan classes.
Intersegment expenses	34,679	34,868	Amounts include fees paid to the LSS operating segment for the servicing of AGM's loan portfolio. These amounts exceed the actual cost of servicing the loans. Intersegment expenses also includes costs for certain corporate activities and services that are allocated to each operating segment based on estimated use of such activities and services.
Total operating expenses	54,038	50,490	Total operating expenses were 34 basis points and 27 basis points of the average balance of loans in 2022 and 2021, respectively. The increase in operating expenses as a percent of the average balance of loans in 2022 compared with 2021 was due to an increase in certain professional costs as discussed above.
Income before income taxes	454,725	423,616	
Income tax expense	(109,134)	(101,668)	Represents income tax expense at an effective tax rate of 24%.
Net income	$ 345,591	321,948	
Additional information:			
Net income	$ 345,591	321,948	See "Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments" above for additional information about non-GAAP net income, excluding derivative market value adjustments.
Derivative market value adjustments, net	(231,691)	(92,813)	
Tax effect	55,606	22,275	
Non-GAAP net income, excluding derivative market value adjustments	$ 169,506	251,410	

Net interest income after provision for loan losses, net of settlements on derivatives The following table summarizes the components of "net interest income after provision for loan losses" and "derivative settlements, net."

	Year ended December 31,		Additional information
	2022	**2021**	
Variable interest income, gross	$ 701,816	499,698	Increase in 2022 compared with 2021 was due to an increase in the gross yield earned on loans, partially offset by a decrease in the average balance of loans.
Consolidation rebate fees	(134,578)	(160,228)	Decrease in 2022 compared with 2021 was due to a decrease in the average consolidation loan balance.
Discount accretion, net of premium and deferred origination costs amortization	14,010	(3,347)	During each of the fourth quarters of 2022 and 2021, the Company changed its estimate of the constant prepayment rate used to amortize/accrete federally insured loan premium/discounts for its loans which resulted in a $8.4 million increase and a $6.2 million decrease, respectively, to interest income. Excluding these items, the Company recognized a net discount accretion of $5.6 million and $2.9 million in 2022 and 2021, respectively. Net discount accretion is due to the Company's purchases of loans at a net discount over the last several years.
Variable interest income, net	581,248	336,123	
Interest on bonds and notes payable	(399,806)	(171,320)	Increase in 2022 compared with 2021 was due to an increase in cost of funds, partially offset by a decrease in the average balance of debt outstanding. In addition, during the first quarter of 2021, the Company reduced interest expense by $23.8 million as a result of reversing a historical accrued interest liability on certain bonds.
Derivative settlements, net (a)	(206)	(1,638)	Derivative settlements include the net settlements paid related to the Company's 1:3 basis swaps.
Variable loan interest margin, net of settlements on derivatives (a)	181,236	163,165	
Fixed rate floor income, gross	57,380	142,606	Decrease was due to higher interest rates in 2022 compared with 2021. Subsequent to December 31, 2022 (on February 2, 2023), the Federal Reserve again increased interest rates, and it is currently anticipated that interest rates may continue to rise as a result of inflationary pressures in the U.S. economy; increases in interest rates will reduce the amount of fixed rate floor income the Company is currently receiving.
Derivative settlements, net (a)	33,149	(19,729)	Derivative settlements include the settlements received (paid) related to the Company's floor income interest rate swaps. The increase in net derivative settlements received by the Company during 2022, compared with net derivative settlements paid during 2021, was due to an increase in interest rates, partially offset by a decrease in the notional amount of derivatives outstanding.
Fixed rate floor income, net of settlements on derivatives	90,529	122,877	
Core loan interest income (a)	271,765	286,042	
Investment interest	37,929	28,172	Increase in 2022 compared with 2021 was due to an increase in the balance of restricted cash due to significant loan prepayments and interest earned on restricted cash due to higher rates in 2022 compared with 2021.
Intercompany interest	(12,094)	(1,598)	Increase was due to an increase in the weighted average intercompany debt outstanding and higher interest rates in 2022 compared with 2021.
(Provision) negative provision for loan losses - federally insured loans	(3,731)	7,343	The Company has recognized provision for loan losses in 2022 due to management's estimate of declining economic conditions, as well as establishing an initial allowance for loans acquired during the period.
(Provision) negative provision for loan losses - private education loans	(2,487)	1,333	
(Provision) negative provision for loan losses - consumer and other loans	(38,383)	4,544	For additional information on the provision activity, see note 4 of the notes to consolidated financial statements included in this report.
Net interest income after provision for loan losses (net of settlements on derivatives) (a)	$ 252,999	325,836	Decrease for 2022 compared with 2021 was due to (i) a decrease in the average balance of loans; (ii) an increase in provision for loan losses; and (iii) the reversal of a historical accrued interest liability on certain bonds in the first quarter of 2021. These items were partially offset by (i) an increase in core loan spread; (ii) an increase in investment interest income; and (iii) the impact of changes in the constant prepayment rates used to accrete/amortize loan premium/discounts in both 2022 and 2021.

(a)   Core loan interest income and net interest income after provision for loan losses (net of settlements on derivatives) are non-GAAP financial measures. For an explanation of GAAP accounting for derivative settlements and the reasons why the Company reports these non-GAAP measures (and the limitations thereof), see footnote (d) to the table immediately under the caption "Loan Spread Analysis" above. See note 6 of the notes to consolidated financial statements included in this report for additional information on the Company's derivative instruments, including the net settlement activity recognized by the Company for each type of derivative referred to in the "Additional information" column of this table, for the 2022 and 2021 periods presented in the table under the caption "Consolidated Financial Statement Impact Related to Derivatives - Statements of Income" in note 6 and in this table.

NELNET BANK OPERATING SEGMENT – RESULTS OF OPERATIONS

Loan Portfolio

As of December 31, 2022, Nelnet Bank had a $419.8 million loan portfolio, consisting of $353.9 million of private education loans and $65.9 million of FFELP loans.

For a summary of the allowance as a percentage of the ending balance and loan status, delinquency amounts, and other key credit quality indicators of each of Nelnet Bank's loan portfolios as of December 31, 2022 and 2021; and the activity in Nelnet Bank's allowance for loan losses and net charge-offs as a percentage of average loans for the years ended December 31, 2022 and 2021, see note 4 of the notes to consolidated financial statements included in this report.

The following table sets forth the activity in Nelnet Bank's loan portfolio:

| | Year ended December 31, | |
	2022	2021
Beginning balance	$ 257,901	17,543
Loan acquisitions and originations:		
Federally insured student loan acquisitions	—	99,973
Private education loan acquisitions	6,856	—
Private education loan originations	228,283	179,749
Total loan acquisitions and originations	235,139	279,722
Repayments	(69,022)	(36,181)
Sales to AGM	(4,223)	(3,183)
Ending balance	$ 419,795	257,901

Deposits

As of December 31, 2022, Nelnet Bank had $789.6 million of deposits. All of Nelnet Bank's deposits are interest-bearing deposits and consist of brokered certificates of deposit (CDs) and retail and other savings deposits and CDs. Retail and other saving deposits include deposits from Educational 529 College Savings and Health Savings plans and commercial and institutional CDs. Union Bank, a related party, is the program manager for the Educational 529 College Savings plans.

Nelnet Bank's deposits include $98.3 million from Nelnet, Inc. (the parent company) and its subsidiaries (intercompany), and thus eliminated for consolidated financial reporting purposes. The intercompany deposits include a pledged deposit of $40.0 million from Nelnet, Inc. as required under the Capital and Liquidity Maintenance Agreement with the FDIC, deposits required for intercompany transactions, operating and savings deposits, and NBS custodial deposits consisting of collected tuition payments which are subsequently remitted to the appropriate school.

Average Balance Sheet

The following table reflects the rates earned on interest-earning assets and paid on interest-bearing liabilities.

	Year ended December 31, (a)					
	2022			**2021**		
	Balance		**Rate**	**Balance**		**Rate**
Average assets						
Federally insured student loans	$	77,465	3.01 %	$	64,873	1.36 %
Private education loans		317,016	3.23		86,285	3.16
Cash and investments		383,250	3.50		220,735	1.86
Total interest-earning assets		777,731	3.34 %		371,893	2.08 %
Non-interest-earning assets		11,948			10,195	
Total assets	$	789,679		$	382,088	
Average liabilities and equity						
Brokered deposits	$	248,808	1.50 %	$	61,208	0.84 %
Intercompany deposits		121,566	1.90		81,064	0.25
Retail and other deposits		304,077	1.65		132,010	0.60
Total interest-bearing liabilities		674,451	1.64 %		274,282	0.55 %
Non-interest-bearing liabilities		4,964			4,705	
Equity		110,264			103,101	
Total liabilities and equity	$	789,679		$	382,088	

(a) Calculated using average daily balances.

Summary and Comparison of Operating Results

	Year ended December 31,		Additional information
	2022	**2021**	
Total interest income	$ 25,973	7,721	Represents interest earned on Nelnet Bank's FFELP and private education student loans, cash, and investments. Increase was due to an increase of these balances and interest rates in 2022 compared with 2021.
Interest expense	11,055	1,507	Represents interest expense on deposits. Increase was due to an increase of deposits and interest rates in 2022 compared with 2021.
Net interest income	14,918	6,214	
Provision for loan losses	1,840	794	Increase in provision for loan losses was due to an increase in private education loans originated in 2022 compared with 2021 as well as management's estimate of declining economic conditions. For additional information on the provision activity, see note 4 of the notes to consolidated financial statements included in this report.
Net interest income after provision for loan losses	13,078	5,420	
Other income	2,625	713	Represents primarily income and gains from investments.
Impairment expense	(214)	—	
Total other income (expense)	2,411	713	
Salaries and benefits	6,948	5,042	Represents salaries and benefits of Nelnet Bank associates and third-party contract labor. Increase was due to the overall growth of Nelnet Bank activities.
Depreciation	15	—	
Other expenses	3,925	1,776	Increase was due to the overall growth of Nelnet Bank activities.
Intersegment expenses	244	107	Represents primarily servicing costs paid to the LSS operating segment. Certain shared service and support costs incurred by the Company to support Nelnet Bank are not and will not be reflected as part of the Nelnet Bank operating segment through 2023 (when the bank's de novo period will end). The shared service and support costs incurred by the Company related to Nelnet Bank and not reflected in the bank's operating segment were $5.8 million and $3.4 million for 2022 and 2021, respectively.
Total operating expenses	11,132	6,925	
Income (loss) before income taxes	4,357	(792)	
Income tax (expense) benefit	(1,013)	175	Represents income tax (expense) benefit at an effective tax rate of 23.3% and 22.1% for the years ended December 31, 2022 and 2021, respectively.
Net income (loss)	$ 3,344	(617)	

CORPORATE AND OTHER ACTIVITIES – RESULTS OF OPERATIONS

Other business activities and operating segments that are not reportable are combined and included in Corporate and Other Activities ("Corporate.") The following table summarizes the operating results of these activities.

Income taxes are allocated based on 24% of income (loss) before taxes for each activity. The difference between the Corporate income tax expense and the sum of taxes calculated for each activity is included in income taxes in "other" in the table below.

Summary and Comparison of Operating Results

	Shared services (a)	WRCM (b)	Nelnet Renewable Energy (c) Tax equity investments / syndication / administration	GRNE Solar	ALLO investment (d)	Real estate investments (e)	Venture capital investments (f)	Interest income/ expense, net (g)	Other	Total
Year ended December 31, 2022										
Interest income	$ —	2	—	34	—	994	1,289	39,638	619	42,576
Interest expense	—	—	—	(154)	—	—	—	(22,590)	1,206	(21,538)
Net interest income	—	2	—	(120)	—	994	1,289	17,048	1,825	21,038
Solar construction revenue	—	—	—	24,543	—	—	—	—	—	24,543
Other, net	2,575	6,026	(9,088)	15	(58,781)	26,139	22,272	(1,320)	11,309	(853)
Impairment expense	(998)	—	—	—	—	—	(6,561)	—	—	(7,559)
Cost to provide solar construction services	—	—	—	(19,971)	—	—	—	—	—	(19,971)
Salaries and benefits	(90,259)	(221)	(1,386)	(1,526)	(972)	(415)	(741)	—	(6,350)	(101,870)
Depreciation and amortization	(37,852)	—	—	(1,489)	—	—	—	—	(282)	(39,623)
Other expenses	(43,768)	(347)	(589)	(802)	(5,483)	(140)	(103)	(5,063)	(3,945)	(60,240)
Intersegment expenses, net	97,764	(12)	(87)	(365)	—	(420)	—	(221)	(304)	96,355
Income (loss) before income taxes	(72,538)	5,448	(11,150)	285	(65,236)	26,158	16,156	10,444	2,253	(88,180)
Income tax (expense) benefit	17,409	(1,177)	(128)	(55)	15,657	(6,276)	(3,877)	(2,507)	11,132	30,178
Net (income) loss attributable to noncontrolling interests	—	(545)	11,682	(57)	—	(9)	—	—	38	11,109
Net income (loss)	$(55,129)	3,726	404	173	(49,579)	19,873	12,279	7,937	13,423	(46,893)
Year ended December 31, 2021										
Interest income	$ —	—	—	—	—	541	8	8,757	495	9,801
Interest expense	—	—	—	—	—	—	—	(3,837)	322	(3,515)
Net interest income	—	—	—	—	—	541	8	4,920	817	6,286
Solar construction revenue	—	—	—	—	—	—	—	—	—	—
Other, net	3,970	7,773	(10,311)	—	(33,722)	22,328	28,800	6,620	14,898	40,356
Impairment expense	(916)	—	—	—	—	—	(4,637)	—	—	(5,553)
Cost to provide solar construction services	—	—	—	—	—	—	—	—	—	—
Salaries and benefits	(83,401)	(227)	(1,030)	—	(502)	(332)	(872)	—	(4,138)	(90,502)
Depreciation and amortization	(36,297)	—	—	—	—	—	—	—	(385)	(36,682)
Other expenses	(45,011)	(328)	(100)	—	—	(44)	(70)	(1,437)	(11,183)	(58,173)
Intersegment expenses, net	88,685	(10)	(11)	—	—	(206)	(1)	(207)	143	88,393
Income (loss) before income taxes	(72,970)	7,208	(11,452)	—	(34,224)	22,287	23,228	9,896	152	(55,875)
Income tax (expense) benefit	17,513	(1,557)	893	—	8,214	(5,334)	(5,575)	(2,375)	6,330	18,109
Net (income) loss attributable to noncontrolling interests	—	(722)	7,730	—	—	(62)	—	—	57	7,003
Net income (loss)	$(55,457)	4,929	(2,829)	—	(26,010)	16,891	17,653	7,521	6,539	(30,763)

(a)   Includes corporate activities related to internal audit, human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services. Certain shared service costs incurred to support Nelnet Bank will not be allocated to Nelnet Bank until the end of the Bank's de novo period (November 2023). The amount allocated to operating segments is reflected as "intersegment expenses, net" in the table above. Also includes corporate costs and overhead functions not allocated to operating segments, including executive management, investments in innovation, and other holding company organizational costs.

(b)   The Company provides investment advisory services through Whitetail Rock Capital Management, LLC (WRCM), the Company's SEC-registered investment advisor subsidiary, under various arrangements. WRCM earns annual fees of 10 basis points to 25 basis points for asset-backed securities under management and a share of the gains from the sale of securities or securities being called prior to the full contractual maturity for which it provides advisory services. As of December 31, 2022, the outstanding balance of asset-backed securities under management subject to these arrangements was $2.8 billion, of which all of such securities were FFELP student loan asset-backed securities. In addition, WRCM earns annual management fees of five basis points for Nelnet stock under management (primarily shares of Nelnet Class B common stock held in various trust estates). During 2021, WRCM earned $4.2 million in management fees and $3.6 million in performance fees, and in 2022 all income ($6.0 million) earned by WRCM was management fees. Fees earned by WRCM are included in "other, net" in the table above.

(c)   Nelnet Renewable Energy, which includes solar tax equity investments made by the Company, administrative and management services provided by the Company on tax equity investments made by third parties, and solar development. As of December 31, 2022, the Company has invested a total of $278.4 million (which includes $102.8 million syndicated to third-party investors) in solar tax equity investments. Due to the management and control of each of these investment partnerships, the tax equity investments are consolidated on the Company's consolidated financial statements, with the co-investor's portion being presented as non-controlling interests.

Included in tax equity investments is the Company's share of income or loss from solar investments under the Hypothetical Liquidation at Book Value (HLBV) method of accounting. For the majority of the Company's solar investments, the HLBV method of accounting results in accelerated losses in the initial years of investment. For the years ended December 31, 2022 and 2021, Nelnet Renewable Energy recognized losses of $9.5 million and $10.1 million, respectively, on its tax equity investments. These losses, which include losses attributable to third-party noncontrolling interest investors, are included in "other, net" in the table above. Solar losses attributable to third-party noncontrolling interest investors was $10.9 million and $7.4 million for the years ended December 31, 2022 and 2021, respectively, and are reflected in "net (income) loss attributable to noncontrolling interests" in the table above.

Nelnet Renewable Energy syndicates tax equity investments to third parties and earns management and performance fees. Management fee income recognized by Nelnet Renewable Energy was $0.4 million for the year ended December 31, 2022, which is included in "other, net" in the table above.

In addition to solar tax equity investments, the Company has a strategy to own solar energy project assets. Accordingly, the Company has begun to execute a multi-faceted approach to originate, acquire, finance, own, and manage these assets. As part of this strategy, on July 1, 2022, the Company acquired 80% of the ownership interest in two subsidiaries of GRNE Solutions, LLC named GRNE-Nelnet, LLC (GRNE) and ENRG-Nelnet, LLC (ENRG) (collectively referred to as "GRNE Solar") for total consideration of $33.9 million. The operating results for Nelnet Solar in the table above are for the period from July 1, 2022 through December 31, 2022. See note 8 of the notes to consolidated financial statements included in this report for additional information.

(d)   Represents primarily the Company's share of loss on its voting membership interests and income on its preferred membership interest in ALLO.

The Company accounts for its approximately 45% voting membership interests in ALLO Holdings LLC, a holding company for ALLO Communications LLC (collectively referred to as "ALLO") under the HLBV method of accounting. During the years ended December 31, 2022 and 2021, the Company recognized losses of $68.0 million and $42.1 million, respectively, under the HLBV method of accounting on its ALLO voting membership interests investment. These amounts are reflected in "other, net" in the table above.

Assuming ALLO continues its planned growth in existing and new communities, it will continue to invest substantial amounts in property and equipment to build the network and connect customers. The resulting recognition of depreciation and development costs could result in continuing net operating losses by ALLO under GAAP. Applying the HLBV method of accounting, the Company will continue to recognize a significant portion of ALLO's anticipated losses over the next several years.

As of December 31, 2022, the outstanding preferred membership interests and accrued and unpaid preferred return of ALLO held by the Company was $145.9 million. The preferred membership interests of ALLO held by the Company earn a preferred annual return of 6.25%. During the years ended December 31, 2022 and 2021, the Company recognized income on its ALLO preferred membership interests of $8.6 million and $8.4 million, respectively. These amounts are reflected in "other, net" in the table above.

Agreements among the Company, SDC (a third-party global digital infrastructure investor), and ALLO provide that they will use commercially reasonable efforts (which expressly excludes requiring ALLO to raise any additional equity financing or sell any assets) to cause ALLO to redeem, on or before April 2024, the remaining preferred membership interests of ALLO held by the Company, plus the amount of accrued and unpaid preferred return on such interests. However, if the non-voting preferred membership interests are not redeemed on or before April 2024, the preferred annual return is increased from 6.25% to 10.00%.

As part of the ALLO recapitalization transaction, the Company and SDC entered into an agreement, in which the Company has contingent payment obligation to pay SDC a contingent payment amount of $25.0 million to $35.0 million in the event the Company disposes of its voting membership interests of ALLO that it holds and realizes from such disposition certain targeted return levels. During 2022, the Company recognized an expense of $5.3 million associated with this obligation, which is included in "other expenses" in the table above. See note 2 of the notes to consolidated financial statements included in this report for additional information.

(e)   Includes the operating results of the Company's real estate investments and the administrative costs to manage this portfolio. During 2022 and 2021, the Company recognized $26.6 million and $22.3 million, respectively, in net income and gains from its real estate investments, which is included in "other, net" in the table above. In 2022, the Company incurred development fees of $0.5 million, which is included in "other, net" in the table above.

(f)   Includes the operating results of the Company's venture capital investments, including Hudl which the Company accounts for using the measurement alternative method (see note 7 of the notes to consolidated financial statements included in this report for additional information), and the administrative costs to manage this portfolio. During 2022, the Company recognized $22.3 million in net income and gains on venture capital investments, including a $15.2 million gain as a result of the revaluation of its previously held 50% ownership interests in NextGen (previously accounted for under the equity method) as a result of the Company purchasing an additional 30% ownership interests in NextGen on April 30, 2022. In 2021, the Company recognized $28.8 million in net income and gains on venture capital investments, including $10.3 million as a result of CompanyCam Inc.'s equity raise. In October 2021, CompanyCam Inc., an entity in which the Company has an equity investment, completed an additional equity raise. The Company accounts for its investment in this entity using the measurement alternative method, which requires it to adjust its carrying value of the investment for changes resulting from observable market transactions. As a result of this entity's equity raise, the Company recognized a gain during the fourth quarter of 2021 to adjust its carrying value to reflect the October 2021 transaction value.

(g)   Includes interest income earned on cash and investment debt securities (primarily student loan and other asset-backed securities), interest expense incurred on unsecured and certain other corporate related debt transactions, unrealized gains/losses on marketable equity securities, realized gains/losses on marketable equity securities and investment debt securities, and other costs to manage these investments and facilities. During 2022 and 2021, the Company recognized $8.0 million in unrealized losses and $5.0 million in unrealized gains, respectively, on its marketable equity securities and $6.7 million and $1.6 million in realized gains, respectively, on its investment debt securities and marketable equity securities, which are included in "other, net" in the table above. During 2022 and 2021, the Company recognized $3.6 million and $0.1 million, respectively, in fees owed on collateral deposits with its derivative third-party clearinghouse as the result of an increase in collateral deposit balances and interest rates, which is included in "other expenses" in the table above.

Certain investments, including solar tax equity, ALLO, and Hudl, may be recorded at a carrying value that is less than its market value due to HLBV (solar investments and ALLO) and the measurement alternative (Hudl) method of accounting. Future operating results of solar and ALLO or an observable transaction of Hudl could impact the valuation on our financial statements or our investments in them and may result in significant fluctuations of the Company's earnings.

LIQUIDITY AND CAPITAL RESOURCES

The Company's Loan Servicing and Systems, and Education Technology, Services, and Payment Processing operating segments are non-capital intensive and both produce positive operating cash flows. As such, a minimal amount of debt and equity capital is allocated to these segments and any liquidity or capital needs are satisfied using cash flow from operations.

Nelnet Bank launched operations in November 2020. Nelnet Bank was funded by the Company with an initial capital contribution of $100.0 million and the Company contributed an additional $30.0 million to Nelnet Bank during 2022. Based on Nelnet Bank's business plan for growth and current financial condition, the Company believes it will make additional capital contributions to the bank in future periods. Cash and investments held at Nelnet Bank are generally not available for Company activities outside of Nelnet Bank. See "Liquidity Impact Related to Nelnet Bank" included below for additional information.

Therefore, the Liquidity and Capital Resources discussion is concentrated on the Company's liquidity and capital needs to meet existing debt obligations in the Asset Generation and Management operating segment and the Company's other initiatives to pursue additional strategic investments.

The Company may issue equity and debt securities in the future in order to improve capital, increase liquidity, refinance upcoming maturities, or provide for general corporate purposes. Moreover, the Company may from time-to-time repurchase certain amounts of its outstanding secured debt securities, including debt securities which the Company may issue in the future, for cash and/or through exchanges for other securities. Such repurchases or exchanges may be made in open market transactions, privately negotiated transactions, or otherwise. Any such repurchases or exchanges will depend on prevailing market conditions, the Company's liquidity requirements, contractual restrictions, compliance with securities laws, and other factors. The amounts involved in any such transactions may be material.

The Company has historically utilized operating cash flow, secured financing transactions (which include warehouse facilities and asset-backed securitizations), operating lines of credit, and other borrowing arrangements to fund its Asset Generation and Management operations and loan acquisitions. In addition, the Company has used operating cash flow, borrowings on its unsecured line of credit, repurchase agreements, and unsecured debt offerings to fund corporate activities; business acquisitions; solar, real estate, and other investments; repurchases of common stock; and repurchases of its own debt.

Sources of Liquidity

As of December 31, 2022, the Company's sources of liquidity included:

Cash and cash equivalents	$	118,146
Less: Cash and cash equivalents held at Nelnet Bank (1)		(10,026)
Net cash and cash equivalents		108,120
Available-for-sale (AFS) debt securities (investments) - at fair value		1,389,037
Less: AFS debt securities held at Nelnet Bank - at fair value (1)		(471,368)
AFS debt securities serving as collateral on participation agreement - at fair value (2)		(370,666)
AFS debt securities serving as collateral on repurchase agreements - at fair value (3)		(306,464)
Unencumbered AFS debt securities (investments) - at fair value		240,539
Unencumbered private, consumer, and other loans (Non-Nelnet Bank) - at par		298,460
Repurchased Nelnet issued asset-backed debt securities - at par (not included on consolidated financial statements) (4)		417,176
Less: Repurchased Nelnet issued asset-backed debt securities serving as collateral on repurchase agreements - at par (3)		(331,550)
Unencumbered repurchased Nelnet issued asset-backed debt securities - at par		85,626
Unused capacity on unsecured line of credit (5)		495,000
Sources of liquidity as of December 31, 2022	$	1,227,745

(1) Cash and investments held at Nelnet Bank are generally not available for Company activities outside of Nelnet Bank.

(2) See the caption "Other Debt Facilities" below.

(3) See the caption "Repurchase Agreements" below.

(4) The Company has repurchased certain of its own asset-backed securities (bonds and notes payable) in the secondary market. For accounting purposes, these notes are eliminated in consolidation and are not included in the Company's consolidated financial statements. However, these securities remain legally outstanding at the trust level and the Company could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. Upon a sale of these notes to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. Certain of these securities serve as collateral on amounts outstanding under the Company's repurchase agreements as reflected in the table above.

(5) The Company has a $495.0 million unsecured line of credit that matures on September 22, 2026. As of December 31, 2022, there was no amount outstanding on the unsecured line of credit and $495.0 million was available for future use. The line of credit provides that the Company may increase the aggregate financing commitments, through the existing lenders and/or through new lenders, up to a total of $737.5 million, subject to certain conditions.

The Company intends to use its liquidity position to capitalize on market opportunities, including FFELP, private education, consumer, and other loan acquisitions (or investment interests therein); strategic acquisitions and investments; and capital management initiatives, including stock repurchases, debt repurchases, and dividend distributions. The timing and size of these opportunities will vary and will have a direct impact on the Company's cash and investment balances.

Cash Flows

The Company has historically generated positive cash flow from operations. During the year ended December 31, 2022, the Company generated $684.1 million from operating activities, compared with $480.3 million for the same period in 2021. The increase in such cash flows from operating activities was due to:

- An increase in net income;
- Adjustments to net income for the impact of non-cash depreciation and amortization, provision for loan losses, gain on sale of loans, and net losses/gains on investments;
- An increase in net proceeds from the Company's clearinghouse for margin payments on derivatives;
- Proceeds from termination of derivatives in 2022;
- Net proceeds from the sale of equity securities in 2022 compared with net purchases in 2021; and
- The impact of changes to accounts receivable, accrued interest payable, and other liabilities in 2022 compared with 2021.

These factors were partially offset by:

- Adjustments to net income for the impact of derivative market value adjustments, loan discount accretion, and deferred taxes; and
- The impact of changes to accrued interest receivable and other assets in 2022 compared with 2021.

The primary items included in the statement of cash flows for investing activities are the purchase, origination, and repayment of loans and the purchase and sale of available-for-sale securities. The primary items included in financing activities are the proceeds from the issuance of and payments on bonds and notes payable and Nelnet Bank deposits used to fund loans. Cash provided by investing activities and used in financing activities for the year ended December 31, 2022 was $2.27 billion and $2.79 billion, respectively. Cash provided by investing activities and used in financing activities for the year ended December 31, 2021 was $1.19 billion and $1.43 billion, respectively. Investing and financing activities are further addressed in the discussion that follows.

Liquidity Needs and Sources of Liquidity Available to Satisfy Debt Obligations Secured by Loan Assets and Related Collateral

The following table shows AGM's debt obligations outstanding that are secured by loan assets and related collateral.

	As of December 31, 2022	
	Carrying amount	Final maturity
Bonds and notes issued in asset-backed securitizations	$ 12,684,098	8/26/30 - 9/25/69
FFELP, private education, and consumer loan warehouse facilities	1,132,312	12/31/23 - 11/14/25
	$ 13,816,410	

Bonds and Notes Issued in Asset-backed Securitizations

The majority of AGM's portfolio of student loans is funded in asset-backed securitizations that are structured to substantially match the maturity of the funded assets, thereby minimizing liquidity risk. Cash generated from student loans funded in asset-backed securitizations provide the sources of liquidity to satisfy all obligations related to the outstanding bonds and notes issued in such securitizations. In addition, due to (i) the difference between the yield AGM receives on the loans and cost of financing within these transactions, and (ii) the servicing and administration fees AGM earns from these transactions, AGM has created a portfolio that will generate earnings and significant cash flow over the life of these transactions.

As of December 31, 2022, based on cash flow models developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, AGM expects future undiscounted cash flows from its portfolio to be approximately $1.46 billion as detailed below.

The forecasted cash flow presented below includes all loans, the majority of which are federally insured student loans, funded in asset-backed securitizations as of December 31, 2022. As of December 31, 2022, AGM had $12.7 billion of loans included in asset-backed securitizations, which represented 89.3% of its total loan portfolio. The forecasted cash flow does not include cash flows that the Company expects to receive related to loans funded in its warehouse facilities, unencumbered private education, consumer, and other loans funded with operating cash, loans acquired subsequent to December 31, 2022, loans owned by Nelnet Bank, and cash flows relating to the Company's ownership of beneficial interest in loan securitizations (such beneficial interest investments are classified as "investments and notes receivable" on the Company's consolidated balance sheets).

Asset-backed Securitization Cash Flow Forecast
$1.46 billion
(dollars in millions)



The forecasted future undiscounted cash flows of approximately $1.46 billion include approximately $0.94 billion (as of December 31, 2022) of overcollateralization included in the asset-backed securitizations. These excess net asset positions are included in the consolidated balance sheets and included in the balances of "loans and accrued interest receivable" and "restricted cash." The difference between the total estimated future undiscounted cash flows and the overcollateralization of approximately $0.52 billion, or approximately $0.40 billion after income taxes based on the estimated effective tax rate, represents estimated future net interest income (earnings) from the portfolio and is expected to be accretive to the Company's December 31, 2022 balance of consolidated shareholders' equity.

The Company uses various assumptions, including prepayments and future interest rates, when preparing its cash flow forecast. These assumptions are further discussed below.

Prepayments: The primary variable in establishing a life of loan estimate is the level and timing of prepayments. Prepayment rates equal the amount of loans that prepay annually as a percentage of the beginning of period balance, net of scheduled principal payments. A number of factors can affect estimated prepayment rates, including the level of consolidation activity, borrower default rates, and utilization of debt management options such as income-based repayment, deferments, and forbearance. Should any of these factors change, management may revise its assumptions, which in turn would impact the projected future cash flow. The Company's cash flow forecast above assumes prepayment rates of 5% for consolidation loans and 6% for all other loan types.

On April 19, 2022, the Department issued a press release, and the Department's Office of Federal Student Aid (FSA) posted a related public announcement, which together announced, among other things, several adjustments, updates, and other changes under income-driven repayment (IDR) plans for federal student loans. In the announcements, the Department and FSA indicated that as part of these changes, any borrower with loans that have accumulated time in repayment, including time in certain forbearances and deferments, of at least 20 or 25 years will see automatic forgiveness, even if the borrower is not currently in an IDR plan, and that if a borrower has a commercially held FFEL Program loan, the borrower can only benefit from these changes if they consolidate their FFEL Program loan to a Federal Direct Loan Program loan. These changes were reflected in executive actions announced by the Department on October 25, 2022 and final regulations announced by the Department on October 31, 2022. The final regulations are to become effective on July 1, 2023, and the fact sheet accompanying the October 25, 2022 announcement indicates that if a borrower has a commercially held FFEL Program loan, the borrower must apply for consolidation to a Federal Direct Loan Program loan by May 1, 2023 to receive the IDR plan and other benefits set forth in the announcement.

These announced changes have increased, and the Company believes may continue to increase, FFEL Program loan prepayments. In addition, if the federal government and the Department initiate additional loan forgiveness or cancellation, other repayment options or plans, consolidation loan programs, or further extend the suspension of borrower payments under the CARES Act, such initiatives could also significantly increase prepayments. For example, since late 2021, the Company has experienced accelerated run-off of its FFELP portfolio due to FFELP borrowers consolidating their loans into Federal Direct Loan Program loans as a result of the continued extension of the CARES Act and an initiative offered by the Department for FFELP borrowers to consolidate their loans to qualify for loan forgiveness under the Public Service Loan Forgiveness and other programs. See Item 1A, "Risk Factors - Loan Portfolio - Prepayment risk" for additional information related to these announcements and other risks associated with loan prepayments.

The following table summarizes the estimated impact to the above forecasted cash flows if prepayments were greater than the prepayment rate assumptions used to calculate the forecasted cash flows.

Increase in prepayment rate	Reduction in forecasted cash flow from table above	Forecasted cash flow using increased prepayment rate
2x	$0.11 billion	$1.35 billion
4x	$0.28 billion	$1.18 billion
10x	$0.52 billion	$0.94 billion

If the entire AGM student loan portfolio prepaid, the Company would receive the full amount of overcollateralization included in the asset-backed securitizations of approximately $0.94 billion (as of December 31, 2022); however, the Company would not receive the $0.52 billion ($0.40 billion after tax) of estimated future earnings from the portfolio.

Interest rates: The Company funds a large portion of its student loans with three-month LIBOR indexed floating rate securities. Meanwhile, the interest earned on the Company's student loan assets is indexed primarily to a one-month LIBOR rate. The different interest rate characteristics of the Company's loan assets and liabilities funding these assets result in basis risk. The Company's cash flow forecast assumes three-month LIBOR will exceed one-month LIBOR by 12 basis points for the life of the portfolio, which approximates the historical relationship between these indices. If the forecast is computed assuming a spread of 24 basis points between three-month and one-month LIBOR for the life of the portfolio, the cash flow forecast would be reduced by approximately $50 million to $70 million. As the percentage of the Company's outstanding debt financed by three-month LIBOR declines, the Company's basis risk will be reduced. In addition, the Company attempts to mitigate the impact of this basis risk by entering into certain derivative instruments.

The Company uses the current forward interest rate yield curve to forecast cash flows. A change in the forward interest rate curve would impact the future cash flows generated from the portfolio. An increase in future interest rates will reduce the amount of fixed rate floor income the Company is currently receiving. The Company attempts to mitigate the impact of a rise in short-term rates by entering into certain derivative instruments. The forecasted cash flow does not include cash flows the Company expects to pay/receive related to derivative instruments used by the Company to manage interest rate risk. See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk - AGM Operating Segment" for additional information about various interest rate risks which may impact future cash flows from AGM's loan assets.

In addition, LIBOR is in the process of being discontinued as a benchmark rate, and the market transition away from the current LIBOR framework could result in significant changes to the forecasted cash flows from the Company's asset-backed securitizations. See Item 1A, "Risk Factors - Loan Portfolio - Interest rate risk - replacement of LIBOR as a benchmark rate."

Warehouse Facilities

Warehousing allows the Company to buy and manage loans prior to transferring them into more permanent financing arrangements.

The Company has a FFELP warehouse facility that, as of December 31, 2022, had an aggregate maximum financing amount available of $1.2 billion, of which $979.0 million was outstanding and $221.0 million was available for additional funding. The warehouse facility has a static advance rate until the expiration date of the liquidity provisions (May 22, 2023). In the event the liquidity provisions are not extended, the valuation agent has the right to perform a one-time mark to market on the underlying loans funded in this facility, subject to a floor. The loans would then be funded at this new advance rate until the final maturity date of the facility (May 22, 2024). As of December 31, 2022, the Company had $67.0 million advanced as equity support on this facility.

The Company has a private education loan warehouse facility that, as of December 31, 2022, had an aggregate maximum financing amount available of $64.4 million, an advance rate of 75%, liquidity provisions through June 30, 2023, and a final maturity date of December 31, 2023. As of December 31, 2022, $64.4 million was outstanding under this facility with no amount available for future funding, and the Company had $22.4 million advanced as equity support.

The Company also has a consumer loan warehouse facility that, as of December 31, 2022, had an aggregate maximum financing amount available of $250.0 million, an advance rate of 70%, liquidity provisions through November 14, 2024, and a final maturity date of November 14, 2025. As of December 31, 2022, $89.0 million was outstanding under this facility, $161.0 million was available for future funding, and the Company had $36.6 million advanced as equity support.

Upon termination or expiration of the warehouse facilities, the Company would expect to access the securitization market, obtain replacement warehouse facilities, use operating cash, consider the sale of assets, or transfer collateral to satisfy any remaining obligations.

Other Uses of Liquidity

The Company no longer originates FFELP loans, but continues to acquire FFELP loan portfolios from third parties and believes additional loan purchase opportunities exist, including opportunities to purchase private education, consumer, and other loans (or investment interests therein).

The Company plans to fund additional loan acquisitions and related investments using current cash; proceeds from the sale of certain investments; its unsecured line of credit, its Union Bank student loan participation agreement, its Union Bank student loan asset-backed securities participation agreement, and third-party repurchase agreements (each as described below), and/or establishing similar secured and unsecured borrowing facilities; using its existing warehouse facilities (as described above); increasing the capacity under existing and/or establishing new warehouse facilities; and continuing to access the asset-backed securities market.

Repurchase Agreements

In December 2020, Wells Fargo announced the sale of its approximately $10.0 billion portfolio of private education loans representing approximately 445,000 borrowers. The Company entered into a joint venture with other investors to acquire the loans, and under the joint venture, the Company had an approximately 8% interest in the loans and has a corresponding 8% interest in residual interests in the 2021 securitizations of the loans discussed below. The joint venture established a limited partnership that purchased the private education loans and funded such loans with a temporary warehouse facility.

During 2021, the Company sponsored four asset-backed securitization transactions to permanently finance a total of $8.7 billion of private education loans sold by Wells Fargo (which represented the total remaining loans originally purchased from Wells Fargo, factoring in borrower payments from the date of purchase). As sponsor, the Company is required to provide a certain level of risk retention, and has purchased bonds issued in such securitizations to satisfy this requirement. The bonds purchased to satisfy the risk retention requirement are reflected on the Company's consolidated balance sheet as "investments and notes receivable" and as of December 31, 2022, the fair value of these bonds was $306.5 million. The Company must retain these investment securities until the latest of (i) two years from the closing date of the securitization, (ii) the date the aggregate outstanding principal balance of the loans in the securitization is 33% or less of the initial loan balance, and (iii) the date the aggregate outstanding principal balance of the bonds is 33% or less of the aggregate initial outstanding principal balance of the bonds, at which time the Company can sell its investment securities (bonds) to a third party. The Company entered into repurchase agreements with third parties, of which a portion of the proceeds from such agreements were used to purchase the asset-backed investments, and such investments serve as collateral on the repurchase obligations.

In addition, as discussed above, the Company has repurchased certain of its own asset-backed securities in the secondary market that serve as collateral on amounts outstanding under the Company's repurchase agreements.

As of December 31, 2022, $567.3 million was outstanding on the Company's repurchase agreements, of which $291.3 million was borrowed to fund private education loan securitization bonds subject to the Company's risk retention requirement and $276.0 million was borrowed to fund repurchased FFELP loan asset-backed securities. The repurchase agreements have various maturity dates (as of December 31, 2022) from January 4, 2023 through November 27, 2024, but one of the agreements is subject to early termination upon required notice provided by the Company or the applicable counterparty prior to the maturity dates. Subsequent to December 31, 2022, the maturities on these agreements were extended, and as of February 28, 2023, the maturity dates vary from March 8, 2023 through November 27, 2024. The Company is required to pay additional cash in the event the fair value of the securities subject to a repurchase agreement becomes less than the original purchase price of such securities.

Upon termination or expiration of the repurchase agreements, the Company would use cash and/or cash proceeds from its unsecured line of credit, consider the sale of assets (subject to any restrictions described above), or transfer collateral to satisfy any outstanding obligations subject to the repurchase agreements.

Union Bank Participation Agreement

The Company maintains an agreement with Union Bank, a related party, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans. As of December 31, 2022, $734.7 million of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $900.0 million or an amount in excess of $900.0 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets.

Asset-backed Securities Transactions

The Company, through its subsidiaries, has historically funded student loans by completing asset-backed securitizations. Depending on market conditions, the Company anticipates continuing to access the asset-backed securitization market. Such asset-backed securitization transactions would be used to refinance student loans included in its warehouse facilities, loans purchased from third parties, and/or student loans in its existing asset-backed securitizations.

There were no asset-backed securitization transactions completed during the year ended December 31, 2022

Liquidity Impact Related to Nelnet Bank

Nelnet Bank launched operations in November 2020. Nelnet Bank was funded by the Company with an initial capital contribution of $100.0 million and the Company contributed an additional $30.0 million to Nelnet Bank during 2022. In addition, the Company made a pledged deposit of $40.0 million with Nelnet Bank, as required under an agreement with the FDIC discussed below.

Prior to Nelnet Bank's launch of operations, Nelnet Bank, Nelnet, Inc. (the parent), and Michael S. Dunlap (Nelnet, Inc.'s controlling shareholder) entered into a Capital and Liquidity Maintenance Agreement and a Parent Company Agreement with the FDIC in connection with Nelnet, Inc.'s role as a source of financial strength for Nelnet Bank. As part of the Capital and Liquidity Maintenance Agreement, Nelnet, Inc. is obligated to (i) contribute capital to Nelnet Bank for it to maintain capital levels that meet FDIC requirements for a "well capitalized" bank, including a leverage ratio of capital to total assets of at least 12%; (ii) provide and maintain an irrevocable asset liquidity takeout commitment for the benefit of Nelnet Bank in an amount equal to the greater of either 10% of Nelnet Bank's total assets or such additional amount as agreed to by Nelnet Bank and Nelnet, Inc.; (iii) provide additional liquidity to Nelnet Bank in such amount and duration as may be necessary for Nelnet Bank to meet its ongoing liquidity obligations; and (iv) establish and maintain a pledged deposit of $40.0 million with Nelnet Bank.

Under the regulatory framework for prompt corrective action, Nelnet Bank is subject to various regulatory capital requirements administered by the FDIC and the UDFI and must meet specific capital standards. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on Nelnet Bank's business, results of operations, or financial condition. On January 1, 2020, the Community Bank Leverage Ratio (CBLR) framework, as issued jointly by the Office of the Comptroller of the Currency, the Federal Reserve Board, and the FDIC, became effective. Any banking organization with total consolidated assets of less than $10 billion, limited amounts of certain types of assets and off-balance sheet exposures, and a community bank leverage ratio greater than 9% may opt into the CBLR framework quarterly. The CBLR framework allows banks to satisfy capital standards and be considered "well capitalized" under the prompt corrective action framework if their leverage ratio is greater than 9%, unless the banking organization's federal banking agency determines that the banking organization's risk profile warrants a more stringent leverage ratio. The FDIC has ordered Nelnet Bank to maintain at least a 12% leverage ratio. Nelnet Bank has opted into the CBLR framework for the quarter ended December 31, 2022 with a leverage ratio of 13.3%. Nelnet Bank intends to maintain at all times regulatory capital levels that meet both the minimum level necessary to be considered "well capitalized" under the FDIC's prompt corrective action framework and the minimum level required by the FDIC.

Based on Nelnet Bank's business plan for growth and current financial condition, the Company believes it will make additional capital contributions to the bank in future periods.

Liquidity Impact Related to Nelnet Renewable Energy

The Company's Nelnet Renewable Energy business makes solar tax equity investments. Through December 31, 2022, the Company has invested a total of $175.6 million (which excludes $102.8 million syndicated to third-party investors) in tax equity investments in renewable energy solar partnerships. These investments provide a federal income tax credit under the Internal Revenue Code, equaling either 26% or 30% of the eligible project costs, with the tax credit available when the project is placed-in-service. The Company is allowed to reduce its tax estimates paid to the U.S. Treasury based on the credits earned. Based on the timing of when the Company funds a project and decreases its tax estimate to the U.S. Treasury due to earning of the tax credit, the amount of capital committed to solar tax equity investments at any point in time is not significant and has a minimal impact on the Company's liquidity.

In addition to solar tax equity investments, the Company has a strategy to own solar energy project assets. These assets provide long-term, predictable, and recurring cash flows. Accordingly, the Company has begun to execute a multi-faceted approach to originate, acquire, finance, own, and manage these assets.

As part of this strategy, on July 1, 2022, the Company acquired 80% of the ownership interest in GRNE and ENRG for total consideration of $33.9 million. GRNE is a solar contracting company that provides full-service engineering, procurement, and construction (EPC) services to residential homes and commercial entities. GRNE contracts to build solar on a cost-plus-margin basis. ENRG is a development company that is primarily focused on the development of solar assets that the Company expects to own long-term. The Company plans to expand this business geographically across the United States, increase the team size and technical expertise to build larger projects, and serve new and existing customers on a go-forward basis. In addition to asset origination, the Company plans to begin acquiring solar assets that are in various stages of their project life-cycle with other development partners. The Company plans to fund a large portion of its current growth plans in owning solar energy projects using third-party debt and third-party tax equity. The collateral on any third-party debt would be limited to the assets of the specific solar projects. Any capital requirements for the origination or purchase of solar projects not funded by third-party debt and third-party tax equity would be provided by the Company using operating cash, borrowings on its unsecured line of credit, and/or the sale of investments.

Liquidity Impact Related to ALLO

Upon the deconsolidation of ALLO on December 21, 2020, the Company recorded its 45% voting membership interests in ALLO at fair value, and accounts for such investment under the HLBV method of accounting. In addition, the Company recorded its remaining non-voting preferred membership units of ALLO at fair value, and accounts for such investment as a separate equity investment. As of December 31, 2022, the outstanding preferred membership interests of ALLO held by the Company was $145.9 million that earns a preferred annual return of 6.25%.

Agreements among the Company, SDC (a third-party global digital infrastructure investor), and ALLO provide that they will use commercially reasonable efforts (which excludes requiring ALLO to raise any additional equity financing or sell any assets) to cause the redemption, on or before April 2024, of the remaining non-voting preferred membership interests in ALLO held by the Company, plus the amount of accrued and unpaid preferred return on such interests. However, if the non-voting preferred membership interests are not redeemed on or before April 2024, the preferred annual return is increased from 6.25% to 10.00%.

If ALLO needs additional capital to support its growth in existing or new markets, the Company has the option to contribute additional capital to maintain its voting equity interest. Although ALLO has obtained third-party debt financing to fund a large portion of its current growth plans, the Company contributed $48.3 million of additional equity to ALLO in 2022. As a result of this equity contribution, the Company's voting membership interests percentage did not materially change. Based on ALLO's business plan for growth and current financial condition, the Company believes it will make additional capital contributions to ALLO in future periods.

Liquidity Impact Related to Hedging Activities

The Company utilizes derivative instruments to manage interest rate sensitivity. By using derivative instruments, the Company is exposed to market risk which could impact its liquidity. Based on the derivative portfolio outstanding as of December 31, 2022, the Company does not anticipate any movement in interest rates having a material impact on its capital or liquidity profile, nor does the Company expect that any movement in interest rates would have a material impact on its ability to make variation margin payments to its third-party clearinghouse. However, if interest rates move materially and negatively impact the fair value of the Company's derivative portfolio, the replacement of LIBOR as a benchmark rate has significant adverse impacts on the Company's derivatives, or if the Company enters into additional derivatives for which the fair value becomes negative, the Company could be required to make variation margin payments to its third-party clearinghouse. The variation margin, if significant, could negatively impact the Company's liquidity and capital resources. In addition, clearing rules require the Company to post amounts of liquid collateral when executing new derivative instruments, which could prevent or limit the Company from utilizing additional derivative instruments to manage interest rate sensitivity and risks. See note 6 of the notes to consolidated financial statements included in this report for additional information on the Company's derivative portfolio.

Other Debt Facilities

As discussed above, the Company has a $495.0 million unsecured line of credit with a maturity date of September 22, 2026. As of December 31, 2022, the unsecured line of credit had no amount outstanding and $495.0 million was available for future use. Upon the maturity date of this facility, there can be no assurance that the Company will be able to maintain this line of credit, increase or maintain the amount outstanding under the line, or find alternative funding if necessary.

During 2020, the Company entered into an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in federally insured student loan asset-backed securities. As of December 31, 2022, $395.4 million (par value) of student loan asset-backed securities were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. This participation agreement has been accounted for by the Company as a secured borrowing. Upon termination or expiration of this agreement, the Company would expect to use operating cash, consider the sale of assets, or transfer collateral to satisfy any remaining obligations.

For further discussion of these debt facilities described above, see note 5 of the notes to consolidated financial statements included in this report.

Stock Repurchases

The Board of Directors has authorized a stock repurchase program to repurchase up to a total of five million shares of the Company's Class A common stock during the three-year period ending May 8, 2025. As of December 31, 2022, 4,467,021 shares remained authorized for repurchase under the Company's stock repurchase program. Shares may be repurchased from time to time on the open market, in private transactions (including with related parties), or otherwise, depending on various factors, including share prices and other potential uses of liquidity.

Shares repurchased by the Company during 2022 and 2021 are shown below. Certain of these repurchases were made pursuant to trading plans adopted by the Company in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934.

	Total shares repurchased	Purchase price (in thousands)	Average price of shares repurchased (per share)
Year ended December 31, 2022	1,162,533	$ 97,685	$ 84.03
Year ended December 31, 2021	713,274	58,111	81.47

Included in the shares repurchased during 2021 are a total of 337,717 shares of Class A common stock the Company purchased on August 10, 2021 from various estate planning trusts associated with Shelby J. Butterfield, a significant shareholder of the Company. The shares were purchased at a discount to the closing market price of the Company's Class A common stock as of August 9, 2021 and the transaction was approved by the Company's Board of Directors and its Nominating and Corporate Governance Committee. Immediately prior to the Company's repurchase of such shares, certain of the repurchased shares were shares of the Company's Class B common stock that were converted to shares of Class A common stock.

Dividends

Dividends of $0.24 per share on the Company's Class A and Class B common stock were paid on March 15, 2022, June 15, 2022, and September 15, 2022, respectively, and a dividend of $0.26 per share was paid on December 15, 2022.

The Company's Board of Directors declared a first quarter 2023 cash dividend on the Company's Class A and Class B common stock of $0.26 per share. The dividend will be paid on March 15, 2023, to shareholders of record at the close of business on March 1, 2023.

The Company plans to continue making regular quarterly dividend payments, subject to future earnings, capital requirements, financial condition, and other factors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 3 of the notes to consolidated financial statements included in this report includes a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements.

On an on-going basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are most "critical" - that is, they are most important to the portrayal of the Company's financial condition and results of operations and they require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has identified the allowance for loan losses as a critical accounting policy and estimate.

Allowance for Loan Losses

The allowance for loan losses represents the Company's estimate of the expected lifetime credit losses inherent in loan receivables as of the balance sheet date. The adequacy of the allowance for loan losses is assessed quarterly and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit losses requires a number of assumptions about matters that are uncertain. Such assumptions are discussed below, and such uncertainty is due in part to the fact that the weighted average maturity of the Company's loan portfolio is approximately 15 years, and actual credit losses will be affected by, among other things, future economic conditions and future personal financial situations for borrowers, over that extended time frame. Changes in the Company's assumptions affect "provision for loan losses" on the Company's consolidated statements of income and the "allowance for loan losses" contained within "loans and accrued interest receivable, net of allowance for loan losses" on the Company's consolidated balance sheets. For additional information regarding the Company's allowance for loan losses, see notes 3 and 4 of the notes to consolidated financial statements included in this report.

The Company estimates the allowance for loan losses for receivables that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The models consider factors such as historical trends in credit losses, recent portfolio performance, and forward-looking macroeconomic conditions. The models vary by portfolio type including FFELP, private education, consumer, and other loans. If management does not believe the models reflect lifetime expected credit losses for the portfolio, an adjustment is made to reflect management judgment regarding qualitative factors including economic uncertainty, observable changes in portfolio performance, and other relevant factors.

The Company's allowance for loan losses is based on various assumptions including: probability of default; loss given default; exposure at default; net loss rates for its consumer portfolio; contractual terms, including prepayments; forecast period; reversion method; reversion period; and macroeconomic factors, including unemployment rates, gross domestic product, and the consumer price index.

The allowance for loan losses is made at a specific point in time and based on relevant information as discussed above. The allowance for loan losses is maintained at a level management believes is appropriate to provide for expected lifetime credit losses inherent in loan receivables as of the balance sheet date. This evaluation is inherently subjective because it requires numerous estimates made by management. These estimates are subjective in nature and involve uncertainties and matters of significant judgement. Changes in estimates could significantly affect the Company's recorded balance for the allowance for loan losses. For additional information regarding changes in the Company's allowance for loan losses for the years ended December 31, 2022, 2021, and 2020, see the caption "Activity in the Allowance for Loan Losses" in note 4 of the notes to consolidated financial statements included in this report.

The Company considers a range of economic scenarios in its determination of the allowance for loan losses. These scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses, and also the expectation that conditions will eventually normalize over the longer run. Under the range of economic scenarios considered, the allowance for loan losses would have been lower by $16 million (12%) or higher by $9 million (7%). This range reflects the sensitivity of the allowance for loan losses specifically related to the scenarios and weights considered as of December 31, 2022, and does not consider other potential adjustments that could increase or decrease loss estimates calculated using alternative economic scenarios.

Because several quantitative and qualitative factors are considered in determining the allowance for loan losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for loan losses. They are intended to provide insights into the impact of adverse changes in the economy on the Company's modeled loss estimates for the loan portfolio and do not imply any expectation of future deterioration in loss rates. Given current processes employed by the Company, management believes the loss model estimates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company's financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments - Credit Losses

In March 2022, the FASB issued accounting guidance which eliminates the troubled debt restructurings recognition and measurement guidance and instead requires an entity to evaluate whether the modification represents a new loan or a continuation of an existing loan. The guidance also enhances the disclosure requirements for certain modifications of receivables made to borrowers experiencing financial difficulty. The adoption of this standard by the Company on January 1, 2023, was immaterial to the Company's consolidated financial statements and related disclosures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
(All dollars are in thousands, except share amounts, unless otherwise noted)

Interest Rate Risk - AGM Operating Segment

AGM's primary market risk exposure arises from fluctuations in its borrowing and lending rates, the spread between which could impact AGM due to shifts in market interest rates.

The following table sets forth AGM's loan assets and debt instruments by rate characteristics:

	As of December 31, 2022		As of December 31, 2021	
	Dollars	Percent	Dollars	Percent
Fixed-rate loan assets	$ 1,339,900	9.5 %	$ 7,434,068	42.6 %
Variable-rate loan assets	12,829,871	90.5	10,007,722	57.4
Total	$ 14,169,771	100.0 %	$ 17,441,790	100.0 %
Fixed-rate debt instruments	$ 617,083	4.5 %	$ 801,548	4.7 %
Variable-rate debt instruments	13,199,327	95.5	16,279,722	95.3
Total	$ 13,816,410	100.0 %	$ 17,081,270	100.0 %

FFELP loans originated prior to April 1, 2006 generally earn interest at the higher of the borrower rate, which is fixed over a period of time, or a floating rate based on the special allowance payment (SAP) formula set by the Department. The SAP rate is based on an applicable index plus a fixed spread that depends on loan type, origination date, and repayment status. The Company generally finances its FFELP student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the SAP rate, the Company's FFELP student loans earn at a fixed rate while the interest on the variable rate debt typically continues to reflect the low and/or declining interest rates. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. All FFELP loans first originated on or after April 1, 2006 effectively earn at the SAP rate, since lenders are required to rebate fixed rate floor income and variable rate floor income for those loans to the Department.

No variable-rate floor income was earned by the Company in 2022 or 2021.

A summary of fixed rate floor income earned by the AGM operating segment follows.

	Year ended December 31,	
	2022	2021
Fixed rate floor income, gross	$ 57,380	142,606
Derivative settlements (a)	33,149	(19,729)
Fixed rate floor income, net	$ 90,529	122,877

(a) Derivative settlements consist of settlements received (paid) related to the Company's derivatives used to hedge student loans earning fixed rate floor income.

Gross fixed rate floor income decreased in 2022 compared with 2021 due to higher interest rates in 2022 compared with 2021.

Absent the use of derivative instruments, a rise in interest rates will reduce the amount of floor income received and has an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their SAP formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced.

The Company enters into derivative instruments to hedge student loans earning fixed rate floor income. The increase in net derivative settlements received by the Company during 2022 compared with net derivative settlements paid in 2021, was due to an increase in interest rates, partially offset by a decrease in the notional amount of derivatives outstanding. During 2022, the Company terminated $2.4 billion in notional amount of derivatives for net proceeds of $91.8 million.

The following graph depicts fixed rate floor income for a borrower with a fixed rate of 6.75% and a SAP rate of 2.64%:



The following table shows AGM's federally insured student loan assets that were earning fixed rate floor income as of December 31, 2022:

Fixed interest rate range	Borrower/lender weighted average yield	Estimated variable conversion rate (a)	Loan balance	
6.5 - 6.99%	6.77%	4.13%	$	135,031
7.0 - 7.49%	7.18%	4.54%		69,205
7.5 - 7.99%	7.72%	5.08%		158,317
8.0 - 8.99%	8.18%	5.54%		363,579
> 9.0%	9.05%	6.41%		139,081
			$	865,213

(a) The estimated variable conversion rate is the estimated short-term interest rate at which loans would convert to a variable rate. As of December 31, 2022, the weighted average estimated variable conversion rate was 5.30% and the short-term interest rate was 397 basis points.

The following table summarizes the outstanding derivative instruments as of December 31, 2022 used by AGM to economically hedge loans earning fixed rate floor income.

Maturity	Notional amount		Weighted average fixed rate paid by the Company (a)
2024	$	2,000,000	0.35 %
2026		500,000	1.02
2031		100,000	1.53
2032 (b)		200,000	2.92
	$	2,800,000	0.70 %

(a) For the interest rate derivatives maturing in 2032, the Company receives payments based on Secured Overnight Financing Rate (SOFR) that resets quarterly. For all other interest rate derivatives, the Company receives payments based on three-month LIBOR that resets quarterly.

(b) These derivatives have forward effective start dates in November 2024.

AGM is also exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of AGM's assets do not match the interest rate characteristics of the funding for those assets. The following table presents AGM's FFELP student loan assets and related funding for those assets arranged by underlying indices as of December 31, 2022.

Index	Frequency of variable resets	Assets	Funding of student loan assets
1 month LIBOR (a)	Daily	$ 12,688,933	—
3 month H15 financial commercial paper	Daily	454,866	—
3 month Treasury bill	Daily	422,674	—
1 month LIBOR	Monthly	—	8,113,302
3 month LIBOR (a)	Quarterly	—	3,754,888
Asset-backed commercial paper (b)	Varies	—	978,956
Fixed rate	—	—	594,051
Auction-rate (c)	Varies	—	178,960
Other (d)	—	1,661,866	1,608,182
		$ 15,228,339	15,228,339

(a)   The Company has certain basis swaps outstanding in which the Company receives three-month LIBOR and pays one-month LIBOR plus or minus a spread as defined in the agreements (the "1:3 Basis Swaps"). The Company entered into these derivative instruments to better match the interest rate characteristics on its student loan assets and the debt funding such assets. The following table summarizes the 1:3 Basis Swaps outstanding as of December 31, 2022.

Maturity	Notional amount (i)
2023	$ 750,000
2024	1,750,000
2026	1,150,000
2027	250,000
	$ 3,900,000

(i)   The weighted average rate paid by the Company on the 1:3 Basis Swaps as of December 31, 2022 was one-month LIBOR plus 9.7 basis points.

(b)   The interest rate on the Company's FFELP warehouse facility is indexed to asset-backed commercial paper rates.

(c)   As of December 31, 2022, the Company was sponsor for $179.0 million of outstanding asset-backed securities that were set and provide for interest rates to be periodically reset via a "dutch auction" (the "Auction Rate Securities"). Since the auction feature has essentially been inoperable for substantially all auction rate securities since 2008, the Auction Rate Securities generally pay interest to the holder at a maximum rate as defined by the indenture. While these rates will vary, they will generally be based on a spread to LIBOR or Treasury Securities, or the Net Loan Rate as defined in the financing documents.

(d)   Assets include accrued interest receivable and restricted cash. Funding represents overcollateralization (equity) and other liabilities included in FFELP asset-backed securitizations and warehouse facility.

LIBOR is in the process of being discontinued as a benchmark rate, and the market transition away from the current LIBOR framework could result in significant changes to the interest rate characteristics of the Company's LIBOR-indexed assets and funding for those assets. See Item 1A, "Risk Factors - Loan Portfolio - Interest rate risk - replacement of LIBOR as a benchmark rate."

Sensitivity Analysis

The following tables summarize the effect on the Company's consolidated earnings, based upon a sensitivity analysis performed on AGM's assets and liabilities assuming hypothetical increases in interest rates of 100 basis points and 300 basis points while funding spreads remain constant. In addition, a sensitivity analysis was performed assuming the funding index increases 10 basis points and 30 basis points while holding the asset index constant, if the funding index is different than the asset index. The sensitivity analysis was performed on AGM's variable rate assets (including loans earning fixed rate floor income) and liabilities. The analysis includes the effects of AGM's derivative instruments in existence during these periods.

| | Interest rates | | | | Asset and funding index mismatches | | | |
| | Change from increase of 100 basis points | | Change from increase of 300 basis points | | Increase of 10 basis points | | Increase of 30 basis points | |
	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent
	Year ended December 31, 2022							
Effect on earnings:								
Decrease in pre-tax net income before impact of derivative settlements	$ (19,344)	(3.8)%	$ (31,648)	(6.2)%	$ (4,773)	(0.9)%	$(14,319)	(2.8)%
Impact of derivative settlements	31,561	6.2	94,685	18.6	4,895	0.9	14,682	2.9
Increase (decrease) in net income before taxes	$ 12,217	2.4 %	$ 63,037	12.4 %	$ 122	0.0 %	$ 363	0.1 %
Increase (decrease) in basic and diluted earnings per share	$ 0.25		$ 1.27		$ 0.00		$ 0.01	
	Year ended December 31, 2021							
Effect on earnings:								
Decrease in pre-tax net income before impact of derivative settlements	$ (55,957)	(11.1)%	$(103,742)	(20.7)%	$ (6,020)	(1.2)%	$(18,063)	(3.6)%
Impact of derivative settlements	43,059	8.6	129,176	25.7	5,961	1.2	17,884	3.6
Increase (decrease) in net income before taxes	$ (12,898)	(2.5)%	$ 25,434	5.0 %	$ (59)	— %	$ (179)	— %
Increase (decrease) in basic and diluted earnings per share	$ (0.25)		$ 0.50		$ (0.00)		$ (0.00)	

Financial Statement Impact – Derivatives

For a table summarizing the effect of derivative instruments in the consolidated statements of income, including the components of "derivative market value adjustments and derivative settlements, net" included in the consolidated statements of income, see note 6 of the notes to consolidated financial statements included in this report.

Based on AGM's interest rate swaps outstanding as of December 31, 2022 used to hedge loans earning fixed rate floor income, if the forward interest rate curve was 50 basis points lower for the remaining duration of these derivatives, we would have been required to pay $29.3 million in additional variation margin. In addition, if the forward basis curve between one-month and three-month LIBOR experienced a ten-basis point reduction in spread for the remaining duration of AGM's 1:3 Basis Swaps (in which the Company pays one month LIBOR and receives three month LIBOR), we would have been required to pay $7.7 million in additional variation margin.

Interest Rate Risk - Nelnet Bank

To manage Nelnet Bank's risk from fluctuations in market interest rates, the Company actively monitors interest rates and other interest sensitive components to minimize the impact that changes in interest rates have on the fair value of assets, net income, and cash flow. To achieve this objective, the Company manages and mitigates Nelnet Bank's exposure to fluctuations in market interest rates through several techniques, including managing the maturity, repricing, and mix of fixed and variable rate assets and liabilities.

The following table presents Nelnet Bank's loan assets, asset-backed security investments, and deposits by rate characteristics:

| | As of December 31, 2022 | | As of December 31, 2021 | |
	Dollars	Percent	Dollars	Percent
Fixed-rate loan assets	$ 341,776		$ 191,410	
Fixed-rate investments	123,809		3,937	
Total fixed-rate assets	465,585	52.2 %	195,347	38.8 %
Variable-rate loan assets	78,019		66,491	
Variable-rate investments	347,559		241,038	
Total variable rate assets	425,578	47.8	307,529	61.2
Total assets	$ 891,163	100.0 %	$ 502,876	100.0 %
Fixed-rate deposits	$ 336,040	42.6 %	$ 344,315	80.9 %
Variable-rate deposits	453,604	57.4	81,085	19.1
Total deposits	$ 789,644	100.0 %	$ 425,400	100.0 %

Interest Rate and Market Risk - Investments

The following table presents the rates earned on the Company's available-for-sale debt securities (investments) and debt facilities used to fund a portion of such investments. The table below excludes the available-for-sale debt securities (investments) held by Nelnet Bank.

| | Year ended December 31, | | | | | |
| | 2022 | | | 2021 | | |
	Average balance	Interest income/ expense	Average yields/ rates	Average balance	Interest income/ expense	Average yields/ rates
Investments:						
Asset-backed securities available-for-sale (a)(b)	$ 1,303,731	35,516	2.72 %	$ 587,736	7,409	1.26 %
Debt funding asset-backed securities available-for-sale:						
Participation agreement - variable rate	$ 349,486	9,617	2.75 %	$ 152,196	1,176	0.77 %
Repurchases agreements - variable rate	481,782	12,355	2.56	223,792	1,558	0.70
	$ 831,268	21,972	2.64	$ 375,988	2,734	0.73

(a) The Company has repurchased certain of its own FFELP asset-backed securities (bonds and notes payable) in the secondary market. For accounting purposes, these notes are eliminated in consolidation and are not included in the Company's consolidated financial statements. However, these securities remain legally outstanding at the trust level and the Company could sell these notes to third parties or redeem the notes at par as cash is generated by the trust estate. Upon a sale of these notes to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. The table above includes these repurchased bonds.

(b) The majority of the Company's asset-backed securities earn floating rates with expected returns of approximately LIBOR + 100 to 350 basis points to maturity. As of December 31, 2022, $374.0 million (par value) of the Company's asset-backed securities earn a weighted average fixed rate of 3.44%.

The Company's portfolio of asset-backed securities has limited liquidity, and the Company could incur a significant loss if the investments were sold prior to maturity at an amount less than the original purchase price. As of December 31, 2022, the net unrealized losses on the Company's available-for-sale debt securities was $52.6 million, and the aggregate fair value of available-for-sale debt securities with unrealized losses was $1.2 billion. The Company currently has the intent and ability to retain these investments, and none of the unrealized losses were due to credit losses. See note 7 of the notes to consolidated financial statements included in this report for additional information.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the consolidated financial statements listed under the heading "(a) 1. Consolidated Financial Statements" of Item 15 of this report, which consolidated financial statements are incorporated into this report by reference in response to this Item 8.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's principal executive and principal financial officers, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2022. Based on this evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fiscal quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) for the Company. The Company's internal control system is designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 based on the criteria for effective internal control described in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2022, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report included herein.

Inherent Limitations on Effectiveness of Internal Controls

The Company's management, including the chief executive and chief financial officers, understands that the disclosure controls and procedures and internal control over financial reporting are subject to certain limitations, including the exercise of judgment in designing, implementing, and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nelnet, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Nelnet, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 28, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Lincoln, Nebraska
February 28, 2023

ITEM 9B. OTHER INFORMATION

During the fourth quarter of 2022, no information was required to be disclosed in a report on Form 8-K, but not reported.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item will be included in the Company's definitive Proxy Statement to be filed on Schedule 14A with the SEC, no later than 120 days after the end of the Company's fiscal year, relating to the Company's 2023 Annual Meeting of Shareholders scheduled to be held on May 18, 2023 (the "Proxy Statement"), and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in the Proxy Statement, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table summarizes information about compensation plans under which equity securities are authorized for issuance.

Equity Compensation Plan Information

	As of December 31, 2022		
Plan category	Number of shares to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	—	—	1,233,938 (1)
Equity compensation plans not approved by shareholders	—	—	—
Total	—	—	1,233,938

(1)   Includes 869,596, 21,617, and 342,725 shares of Class A Common Stock remaining available for future issuance under the Nelnet, Inc. Restricted Stock Plan, Nelnet, Inc. Directors Stock Compensation Plan, and Nelnet, Inc. Employee Share Purchase Plan, respectively.

The remaining information required by this Item will be included in the Proxy Statement, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in the Proxy Statement, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will be included in the Proxy Statement, and is incorporated herein by reference.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Consolidated Financial Statements

The following consolidated financial statements of Nelnet, Inc. and its subsidiaries and the Report of Independent Registered Public Accounting Firm thereon are included in Item 8 above:

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2022 and 2021	F-4
Consolidated Statements of Income for the years ended December 31, 2022, 2021, and 2020	F-5
Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021, and 2020	F-6
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2022, 2021, and 2020	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020	F-8
Notes to Consolidated Financial Statements	F-10

2. Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits

The exhibits listed in the accompanying index to exhibits are filed, furnished, or incorporated by reference as part of this report.

(b) Exhibits

Exhibit Index

Exhibit No.	Description
3.1	Composite Third Amended and Restated Articles of Incorporation of Nelnet, Inc., as amended through August 8, 2022, filed as Exhibit 3.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and incorporated herein by reference.
3.2	Ninth Amended and Restated Bylaws of Nelnet, Inc., as amended as of May 24, 2018, filed as Exhibit 3.2 to the registrant's Current Report on Form 8-K filed on May 24, 2018 and incorporated herein by reference.
4.1 *	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934.
4.2	Form of Class A Common Stock Certificate of Nelnet, Inc., filed on November 24, 2003 as Exhibit 4.1 to the registrant's Registration Statement on Form S-1 (Registration No. 333-108070) and incorporated herein by reference.
4.3	Certain instruments, including indentures of trust, defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries, none of which instruments authorizes a total amount of indebtedness thereunder in excess of 10% of the total assets of the registrant and its subsidiaries on a consolidated basis, are omitted from this Exhibit Index pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. Certain of such instruments have been previously filed with the Securities and Exchange Commission, and the registrant hereby agrees to furnish a copy of any such instrument to the Commission upon request.
4.4	Registration Rights Agreement, dated as of December 16, 2003, by and among Nelnet, Inc. and the shareholders of Nelnet, Inc. signatory thereto, filed on November 24, 2003 as Exhibit 4.11 to the registrant's Registration Statement on Form S-1 (Registration No. 333-108070) and incorporated herein by reference.
10.1	Composite Form of Amended and Restated Participation Agreement, dated as of June 1, 2001, between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company, as amended by the First Amendment thereto dated as of December 19, 2001 through the Cancellation of the Fifteenth Amendment thereto dated as of March 16, 2011 (such Participation Agreement and each amendment through the Cancellation of the Fifteenth Amendment thereto have been previously filed as set forth in the Exhibit Index for the registrant's Annual Report on Form 10-K for the year ended December 31, 2012, and are incorporated herein by reference), filed as Exhibit 10.1 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated herein by reference.

10.2	Sixteenth Amendment of Amended and Restated Participation Agreement, dated as of March 23, 2012, by and between Union Bank and Trust Company and National Education Loan Network, Inc., filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and incorporated herein by reference.
10.3	Seventeenth Amendment of Amended and Restated Participation Agreement, dated as of August 1, 2019, by and between Union Bank and Trust Company and National Education Loan Network, Inc., filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 and incorporated herein by reference.
10.4	Guaranteed Purchase Agreement, dated as of March 19, 2001, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company, filed on September 25, 2003 as Exhibit 10.36 to the registrant's Registration Statement on Form S-1 (Registration No. 333-108070) and incorporated herein by reference.
10.5	First Amendment of Guaranteed Purchase Agreement, dated as of February 1, 2002, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company, filed on September 25, 2003 as Exhibit 10.37 to the registrant's Registration Statement on Form S-1 (Registration No. 333-108070) and incorporated herein by reference.
10.6	Second Amendment of Guaranteed Purchase Agreement, dated as of December 1, 2002, by and between Nelnet, Inc. (f/k/a/ NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company, filed on September 25, 2003 as Exhibit 10.38 to the registrant's Registration Statement on Form S-1 (Registration No. 333-108070) and incorporated herein by reference.
10.7	Guaranteed Purchase Agreement, dated as of September 1, 2010, by and between Nelnet, Inc. and Union Bank and Trust Company, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 and incorporated herein by reference.
10.8	First Amendment of Guaranteed Purchase Agreement, dated as of March 22, 2011, by and between Nelnet, Inc. and Union Bank and Trust Company, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference.
10.9	Amendment of Agreements dated as of February 4, 2005, by and between National Education Loan Network, Inc. and Union Bank and Trust Company, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on February 10, 2005 and incorporated herein by reference.
10.10+	Nelnet, Inc. Employee Share Purchase Plan, as amended through March 17, 2011, filed as Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference.
10.11	Office Building Lease dated June 21, 1996 between Miller & Paine and Union Bank and Trust Company, filed as Exhibit 10.3 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated herein by reference.
10.12	Amendment to Office Building Lease dated June 11, 1997 between Miller & Paine and Union Bank and Trust Company, filed as Exhibit 10.4 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated herein by reference.
10.13	Lease Amendment Number Two dated February 8, 2001 between Miller & Paine and Union Bank and Trust Company, filed as Exhibit 10.5 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated herein by reference.
10.14	Lease Amendment Number Three dated May 23, 2005 between Miller & Paine, LLC and Union Bank and Trust Company, filed as Exhibit 10.6 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated herein by reference.
10.15	Lease Amendment Number Four dated November 13, 2007 between M & P Building, LLC and Union Bank and Trust Company, filed as Exhibit 10.14 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference.
10.16	Lease Amendment Number Five entered into in September 2008 between M & P Building, LLC and Union Bank and Trust Company, filed as Exhibit 10.15 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference.
10.17	Lease Amendment Number Six dated December 15, 2017 between Nelnet Real Estate Ventures, Inc. and Union Bank and Trust Company, filed as Exhibit 10.16 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference.

10.18#	Office Building Lease dated January 5, 2021 between Union Bank and Trust Company and National Education Loan Network, filed as Exhibit 10.13 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
10.19+	Nelnet, Inc. Restricted Stock Plan, as amended through May 22, 2014, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 28, 2014 and incorporated herein by reference.
10.20+	Amendment to Nelnet, Inc. Restricted Stock Plan, effective as of February 11, 2020, filed as Exhibit 10.21 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2019 and incorporated herein by reference.
10.21+	Nelnet, Inc. Directors Stock Compensation Plan, as amended through March 21, 2018, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 24, 2018 and incorporated herein by reference.
10.22+	Nelnet, Inc. Executive Officers Incentive Compensation Plan, effective as of January 1, 2019, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 23, 2019 and incorporated herein by reference.
10.23	Loan Purchase Agreement, dated as of November 25, 2008, by and between Nelnet Education Loan Funding, Inc., f/k/a NEBHELP, INC., acting, where applicable, by and through Wells Fargo Bank, National Association, not individually but as Eligible Lender Trustee for the Seller under the Warehouse Agreement or Eligible Lender Trust Agreement, and Union Bank and Trust Company, acting in its individual capacity and as trustee, filed as Exhibit 10.71 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference.
10.24	Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and incorporated herein by reference.
10.25	Modification of Contract dated effective as of June 17, 2014 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on June 18, 2014 and incorporated herein by reference.
10.26	Modification of Contract dated effective as of September 1, 2014 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on September 2, 2014 and incorporated herein by reference.
10.27	Modification of Contract dated effective as of June 16, 2019 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 17, 2019 and incorporated herein by reference.
10.28	Modification of Contract dated effective as of November 25, 2019 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on November 27, 2019 and incorporated herein by reference.
10.29	Modification of Contract dated effective as of December 15, 2020 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on December 15, 2020 and incorporated herein by reference.
10.30	Form of Modification of Contract dated effective as of June 15, 2021 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on June 10, 2021 and incorporated herein by reference.
10.31	Form of Modification of Contract entered into on September 24, 2021 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on September 27, 2021 and incorporated herein by reference.
10.32	Form of Modification of Contract entered into December 29, 2021 for Student Loan Servicing Contract between the United States Department of Education and Nelnet Servicing, LLC, filed as Exhibit 10.32 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
10.33	Student Loan Servicing Contract between the United States Department of Education and Great Lakes Educational Loan Services, Inc., filed as Exhibit 10.6 to the registrant's Current Report on Form 8-K filed on May 17, 2019 and incorporated herein by reference.
10.34	Modification of Contract dated effective as of May 21, 2014 for Student Loan Servicing Contract between the United States Department of Education and Great Lakes Educational Loan Services, Inc., filed as Exhibit 10.7 to the registrant's Current Report on Form 8-K filed on May 17, 2019 and incorporated herein by reference.

10.35	Modification of Contract dated effective as of September 1, 2014 for Student Loan Servicing Contract between the United States Department of Education and Great Lakes Educational Loan Services, Inc., filed as Exhibit 10.8 to the registrant's Current Report on Form 8-K filed on May 17, 2019 and incorporated herein by reference.
10.36	Modification of Contract dated effective as of June 16, 2019 for Student Loan Servicing Contract between the United States Department of Education and Great Lakes Educational Loan Services, Inc., filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on May 17, 2019 and incorporated herein by reference.
10.37	Modification of Contract dated effective as of November 25, 2019 for Student Loan Servicing Contract between the United States Department of Education and Great Lakes Educational Loan Services, Inc., filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on November 27, 2019 and incorporated herein by reference.
10.38	Modification of Contract dated effective as of December 15, 2020 for Student Loan Servicing Contract between the United States Department of Education and Great Lakes Educational Loan Services, Inc., filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on December 15, 2020 and incorporated herein by reference.
10.39	Form of Modification of Contract dated effective as of June 15, 2021 for Student Loan Servicing Contract between the United States Department of Education and Great Lakes Educational Loan Services, Inc., filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on June 10, 2021 and incorporated herein by reference.
10.40	Form of Modification of Contract entered into on September 24, 2021 for Student Loan Servicing Contract between the United States Department of Education and Great Lakes Educational Loan Services, Inc., filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on September 27, 2021 and incorporated herein by reference.
10.41	Form of Modification of Contract entered into on January 7, 2022 for Student Loan Servicing Contract between the United States Department of Education and Great Lakes Educational Loan Services, Inc., filed as Exhibit 10.41 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
10.42	Management Agreement, dated effective as of May 1, 2011, by Whitetail Rock Capital Management, LLC and Union Bank and Trust Company, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference.
10.43	Management Agreement, dated effective as of January 20, 2012, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.58 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2011 and incorporated herein by reference.
10.44	Management Agreement, dated effective as of October 27, 2015, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.25 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2015 and incorporated herein by reference.
10.45#	Appendix A, dated July 29, 2020, to Management Agreement dated effective as of October 27, 2015, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.
10.46	Management Agreement, dated effective as of January 4, 2016, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 and incorporated herein by reference.
10.47	Management Agreement, dated effective as of March 23, 2017, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 and incorporated herein by reference.
10.48	Amended Appendix A, dated May 8, 2019, to Management Agreement, dated effective as of March 23, 2017, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 and incorporated herein by reference.
10.49#	Amended Appendix A, dated July 29, 2020, to Management Agreement dated effective as of March 23, 2017, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.
10.50#	Management Agreement dated effective as of July 29, 2020, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.

10.51	Investment Management Agreement, dated effective as of February 10, 2012, by and among Whitetail Rock SLAB Fund I, LLC, Whitetail Rock Fund Management, LLC, and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and incorporated herein by reference.
10.52	Investment Management Agreement, dated effective as of February 14, 2013, by and among Whitetail Rock SLAB Fund III, LLC, Whitetail Rock Fund Management, LLC, and Whitetail Rock Capital Management, LLC, filed as Exhibit 10.31 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated herein by reference.
10.53	Form of Custodian Agreement for Whitetail Rock SLAB Funds by and among the Fund, Whitetail Rock Fund Management, LLC, and Union Bank and Trust Company, filed as Exhibit 10.27 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated herein by reference.
10.54	Form of Administrative Services Agreement for Whitetail Rock SLAB Funds by and among the Fund, Whitetail Rock Fund Management, LLC, Adminisystems, Inc., and Union Bank and Trust Company, filed as Exhibit 10.28 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated herein by reference.
10.55	Subordination Agreement effective as of July 26, 2019, by and between Union Bank and Trust Company, Nelnet, Inc., and Agile Sports Technologies, Inc., filed as Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 and incorporated herein by reference.
10.56#	Third Amended and Restated Credit Agreement dated as of September 22, 2021, among Nelnet, Inc., U.S. Bank National Association, as Administrative Agent; Wells Fargo Bank, National Association, as Syndication Agent; Royal Bank of Canada, as Documentation Agent, U.S. Bank National Association and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Book Runners; and various lender parties thereto, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on September 22, 2021 and incorporated herein by reference.
10.57	Third Amended and Restated Guaranty dated as of September 22, 2021, by each of the subsidiaries of Nelnet, Inc. signatories thereto, in favor of U.S. Bank National Association, as Administrative Agent, filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on September 22, 2021 and incorporated herein by reference.
10.58	Guaranty Supplement to the Third Amended and Restated Guaranty, dated as of July 27, 2022, in favor of U.S. Bank National Association, as Administrative Agent, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and incorporated herein by reference.
10.59	Aircraft Joint Ownership Agreement dated as of January 1, 2019, by and between National Education Loan Network, Inc. and MSD711, LLC, filed as Exhibit 10.43 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2018 and incorporated herein by reference.
10.60	Aircraft Management Agreement, dated as of January 1, 2019, by and between Duncan Aviation, Inc. and National Education Loan Network, Inc. and MSD711, LLC, filed as Exhibit 10.44 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2018 and incorporated herein by reference.
10.61	Amended and Restated Consulting and Services Agreement made and entered into as of October 1, 2013, by and between Nelnet, Inc. and Union Bank and Trust Company, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and incorporated herein by reference.
10.62	Master Private Loan Program Agreement dated as of August 22, 2018, by and between Union Bank and Trust Company and Nelnet, Inc., filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 and incorporated herein by reference.
10.63±	Education Loan Marketing Agreement dated as of August 22, 2018, by and between Nelnet Consumer Finance, Inc. and Union Bank and Trust Company, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 and incorporated herein by reference.
10.64±	Private Student Loan Origination and Servicing Agreement dated as of August 22, 2018, by and between Nelnet Servicing, LLC, d/b/a Firstmark Services, and Union Bank and Trust Company, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 and incorporated herein by reference.
10.65±±	Private Student Loan Purchase Agreement dated as of November 19, 2019, by and among National Education Loan Network, Inc., as Purchaser, Union Bank and Trust Company, as Purchaser Lender Trustee, and Union Bank and Trust Company, as Seller, filed as Exhibit 10.56 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2019 and incorporated herein by reference.

10.66   Private Loan Sale Agreement dated as of October 9, 2014, by and between Nelnet, Inc. and Union Bank and Trust Company, filed as Exhibit 10.47 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated herein by reference.

10.67   Private Student Loan Servicing Agreement dated as of October 9, 2014, by and between Nelnet Servicing, LLC and Union Bank and Trust Company, filed as Exhibit 10.48 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated herein by reference.

10.68   First Amendment of Loan Servicing Agreement dated as of September 27, 2013, by and between Nelnet, Inc. and Union Bank and Trust Company, filed as Exhibit 10.49 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated herein by reference.

10.69   Private Loan Servicing Letter Agreement dated as of February 27, 2017, by and between Nelnet Servicing, LLC and Union Bank and Trust Company, filed as Exhibit 10.54 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference.

10.70   Form of Trust/Custodial/Safekeeping Agreement by and between National Education Loan Network, Inc., as Principal, and Union Bank and Trust Company, as Trustee, filed as Exhibit 10.55 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference.

10.71   Form of Special Investment Directions by National Education Loan Network, Inc. and its affiliates, as Principal under the Form of Trust/Custodial/Safekeeping Agreement between Principal and Union Bank and Trust Company, as Trustee, filed as Exhibit 10.56 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference.

10.72   Loan Participation Agreement dated as of January 1, 2018 between Union Bank and Trust Company and Union Bank and Trust Company as trustee for National Education Loan Network, Inc., filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 and incorporated herein by reference.

10.73   Amended and Restated Trust Agreement dated as of December 21, 2018 among Nelnet Private Student Loan Financing Corporation, as Depositor, Union Bank and Trust Company, as Trustee, and U.S. Bank Trust National Association, as Delaware Trustee, filed as Exhibit 10.57 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2018 and incorporated herein by reference.

10.74±±   Amended and Restated Trust Agreement, dated effective as of January 11, 2019, by and among Nelnet Private Student Loan Financing Corporation, as Depositor, Union Bank and Trust Company, as Trustee, National Education Loan Network, Inc., as Administrator, and U.S. Bank Trust National Association, as Delaware Trustee, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 and incorporated herein by reference.

10.75±±   Interim Trust Agreement, dated effective as of January 11, 2019, by and among ACM F Acquisition, LLC, as ACM Seller, National Education Loan Network, Inc., as NELN Seller, and Union Bank and Trust Company, as Interim Trustee, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 and incorporated herein by reference.

10.76   SLABS Participation Agreement, dated effective as of May 5, 2020, by and between National Education Loan Network, Inc., and Union Bank and Trust Company, as Trustee, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.

10.77   First Amendment of SLABS Participation Agreement, dated effective as of October 1, 2021, by and between National Education Loan Network, Inc., and Union Bank and Trust Company, as Trustee, filed as Exhibit 10.77 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.

10.78   Parent Company Agreement, dated as of June 26, 2020, by and among the Federal Deposit Insurance Corporation, Nelnet, Inc., Michael Dunlap, and Nelnet Bank, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.

10.79   Capital and Liquidity Maintenance Agreement, dated as of June 26, 2020, by and among the Federal Deposit Insurance Corporation, Nelnet, Inc., Michael Dunlap, and Nelnet Bank, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.

10.80++   Master Agreement entered into as of October 1, 2020, by and among SDC Allo Holdings, LLC, Nelnet, Inc., and ALLO Communications LLC, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and incorporated herein by reference.

10.81++   Membership Unit Purchase Agreement, dated as of October 1, 2020, by and among SDC Allo Holdings, LLC, Nelnet, Inc., and ALLO Communications LLC, filed as Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and incorporated herein by reference.

10.82	Omnibus Amendment dated as of October 15, 2020 to the Master Agreement and the Membership Unit Purchase Agreement, by and among SDC Allo Holdings, LLC, Nelnet, Inc., and ALLO Communications LLC, filed as Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and incorporated herein by reference.
10.83±±	Form of Amended & Restated Limited Liability Company Operating Agreement for solar energy investments managed by a subsidiary of Nelnet, Inc. and in which certain parties referred to therein with other relationships with Nelnet, Inc. have participated, filed as Exhibit 10.83 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
10.84±±	Form of Management Agreement for solar energy investments managed by a subsidiary of Nelnet, Inc. and in which certain parties referred to therein with other relationships with Nelnet, Inc. have participated, filed as Exhibit 10.84 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
21.1*	Subsidiaries of Nelnet, Inc.
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Executive Officer Jeffrey R. Noordhoek.
31.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Financial Officer James D. Kruger.
32**	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*   Filed herewith

**   Furnished herewith

+   Indicates a management contract or compensatory plan or arrangement contemplated by Item 15(a)(3) of Form 10-K.

++   Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments to the exhibit have been omitted. The exhibit is not intended to be, and should not be relied upon as, including disclosures regarding any facts and circumstances relating to the registrant or any of its subsidiaries or affiliates. The exhibit contains representations and warranties by the registrant and the other parties that were made only for purposes of the agreement set forth in the exhibit and as of specified dates. The representations, warranties, and covenants in the agreement were made solely for the benefit of the parties to the agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts), and may apply contractual standards of materiality or material adverse effect that generally differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the agreement, which subsequent information may or may not be fully reflected in the registrant's public disclosures.

±   Certain portions of this exhibit have been redacted and are subject to a confidential treatment order granted by the U.S. Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

±±   Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

Schedules, exhibits, and similar attachments to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

ITEM 16. FORM 10-K SUMMARY

The Company has elected not to include an optional summary of information required by Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2023

<table>
<tr><td></td><td>NELNET, INC.</td></tr>
<tr><td>By:</td><td>/s/ JEFFREY R. NOORDHOEK</td></tr>
<tr><td>Name:</td><td>Jeffrey R. Noordhoek</td></tr>
<tr><td>Title:</td><td>Chief Executive Officer</td></tr>
<tr><td></td><td>(Principal Executive Officer)</td></tr>
</table>

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JEFFREY R. NOORDHOEK Jeffrey R. Noordhoek	Chief Executive Officer (Principal Executive Officer)	February 28, 2023
/s/ JAMES D. KRUGER James D. Kruger	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 28, 2023
/s/ MICHAEL S. DUNLAP Michael S. Dunlap	Executive Chairman	February 28, 2023
/s/ PREETA D. BANSAL Preeta D. Bansal	Director	February 28, 2023
/s/ MATTHEW W. DUNLAP Matthew W. Dunlap	Director	February 28, 2023
/s/ KATHLEEN A. FARRELL Kathleen A. Farrell	Director	February 28, 2023
/s/ DAVID S. GRAFF David S. Graff	Director	February 28, 2023
/s/ THOMAS E. HENNING Thomas E. Henning	Director	February 28, 2023
/s/ ADAM K. PETERSON Adam K. Peterson	Director	February 28, 2023
/s/ KIMBERLY K. RATH Kimberly K. Rath	Director	February 28, 2023
/s/ JONA M. VAN DEUN Jona M. Van Deun	Director	February 28, 2023

NELNET, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nelnet, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nelnet, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the Allowance for loan losses

As discussed in Note 4 to the consolidated financial statements, the Company's allowance for loan losses as of December 31, 2022, was $131.8 million, of which $83.6 million related to the Company's allowance for loan losses on Non-Nelnet Bank federally insured loans and $15.4 million related to the Company's allowance for loan losses on Non-Nelnet Bank private education loans, collectively, the allowance for loan losses (the ALL). The ALL is the measure of expected credit losses on a pooled basis for those loans that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The Company estimated the ALL using an undiscounted cash flow model. The Company's methodology is based on relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. For the undiscounted cash flow models, the expected credit losses are the product of multiplying the Company's estimates of probability of default (PD), loss given default (LGD), and the exposure at default over the expected life of the loans. The undiscounted cash flow model incorporates probability weighted economic forecast scenarios and macroeconomic assumptions over the reasonable and supportable forecast periods. After the reasonable and supportable forecast periods, the Company reverts on a straight-line basis over the reversion period to its historical loss rates, evaluated over the historical observation period, for the remaining life of the loans.

All such periods are established for each portfolio segment. A portion of the ALL is comprised of qualitative adjustments to historical loss experience.

We identified the assessment of the ALL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the ALL methodology, including the methods, models, and significant assumptions used to estimate the PD and LGD. Such assumptions included segmentation of loans with similar risk characteristics, the economic forecast scenario and macroeconomic assumptions, the reasonable and supportable forecast periods, and the historical observation period. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the ALL estimate, including controls over the:

- development of the ALL methodology
- continued use and appropriateness of changes made to PD and LGD models
- identification and determination of the significant assumptions used in the PD and LGD models
- performance monitoring of the PD and LGD models
- analysis of the ALL results, trends, and ratios.

We evaluated the Company's process to develop the ALL estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's ALL methodology for compliance with U.S. generally accepted accounting principles
- evaluating judgments made by the Company relative to the assessment and performance testing of the PD and LGD models by comparing them to relevant Company-specific metrics and trends and the applicable industry practices
- assessing the conceptual soundness and performance testing of the PD and LGD models by inspecting the model documentation to determine whether the models are suitable for their intended use
- evaluating the selection of the economic forecast scenarios and underlying assumptions by comparing it to the Company's business environment and relevant industry practices
- evaluating the historical observation period and reasonable and supportable forecast periods by comparing to specific portfolio risk characteristics and trends
- determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company's business environment and relevant industry practices.

We also assessed the cumulative results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the ALL estimate by evaluating the:

- cumulative results of the audit procedures
- qualitative aspects of the Company's accounting practices
- potential bias in the accounting estimates.

/s/ KPMG LLP

We have served as the Company's auditor since 1998.

Lincoln, Nebraska
February 28, 2023

NELNET, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31, 2022 and 2021

	2022	2021
	(Dollars in thousands, except share data)	
Assets:		
Loans and accrued interest receivable (net of allowance for loan losses of $131,827 and $127,113, respectively)	$ 15,243,889	18,335,197
Cash and cash equivalents:		
Cash and cash equivalents - not held at a related party	24,584	30,128
Cash and cash equivalents - held at a related party	93,562	95,435
Total cash and cash equivalents	118,146	125,563
Investments and notes receivable	2,111,917	1,588,919
Restricted cash	945,159	741,981
Restricted cash - due to customers	294,311	326,645
Accounts receivable (net of allowance for doubtful accounts of $3,079 and $1,160, respectively)	194,851	163,315
Goodwill	176,902	142,092
Intangible assets, net	63,501	52,029
Property and equipment, net	122,526	119,413
Other assets	102,842	82,887
Total assets	$ 19,374,044	21,678,041
Liabilities:		
Bonds and notes payable	$ 14,637,195	17,631,089
Accrued interest payable	36,049	4,566
Bank deposits	691,322	344,315
Other liabilities	461,259	379,231
Due to customers	348,317	366,002
Total liabilities	16,174,142	18,725,203
Commitments and contingencies		
Equity:		
Nelnet, Inc. shareholders' equity:		
Preferred stock, $0.01 par value. Authorized 50,000,000 shares; no shares issued or outstanding	—	—
Common stock:		
Class A, $0.01 par value. Authorized 600,000,000 shares; issued and outstanding 26,461,651 shares and 27,239,654 shares, respectively	265	272
Class B, convertible, $0.01 par value. Authorized 60,000,000 shares; issued and outstanding 10,668,460 shares and 10,676,642 shares, respectively	107	107
Additional paid-in capital	1,109	1,000
Retained earnings	3,234,844	2,940,523
Accumulated other comprehensive (loss) earnings, net	(37,366)	9,304
Total Nelnet, Inc. shareholders' equity	3,198,959	2,951,206
Noncontrolling interests	943	1,632
Total equity	3,199,902	2,952,838
Total liabilities and equity	$ 19,374,044	21,678,041
Supplemental information - assets and liabilities of consolidated education and other lending variable interest entities:		
Loans and accrued interest receivable	$ 14,585,491	17,981,414
Restricted cash	867,961	674,073
Bonds and notes payable	(14,233,586)	(17,462,456)
Accrued interest payable and other liabilities	(145,309)	(36,276)
Net assets of consolidated education and other lending variable interest entities	$ 1,074,557	1,156,755

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended December 31, 2022, 2021, and 2020

		2022	2021	2020
		(Dollars in thousands, except share data)		
Interest income:				
Loan interest	$	651,205	482,337	595,113
Investment interest		91,601	41,498	24,543
Total interest income		742,806	523,835	619,656
Interest expense on bonds and notes payable and bank deposits		430,137	176,233	330,071
Net interest income		312,669	347,602	289,585
Less provision (negative provision) for loan losses		46,441	(12,426)	63,360
Net interest income after provision for loan losses		266,228	360,028	226,225
Other income (expense):				
Loan servicing and systems revenue		535,459	486,363	451,561
Education technology, services, and payment processing revenue		408,543	338,234	282,196
Communications revenue		—	—	76,643
Solar construction revenue		24,543	—	—
Other, net		25,486	78,681	57,561
Gain on sale of loans, net		2,903	18,715	33,023
Gain from deconsolidation of ALLO		—	—	258,588
Impairment expense and provision for beneficial interests, net		(15,523)	(16,360)	(24,723)
Derivative market value adjustments and derivative settlements, net		264,634	71,446	(24,465)
Total other income (expense)		1,246,045	977,079	1,110,384
Cost of services:				
Cost to provide education technology, services, and payment processing services		148,403	108,660	82,206
Cost to provide communications services		—	—	22,812
Cost to provide solar construction services		19,971	—	—
Total cost of services		168,374	108,660	105,018
Operating expenses:				
Salaries and benefits		589,579	507,132	501,832
Depreciation and amortization		74,077	73,741	118,699
Other expenses		170,778	145,469	160,574
Total operating expenses		834,434	726,342	781,105
Income before income taxes		509,465	502,105	450,486
Income tax expense		113,224	115,822	100,860
Net income		396,241	386,283	349,626
Net loss attributable to noncontrolling interests		11,106	7,003	2,817
Net income attributable to Nelnet, Inc.	$	407,347	393,286	352,443
Earnings per common share:				
Net income attributable to Nelnet, Inc. shareholders - basic and diluted	$	10.83	10.20	9.02
Weighted average common shares outstanding - basic and diluted		37,603,033	38,572,801	39,059,588

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2022, 2021, and 2020

	2022		2021		2020	
			(Dollars in thousands)			
Net income		$ 396,241		386,283		349,626
Other comprehensive (loss) income:						
Net changes related to foreign currency translation adjustments	$	(9)		(10)		—
Net changes related to available-for-sale debt securities:						
Unrealized holding (losses) gains arising during period, net	(58,946)		6,921		6,637	
Reclassification of gains recognized in net income, net of losses	(5,902)		(2,695)		(2,521)	
Income tax effect	15,564	(49,284)	(1,014)	3,212	(986)	3,130
Net changes related to equity method investee's other comprehensive income:						
Gain on cash flow hedges	3,452		—		—	
Income tax effect	(829)	2,623	—	—	—	—
Other comprehensive (loss) income		(46,670)		3,202		3,130
Comprehensive income		349,571		389,485		352,756
Comprehensive loss attributable to noncontrolling interests		11,106		7,003		2,817
Comprehensive income attributable to Nelnet, Inc.		$ 360,677		396,488		355,573

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

Years ended December 31, 2022, 2021, and 2020

		Nelnet, Inc. Shareholders									
	Preferred stock shares	Common stock shares		Preferred stock	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) earnings	Noncontrolling interests	Total equity
		Class A	Class B								
				(Dollars in thousands, except share data)							
Balance as of December 31, 2019	—	28,458,495	11,271,609	$ —	285	113	5,715	2,377,627	2,972	4,382	2,391,094
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	—	219,265	219,265
Net income (loss)	—	—	—	—	—	—	—	352,443	—	(2,817)	349,626
Other comprehensive income	—	—	—	—	—	—	—	—	3,130	—	3,130
Distribution to noncontrolling interests	—	—	—	—	—	—	—	—	—	(16,123)	(16,123)
Cash dividends on Class A and Class B common stock - $0.82 per share	—	—	—	—	—	—	—	(31,778)	—	—	(31,778)
Issuance of common stock, net of forfeitures	—	213,015	—	—	2	—	5,626	—	—	—	5,628
Compensation expense for stock based awards	—	—	—	—	—	—	7,290	—	—	—	7,290
Repurchase of common stock	—	(1,594,394)	—	—	(16)	—	(14,837)	(58,505)	—	—	(73,358)
Impact of adoption of new accounting standard	—	—	—	—	—	—	—	(18,868)	—	—	(18,868)
Conversion of common stock	—	116,038	(116,038)	—	1	(1)	—	—	—	—	—
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	(375)	—	(225)	(600)
Deconsolidation of noncontrolling interest - ALLO	—	—	—	—	—	—	—	—	—	(208,175)	(208,175)
Other equity transactions, net of costs incurred to sell shares of subsidiary	—	—	—	—	—	—	—	1,218	—	—	1,218
Balance as of December 31, 2020	—	27,193,154	11,155,571	—	272	112	3,794	2,621,762	6,102	(3,693)	2,628,349
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	—	61,087	61,087
Net income (loss)	—	—	—	—	—	—	—	393,286	—	(7,003)	386,283
Other comprehensive income	—	—	—	—	—	—	—	—	3,202	—	3,202
Distribution to noncontrolling interests	—	—	—	—	—	—	—	—	—	(48,759)	(48,759)
Cash dividends on Class A and Class B common stock - $0.90 per share	—	—	—	—	—	—	—	(34,457)	—	—	(34,457)
Issuance of common stock, net of forfeitures	—	280,845	—	—	2	—	4,827	—	—	—	4,829
Compensation expense for stock based awards	—	—	—	—	—	—	10,415	—	—	—	10,415
Repurchase of common stock	—	(713,274)	—	—	(7)	—	(18,036)	(40,068)	—	—	(58,111)
Conversion of common stock	—	478,929	(478,929)	—	5	(5)	—	—	—	—	—
Balance as of December 31, 2021	—	27,239,654	10,676,642	—	272	107	1,000	2,940,523	9,304	1,632	2,952,838
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	—	67,003	67,003
Net income (loss)	—	—	—	—	—	—	—	407,347	—	(11,106)	396,241
Other comprehensive loss	—	—	—	—	—	—	—	—	(46,670)	—	(46,670)
Distribution to noncontrolling interests	—	—	—	—	—	—	—	—	—	(56,586)	(56,586)
Cash dividends on Class A and Class B common stock - $0.98 per share	—	—	—	—	—	—	—	(36,608)	—	—	(36,608)
Issuance of common stock, net of forfeitures	—	376,348	—	—	4	—	7,477	—	—	—	7,481
Compensation expense for stock based awards	—	—	—	—	—	—	13,888	—	—	—	13,888
Repurchase of common stock	—	(1,162,533)	—	—	(11)	—	(21,256)	(76,418)	—	—	(97,685)
Conversion of common stock	—	8,182	(8,182)	—	—	—	—	—	—	—	—
Balance as of December 31, 2022	—	26,461,651	10,668,460	$ —	265	107	1,109	3,234,844	(37,366)	943	3,199,902

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2022, 2021, and 2020

	2022	2021	2020
	(Dollars in thousands)		
Net income attributable to Nelnet, Inc.	$ 407,347	393,286	352,443
Net loss attributable to noncontrolling interests	(11,106)	(7,003)	(2,817)
Net income	396,241	386,283	349,626
Adjustments to reconcile net income to net cash provided by operating activities, net of business acquisitions:			
Depreciation and amortization, including debt discounts and loan premiums and deferred origination costs	176,248	132,325	198,473
Loan discount accretion	(67,480)	(7,990)	(35,285)
Provision (negative provision) for loan losses	46,441	(12,426)	63,360
Derivative market value adjustments	(231,691)	(92,813)	28,144
Proceeds from termination of derivative instruments, net	91,786	—	—
Proceeds from (payments to) clearinghouse - initial and variation margin, net	148,691	91,294	(26,747)
Gain from deconsolidation of ALLO, including cash impact	—	—	(287,579)
Gain on sale of loans	(2,903)	(18,715)	(33,023)
Loss (gain) on investments, net	24,643	(3,811)	(14,055)
(Gain) loss from repurchases of debt, net	(1,231)	6,775	(1,924)
Proceeds from sale (purchases) of equity securities, net	42,841	(42,916)	—
Deferred income tax expense	34,640	55,622	7,974
Non-cash compensation expense	14,176	10,673	16,739
Impairment expense and provision for beneficial interests, net	15,523	16,360	24,723
Other, net	723	—	186
(Increase) decrease in loan and investment accrued interest receivable	(38,500)	1,378	(61,090)
(Increase) decrease in accounts receivable	(26,358)	(86,982)	40,880
(Increase) decrease in other assets, net	(11,275)	39,439	59,182
Decrease in the carrying amount of ROU asset, net	5,702	7,170	11,594
Increase (decrease) in accrued interest payable	31,483	(24,135)	(18,584)
Increase in other liabilities	40,001	29,775	35,907
Decrease in the carrying amount of lease liability	(5,642)	(6,978)	(9,401)
Net cash provided by operating activities	684,059	480,328	349,100
Cash flows from investing activities, net of business acquisitions:			
Purchases and originations of loans	(1,452,018)	(1,318,605)	(1,459,696)
Purchases of loans from a related party	(8,310)	(22,678)	(147,539)
Net proceeds from loan repayments, claims, and capitalized interest	4,394,183	3,103,776	2,644,347
Proceeds from sale of loans	123,129	85,906	136,126
Purchases of available-for-sale securities	(1,029,438)	(734,817)	(471,510)
Proceeds from sales of available-for-sale securities	511,124	160,976	173,784
Proceeds from and sale of beneficial interest in loan securitizations	21,531	40,602	44,213
Purchases of other investments and issuance of notes receivable	(263,346)	(253,894)	(168,216)
Proceeds from other investments	65,369	191,821	13,011
Purchases of held-to-maturity debt securities	(240)	(8,200)	—
Redemption of held-to-maturity debt securities	3,500	—	—
Purchases of property and equipment	(59,421)	(58,952)	(113,312)
Business acquisitions, net of cash and restricted cash acquired	(34,036)	—	(29,989)
Net cash provided by investing activities	$ 2,272,027	1,185,935	621,219

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	2022	2021	2020
	(Dollars in thousands)		
Cash flows from financing activities, net of business acquisitions:			
Payments on bonds and notes payable	$ (4,339,164)	(3,683,770)	(3,129,485)
Proceeds from issuance of bonds and notes payable	1,301,554	1,947,559	1,884,689
Payments of debt issuance costs	(3,795)	(7,093)	(8,674)
Increase in bank deposits, net	347,007	289,682	54,633
(Decrease) increase in due to customers	(17,670)	64,539	(136,285)
Dividends paid	(36,608)	(34,457)	(31,778)
Repurchases of common stock	(97,685)	(58,111)	(73,358)
Proceeds from issuance of common stock	1,633	1,465	1,653
Acquisition of noncontrolling interest	—	—	(600)
Issuance of noncontrolling interests	55,777	50,716	205,768
Distribution to noncontrolling interests	(3,548)	(878)	(1,088)
Net cash used in financing activities	(2,792,499)	(1,430,348)	(1,234,525)
Effect of exchange rate changes on cash	(160)	(121)	—
Net increase (decrease) in cash, cash equivalents, and restricted cash	163,427	235,794	(264,206)
Cash, cash equivalents, and restricted cash, beginning of period	1,194,189	958,395	1,222,601
Cash, cash equivalents, and restricted cash, end of period	$ 1,357,616	1,194,189	958,395
Supplemental disclosures of cash flow information:			
Cash disbursements made for interest	$ 350,662	152,173	301,570
Cash disbursements made for income taxes, net of refunds and credits received (a)	$ 57,705	18,659	29,685
Cash disbursements made for operating leases	$ 6,797	7,970	11,488
Noncash operating, investing, and financing activity:			
Business acquisition deferred purchase price	$ 5,000	—	—
ROU assets obtained in exchange for lease obligations	$ 7,728	4,228	4,282
Receipt of beneficial interest in consumer loan securitizations as consideration from sale of loans	$ 19,069	23,506	52,501
Receipt of held-to-maturity debt securities as consideration from sale of loans	$ 13,806	—	—
Distribution to noncontrolling interests	$ 53,038	47,881	15,035
Issuance of noncontrolling interests	$ 11,226	10,371	4,132

(a) For 2022, 2021, and 2020 the Company utilized $11.2 million, $34.1 million, and $53.9 million of federal and state tax credits, respectively, related primarily to renewable energy.

Supplemental disclosures of noncash activities regarding the adoption of the new accounting standard for measurement of credit losses on January 1, 2020 are contained in note 3.

Supplemental disclosures of noncash activities regarding the Company's recapitalization of ALLO in 2020 and business acquisitions during 2020 and 2022 are contained in note 2 and note 8, respectively.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheets to the total of the amounts reported in the consolidated statements of cash flows.

	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
Total cash and cash equivalents	$ 118,146	125,563	121,249	133,906
Restricted cash	945,159	741,981	553,175	650,939
Restricted cash - due to customers	294,311	326,645	283,971	437,756
Cash, cash equivalents, and restricted cash	$ 1,357,616	1,194,189	958,395	1,222,601

See accompanying notes to consolidated financial statements.

1. Description of Business

Nelnet, Inc. and its subsidiaries ("Nelnet" or the "Company") is a diverse, innovative company with a purpose to serve others and a vision to make dreams possible. The largest operating businesses engage in loan servicing and education technology, services, and payment processing, and the Company also has a significant investment in communications. A significant portion of the Company's revenue is net interest income earned on a portfolio of federally insured student loans. The Company also makes investments to further diversify both within and outside of its historical core education-related businesses including, but not limited to, investments in early-stage and emerging growth companies, real estate, and renewable energy (solar). Substantially all revenue from external customers is earned, and all long-lived assets are located, in the United States.

The Company was formed as a Nebraska corporation in 1978 to service federal student loans for two local banks. The Company built on this initial foundation as a servicer to become a leading originator, holder, and servicer of federal student loans, principally consisting of loans originated under the Federal Family Education Loan Program (FFELP or "FFEL Program") of the U.S. Department of Education (the "Department").

The Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Act of 2010") discontinued new loan originations under the FFEL Program, effective July 1, 2010, and requires all new federal student loan originations be made directly by the Department through the Federal Direct Loan Program. This law does not alter or affect the terms and conditions of existing FFELP loans. As a result of the Reconciliation Act of 2010, the Company no longer originates FFELP loans. However, a significant portion of the Company's income continues to be derived from its existing FFELP student loan portfolio. Interest income on the Company's existing FFELP loan portfolio will decline over time as the portfolio is paid down. Since all FFELP loans will eventually run off, a key objective of the Company is to maximize the amount and timing of cash flows generated from its FFELP portfolio and reposition itself for the post-FFELP environment. To reduce its reliance on interest income from FFELP loans, the Company has expanded its services and products. This expansion has been accomplished through internal growth and innovation as well as business and certain investment acquisitions. The Company is also actively expanding its private education, consumer, and other loan portfolios, and in November 2020 launched Nelnet Bank (as further explained below). In addition, the Company has been servicing federally owned student loans for the Department since 2009.

The Company's reportable operating segments include:

- Loan Servicing and Systems (LSS)
- Education Technology, Services, and Payment Processing (ETS&PP)
- Asset Generation and Management (AGM)
- Nelnet Bank
- Communications

A description of each reportable operating segment is included below. See note 17 for additional information on the Company's segment reporting.

Loan Servicing and Systems

The primary service offerings of the Loan Servicing and Systems reportable operating segment (known as Nelnet Diversified Services (NDS)) include:

- Servicing federally owned student loans for the Department
- Servicing FFELP loans
- Originating and servicing private education and consumer loans
- Backup servicing for FFELP, private education, and consumer loans
- Providing student loan servicing software and other information technology products and services
- Providing outsourced services including call center, processing, and technology services

LSS provides for the servicing of the Company's student loan portfolio and the portfolios of third parties. The loan servicing activities include loan conversion activities, application processing, borrower updates, customer service, payment processing, due diligence procedures, funds management reconciliations, and claim processing. These activities are performed internally for the Company's portfolio, in addition to generating external fee revenue when performed for third-party clients. In addition, LSS provides backup servicing to third parties, which allows a transfer of the customer's servicing volume to the Company's platform and becoming a full servicing customer if their existing servicer cannot perform their duties.

Nelnet Servicing, LLC ("Nelnet Servicing") and Great Lakes Educational Loan Services, Inc. ("Great Lakes"), subsidiaries of the Company, are two of the current six private sector entities that have student loan servicing contracts with the Department to provide servicing capacity for loans owned by the Department.

This segment also provides student loan servicing software, which is used internally and licensed to third-party student loan holders and servicers. These software systems have been adapted so that they can be offered as hosted servicing software solutions usable by third parties to service various types of student loans, including Federal Direct Loan Program and FFEL Program loans.

This segment also provides business process outsourcing primarily specializing in contact center management. The contact center solutions and services include taking inbound calls, helping with outreach campaigns and sales, interacting with customers through multi-channels, and processing and technology services.

Education Technology, Services, and Payment Processing

The Education Technology, Services, and Payment Processing reportable operating segment (known as Nelnet Business Services (NBS)) provides education services, payment technology, and community management solutions for K-12 schools, higher education institutions, churches, and businesses in the United States and internationally. NBS provides service and technology under five divisions as follows:

FACTS provides solutions that elevate the education experience in the K-12 private and faith-based markets for school administrators, teachers, and families. FACTS offers (i) financial management, including tuition payment plans and financial needs assessment (grant and aid); (ii) school administration solutions, including school information system software that automates the flow of information between school administrators, teachers, and parents and includes administrative processes such as scheduling, cafeteria management, attendance, and grade book management; (iii) enrollment and communications, including website design and cost effective admissions software; (iv) advancement (giving management), including a comprehensive donation platform that streamlines donor communications, organizes donor information, and provides access to data analysis and reporting; and (v) education development, including customized professional development and coaching services, educational instruction services, and innovative technology products that aid in teacher and student evaluations.

Nelnet Campus Commerce delivers payment technology to higher education institutions. Nelnet Campus Commerce solutions include (i) tuition management, including tuition payment plans and service and technology for student billings, payments, and refunds; and (ii) integrated commerce including solutions for in-person, online, and mobile payment experiences on campus.

Nelnet Payment Services provides secure payment processing technology. Nelnet Payment Services supports and provides payment processing services, including credit card and electronic transfer, to the other divisions of NBS and Nelnet in addition to other industries and software platforms across the United States.

Nelnet Community Engagement provides faith community engagement, giving management, and learning management services and technologies. Nelnet Community Engagement serves customers in the technology, nonprofit, religious, health care, and professional services industries.

Nelnet International provides its services and technology in Australia, New Zealand, and the Asia-Pacific region. Nelnet International serves customers in the education, local government, and healthcare industries. Nelnet International's suite of services include an integrated commerce payment platform, financial management and tuition payment plan services, and a school management platform that provides administrative, information management, financial management, and communication functions for K-12 schools.

Asset Generation and Management

The Company's Asset Generation and Management reportable operating segment includes the acquisition, management, and ownership of the Company's loan assets (excluding loan assets held by Nelnet Bank). Substantially all loan assets included in this segment are student loans originated under the FFEL Program, including the Stafford Loan Program, the PLUS Loan program, and loans that reflect the consolidation into a single loan of certain previously separate borrower obligations ("consolidation" loans). AGM also acquires private education, consumer, and other loans. AGM generates a substantial portion of its earnings from the spread, referred to as loan spread, between the yield it receives on its loan portfolio and the associated costs to finance such portfolio. The loan assets are held in a series of lending subsidiaries and associated securitization trusts designed specifically for this purpose. In addition to the loan spread earned on its portfolio, all costs and activity associated with managing the portfolio, such as servicing of the assets and debt maintenance, are included in this segment.

(Dollars in thousands, except share amounts, unless otherwise noted)

Nelnet Bank

On November 2, 2020, the Company obtained final approval for federal deposit insurance from the Federal Deposit Insurance Corporation (FDIC) and for a bank charter from the Utah Department of Financial Institutions (UDFI) in connection with the establishment of Nelnet Bank, and Nelnet Bank launched operations. Nelnet Bank operates as an internet Utah-chartered industrial bank franchise focused on the private education and consumer loan marketplace, with a home office in Salt Lake City, Utah. Nelnet Bank serves and plans to serve a niche market, with a concentration in the private education and unsecured consumer loan markets.

Communications

ALLO Communications LLC ("ALLO") provides pure fiber optic service to homes and businesses for internet, television, and telephone services. ALLO derives its revenue primarily from the sale of communication services to residential, governmental, and business customers in Nebraska, Colorado, and Arizona. Internet and television services include revenue from residential and business customers for subscriptions to ALLO's data and video products. ALLO data services provide high-speed internet access over ALLO's all-fiber network at various symmetrical speeds of up to 1 gigabit per second for residential customers and is capable of providing symmetrical speeds of over 1 gigabit per second for business customers. Telephone services include local and long distance telephone service, hosted PBX services, and other services.

On December 21, 2020 the Company deconsolidated ALLO from the Company's consolidated financial statements due to ALLO's recapitalization. The recapitalization of ALLO was not considered a strategic shift in the Company's involvement with ALLO and ALLO's results of operations, prior to deconsolidation, are presented by the Company as a reportable operating segment. See note 2 for a description of this transaction and the Company's continued involvement.

Corporate and Other Activities

Other business activities and operating segments that are not reportable are combined and included in Corporate and Other Activities. Corporate and Other Activities include the following items:

- The operating results of Whitetail Rock Capital Management, LLC (WRCM), the Company's U.S. Securities and Exchange Commission (SEC)-registered investment advisor subsidiary
- The operating results of Nelnet Renewable Energy, which include solar tax equity investments made by the Company, administrative and management services provided by the Company on tax equity investments made by third parties, and solar development
- The results of the majority of the Company's investment activities, including early-stage and emerging growth companies and real estate
- Interest income earned on cash and investment debt securities (primarily student loan and other asset-backed securities)
- Interest expense incurred on unsecured and certain other corporate related debt transactions
- Other product and service offerings that are not considered reportable operating segments

Corporate and Other Activities also include certain activities related to internal audit, human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services. Corporate and Other Activities also includes corporate costs and overhead functions not allocated to operating segments, including executive management, investments in innovation, and other holding company organizational costs.

2. ALLO Recapitalization

On October 1, 2020, the Company entered into various agreements with SDC, a third-party global digital infrastructure investor, and ALLO, then a majority owned communications subsidiary of the Company, for various transactions contemplated by the parties in connection with a recapitalization and additional funding for ALLO.

The agreements provided for a series of interrelated transactions, whereby on October 15, 2020, ALLO received proceeds of $197.0 million from SDC as the purchase price for the issuance of non-voting preferred membership units of ALLO, and redeemed $160.0 million of non-voting preferred membership units of ALLO held by the Company. On December 21, 2020, the non-voting preferred membership units of ALLO held by SDC automatically converted into voting membership units of ALLO pursuant to the terms of the agreements upon the receipt on December 21, 2020 of the required approvals from

(Dollars in thousands, except share amounts, unless otherwise noted)

applicable regulatory authorities. As a result of such conversion, SDC, the Company, and members of ALLO's management own approximately 48%, 45%, and 7%, respectively, of the outstanding voting membership interests of ALLO, and the Company deconsolidated ALLO from the Company's consolidated financial statements.

Upon the deconsolidation of ALLO, the Company recorded its 45% voting membership interests in ALLO at fair value, and accounts for such investment under the Hypothetical Liquidation at Book Value (HLBV) method of accounting. In addition, the Company recorded its remaining non-voting preferred membership interests in ALLO at fair value, and accounts for such investment as a separate equity investment. The agreements between the Company, SDC, and ALLO provide that they will use commercially reasonable efforts (which expressly excludes requiring ALLO to raise any additional equity financing or sell any assets) to cause ALLO to redeem, on or before April 2024, the remaining preferred membership units of ALLO held by the Company, plus the amount of accrued and unpaid preferred return on such units. The preferred membership units earn a preferred annual return of 6.25%. However, if the non-voting preferred membership interests are not redeemed on or before April 2024, the preferred annual return is increased from 6.25% to 10.00%.

The voting membership interests and non-voting preferred membership interests of ALLO are included on the consolidated balance sheet in "investments and notes receivable." See note 7 for additional information.

As a result of the deconsolidation of ALLO on December 21, 2020, the Company recognized a gain of $258.6 million as summarized below.

	As of December 21, 2020
Voting interest/equity method investment - recorded at fair value	$ 132,960
Preferred membership interest investment - recorded at fair value	228,530
Less: ALLO assets deconsolidated:	
Cash and cash equivalents – not held at a related party	(299)
Cash and cash equivalents – held at a related party	(28,692)
Accounts receivable	(4,138)
Goodwill	(21,112)
Intangible assets	(6,083)
Property and equipment, net	(245,295)
Other assets	(29,643)
Other liabilities	24,185
Noncontrolling interests	208,175
Gain recognized upon deconsolidation of ALLO	$ 258,588

The impact to the Company's 2020 operating results as a result of the ALLO recapitalization is summarized below:

Gain from deconsolidation	$ 258,588
Compensation expense (note 1)	(9,298)
Obligation to SDC (note 2)	(2,339)
	$ 246,951

Note 1: On October 1, 2020 (prior to the deconsolidation of ALLO), ALLO recognized compensation expense related to the modification of certain equity awards previously granted to members of ALLO's management.

Note 2: As part of the ALLO recapitalization transaction, the Company and SDC entered into an agreement, in which the Company has a contingent payment obligation to pay SDC a contingent payment amount of $25.0 million to $35.0 million in the event the Company disposes of its voting membership interests of ALLO that it holds and realizes from such disposition certain targeted return levels. The Company recognized the estimated fair value of the contingent payment as of December 31, 2020 to be $2.3 million. During 2022, the Company recognized an additional expense of $5.3 million associated with this obligation, and as of December 31, 2022 the estimated fair value of the contingent payment is $7.6 million, which is included in "other liabilities" on the consolidated balance sheet.

3. Summary of Significant Accounting Policies and Practices

Consolidation

The consolidated financial statements include the accounts of Nelnet, Inc. and its consolidated subsidiaries. In addition, the accounts of all variable interest entities (VIEs) of which the Company has determined that it is the primary beneficiary are included in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities

The Company assesses its partnerships and joint ventures to determine if the entity meets the qualifications of a VIE. The Company performs a qualitative assessment of each VIE to determine if it is the primary beneficiary. The primary beneficiary is the entity which has both: (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses or receive benefits of the entity that could potentially be significant to the VIE. The Company examines specific criteria and uses judgment when determining whether an entity is a VIE and whether it is the primary beneficiary. The Company performs this review initially at the time it enters into a partnership or joint venture agreement and reassess upon reconsideration events.

<u>VIEs - Consolidated</u>

The Company is required to consolidate VIEs in which it has determined it is the primary beneficiary.

The Company's education and other lending subsidiaries are engaged in the securitization of finance assets. These lending subsidiaries hold beneficial interests in eligible loans, subject to creditors with specific interests. The liabilities of the Company's lending subsidiaries are not the direct obligations of Nelnet, Inc. or any of its other subsidiaries. Each lending subsidiary is structured to be bankruptcy remote, meaning that it should not be consolidated in the event of bankruptcy of the parent company or any other subsidiary. The Company is generally the administrator and master servicer of the securitized assets held in its lending subsidiaries and owns the residual interest of the securitization trusts. For accounting purposes, the transfers of loans to the securitization trusts do not qualify as sales. Accordingly, all the financial activities and related assets and liabilities, including debt, of the securitizations are reflected in the Company's consolidated financial statements and are summarized as supplemental information on the balance sheet.

<u>VIEs - Not consolidated</u>

The Company is not required to consolidate VIEs in which it has determined it is not the primary beneficiary.

As of December 31, 2022, the Company owned 45% of the economic rights of ALLO Communications LLC and has a disproportional 43% of the voting rights related to all operating decisions for ALLO's business. See note 1 for a description of ALLO, including the primary services offered. See note 2 for disclosure of ALLO's recapitalization and the Company's initial recognition of its voting interest/equity method and non-voting preferred membership investments. See note 7 for the Company's carrying value of its voting interest/equity method and non-voting preferred membership investments, which is the Company's maximum exposure to loss.

The Company makes tax equity investments in entities that promote renewable energy sources (solar). The Company's investments in these entities generate a return primarily through the realization of federal income tax credits, operating cash flows, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These investments are included in "investments and notes receivable" on the consolidated balance sheets and accounted for under the HLBV method of accounting. The carrying value of these investments are reduced by tax credits earned when the solar project is placed-in-service. The Company's unfunded capital and other commitments related to these unconsolidated VIEs are included in "other liabilities" on the consolidated balance sheets. The Company's maximum exposure to loss from these unconsolidated VIEs include the investment, unfunded capital commitments, and previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. The tax credit recapture period ratably decreases over five years from when the project is placed-in-service. While the Company believes potential losses from these investments are remote, the maximum exposure was determined by assuming a scenario where the energy-producing projects completely fail and do not meet certain government compliance requirements resulting in recapture of the related tax credits.

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table provides a summary of solar investment VIEs that the Company has not consolidated:

	As of December 31,	
	2022	2021
Investment carrying amount	$ (36,863)	(42,457)
Tax credits subject to recapture	88,692	111,289
Unfunded capital and other commitments	33,456	4,350
Company's maximum exposure to loss	85,285	73,182
Exposure syndicated to third-party investors	129,011	71,511
Maximum exposure to loss	$ 214,296	144,693

Reclassification of Prior Period Cash Flow Presentation

In prior years, the line item in the Company's consolidated statements of cash flows for changes in amounts "due to customers" was presented in cash flows from operating activities. Beginning in 2022, the Company corrected this presentation for all periods presented in its statements of cash flows to show this activity as a financing activity. This correction had no impact on the Company's previously reported consolidated net income, total assets (including cash and cash equivalents), liabilities, and equity, and while the correction had a corresponding impact on the amounts of cash flows from operating and financing activities, it had no impact on the net increase or decrease in cash for previously reported periods. The Company has concluded that the correction was not material from a combined quantitative and qualitative perspective to its previously issued financial statements for 2021 and 2020.

Noncontrolling Interests

Amounts for noncontrolling interests reflect the share of membership interest (equity) and net income attributable to the holders of minority membership interests in the following entities:

- Whitetail Rock Capital Management, LLC - WRCM is the Company's SEC-registered investment advisor subsidiary. WRCM issued 10% minority membership interests on January 1, 2012.
- NGWeb Solutions, LLC - The Company acquired a controlling interest of NGWeb Solutions, LLC on April 30, 2022. Minority membership interests of 20% was maintained by prior interest holders. See note 8 for a description of NGWeb Solutions, LLC, including the primary services offered.
- GRNE-Nelnet, LLC and ENRG-Nelnet, LLC - The Company acquired a controlling interest in two subsidiaries of GRNE Solutions, LLC on July 1, 2022. Minority membership interests of 20% was maintained by prior interest holders. See note 8 for additional description of the acquisition, including the primary services offered.

In addition, the Company has established multiple entities for the purpose of investing in renewable energy (solar) and federal opportunity zone programs in which it has noncontrolling members.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and other disclosures. Actual results may differ from those estimates.

Loans Receivable

Loans consist of federally insured student, private education, consumer, and other loans. If the Company has the ability and intent to hold loans for the foreseeable future, such loans are held for investment and carried at amortized cost. Amortized cost includes the unamortized premium or discount and capitalized origination costs and fees, all of which are amortized to interest income. Loans which are held-for-investment also have an allowance for loan loss as needed. Any loans the Company has the ability and intent to sell are classified as held for sale and are carried at the lower of cost or fair value. Loans which are held for sale do not have the associated premium or discount and origination costs and fees amortized into interest income and there is also no related allowance for loan losses. There were no loans classified as held for sale as of December 31, 2022 and 2021.

Federally insured loans were originated under the FFEL Program by certain eligible lenders as defined by the Higher Education Act of 1965, as amended (the "Higher Education Act"). These loans, including related accrued interest, are guaranteed at their maximum level permitted under the Higher Education Act by an authorized guaranty agency, which has a contract of reinsurance with the Department. The terms of the loans, which vary on an individual basis, generally provide for repayment in monthly installments of principal and interest. Generally, Stafford and PLUS loans have repayment periods between five and ten years. Consolidation loans have repayment periods of twelve to thirty years. FFELP loans do not require repayment while the borrower is in-school, and during the grace period immediately upon leaving school. Under the Higher Education Act, a borrower may also be granted a deferment or forbearance for a period of time based on need, during which time the borrower is not considered to be in repayment. Interest continues to accrue on loans in the in-school, deferment, and forbearance program periods. In addition, eligible borrowers may qualify for income-driven repayment plans offered by the Department. These plans determine the borrower's payment amount based on their discretionary income and may extend their repayment period. Interest rates on federally insured student loans may be fixed or variable, dependent upon the type of loan, terms of the loan agreements, and date of origination.

Substantially all FFELP loan principal and related accrued interest is guaranteed as provided by the Higher Education Act. These guarantees are subject to the performance of certain loan servicing due diligence procedures stipulated by applicable Department regulations. If these due diligence requirements are not met, affected student loans may not be covered by the guarantees in the event of borrower default. Such student loans are subject to "cure" procedures and reinstatement of the guarantee under certain circumstances.

Loans also include private education, consumer, and other loans. Private education loans are loans to students or their families that are non-federal loans and loans not insured or guaranteed under the FFEL Program. These loans are used primarily to bridge the gap between the cost of higher education and the amount funded through financial aid, federal loans, or borrowers' personal resources. The terms of the private education loans, which vary on an individual basis, generally provide for repayment in monthly installments of principal and interest over a period of up to thirty years. The private education loans are not covered by a guarantee or collateral in the event of borrower default. Consumer loans are unsecured loans to an individual for personal, family, or household purposes. The terms of the consumer loans, which vary on an individual basis, generally provide for repayment in weekly or monthly installments of principal and interest over a period of up to six years. Other loans consist of home equity lines of credit. These loans are made to an individual primarily for debt consolidation purposes using equity in the borrower's home as security in the form of primarily second liens. These loans typically have a revolving draw period of five years and a repayment period at the end of the draw period of five to ten years. Principal and interest payments are generally required to be made during the draw period and repayment period.

Allowance for Loan Losses

On January 1, 2020, the Company adopted ASU No. 2016-13, *Financial Instruments – Credit Losses ("Topic 326"): Measurement of Credit Losses on Financial Instruments*, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for financial assets measured at amortized cost at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The Company adopted Topic 326 using the modified retrospective method. Upon adoption, the Company recorded an increase to the allowance for loan losses of $91.0 million and decreased retained earnings, net of tax, by $18.9 million.

Allowance for Loan Losses - Accounting Policies

The allowance for loan losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans as of the balance sheet date. Such allowance is based on the credit losses expected to arise over the life of the asset which includes consideration of prepayments. Loans are charged off when management determines the loan is uncollectible. Charge-offs are recognized as a reduction to the allowance for loan losses. Expected recoveries of amounts previously charged off, not to exceed the aggregate of the amount previously charged off, are included in the estimate of the allowance for loan losses at the balance sheet date.

The Company determines its estimated credit losses for the following financial assets as follows:

Loans receivable

The Company aggregates loans with similar risk characteristics into pools to estimate its expected credit losses. The Company evaluates such pooling decisions each quarter and makes adjustments as risk characteristics change. Management has determined that the federally insured, private education, consumer, and other loan portfolios each meet the definition of a portfolio segment, which is defined as the level at which an entity develops and documents a systematic method for determining its allowance for loan losses. Accordingly, the portfolio segment disclosures are presented on this basis in note 4 for each of these portfolios. The Company does not disaggregate its portfolio segment loan portfolios into classes of financing receivables.

The Company utilizes an undiscounted cash flow methodology in determining its lifetime expected credit losses on its federally insured and private education loan portfolios and a remaining life methodology for its consumer and other loan portfolios. For the undiscounted cash flow models, the expected credit losses are the product of multiplying the Company's estimates of probability of default and loss given default and the exposure of default over the expected life of the loans. For the remaining life method, the expected credit losses are the product of multiplying the Company's estimated net loss rate by the exposure at default over the expected life of the loans. Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current economic conditions, and reasonable and supportable forecasts. The Company has determined that, for modeling current expected credit losses, the Company can reasonably estimate expected losses that incorporate current economic conditions and forecasted probability weighted economic scenarios up to a one-year period. Macroeconomic factors used in the models include such variables as unemployment rates, gross domestic product, and consumer price index. After the "reasonable and supportable" period, the Company reverts to its actual long-term historical loss experience in the historical observation period. The Company uses a straight line reversion method over two years. Historical credit loss experience provides the basis for the estimation of expected credit losses. A portion of the allowance is comprised of qualitative adjustments to historical loss experience.

Qualitative adjustments consider the following factors, as applicable, for each of the Company's loan portfolios: student loans in repayment versus those in nonpaying status; delinquency status; type of private education, consumer, or other loan program; trends in defaults in the portfolio based on Company and industry data; past experience; trends in federally insured student loan claims rejected for payment by guarantors; changes in federal student loan programs; and other relevant qualitative factors.

The federal government guarantees 97% of the principal of and the interest on federally insured student loans disbursed on and after July 1, 2006 (and 98% for those loans disbursed on and after October 1, 1993 and prior to July 1, 2006), which limits the Company's loss exposure on the outstanding balance of the Company's federally insured portfolio. Federally insured student loans disbursed prior to October 1, 1993 are fully insured. Private education and consumer loans are unsecured, with neither a government nor a private insurance guarantee. Accordingly, the Company bears the full risk of loss on these loans if the borrower and co-borrower, if applicable, default. The Company places private education, consumer, and other loans on nonaccrual status when the collection of principal and interest is 90 days past due and charges off the loan when the collection of principal and interest is 120 days or 180 days past due, depending on type of loan program. Collections, if any, are reflected as a recovery through the allowance for loan losses.

Purchased Loans Receivable with Credit Deterioration (PCD)

The Company has purchased federally insured rehabilitation loans that have experienced more than insignificant credit deterioration since origination. Rehabilitation loans are loans that have previously defaulted, but for which the borrower has made a specified number of on-time payments. Although rehabilitation loans benefit from the same guarantees as other federally insured loans, rehabilitation loans have generally experienced redefault rates that are higher than default rates for federally insured loans that have not previously defaulted. These PCD loans are recorded at the amount paid. An allowance for loan losses is determined using the same methodology as for other loans held for investment. The sum of the loans' purchase price and allowance for loan losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized or accreted into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision expense.

Loan Accrued Interest Receivable

Accrued interest receivable on loans is combined and presented with the loans receivable amortized cost balance on the Company's consolidated balance sheets.

(Dollars in thousands, except share amounts, unless otherwise noted)

For the Company's federally insured loan portfolio, the Company records an allowance for credit losses for accrued interest receivables. For federally insured loans, accrued interest receivable is typically charged-off when the contractual payment of principal or interest has become greater than 270 days past due. Charge-offs of accrued interest receivable are recognized as a reduction to the allowance for loan losses.

For the Company's private education, consumer, and other loan portfolios, the Company does not measure an allowance for credit losses for accrued interest receivables. For private education, consumer, and other loans, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due. Charge-offs of accrued interest receivable are recognized by reversing interest income.

Cash and Cash Equivalents and Statements of Cash Flows

The Company considers all investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include amounts due to Nelnet Bank from the Federal Reserve Bank of $5.2 million and $18.7 million as of December 31, 2022 and 2021, respectively.

Accrued interest on loans purchased and sold is included in cash flows from operating activities in the respective period. Net purchased loan accrued interest was $33.1 million, $48.3 million, and $92.3 million in 2022, 2021, and 2020, respectively.

Investments

The Company classifies its debt securities, primarily student loan and other asset-backed securities, as available-for-sale. These securities are carried at fair value, with the changes in fair value, net of taxes, carried as a separate component of shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts, which are amortized using the effective interest rate method. When an investment is sold, the cost basis is determined through specific identification of the security sold. For available-for-sale debt securities where fair value is less than amortized cost, credit-related impairment, if any, is recognized through an allowance for credit losses and adjusted each period for changes in credit risk.

The Company classifies its residual interest in federally insured, private education, consumer, and other loan securitizations as held-to-maturity beneficial interest investments. The Company measures accretable yield initially as the excess of all cash flows expected to be collected attributable to the beneficial interest estimated at the acquisition/transaction date over the initial investment and recognizes interest income over the life of the beneficial interest using the effective interest method. The Company continues to update, over the life of the beneficial interest, the expectation of cash flows to be collected. Beneficial interest investments are evaluated for impairment by comparing the present value of the remaining cash flows as expected to be collected at the initial transaction date (or the last date previously revised) to the present value of the cash flows expected to be collected at the current financial reporting date, both discounted using the same effective rate equal to the current yield used to accrete the beneficial interest. If the present value of remaining cash flows is less than the present value of cash flows expected to be collected and the Company determines a credit loss has occurred, the Company records an allowance for credit losses for the difference. Subsequent favorable changes, if any, decreases the allowance for credit losses. The Company reflects the changes in the allowance for credit losses in provision for beneficial interests on the consolidated statements of income.

Equity investments with readily determinable fair values are measured at fair value, with changes in the fair value recognized through net income.

For equity investments without readily determinable fair value, the Company uses the measurement alternative of cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company uses qualitative factors to identify impairment on these investments.

The Company accounts for equity investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. Equity method investments are recorded at cost and subsequently increased or decreased by the amount of the Company's proportionate share of the net earnings or losses and other comprehensive income of the investee. Equity method investments are evaluated for other-than-temporary impairment using certain impairment indicators such as a series of operating losses of an investee or other factors. These factors may indicate that a decrease in value of the investment has occurred that is other-than-temporary and shall be recognized.

The Company accounts for its solar investments, voting equity investment in ALLO, and certain real estate investments under the HLBV method of accounting. The HLBV method of accounting is used by the Company for equity method investments when the liquidation rights and priorities as defined by an equity investment agreement differ from what is reflected by the

underlying percentage ownership or voting interests. The Company applies the HLBV method using a balance sheet approach. A calculation is prepared at each balance sheet date to determine the amount that the Company would receive if an equity investment entity were to liquidate its net assets and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions, is the amount the Company recognizes for its share of the earnings or losses from the equity investment for the period.

Notes Receivable

The Company accounts for its investments in notes receivable as financing receivables under ASC Topic 310, *Receivables.* Notes exchanged for cash are recorded at amortized cost. Discounts, if any, upon issuance are accreted to income over the contractual life of the issued note, and interest income is accounted for on an accrual basis. The Company applies the principles in ASC Topic 326 to evaluate and record expected losses, if any, on its notes receivable.

Restricted Cash

Restricted cash primarily includes amounts for student loan securitizations and other secured borrowings. This cash must be used to make payments related to trust obligations. Amounts on deposit in these accounts are primarily the result of timing differences between when principal and interest is collected on the student loans held as trust assets and when principal and interest is paid on the trust's asset-backed debt securities. Restricted cash also includes collateral deposits with derivative third-party clearinghouses.

Restricted Cash - Due to Customers

As a servicer of student loans, the Company collects student loan remittances and subsequently disburses these remittances to the appropriate lending entities. In addition, as part of the Company's Education Technology, Services, and Payment Processing operating segment, the Company collects tuition payments and subsequently remits these payments to the appropriate schools. Cash collected for customers and the related liability are included in the accompanying consolidated balance sheets.

A portion of cash collected for customers in the Company's Education Technology, Services, and Payment Processing operating segment are held at Nelnet Bank, in which Nelnet Bank can use these cash deposits for general operating purposes and is no longer considered restricted. As of December 31, 2022 and 2021, $55.0 million and $40.0 million, respectively, of cash collected for customers are held at Nelnet Bank.

Accounts Receivable

Accounts receivable are presented at their net realizable values, which include allowances for doubtful accounts. Allowance estimates are based upon expected loss considering individual customer experience, as well as the age of receivables and likelihood of collection.

Business Combinations

The Company uses the acquisition method in accounting for acquired businesses. Under the acquisition method, the financial statements reflect the operations of an acquired business starting from the completion of the acquisition. The assets acquired and liabilities assumed are recorded at their respective estimated fair values at the date of acquisition, with the exception of contract assets or liabilities generated from contracts with customers, which are measured as if the Company had originated the acquired contract. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. All contingent consideration is measured at fair value on the acquisition date and included in the consideration transferred in the acquisition. Contingent consideration classified as a liability is remeasured to fair value at each reporting date until the contingency is resolved, and changes in fair value are recognized in earnings.

Goodwill

The Company reviews goodwill for impairment annually (as of November 30) and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable. Goodwill is tested for impairment using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics.

The Company tests goodwill for impairment in accordance with applicable accounting guidance. The guidance provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform a quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the quantitative impairment test.

For the 2022, 2021, and 2020 annual reviews of goodwill, the Company assessed qualitative factors and concluded it was not more likely than not that the fair value of its reporting units were less than their carrying amount. As such, the Company was not required to perform further impairment testing and concluded there was no impairment of goodwill.

Intangible Assets

The Company uses estimates to determine the fair value of acquired assets to allocate the purchase price to acquired intangible assets. Such estimates are generally based on estimated future cash flows or cost savings associated with particular assets and are discounted to present value using an appropriate discount rate. The estimates of future cash flows associated with intangible assets are generally prepared using a cost savings method, a lost income method, or an excess return method, as appropriate. In utilizing such methods, management must make certain assumptions about the amount and timing of estimated future cash flows and other economic benefits from the assets, the remaining economic useful life of the assets, and general economic factors concerning the selection of an appropriate discount rate. The Company may also use replacement cost or market comparison approaches to estimate fair value if such methods are determined to be more appropriate.

Intangible assets with finite lives are amortized over their estimated lives. Such assets are amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, the Company uses a straight-line amortization method.

The Company evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and major improvements, including leasehold improvements, are capitalized. Gains and losses from the sale of property and equipment are included in determining net income. The Company uses the straight-line method for recording depreciation over the estimated useful life of the asset. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

The Company evaluates the estimated remaining useful lives of property and equipment and whether events or changes in circumstances warrant a revision to the remaining periods of depreciation.

Leases

When the Company leases assets from others, it records right-of-use (ROU) assets and lease liabilities. The Company determines if the arrangement is, or contains, a lease at the inception of an arrangement and records the lease in the consolidated financial statements upon lease commencement, which is the date when the underlying asset is made available by the lessor. The Company primarily leases office and data center space. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The lease expense for these leases is recognized on a straight-line basis over the lease term. All other ROU assets and lease liabilities are recognized based on the present value of lease payments over the lease term at the commencement date. The Company classifies each lease as operating or financing, with the income statement reflecting lease expense for operating leases and amortization/interest expense for financing leases. When the discount rate implicit in the lease cannot be readily determined, the Company uses its incremental borrowing rate.

The Company accounts for lease and non-lease components together as a single, combined lease component for its office and data center space. In addition, the Company identified itself as the lessor in its Communications operating segment for services provided to customers that include customer-premise equipment. The Company accounted for those services and associated leases as a single, combined component. The non-lease services are 'predominant' in those contracts. Therefore, the combined component is considered a single performance obligation under ASC Topic 606, *Revenue from Contracts with Customers*.

Most leases include one or more options to renew, with renewal terms that can be extended. The exercise of lease renewal options for the majority of leases is at the Company's discretion. Renewal options that the Company is reasonably certain to exercise are included in the lease term.

Certain leases include escalating rental payments or rental payments adjusted periodically for inflation. None of the lease agreements include any residual value guarantees, a transfer of title, or a purchase option that is reasonably certain to be exercised.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, such as property and equipment, purchased intangibles subject to amortization, and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assumptions and estimates about future cash flows generated by, remaining useful lives of, and fair values of the Company's intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company's business strategy and internal forecasts. Although the Company believes the historical assumptions and estimates used are reasonable and appropriate, different assumptions and estimates could materially impact the reported financial results.

Fair Value Measurements

The Company uses estimates of fair value in applying various accounting standards for its financial statements.

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. In general, the Company's policy in estimating fair values is to first look at observable market prices for identical assets and liabilities in active markets, where available. When these are not available, other inputs are used to model fair value, such as prices of similar instruments, yield curves, volatilities, prepayment speeds, default rates, and credit spreads, relying first on observable data from active markets. Depending on current market conditions, additional adjustments to fair value may be based on factors such as liquidity, credit, and bid/offer spreads. In some cases fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Transaction costs are not included in the determination of fair value. When possible, the Company seeks to validate the model's output to market transactions. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the estimates of current or future values.

The Company categorizes its fair value estimates based on a hierarchical framework associated with three levels of price transparency utilized in measuring assets and liabilities at fair value. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels include:

- Level 1: Quoted prices for *identical* instruments in active markets. The types of financial instruments included in Level 1 are highly liquid instruments with quoted prices.

- Level 2: Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose primary value drivers are observable.

- Level 3: Instruments whose primary value drivers are *unobservable*. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

Revenue Recognition

The Company applies the provisions of ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606"), to its fee-based operating segments. The majority of the Company's revenue earned in its Asset Generation and Management and Nelnet Bank operating segments, including loan interest and derivative activity, is explicitly excluded from the scope of Topic 606.

(Dollars in thousands, except share amounts, unless otherwise noted)

The Company recognizes revenue under the core principle of Topic 606 to depict the transfer of control of products and services to the Company’s customers in an amount reflecting the consideration to which the Company expects to be entitled. In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. The Company’s contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

Timing of revenue recognition may differ from the timing of invoicing to customers. The Company records deferred revenue when revenue is received or receivable in advance of the delivery of service. For multi-year contracts, the Company generally invoices customers annually at the beginning of each annual coverage period. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts do not include a significant financing component.

The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if it expects the benefit of those costs to be longer than one year. Total capitalized costs to obtain a contract were immaterial during the periods presented and are included in “other assets” on the consolidated balance sheets.

Additional information related to revenue earned in its Asset Generation and Management and Nelnet Bank operating segments is provided below. See note 18 for additional information related to the Company's fee-based operating segments.

Loan interest income - The Company recognizes loan interest income as earned, net of amortization of loan premiums and deferred origination costs and the accretion of loan discounts. Loan interest income is recognized based upon the expected yield of the loan after giving effect to interest rate reductions resulting from borrower utilization of incentives such as timely payments ("borrower benefits") and other yield adjustments. Loan premiums or discounts, deferred origination costs, and borrower benefits are amortized/accreted over the estimated life of the loans, which includes an estimate of forecasted payments in excess of contractually required payments (the constant prepayment rate).

Loan interest on federally insured student loans is paid by the Department or the borrower, depending on the status of the loan at the time of the accrual. The Department makes quarterly interest subsidy payments on certain qualified FFELP loans until the student is required under the provisions of the Higher Education Act to begin repayment. Borrower repayment of FFELP loans normally begins within six months after completion of the borrower's course of study, leaving school, or ceasing to carry at least one-half the normal full-time academic load, as determined by the educational institution. Borrower repayment of PLUS and consolidation loans normally begins within 60 days from the date of loan disbursement. Borrower repayment of private education loans typically begins six months following the borrower's graduation from a qualified institution, and the interest is either paid by the borrower or capitalized annually or at repayment. Repayment of consumer and other loans typically starts upon origination of the loan.

The Department provides a special allowance to lenders participating in the FFEL Program. The special allowance is accrued based upon the daily fiscal quarter average of the 13-week Treasury Bill auction rate (for loans originated prior to January 1, 2000), the daily fiscal quarter average of the three-month financial commercial paper rate (for loans originated on and after January 1, 2000), or the daily fiscal quarter average of the one-month LIBOR rate (for loans originated on and after January 1, 2000, and for lenders which elected to change the special allowance index to one-month LIBOR effective April 1, 2012) relative to the yield of the student loan.

The constant prepayment rate currently used by the Company to amortize/accrete federally insured loan premiums/discounts is 6% for Stafford loans and 5% for consolidation loans. The Company periodically evaluates the assumptions used to estimate the life of the loans and prepayment rates. In instances where there are changes to the assumptions, amortization/accretion is adjusted on a cumulative basis to reflect the change since the acquisition of the loan. During the fourth quarter of 2022, the Company changed its estimate of the constant prepayment rate on its Stafford loans from 5% to 6% and on its consolidation loans from 4% to 5%, which resulted in a $8.4 million decrease to the Company’s net loan discount balance and a corresponding increase to interest income. During the fourth quarter of 2021, the Company changed its estimate of the constant prepayment rate on its consolidation loans from 3% to 4%, which resulted in a $6.2 million increase to the Company’s net loan discount balance and a corresponding decrease to interest income.

The Company also pays the Department an annual 105 basis point rebate fee on Consolidation loans. These rebate fees are netted against loan interest income.

Deposits and Interest Expense

Deposits are interest-bearing deposits and consist of brokered certificates of deposit (CDs) and retail and other savings deposits and CDs. Retail and other deposits include savings deposits from Educational 529 College Savings and Health Savings plans and commercial and institutional CDs. Union Bank and Trust Company ("Union Bank"), a related party, is the program manager for the College Savings plans. CDs are accounts that have a stipulated maturity and interest rate. For savings accounts, the depositor may be required to give written notice of any intended withdrawal no less than seven days before the withdrawal is made. Generally, early withdrawal of brokered CDs is prohibited (except in the case of death or legal incapacity).

Nelnet Bank has intercompany deposits from Nelnet, Inc. and its subsidiaries, including a $40.0 million pledged deposit from Nelnet, Inc. as required under a Capital and Liquidity Maintenance Agreement with the FDIC. All intercompany deposits held at Nelnet Bank are eliminated for consolidated financial reporting purposes.

For bonds and notes payable, interest expense is based upon contractual interest rates, adjusted for the amortization of debt issuance costs and the accretion of discounts. The amortization of debt issuance costs and accretion of discounts are recognized using the effective interest method.

Transfer of Financial Assets and Extinguishments of Liabilities

The Company accounts for loan sales and debt repurchases in accordance with applicable accounting guidance. If a transfer of loans qualifies as a sale, the Company derecognizes the loan and recognizes a gain or loss as the difference between the carrying basis of the loan sold and the consideration received. The Company from time to time repurchases its outstanding debt and records a gain or loss on the early extinguishment of debt based upon the difference between the carrying amount of the debt and the amount paid to the third party.

Derivative Accounting

All over-the-counter derivative contracts executed by the Company are cleared post-execution at the Chicago Mercantile Exchange (CME), a regulated clearinghouse. Substantially all of the Company's outstanding derivatives are over-the-counter contracts. Clearing is a process by which a third party, the clearinghouse, steps in between the original counterparties and guarantees the performance of both, by requiring that each post liquid collateral on an initial (initial margin) and mark-to-market (variation margin) basis to cover the clearinghouse's potential future exposure in the event of default.

The CME legally characterizes variation margin payments for over-the-counter derivatives they clear as settlements of the derivatives' exposure rather than collateral against the exposure. For accounting and presentation purposes, the Company considers variation margin and the corresponding derivative instrument as a single unit of account. As such, variation margin payments are considered in determining the fair value of the centrally cleared derivative portfolio. The Company records derivative contracts on its balance sheet with a fair value of zero due to the payment or receipt of variation margin between the Company and the CME settling the outstanding mark-to-market exposure on such derivatives to a balance of zero on a daily basis. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting. As a result, the change in market value of derivative instruments is reported in current period earnings. Changes or shifts in the forward yield curve can significantly impact the valuation of the Company's derivatives, and therefore impact the results of operations of the Company. The changes in fair value of derivative instruments, as well as the settlement payments made on such derivatives, are included in "derivative market value adjustments and derivative settlements, net" on the consolidated statements of income.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company uses the deferred method of accounting for its credits related to state tax incentives and investments that generate investment tax credits. The investment tax credits are recognized as a reduction to the related asset.

Income tax expense includes deferred tax expense, which represents a portion of the net change in the deferred tax asset or liability balance during the year, plus any change made in the valuation allowance, and current tax expense, which represents the amount of tax currently payable to or receivable from a tax authority plus amounts for expected tax deficiencies.

Compensation Expense for Stock Based Awards

The Company has a restricted stock plan that is intended to provide incentives to attract, retain, and motivate employees in order to achieve long term growth and profitability objectives. The restricted stock plan provides for the grant to eligible employees of awards of restricted shares of Class A common stock. The fair value of restricted stock awards is determined on the grant date based on the Company's stock price and is amortized to compensation cost over the related vesting periods, which range up to ten years. For those awards with only service conditions that have graded vesting schedules, the Company recognizes compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award, as if the award was, in substance, multiple awards. Holders of restricted stock are entitled to receive dividends from the date of grant whether or not vested. The Company accounts for forfeitures as they occur.

The Company also has a directors stock compensation plan pursuant to which non-employee directors can elect to receive their annual retainer fees in the form of fully vested shares of Class A common stock, and also elect to defer receipt of such shares until the termination of their service on the board of directors. The fair value of grants under this plan is determined on the grant date based on the Company's stock price, and is expensed over the board member's annual service period.

Translation of Foreign Currencies

The Company's foreign subsidiaries use the local currency of the countries in which they are located as their functional currency. Accordingly, assets and liabilities are translated into U.S. dollars (the Company's reporting currency) using the exchange rates in effect on the consolidated balance sheet dates. Equity accounts are translated at historical rates, except for the change in retained earnings during the year, which is the result of the income statement translation process. Revenue and expense accounts are translated using the weighted average exchange rate during the period. The cumulative translation adjustments associated with the net assets of foreign subsidiaries are recorded in accumulated other comprehensive earnings in the accompanying consolidated statements of shareholders' equity.

(Dollars in thousands, except share amounts, unless otherwise noted)

4. Loans and Accrued Interest Receivable and Allowance for Loan Losses

Loans and accrued interest receivable consisted of the following:

		As of December 31, 2022	As of December 31, 2021
Non-Nelnet Bank:			
Federally insured loans:			
Stafford and other	$	3,389,178	3,904,000
Consolidation		10,177,295	13,187,047
Total		13,566,473	17,091,047
Private education loans		252,383	299,442
Consumer and other loans		350,915	51,301
Non-Nelnet Bank loans		14,169,771	17,441,790
Nelnet Bank:			
Federally insured loans		65,913	88,011
Private education loans		353,882	169,890
Nelnet Bank loans		419,795	257,901
Accrued interest receivable		816,864	788,552
Loan discount, net of unamortized loan premiums and deferred origination costs		(30,714)	(25,933)
Allowance for loan losses:			
Non-Nelnet Bank:			
Federally insured loans		(83,593)	(103,381)
Private education loans		(15,411)	(16,143)
Consumer and other loans		(30,263)	(6,481)
Non-Nelnet Bank allowance for loan losses		(129,267)	(126,005)
Nelnet Bank:			
Federally insured loans		(170)	(268)
Private education loans		(2,390)	(840)
Nelnet Bank allowance for loan losses		(2,560)	(1,108)
	$	15,243,889	18,335,197

The following table summarizes the allowance for loan losses as a percentage of the ending loan balance for each of the Company's loan portfolios.

	As of December 31, 2022	As of December 31, 2021
Non-Nelnet Bank:		
Federally insured loans (a)	0.62 %	0.60 %
Private education loans	6.11 %	5.39 %
Consumer and other loans (b)	8.62 %	12.63 %
Nelnet Bank:		
Federally insured loans (a)	0.26 %	0.30 %
Private education loans	0.68 %	0.49 %

(a) As of December 31, 2022 and 2021, the allowance for loan losses as a percent of the risk sharing component of federally insured loans not covered by the federal guaranty for non-Nelnet Bank was 22.4% and 22.2%, respectively, and for Nelnet Bank was 10.3% and 12.1%, respectively.

(b) During 2022, the Company purchased home equity loans that generally have lower default rates than unsecured consumer loans. As such, the allowance for loan losses as a percentage of the ending loan balance has decreased as of December 31, 2022 compared with December 31, 2021.

(Dollars in thousands, except share amounts, unless otherwise noted)

Loan Sales

The Company has sold portfolios of loans to unrelated third parties who securitized such loans. As partial consideration received for the loans sold, the Company received residual interest in the loan securitizations that are included in "investments and notes receivable" on the Company's consolidated balance sheets. The following table provides a summary of the loans sold and gains/losses recognized by the Company during 2022, 2021, and 2020.

	Loans sold (par value)	Gain (loss)	Loan type	Residual interest received in securitization
2022:				
January 26	$ 18,125	2,989	Consumer	6.6 %
June 30	114	—	Home equity	—
July 7	28,915	2,627	Consumer	7.6
October 27	28,498	2,901	Consumer	7.9
November 29	91,298	(5,614)	Home equity	54.8 (a)
	$ 166,950	2,903		
2021:				
May 14	$ 77,417	15,271	Consumer	24.5 %
August 10	5,280	195	Private	—
September 29	18,390	3,249	Consumer	6.9
December 28	20	—	Federally insured	—
	$ 101,107	18,715		
2020:				
January 30	$ 124,249	18,206	Consumer	31.4 %
July 29	60,779	14,817	Consumer	25.4
	$ 185,028	33,023		

(a) In addition to receiving a residual interest in the securitization, the Company also received $13.8 million of asset-backed securities issued as part of the transaction. These debt securities are classified as held-to-maturity and included in “investments and notes receivable” on the Company’s consolidated balance sheet.

(Dollars in thousands, except share amounts, unless otherwise noted)

Activity in the Allowance for Loan Losses

The following table presents the activity in the allowance for loan losses by portfolio segment.

	Balance at beginning of period	Impact of Topic 326 adoption	Provision (negative provision) for loan losses	Charge-offs	Recoveries	Initial allowance on loans purchased with credit deterioration (a)	Loan sales	Balance at end of period
	Year ended December 31, 2022							
Non-Nelnet Bank:								
Federally insured loans	$ 103,381	—	3,731	(24,181)	—	662	—	83,593
Private education loans	16,143	—	2,487	(3,879)	656	—	4	15,411
Consumer and other loans	6,481	—	38,383	(3,725)	592	—	(11,468)	30,263
Nelnet Bank:								
Federally insured loans	268	—	(93)	(5)	—	—	—	170
Private education loans	840	—	1,860	(306)	—	—	(4)	2,390
	$ 127,113	—	46,368	(32,096)	1,248	662	(11,468)	131,827
	Year ended December 31, 2021							
Non-Nelnet Bank:								
Federally insured loans	$ 128,590	—	(7,343)	(21,139)	—	3,273	—	103,381
Private education loans	19,529	—	(1,333)	(2,476)	721	—	(298)	16,143
Consumer and other loans	27,256	—	(4,544)	(5,123)	824	—	(11,932)	6,481
Nelnet Bank:								
Federally insured loans	—	—	268	—	—	—	—	268
Private education loans	323	—	526	(4)	—	—	(5)	840
	$ 175,698	—	(12,426)	(28,742)	1,545	3,273	(12,235)	127,113
	Year ended December 31, 2020							
Non-Nelnet Bank:								
Federally insured loans	$ 36,763	72,291	18,691	(14,955)	—	15,800	—	128,590
Private education loans	9,597	4,797	6,156	(1,652)	631	—	—	19,529
Consumer and other loans	15,554	13,926	38,183	(12,115)	1,132	—	(29,424)	27,256
Nelnet Bank:								
Private education loans	—	—	330	(7)	—	—	—	323
	$ 61,914	91,014	63,360	(28,729)	1,763	15,800	(29,424)	175,698

(a) During the years ended December 31, 2022, 2021, and 2020 the Company acquired $12.0 million (par value), $224.1 million (par value), and $835.0 million (par value), respectively, of federally insured rehabilitation loans that met the definition of PCD loans when they were purchased by the Company.

The following table summarizes net charge-offs as a percentage of average loans for each of the Company's loan portfolios.

	Year ended December 31,		
	2022	2021	2020
Non-Nelnet Bank:			
Federally insured loans	0.15 %	0.11 %	0.08 %
Private education loans	1.18 %	0.55 %	0.36 %
Consumer and other loans	2.05 %	6.21 %	8.66 %
Nelnet Bank: (a)			
Federally insured loans	0.01 %	0.00 %	—
Private education loans	0.10 %	0.00 %	0.14 %

(a) The charge-offs as a percentage of average loans for Nelnet Bank in 2020 is for the period from November 2, 2020 (Nelnet Bank's inception) through December 31, 2020.

(Dollars in thousands, except share amounts, unless otherwise noted)

Beginning in March 2020, the coronavirus disease 2019 ("COVID-19") pandemic caused significant disruptions in the U.S. and world economies. Apart from the impact of the adoption of Topic 326 effective January 1, 2020, the Company's allowance for loan losses increased in 2020 primarily as a result of the COVID-19 pandemic and its effects on economic conditions.

During the year ended December 31, 2021, the Company recorded a negative provision for loan losses due to (i) management's estimate of certain improved economic conditions as of December 31, 2021 in comparison to management's estimate of economic conditions used to determine the allowance for loan losses as of December 31, 2020; (ii) an increase in the constant prepayment rate on FFELP consolidation loans; and (iii) the amortization of the federally insured loan portfolio. These amounts were partially offset by the establishment of an initial allowance for loans originated and acquired during the period.

During the year ended December 31, 2022, the Company recorded a provision for loan losses due to (i) management's estimate of declining economic conditions as of December 31, 2022 in comparison to management's estimate of economic conditions used to determine the allowance for loan losses as of December 31, 2021; and (ii) the establishment of an initial allowance for loans originated and acquired during the period. These amounts were partially offset by the amortization of the federally insured loan portfolio and an increase in expected prepayments as a result of continued initiatives offered and proposed by the Department for FFELP borrowers to consolidate their loans into Federal Direct Loan Program loans with the Department.

Unfunded Private Education Loan Commitments

As of December 31, 2022, Nelnet Bank has a liability of approximately $84,000 related to $5.0 million of unfunded private education loan commitments. The liability for unfunded loan commitments is included in "other liabilities" on the consolidated balance sheets. During the year ended December 31, 2022, Nelnet Bank recognized provision for loan losses of approximately $73,000 related to unfunded loan commitments.

Key Credit Quality Indicators

Loan Status and Delinquencies

Key credit quality indicators for the Company's federally insured, private education, consumer, and other loan portfolios are loan status, including delinquencies. The impact of changes in loan status is incorporated into the allowance for loan losses calculation. Delinquencies have the potential to adversely impact the Company's earnings through increased servicing and collection costs and account charge-offs. The table below shows the Company's loan status and delinquency amounts.

	As of December 31,								
	2022			2021			2020		
Federally insured loans - Non-Nelnet Bank:									
Loans in-school/grace/deferment (a)	$ 637,919	4.7 %		$ 829,624	4.9 %		$ 1,036,028	5.4 %	
Loans in forbearance (b)	1,103,181	8.1		1,118,667	6.5		1,973,175	10.3	
Loans in repayment status:									
Loans current	10,173,859		86.0 %	12,847,685		84.9 %	13,683,054		84.9 %
Loans delinquent 31-60 days (c)	415,305		3.5	895,656		5.9	633,411		3.9
Loans delinquent 61-90 days (c)	253,565		2.2	352,449		2.3	307,936		1.9
Loans delinquent 91-120 days (c)	180,029		1.5	251,075		1.7	800,257		5.0
Loans delinquent 121-270 days (c)	534,410		4.5	592,449		3.9	674,975		4.2
Loans delinquent 271 days or greater (c)(d)	268,205		2.3	203,442		1.3	20,337		0.1
Total loans in repayment	11,825,373	87.2	100.0 %	15,142,756	88.6	100.0 %	16,119,970	84.3	100.0 %
Total federally insured loans	13,566,473	100.0 %		17,091,047	100.0 %		19,129,173	100.0 %	
Accrued interest receivable	808,150			784,716			791,453		
Loan discount, net of unamortized premiums and deferred origination costs	(35,468)			(28,309)			(14,505)		
Allowance for loan losses	(83,593)			(103,381)			(128,590)		
Total federally insured loans and accrued interest receivable, net of allowance for loan losses	$ 14,255,562			$ 17,744,073			$ 19,777,531		

(Dollars in thousands, except share amounts, unless otherwise noted)

	As of December 31,								
	2022			2021			2020		
Private education loans - Non-Nelnet Bank:									
Loans in-school/grace/deferment (a)	$ 12,756	5.1 %		$ 9,661	3.2 %		$ 5,049	1.6 %	
Loans in forbearance (b)	2,017	0.8		3,601	1.2		2,359	0.7	
Loans in repayment status:									
Loans current	232,539		97.9 %	280,457		98.0 %	310,036		99.0 %
Loans delinquent 31-60 days (c)	2,410		1.0	2,403		0.8	1,099		0.4
Loans delinquent 61-90 days (c)	767		0.3	976		0.3	675		0.2
Loans delinquent 91 days or greater (c)	1,894		0.8	2,344		0.9	1,371		0.4
Total loans in repayment	237,610	94.1	100.0 %	286,180	95.6	100.0 %	313,181	97.7	100.0 %
Total private education loans	252,383	100.0 %		299,442	100.0 %		320,589	100.0 %	
Accrued interest receivable	2,146			1,960			2,131		
Loan discount, net of unamortized premiums	(38)			(1,123)			2,691		
Allowance for loan losses	(15,411)			(16,143)			(19,529)		
Total private education loans and accrued interest receivable, net of allowance for loan losses	$ 239,080			$ 284,136			$ 305,882		
Consumer and other loans - Non-Nelnet Bank:									
Loans in deferment (a)	$ 109	0.0 %		$ 43	0.1 %		$ 829	0.8 %	
Loans in repayment status:									
Loans current	346,812		98.9 %	49,697		97.0 %	105,650		97.4 %
Loans delinquent 31-60 days (c)	1,906		0.5	414		0.8	954		0.9
Loans delinquent 61-90 days (c)	764		0.2	322		0.6	804		0.7
Loans delinquent 91 days or greater (c)	1,324		0.4	825		1.6	1,109		1.0
Total loans in repayment	350,806	100.0	100.0 %	51,258	99.9	100.0 %	108,517	99.2	100.0 %
Total consumer and other loans	350,915	100.0 %		51,301	100.0 %		109,346	100.0 %	
Accrued interest receivable	3,658			396			1,001		
Loan discount, net of unamortized premiums	(588)			913			1,640		
Allowance for loan losses	(30,263)			(6,481)			(27,256)		
Total consumer and other loans and accrued interest receivable, net of allowance for loan losses	$ 323,722			$ 46,129			$ 84,731		
Federally insured loans - Nelnet Bank (e):									
Loans in-school/grace/deferment (a)	$ 241	0.4 %		$ 330	0.4 %				
Loans in forbearance (b)	981	1.5		1,057	1.2				
Loans in repayment status:									
Loans current	63,225		97.8 %	85,599		98.8 %			
Loans delinquent 30-59 days (c)	436		0.7	816		1.0			
Loans delinquent 60-89 days (c)	466		0.7	—		—			
Loans delinquent 90-119 days (c)	222		0.3	—		—			
Loans delinquent 120-270 days (c)	183		0.3	209		0.2			
Loans delinquent 271 days or greater (c)	159		0.2	—		—			
Total loans in repayment	64,691	98.1	100.0 %	86,624	98.4	100.0 %			
Total federally insured loans	65,913	100.0 %		88,011	100.0 %				
Accrued interest receivable	1,758			1,216					
Loan premium	20			26					
Allowance for loan losses	(170)			(268)					
Total federally insured loans and accrued interest receivable, net of allowance for loan losses	$ 67,521			$ 88,985					

(Dollars in thousands, except share amounts, unless otherwise noted)

	As of December 31,								
	2022			2021			2020		
Private education loans - Nelnet Bank (e):									
Loans in-school/grace/deferment (a)	$ 11,580	3.3 %		$ 150	0.1 %		$ —	— %	
Loans in forbearance (b)	864	0.2		460	0.3		29	0.2	
Loans in repayment status:									
Loans current	340,830		99.8 %	169,157		99.9 %	17,514		100.0 %
Loans delinquent 30-59 days (c)	167		0.1	51		0.0	—		—
Loans delinquent 60-89 days (c)	32		0.0	—		—	—		—
Loans delinquent 90 days or greater (c)	409		0.1	72		0.1	—		—
Total loans in repayment	341,438	96.5	100.0 %	169,280	99.6	100.0 %	17,514	99.8	100.0 %
Total private education loans	353,882	100.0 %		169,890	100.0 %		17,543	100.0 %	
Accrued interest receivable	1,152			264			26		
Deferred origination costs, net of unaccreted discount	5,360			2,560			266		
Allowance for loan losses	(2,390)			(840)			(323)		
Total private education loans and accrued interest receivable, net of allowance for loan losses	$ 358,004			$ 171,874			$ 17,512		

(a) Loans for borrowers who still may be attending school or engaging in other permitted educational activities and are not yet required to make payments on the loans, *e.g.*, residency periods for medical students or a grace period for bar exam preparation for law students.

(b) Loans for borrowers who have temporarily ceased making full payments due to hardship or other factors, according to a schedule approved by the servicer consistent with the established loan program servicing procedures and policies.

(c) The period of delinquency is based on the number of days scheduled payments are contractually past due and relate to repayment loans, that is, receivables not charged off, and not in school, grace, deferment, or forbearance.

(d) A portion of loans included in loans delinquent 271 days or greater includes loans in claim status, which are loans that have gone into default and have been submitted to the guaranty agency.

(e) For the periods presented for Nelnet Bank, the delinquency bucket periods conform with the delinquency bucket periods reflected in Nelnet Bank's Call Reports filed with the Federal Deposit Insurance Corporation.

FICO Scores - Nelnet Bank Private Education Loans

An additional key credit quality indicator for Nelnet Bank private education loans is FICO scores at the time of origination. The following tables highlight the gross principal balance of Nelnet Bank's private education loan portfolio, by year of origination, stratified by FICO score at the time of origination.

	Loan balance as of December 31, 2022			
	2022	2021	2020	Total
FICO at origination:				
Less than 705	$ 5,898	5,389	348	11,635
705 - 734	23,392	10,543	542	34,477
735 - 764	35,456	16,686	1,473	53,615
765 - 794	57,141	31,035	1,622	89,798
Greater than 794	87,959	70,135	6,263	164,357
	$ 209,846	133,788	10,248	353,882

	Loan balance as of December 31, 2021		
	2021	2020	Total
FICO at origination:			
Less than 705	$ 6,481	100	6,581
705 - 734	11,697	276	11,973
735 - 764	18,611	1,072	19,683
765 - 794	36,274	1,467	37,741
Greater than 794	86,141	7,771	93,912
	$ 159,204	10,686	169,890

Nonaccrual Status

The Company does not place federally insured loans on nonaccrual status due to the government guaranty. The amortized cost of private education, consumer, and other loans on nonaccrual status, as well as the allowance for loan losses related to such loans, as of December 31, 2022, 2021, and 2020 was not material.

(Dollars in thousands, except share amounts, unless otherwise noted)

Amortized Cost Basis by Origination Year

The following table presents the amortized cost of the Company's private education, consumer, and other loans by loan status and delinquency amount as of December 31, 2022 based on year of origination. Effective July 1, 2010, no new loan originations can be made under the FFEL Program and all new federal loan originations must be made under the Federal Direct Loan Program. As such, all the Company’s federally insured loans were originated prior to July 1, 2010.

	2022	2021	2020	2019	2018	Prior years	Total
Private education loans - Non-Nelnet Bank:							
Loans in-school/grace/deferment	$ 1,870	6,073	1,324	2,000	101	1,388	12,756
Loans in forbearance	—	58	438	692	177	652	2,017
Loans in repayment status:							
Loans current	4,098	3,915	53,415	42,062	157	128,892	232,539
Loans delinquent 31-60 days	7	25	239	489	—	1,650	2,410
Loans delinquent 61-90 days	—	—	—	114	—	653	767
Loans delinquent 91 days or greater	—	—	60	—	—	1,834	1,894
Total loans in repayment	4,105	3,940	53,714	42,665	157	133,029	237,610
Total private education loans	$ 5,975	10,071	55,476	45,357	435	135,069	252,383
Accrued interest receivable							2,146
Loan discount, net of unamortized premiums							(38)
Allowance for loan losses							(15,411)
Total private education loans and accrued interest receivable, net of allowance for loan losses							$ 239,080
Consumer and other loans - Non-Nelnet Bank:							
Loans in deferment	$ 46	52	—	11	—	—	109
Loans in repayment status:							
Loans current	331,933	10,858	678	1,822	1,518	3	346,812
Loans delinquent 31-60 days	1,317	508	40	25	16	—	1,906
Loans delinquent 61-90 days	627	49	55	22	11	—	764
Loans delinquent 91 days or greater	419	337	6	192	370	—	1,324
Total loans in repayment	334,296	11,752	779	2,061	1,915	3	350,806
Total consumer and other loans	$ 334,342	11,804	779	2,072	1,915	3	350,915
Accrued interest receivable							3,658
Loan discount, net of unamortized premiums							(588)
Allowance for loan losses							(30,263)
Total consumer and other loans and accrued interest receivable, net of allowance for loan losses							$ 323,722
Private education loans - Nelnet Bank (a):							
Loans in-school/grace/deferment	$ 9,315	1,210	1,055	—	—	—	11,580
Loans in forbearance	747	117	—	—	—	—	864
Loans in repayment status:							
Loans current	199,650	132,009	9,171	—	—	—	340,830
Loans delinquent 30-59 days	32	113	22	—	—	—	167
Loans delinquent 60-89 days	32	—	—	—	—	—	32
Loans delinquent 90 days or greater	70	339	—	—	—	—	409
Total loans in repayment	199,784	132,461	9,193	—	—	—	341,438
Total private education loans	$ 209,846	133,788	10,248	—	—	—	353,882
Accrued interest receivable							1,152
Deferred origination costs, net of unaccreted discount							5,360
Allowance for loan losses							(2,390)
Total private education loans and accrued interest receivable, net of allowance for loan losses							$ 358,004

(a) For the periods presented for Nelnet Bank, the delinquency bucket periods conform with the delinquency bucket periods reflected in Nelnet Bank's Call Reports filed with the Federal Deposit Insurance Corporation.

(Dollars in thousands, except share amounts, unless otherwise noted)

5. Bonds and Notes Payable

The following tables summarize the Company's outstanding debt obligations by type of instrument:

	As of December 31, 2022		
	Carrying amount	Interest rate range	Final maturity
Variable-rate bonds and notes issued in FFELP loan asset-backed securitizations:			
Bonds and notes based on indices	$ 11,868,190	4.47% - 6.39%	8/26/30 - 9/25/69
Bonds and notes based on auction	178,960	0.00% - 4.02%	3/22/32 - 11/26/46
Total FFELP variable-rate bonds and notes	12,047,150		
Fixed-rate bonds and notes issued in FFELP loan asset-backed securitizations	594,051	1.42% - 3.45%	10/25/67 - 8/27/68
FFELP loan warehouse facility	978,956	4.69% / 4.71%	5/22/24
Private education loan warehouse facility	64,356	4.72%	12/31/23
Consumer loan warehouse facility	89,000	4.73%	11/14/25
Variable-rate bonds and notes issued in private education loan asset-backed securitizations	19,865	5.90% / 6.14%	12/26/40 / 6/25/49
Fixed-rate bonds and notes issued in private education loan asset-backed securitization	23,032	3.60% / 5.35%	12/26/40 / 12/28/43
Unsecured line of credit	—	—	9/22/26
Participation agreement	395,432	5.02%	5/4/23
Repurchase agreements	567,254	0.97% - 5.60%	1/04/23 - 11/27/24
Other - due to related party	6,187	3.55% - 6.05%	3/01/24 - 11/15/30
	14,785,283		
Discount on bonds and notes payable and debt issuance costs	(148,088)		
Total	$ 14,637,195		

	As of December 31, 2021		
	Carrying amount	Interest rate range	Final maturity
Variable-rate bonds and notes issued in FFELP loan asset-backed securitizations:			
Bonds and notes based on indices	$ 15,887,295	0.23% - 2.10%	5/27/25 - 9/25/69
Bonds and notes based on auction	248,550	0.00% - 1.09%	3/22/32 - 11/26/46
Total FFELP variable-rate bonds and notes	16,135,845		
Fixed-rate bonds and notes issued in FFELP loan asset-backed securitizations	772,935	1.42% - 3.45%	10/25/67 - 8/27/68
FFELP loan warehouse facility	5,048	0.21%	5/22/23
Private education loan warehouse facility	107,011	0.24%	2/13/23
Variable-rate bonds and notes issued in private education loan asset-backed securitizations	31,818	1.65% / 1.85%	12/26/40 / 6/25/49
Fixed-rate bonds and notes issued in private education loan asset-backed securitization	28,613	3.60% / 5.35%	12/26/40 / 12/28/43
Unsecured line of credit	—	—	9/22/26
Participation agreement	253,969	0.78%	5/4/22
Repurchase agreements	483,848	0.66% - 1.46%	5/27/22 - 12/20/23
Secured line of credit	5,000	1.91%	5/30/22
	17,824,087		
Discount on bonds and notes payable and debt issuance costs	(192,998)		
Total	$ 17,631,089		

(Dollars in thousands, except share amounts, unless otherwise noted)

Warehouse Facilities

The Company funds a portion of its loan acquisitions using warehouse facilities. Loan warehousing allows the Company to buy and manage loans prior to transferring them into more permanent financing arrangements.

FFELP loan warehouse facility

As of December 31, 2022, the Company's FFELP warehouse facility had an aggregate maximum financing amount available of $1.2 billion, liquidity provisions through May 22, 2023, and a final maturity of May 22, 2024. As of December 31, 2022, $979.0 million was outstanding under this facility, $221.0 million was available for future funding, and the Company had $67.0 million advanced as equity support. In the event the Company is unable to renew the liquidity provisions by May 22, 2023, the facility would become a term facility at a stepped-up cost, with no additional student loans being eligible for financing, and the Company would be required to refinance the existing loans in the facility by the facility's final maturity date.

Private education loan warehouse facility

As of December 31, 2022, the Company's private education warehouse facility had an aggregate maximum financing amount available of $64.4 million, an advance rate of 75%, liquidity provisions through June 30, 2023, and a final maturity of December 31, 2023. As of December 31, 2022, $64.4 million was outstanding under this facility with no amount available for future funding, and the Company had $22.4 million advanced as equity support.

Consumer loan warehouse facility

On November 14, 2022, the Company closed on a consumer loan warehouse facility that had an aggregate maximum financing amount available of $250.0 million, an advance rate of 70%, liquidity provisions through November 14, 2024, and a final maturity date of November 14, 2025. As of December 31, 2022, $89.0 million was outstanding under this facility, $161.0 million was available for future funding, and the Company had $36.6 million advanced as equity support.

Asset-backed securitizations

The Company has historically relied upon asset-backed securitizations as its most significant source of funding for loans. The net cash flow the Company receives from the securitized loans generally represents the excess amounts, if any, generated by the underlying loans over the amounts required to be paid to the bondholders, after deducting servicing fees and any other expenses relating to the securitizations. The Company's rights to cash flow from securitized loans are subordinate to bondholder interests, and the securitized loans may fail to generate any cash flow beyond what is due to bondholders. The bonds and notes payable are primarily secured by the loans receivable, related accrued interest, and by the amounts on deposit in the accounts established under the respective financing agreements.

The following table summarizes the asset-backed securitization transactions completed in 2021. There were no asset-backed securitization transactions completed during the year ended December 31, 2022.

	2021-1	2021-2	Total
Date securities issued	6/30/21	8/31/21	
Total original principal amount	$ 797,000	531,300	1,328,300
Class A senior notes:			
Total principal amount	$ 781,000	520,600	1,301,600
Cost of funds	1-month LIBOR plus 0.50%	1-month LIBOR plus 0.50%	
Final maturity date	7/25/69	9/25/69	
Class B subordinated notes:			
Total principal amount	$ 16,000	10,700	26,700
Cost of funds	1-month LIBOR plus 1.25%	1-month LIBOR plus 1.20%	
Final maturity date	7/25/69	9/25/69	

(Dollars in thousands, except share amounts, unless otherwise noted)

Unsecured Line of Credit

The Company has a $495.0 million unsecured line of credit that has a maturity date of September 22, 2026. The line of credit provides that the Company may increase the aggregate financing commitments, through the existing lenders and/or through new lenders, up to a total of $737.5 million, subject to certain conditions. As of December 31, 2022, no amount was outstanding on the line of credit and $495.0 million was available for future use. Interest on amounts borrowed under the line of credit is payable, at the Company's election, at an alternate base rate or a Eurodollar rate, plus a variable rate (LIBOR), in each case as defined in the credit agreement. The current margin applicable to Eurodollar borrowings is 150 basis points and may vary from 100 to 175 basis points depending on the Company's credit rating.

The line of credit agreement contains certain financial covenants that, if not met, lead to an event of default under the agreement. The covenants include, among others, maintaining:

- A minimum consolidated net worth
- A limitation on recourse indebtedness to adjusted EBITDA (over the last four rolling quarters)
- A limitation on recourse and non-recourse indebtedness
- A limitation on the amount of private education, consumer, and other (non-FFELP) loans in the Company’s portfolio
- A limitation on permitted investments, including business acquisitions that are not in one of the Company's existing lines of business

As of December 31, 2022, the Company was in compliance with all of these requirements. Many of these covenants are duplicated in the Company's other lending facilities, including its warehouse facilities.

The Company's operating line of credit does not have any covenants related to unsecured debt ratings. However, changes in the Company's ratings have modest implications on the pricing level at which the Company obtains funds.

A default on the Company's other debt facilities would result in an event of default on the Company's unsecured line of credit that would result in the outstanding balance on the line of credit, if any, becoming immediately due and payable.

Participation Agreement

The Company has an agreement with Union Bank, a related party, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in FFELP loan asset-backed securities (bond investments). As of December 31, 2022, $395.4 million of FFELP loan asset-backed securities were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. The Company can participate FFELP loan asset-backed securities to Union Bank to the extent of availability under the grantor trusts, up to $400.0 million or an amount in excess of $400.0 million if mutually agreed to by both parties. The Company maintains legal ownership of the FFELP loan asset-backed securities and, in its discretion, approves and accomplishes any sale, assignment, transfer, encumbrance, or other disposition of the securities. As such, the FFELP loan asset-backed securities subject to this agreement are included on the Company's consolidated balance sheets as "investments and notes receivable" and the participation interests outstanding have been accounted for by the Company as a secured borrowing.

See note 7 for additional information about the FFELP loan asset-backed securities investments serving as collateral under this participation agreement.

Repurchase Agreements

On May 3, 2021 and June 23, 2021, the Company entered into repurchase agreements with non-affiliated third parties, the proceeds of which are collateralized by certain private education and FFELP loan asset-backed securities (bond investments). The first agreement has various maturity dates through November 27, 2024 or earlier if either party provides 180 days’ prior written notice, and the second agreement has various maturity dates (as of December 31, 2022) from January 4, 2023 through January 25, 2023. Subsequent to December 31, 2022, the maturities on this agreement were extended, and as of February 28, 2023, the maturity dates vary from March 8, 2023 through November 27, 2024. The Company incurs interest on amounts outstanding under these agreements based on three-month LIBOR plus an applicable spread. Under the first agreement, the Company is subject to margin deficit payment requirements if the fair value of the securities subject to the agreement is less than the original purchase price of such securities on any scheduled reset date, and under the second agreement, the Company

(Dollars in thousands, except share amounts, unless otherwise noted)

could be subject to margin deficit payment requirements if the fair value of the securities subject to the agreement is less than the original purchase price of such securities and the counter-party provides notice requiring such payment. Included in “bonds and notes payable” in the consolidated balance sheets as of December 31, 2022 was $299.8 million subject to the first agreement and $267.5 million subject to the second agreement.

See note 7 and below under “Debt Repurchases” for additional information about the private education and FFELP loan asset-backed securities investments, respectively, serving as collateral for these repurchase agreements.

Nelnet Bank

Nelnet Bank has Federal Funds lines of credit with correspondent banks totaling $30.0 million at a stated interest rate at the time of borrowing. As of December 31, 2022, no amounts were drawn on these lines of credit.

Debt Covenants

Certain bond resolutions and related credit agreements contain, among other requirements, covenants relating to restrictions on additional indebtedness, limits as to direct and indirect administrative expenses, and maintaining certain financial ratios. The Company is in compliance with all covenants of the bond indentures and related credit agreements as of December 31, 2022.

Maturity Schedule

Bonds and notes outstanding as of December 31, 2022 are due in varying amounts as shown below.

2023	$ 885,772
2024	1,120,517
2025	89,000
2027	285
2028 and thereafter	12,689,709
	$ 14,785,283

Generally, the Company's secured financing instruments can be redeemed on any interest payment date at par plus accrued interest. Subject to certain provisions, all bonds and notes are subject to redemption prior to maturity at the option of certain lending subsidiaries.

Accrued Interest Liability

During 2021, the Company reversed a historical accrued interest liability of $23.8 million on certain bonds, which liability the Company determined was no longer probable of being required to be paid. The liability was initially recorded when certain asset-backed securitizations were acquired in 2011 and 2013. The reduction of this liability is reflected in (a reduction of) "interest expense on bonds and notes payable and bank deposits" in the consolidated statements of income.

Debt Repurchases

The following table summarizes the Company's repurchases of its own debt. Gains/losses recorded by the Company from the repurchase of debt are included in “other, net” in "other income (expense)" on the Company’s consolidated statements of income.

	Year ended December 31,		
	2022	2021	2020
Purchase price	$ (67,081)	(407,487)	(25,643)
Par value	69,133	406,875	27,605
Remaining unamortized cost of issuance	(821)	(6,163)	(38)
Gain (loss)	$ 1,231	(6,775)	1,924

The Company has repurchased certain of its own asset-backed securities (bonds and notes payable) in the secondary market. For accounting purposes, these notes are eliminated in consolidation and are not included in the Company's consolidated financial statements. However, these securities remain legally outstanding at the trust level and the Company could sell these

(Dollars in thousands, except share amounts, unless otherwise noted)

notes to third parties or redeem the notes at par as cash is generated by the trust estate. Upon a sale of these notes to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. As of December 31, 2022, the Company holds $417.2 million (par value) of its own FFELP asset-backed securities. As of December 31, 2022, $331.6 million (par value) of the Company's repurchased FFELP loan asset-backed securities were serving as collateral on amounts outstanding under the Company's repurchase agreements (as discussed above).

6. Derivative Financial Instruments

The Company uses derivative financial instruments primarily to manage interest rate risk. The Company is exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of the Company's assets do not match the interest rate characteristics of the funding for those assets. The Company periodically reviews the mismatch related to the interest rate characteristics of its assets and liabilities together with the Company's outlook as to current and future market conditions. Based on those factors, the Company uses derivative instruments as part of its overall risk management strategy. Derivative instruments used as part of the Company's interest rate risk management strategy are discussed below.

Basis Swaps

Interest earned on the majority of the Company's FFELP student loan assets is indexed to the one-month LIBOR rate. Meanwhile, the Company funds a portion of its FFELP loan assets with three-month LIBOR indexed floating rate securities. The differing interest rate characteristics of the Company's loan assets versus the liabilities funding these assets results in basis risk, which impacts the Company's excess spread earned on its loans.

The Company also faces repricing risk due to the timing of the interest rate resets on its liabilities, which may occur as infrequently as once a quarter, in contrast to the timing of the interest rate resets on its assets, which generally occur daily.

As of December 31, 2022, the Company’s AGM operating segment had $12.7 billion, $0.5 billion, and $0.4 billion of FFELP loans indexed to the one-month LIBOR rate, three-month commercial paper rate, and the three-month treasury bill rate, respectively, the indices for which reset daily, and $3.8 billion of debt indexed to three-month LIBOR, the indices for which reset quarterly, and $8.1 billion of debt indexed to one-month LIBOR, the indices for which reset monthly.

The Company has used derivative instruments to hedge its basis risk and repricing risk. The Company has entered into basis swaps in which the Company receives three-month LIBOR set discretely in advance and pays one-month LIBOR plus or minus a spread as defined in the agreements (the “1:3 Basis Swaps”).

The following table summarizes the Company’s 1:3 Basis Swaps outstanding:

	As of December 31,	
	2022	2021
Maturity	Notional amount	Notional amount
2022	$ —	2,000,000
2023	750,000	750,000
2024	1,750,000	1,750,000
2026	1,150,000	1,150,000
2027	250,000	250,000
	$ 3,900,000	5,900,000

The weighted average rate paid by the Company on the 1:3 Basis Swaps as of December 31, 2022 and 2021, was one-month LIBOR plus 9.7 basis points and 9.1 basis points, respectively.

Interest Rate Swaps – Floor Income Hedges

FFELP loans originated prior to April 1, 2006 generally earn interest at the higher of the borrower rate, which is fixed over a period of time, or a floating rate based on the Special Allowance Payments (SAP) formula set by the Department. The SAP rate is based on an applicable index plus a fixed spread that depends on loan type, origination date, and repayment status. The Company generally finances its student loan portfolio with variable rate debt. In low and/or certain declining interest rate environments, when the fixed borrower rate is higher than the SAP rate, these student loans earn at a fixed rate while the

(Dollars in thousands, except share amounts, unless otherwise noted)

interest on the variable rate debt typically continues to reflect the low and/or declining interest rates. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. All FFELP loans first originated on or after April 1, 2006 effectively earn at the SAP rate, since lenders are required to rebate fixed rate floor income and variable rate floor income for these loans to the Department.

Absent the use of derivative instruments, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their SAP formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced.

As of December 31, 2022 and 2021, the Company had $0.9 billion and $7.2 billion, respectively, of FFELP student loan assets that were earning fixed rate floor income.

The following table summarizes the outstanding derivative instruments used by the Company to economically hedge loans earning fixed rate floor income.

	As of December 31, 2022		As of December 31, 2021	
Maturity	Notional amount	Weighted average fixed rate paid by the Company (a)	Notional amount	Weighted average fixed rate paid by the Company (a)
2022	$ —	— %	$ 500,000	0.94 %
2023	—	—	900,000	0.62
2024	2,000,000	0.35	2,500,000	0.35
2025	—	—	500,000	0.35
2026	500,000	1.02	500,000	1.02
2031	100,000	1.53	100,000	1.53
2032 (b)	200,000	2.92	—	—
	$ 2,800,000	0.70 %	$ 5,000,000	0.55 %

(a) For the interest rate derivatives maturing in 2032, the Company receives payments based on Secured Overnight Financing Rate (SOFR) that resets quarterly. For all other interest rate derivatives, the Company receives payments based on three-month LIBOR that resets quarterly.

(b) These derivatives have forward effective start dates in November 2024.

In March 2022, the Company terminated $650 million in notional amount of derivatives ($500 million and $150 million that had maturity dates in 2022 and 2023, respectively) for net payments of $0.1 million. On April 29, 2022, the Company terminated $1.25 billion in notional amount of derivatives ($500 million, $250 million, and $500 million that had maturity dates in 2023, 2024, and 2025, respectively) for total proceeds of $68.1 million. On August 26, 2022, the Company terminated $500 million in notional amount of derivatives ($250 million that had maturity dates in each of 2023 and 2024) for total proceeds of $23.8 million.

(Dollars in thousands, except share amounts, unless otherwise noted)

Consolidated Financial Statement Impact Related to Derivatives - Statements of Income

The following table summarizes the components of "derivative market value adjustments and derivative settlements, net" included in the consolidated statements of income.

	Year ended December 31,		
	2022	**2021**	**2020**
Settlements:			
1:3 basis swaps	$ (206)	(1,638)	10,378
Interest rate swaps - floor income hedges	33,149	(19,729)	(6,699)
Total settlements - income (expense)	32,943	(21,367)	3,679
Change in fair value:			
1:3 basis swaps	2,262	5,027	(7,462)
Interest rate swaps - floor income hedges	229,429	87,786	(20,682)
Total change in fair value - income (expense)	231,691	92,813	(28,144)
Derivative market value adjustments and derivative settlements, net - income (expense)	$ 264,634	71,446	(24,465)

Derivative Instruments - Credit and Market Risk

Interest rate movements have an impact on the amount of variation margin the Company may be required to pay to its third-party clearinghouse. The Company attempts to manage market risk associated with interest rates by establishing and monitoring limits as to the types and degree of risk that may be undertaken. The Company's derivative portfolio and hedging strategy is reviewed periodically by its internal risk committee and board of directors' Risk and Finance Committee. With the Company's current derivative portfolio, the Company does not currently anticipate any movement in interest rates having a material impact on its liquidity or capital resources, nor expects future movements in interest rates to have a material impact on its ability to meet variation margin payments to its third-party clearinghouse.

(Dollars in thousands, except share amounts, unless otherwise noted)

7. Investments and Notes Receivable

A summary of the Company's investments and notes receivable follows:

	As of December 31, 2022				As of December 31, 2021			
	Amortized cost	Gross unrealized gains	Gross unrealized losses (a)	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investments (at fair value):								
FFELP loan asset-backed securities-available-for-sale (b)	$ 813,716	4,453	(19,958)	798,211	480,691	14,710	(719)	494,682
Private education loan asset-backed securities - available-for-sale (c)	337,844	—	(29,560)	308,284	414,286	507	(2,241)	412,552
Other debt securities - available-for-sale (d)	290,070	169	(7,697)	282,542	22,435	—	—	22,435
Total available-for-sale debt securities	$1,441,630	4,622	(57,215)	1,389,037	917,412	15,217	(2,960)	929,669
Equity securities				39,082				71,986
Total investments (at fair value)				1,428,119				1,001,655
Other Investments and Notes Receivable (not measured at fair value):								
Other debt securities - held-to-maturity (e)				18,774				8,200
Venture capital and funds:								
Measurement alternative (f)(g)				160,052				157,609
Equity method				89,332				67,840
Total venture capital and funds				249,384				225,449
Real estate:								
Equity method				80,364				47,226
Investment in ALLO:								
Voting interest/equity method (h)				67,538				87,247
Preferred membership interest and accrued and unpaid preferred return (i)				145,926				137,342
Total investment in ALLO				213,464				224,589
Beneficial interest in loan securitizations (j):								
Private education loans				75,261				66,008
Consumer loans and other				39,249				28,366
Federally insured student loans				24,228				25,768
Total beneficial interest in loan securitizations				138,738				120,142
Solar (k)				(55,448)				(42,457)
Notes receivable				31,106				—
Tax liens, affordable housing, and other				7,416				4,115
Total investments (not measured at fair value)				683,798				587,264
Total investments and notes receivable				$ 2,111,917				$ 1,588,919

(a) As of December 31, 2022, the aggregate fair value of available-for-sale debt securities with unrealized losses was $1.2 billion. The Company currently has the intent and ability to retain these investments, and none of the unrealized losses were due to credit losses.

(b) A portion of FFELP loan asset-backed securities were subject to participation interests held by Union Bank, as discussed in note 5 under "Participation Agreement." As of December 31, 2022, the par value and fair value of these securities was $395.4 million and $370.7 million, respectively.

The Company’s FFELP loan asset-backed securities classified as available-for-sale with a fair value of $105.5 million, $9.3 million, $77.0 million, and $606.4 million as of December 31, 2022 were scheduled to mature within the next one year, 1-5 years, 6-10 years, and greater than 10 years, respectively.

(c) In December 2020, Wells Fargo announced the sale of its approximately $10.0 billion portfolio of private education loans. The Company entered into a joint venture with other investors to acquire the loans. Under the terms of the joint venture agreements, the Company serves as the sponsor and administrator for the loan securitizations completed by the joint venture to permanently finance the loans acquired. As sponsor of the loan securitizations, the Company is required to provide a certain level of risk retention, and has purchased bonds issued in such securitizations to satisfy this requirement.

(Dollars in thousands, except share amounts, unless otherwise noted)

The bonds purchased to satisfy the risk retention requirement are included in "private education loan asset-backed securities – available for sale" in the above table and as of December 31, 2022, the par value and fair value of these bonds was $336.5 million and $306.5 million, respectively. These securities were subject to repurchase agreements with third parties, as discussed in note 5 under "Repurchase Agreements." The Company must retain these investment securities until the latest of (i) two years from the closing date of the securitization, (ii) the date the aggregate outstanding principal balance of the loans in the securitization is 33% or less of the initial loan balance, and (iii) the date the aggregate outstanding principal balance of the bonds is 33% or less of the aggregate initial outstanding principal balance of the bonds, at which time the Company can sell its investment securities (bonds) to a third party.

As of December 31, 2022, the stated maturities for all the Company's private education loan asset-backed securities classified as available-for-sale were greater than 10 years.

(d) Other debt securities include mortgage-backed and consumer-backed securities and collateralized loan obligations. These debt securities classified as available-for-sale with a fair value of $23.4 million, $186.0 million, and $73.1 million as of December 31, 2022 were scheduled to mature in 1-5 years, 6-10 years, and greater than 10 years, respectively.

(e) As of December 31, 2022, securities classified as held-to-maturity of $1.5 million, $3.5 million and $13.8 million were scheduled to mature within one year, 1-5 years, and greater than 10 years, respectively. As of December 31, 2022, the fair value of these securities approximated their carrying value.

(f) The Company has an investment in Agile Sports Technologies, Inc. (doing business as "Hudl") that is included in "venture capital and funds" in the above table. In May 2020, the Company made an additional equity investment of approximately $26 million in Hudl, as one of the participants in an equity raise completed by Hudl. Prior to the additional 2020 investment, the Company had direct and indirect equity ownership interests in Hudl of less than 20%, which did not materially change as a result of this transaction. The Company accounts for its investment in Hudl using the measurement alternative method, which requires it to adjust its carrying value of the investment for changes resulting from observable market transactions. As a result of Hudl's equity raise, the Company recognized a $51.0 million gain during the second quarter of 2020 to adjust its carrying value to reflect the May 2020 transaction value. This gain is included in "other, net" in "other income (expense)" on the consolidated statements of income. In May 2021, the Company made an additional $5 million investment in Hudl. For accounting purposes, the May 2021 equity raise transaction was not considered an observable market transaction (not orderly) because it was not subject to customary marketing activities and the price was contractually agreed to during Hudl's prior May 2020 equity raise. Accordingly, the Company did not adjust its carrying value of its Hudl investment to the May 2021 transaction value. As of December 31, 2022, the carrying amount of the Company's investment in Hudl is $133.9 million.

David S. Graff, who has served on the Company's Board of Directors since May 2014, is CEO, co-founder, and a director of Hudl.

(g) In October 2021, CompanyCam Inc., an entity in which the Company has an equity investment, completed an additional equity raise. The Company accounts for its investment in this entity using the measurement alternative method, which requires it to adjust its carrying value of the investment for changes resulting from observable market transactions. As a result of this entity's equity raise, the Company recognized a $10.3 million gain during the fourth quarter of 2021 to adjust its carrying value to reflect the October 2021 transaction value. As of December 31, 2022, the carrying amount of this investment is $11.5 million.

(h) The Company accounts for its voting membership interests in ALLO Holdings LLC, a holding company for ALLO Communications LLC (collectively referred to as "ALLO") under the HLBV method of accounting. During the years ended December 31, 2022, 2021, and 2020, the Company recognized losses of $68.0 million, $42.1 million, and $3.6 million, respectively, under the HLBV method of accounting on its ALLO voting membership interests investment. Losses from the Company's investment in ALLO are included in "other, net" in "other income (expense)" on the consolidated statements of income.

During 2022, the Company contributed $48.3 million of additional equity to ALLO. As a result of this equity contribution, the Company's voting membership interests percentage in ALLO did not materially change.

Assuming ALLO continues its planned growth in existing and new communities, it will continue to invest substantial amounts in property and equipment to build the network and connect customers. The resulting recognition of depreciation and development costs could result in continuing net operating losses by ALLO under GAAP. Applying the HLBV method of accounting, the Company will continue to recognize a significant portion of ALLO's anticipated losses over the next several years.

(i) The preferred membership interests of ALLO held by the Company earn a preferred annual return of 6.25%. During the years ended December 31, 2022, 2021, and 2020, the Company recognized income on its ALLO preferred membership interests of $8.6 million, $8.4 million, and $0.4 million, respectively, which are included in "other, net" in "other income (expense)" on the consolidated statements of income.

(Dollars in thousands, except share amounts, unless otherwise noted)

Under October 2020 recapitalization agreements for ALLO, the parties have agreed to use commercially reasonable efforts (which expressly excludes requiring ALLO to raise any additional equity financing or sell any assets) to cause ALLO to redeem, on or before April 2024, the remaining preferred membership interests of ALLO held by the Company, plus the amount of accrued and unpaid preferred return on such interests.

(j) The Company has partial ownership in certain federally insured student, private education, and consumer and other loan securitizations. As of the latest remittance reports filed by the various trusts prior to or as of December 31, 2022, the Company's ownership correlates to approximately $390 million, $620 million, and $310 million of federally insured student, private education, and consumer and other loans, respectively, included in these securitizations.

(k) The Company makes investments in entities that promote renewable energy sources (solar). The Company's investments in these entities generate a return primarily through the realization of federal income tax credits, operating cash flows, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods which range from 5 to 6 years. As of December 31, 2022, the Company has funded a total of $278.4 million in solar investments, which includes $102.8 million funded by syndication partners. The carrying value of the Company's investment in a solar project is reduced by tax credits earned when the solar project is placed-in-service. The solar investment balance at December 31, 2022 represents the sum of total tax credits earned on solar projects placed-in-service through December 31, 2022 and the calculated HLBV net losses being larger than the total investment contributions made by the Company on such projects. As of December 31, 2022, the Company is committed to fund an additional $30.3 million on these projects, of which $22.5 million will be provided by syndication partners.

The Company accounts for its solar investments using the HLBV method of accounting. For the majority of the Company's solar investments, the HLBV method of accounting results in accelerated losses in the initial years of investment. During the years ended December 31, 2022, 2021, and 2020, the Company recognized losses on its solar investments of $9.5 million, $10.1 million, and $37.4 million, respectively. These losses, which include losses attributable to third-party noncontrolling interest investors (syndication partners), are included in "other, net" in "other income (expense)" on the consolidated statements of income. Solar losses attributed to noncontrolling interest investors was $10.9 million, $7.4 million, and $3.8 million, for the years ended December 31, 2022, 2021, and 2020, respectively, and is reflected in "net loss attributable to noncontrolling interests" in the consolidated statements of income.

8. Business Combinations

HigherSchool Publishing Company ("HigherSchool")

On December 31, 2020, the Company acquired 100% of the outstanding stock of HigherSchool for total cash consideration of $24.7 million. HigherSchool provides supplemental instructional services and educational professional development for K-12 schools. The acquisition of HigherSchool has expanded the Company's professional development and educational instruction services. The operating results of HigherSchool are included in the Education Technology, Services, and Payment Processing reportable operating segment from the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Cash and cash equivalents	$	7
Accounts receivable		5,711
Intangible assets		24,200
Excess cost over fair value of net assets acquired (goodwill)		6,292
Other liabilities		(11,510)
Net assets acquired	$	24,700

The acquired intangible assets were customer relationships of $24.2 million (10-year useful life).

The $6.3 million of goodwill was assigned to the Education Technology, Services, and Payment Processing operating segment and is not expected to be deductible for tax purposes. The amount allocated to goodwill was primarily attributed to the deferred tax liability related to the difference between the carrying amount and tax basis of acquired identifiable intangible assets.

The pro forma impacts of the HigherSchool acquisition on the Company's historical results prior to the acquisition were not material.

(Dollars in thousands, except share amounts, unless otherwise noted)

NGWeb Solutions, LLC

On April 30, 2022, the Company acquired 30% of the ownership interests of NGWeb Solutions, LLC ("NextGen") for total cash consideration of $9.2 million. NextGen provides software solutions primarily to higher education institutions to enable administrators to efficiently manage online forms, scholarships, employment, online timesheets, and other specialized processes that require signed authorizations and interactions with student information.

Prior to the acquisition, the Company owned 50% of the ownership interests of NextGen and accounted for this investment under the equity method. As a result of the acquisition, the previously held 50% ownership interests was remeasured to its fair value as of the April 30, 2022 date of acquisition of the additional 30% of the ownership interests, resulting in a $15.2 million revaluation gain, which is included in "other, net" in "other income (expense)" on the consolidated statements of income. For segment reporting, this gain is included in Corporate and Other Activities. Subsequent to the acquisition, the Company has consolidated the operating results of NextGen and such results are included in the Education Technology, Services, and Payment Processing reportable operating segment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Cash and cash equivalents	$	1,885
Accounts receivable		1,315
Property and equipment		800
Other assets		201
Intangible assets		15,250
Excess cost over fair value of net assets acquired (goodwill)		15,937
Other liabilities		(4,550)
Net assets acquired		30,838
Minority interest		(6,291)
Remeasurement of previously held investment		(15,342)
Total consideration paid by the Company	$	9,205

The $15.3 million of acquired intangible assets on the date of acquisition had a weighted-average useful life of approximately 14 years. The intangible assets that made up this amount include customer relationships of $12.8 million (15-year useful life), computer software of $1.7 million (5-year useful life), and a trade name of $0.8 million (10-year useful life).

The $15.9 million of goodwill was assigned to the NextGen reporting unit and is not expected to be deductible for tax purposes. The amount allocated to goodwill was primarily attributed to the synergies and economies of scale expected from combining the operations of the Company and NextGen.

The pro forma impacts of the NextGen acquisition on the Company's historical results prior to the acquisition were not material.

GRNE Solar

On July 1, 2022, the Company acquired 80% of the ownership interests of two subsidiaries of GRNE Solutions, LLC named GRNE-Nelnet, LLC (GRNE) and ENRG-Nelnet, LLC (ENRG) (collectively referred to as "GRNE Solar") for total cash consideration of $28.9 million. GRNE designs and installs residential, commercial, and utility-scale solar systems in the Midwest. ENRG owns certain assets that generate and sell solar energy. The acquisition diversifies the Company's position in the renewable energy space to include solar construction. For segment reporting, the operating results of GRNE Solar are included in Corporate and Other Activities.

As part of the acquisition, the Company agreed to pay $5.0 million in future capital contributions on behalf of the minority interest members. Any amount of the $5.0 million not paid as capital contributions to GRNE Solar by June 30, 2025 will be paid by the Company directly to the minority interest members. The $5.0 million liability is included in “other liabilities” and the Company recognized an additional $5.0 million in “goodwill” on the consolidated balance sheet as a result of the future capital contribution commitment.

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Cash and cash equivalents	$	1,742
Restricted cash		2,200
Accounts receivable		3,983
Property and equipment		8,720
Other assets		2,296
Intangible assets		11,683
Excess cost over fair value of net assets acquired (goodwill)		13,873
Bonds and notes payable		(750)
Other liabilities		(7,624)
Net assets acquired		36,123
Minority interest		(7,225)
Total consideration paid by the Company	$	28,898

The $11.7 million of acquired intangible assets on the date of acquisition had a weighted-average useful life of approximately 8 years. The intangible assets that made up this amount include a trade name of $8.1 million (10-year useful life), customer relationships of $1.1 million (3-year useful life), and other separably identified intangibles of $2.4 million (5-year useful life).

The $18.9 million of goodwill was assigned to the GRNE operating segment and is expected to be deductible for tax purposes. The amount allocated to goodwill was attributed to synergies from combining the operations of the Company and GRNE Solar and intangible assets that do not qualify for separate recognition.

The pro forma impacts of the GRNE Solar acquisition on the Company's historical results prior to the acquisition were not material.

9. Intangible Assets

Intangible assets consist of the following:

	Weighted average remaining useful life as of December 31, 2022 (months)	As of December 31, 2022	2021
Amortizable intangible assets, net:			
Customer relationships (net of accumulated amortization of $55,116 and $97,398, respectively)	112	$ 51,738	47,894
Trade names (net of accumulated amortization of $617)	114	8,293	—
Computer software (net of accumulated amortization of $6,400 and $3,669, respectively)	52	1,520	4,135
Other (net of accumulated amortization of $490)	54	1,950	—
Total - amortizable intangible assets, net	109	$ 63,501	52,029

The Company recorded amortization expense on its intangible assets of $15.0 million, $23.0 million, and $30.8 million during the years ended December 31, 2022, 2021, and 2020, respectively. The Company will continue to amortize intangible assets over their remaining useful lives. As of December 31, 2022, the Company estimates it will record amortization expense as follows:

2023	$	10,344
2024		9,770
2025		8,044
2026		7,259
2027		6,761
2028 and thereafter		21,323
	$	63,501

(Dollars in thousands, except share amounts, unless otherwise noted)

10. Goodwill

The change in the carrying amount of goodwill by reportable operating segment was as follows:

	Loan Servicing and Systems	Education Technology, Services, and Payment Processing	Asset Generation and Management (a)	Nelnet Bank	Corporate and Other Activities	Total
Balance as of December 31, 2020 and 2021	$ 23,639	76,570	41,883	—	—	142,092
Goodwill acquired (NextGen)	—	15,937	—	—	—	15,937
Goodwill acquired (GRNE Solar)	—	—	—	—	18,873	18,873
Balance as of December 31, 2022	$ 23,639	92,507	41,883	—	18,873	176,902

(a) As a result of the Reconciliation Act of 2010, the Company no longer originates new FFELP loans, and net interest income from the Company's existing FFELP loan portfolio will decline over time as the Company's portfolio pays down. As a result, as this revenue stream winds down, goodwill impairment will be triggered for the Asset Generation and Management reporting unit due to the passage of time and depletion of projected cash flows stemming from its FFELP student loan portfolio. Management believes the elimination of new FFELP loan originations will not have an adverse impact on the fair value of the Company's other reporting units.

11. Property and Equipment

Property and equipment consisted of the following:

		As of December 31,	
	Useful life	2022	2021
Computer equipment and software	1-5 years	$ 237,487	234,222
Building and building improvements	5-48 years	50,475	48,782
Office furniture and equipment	1-10 years	22,386	22,463
Leasehold improvements	1-15 years	10,410	10,537
Transportation equipment	5-10 years	6,207	4,857
Solar facilities	5-35 years	3,547	—
Land	—	3,181	3,266
Construction in progress	—	22,987	2,392
		356,680	326,519
Accumulated depreciation		(234,154)	(207,106)
Total property and equipment, net		$ 122,526	119,413

The Company recorded depreciation expense on its property and equipment of $59.1 million, $50.7 million, and $87.9 million during the years ended December 31, 2022, 2021, and 2020, respectively.

(Dollars in thousands, except share amounts, unless otherwise noted)

12. Impairment Expense and Provision for Beneficial Interests

The following table presents the non-cash impairment charges by asset and reportable operating segment recognized by the Company during 2022, 2021, and 2020. The Company's non-cash impairment charges are included in "impairment expense and provision for beneficial interest, net" in the consolidated statements of income.

	Loan Servicing and Systems	Education Technology, Services, and Payment Processing	Asset Generation and Management	Nelnet Bank	Corporate and Other Activities	Total
	Year ended December 31, 2022					
Investments - venture capital and funds (a)	$ —	—	—	—	6,561	6,561
Property and equipment - internally developed software	3,737	—	—	214	—	3,951
Leases, buildings, and associated improvements (b)	1,774	—	—	—	998	2,772
Intangible asset - computer software	—	2,239	—	—	—	2,239
	$ 5,511	2,239	—	214	7,559	15,523
	Year ended December 31, 2021					
Investments - venture capital and funds (a)	$ —	—	—	—	4,637	4,637
Leases, buildings, and associated improvements (b)	13,243	—	—	—	916	14,159
Beneficial interest in loan securitizations (c)	—	—	(2,436)	—	—	(2,436)
	$ 13,243	—	(2,436)	—	5,553	16,360
	Year ended December 31, 2020					
Investments - venture capital and funds (a)	$ —	—	—	—	8,116	8,116
Beneficial interest in loan securitizations (c)	—	—	16,607	—	—	16,607
	$ —	—	16,607	—	8,116	24,723

(a) The Company recorded non-cash impairment charges related to several of its venture capital investments accounted for under the measurement alternative method.

(b) The Company continues to evaluate the use of office space as a large number of employees continue to work from home due to COVID-19. As a result, the Company recorded non-cash impairment charges related to operating lease assets and associated leasehold improvements and to building and building improvements.

(c) During the first quarter of 2020, the Company recorded an allowance for credit losses (and related provision expense) related to the Company's beneficial interest in consumer loan securitizations as a result of the expectation of increased consumer loan defaults within such securitizations due to the distressed economic conditions resulting from the COVID-19 pandemic. During the fourth quarter of 2020 and the first quarter of 2021, due to improved economic conditions, the Company reduced the allowance for credit losses related to the consumer loan beneficial interests. As of December 31, 2022 and 2021, there is no allowance for credit losses on the Company's beneficial interest investments.

13. Bank Deposits

The following table summarizes Nelnet Bank's interest-bearing deposits, excluding intercompany deposits:

	As of December 31,	
	2022	**2021**
Brokered CDs, net of brokered deposit fees	$ 254,817	84,209
Retail and other savings (529 and HSA)	410,556	243,759
Retail and other CDs (commercial and institutional)	25,949	16,347
Total interest-bearing deposits	$ 691,322	344,315

Brokered deposit fees associated with the brokered CDs are amortized into interest expense using the effective interest rate method. The Bank recognized brokered deposit fee expense of $0.3 million and $0.1 million during the years ended December 31, 2022 and 2021, respectively. Brokered deposit fee expense was not significant in 2020. Fees paid to third-party brokers related to these CDs were $0.6 million and $0.4 million during the years ended December 31, 2022 and 2021, respectively. These fees were not significant in 2020.

Certificates of deposit remaining maturities as of December 31, 2022 are summarized as follows:

One year or less	$ 51,501
After one year to two years	—
After two years to three years	3,237
After three years to four years	150,318
After four years to five years	75,710
After five years	—
Total	$ 280,766

The Educational 529 College Savings and Health Savings plan deposits are large interest-bearing omnibus accounts structured to allow FDIC insurance to flow through to underlying individual depositors. Except for the pledged deposit from Nelnet, Inc. and an earmarked deposit required for intercompany transactions, there were no deposits exceeding the FDIC insurance limits as of December 31, 2022 and 2021. Accrued interest on deposits was $0.7 million and $0.1 million on December 31, 2022 and 2021, respectively, which is included in "accrued interest payable" on the consolidated balance sheets.

14. Shareholders' Equity

Classes of Common Stock

The Company's common stock is divided into two classes. The Class B common stock has ten votes per share and the Class A common stock has one vote per share on all matters to be voted on by the Company's shareholders. Each Class B share is convertible at any time at the holder's option into one Class A share. With the exception of the voting rights and the conversion feature, the Class A and Class B shares are identical in terms of other rights, including dividend and liquidation rights.

Stock Repurchases

The Company has a stock repurchase program that expires on May 8, 2025 in which it can repurchase up to five million shares of its Class A common stock on the open market, through private transactions, or otherwise. As of December 31, 2022, 4.5 million shares may still be purchased under the Company's stock repurchase program. Shares repurchased by the Company during 2022, 2021, and 2020 are shown in the table below. In accordance with the corporate laws of the state in which the Company is incorporated, all shares repurchased by the Company are legally retired upon acquisition by the Company.

	Total shares repurchased	**Purchase price (in thousands)**	**Average price of shares repurchased (per share)**
Year ended December 31, 2022	1,162,533	$ 97,685	$ 84.03
Year ended December 31, 2021	713,274	58,111	81.47
Year ended December 31, 2020	1,594,394	73,358	46.01

(Dollars in thousands, except share amounts, unless otherwise noted)

15. Earnings per Common Share

Presented below is a summary of the components used to calculate basic and diluted earnings per share. The Company applies the two-class method in computing both basic and diluted earnings per share, which requires the calculation of separate earnings per share amounts for common stock and unvested share-based awards. Unvested share-based awards that contain nonforfeitable rights to dividends are considered securities which participate in undistributed earnings with common stock.

	Year ended December 31,								
	2022			2021			2020		
	Common shareholders	Unvested restricted stock shareholders	Total	Common shareholders	Unvested restricted stock shareholders	Total	Common shareholders	Unvested restricted stock shareholders	Total
Numerator:									
Net income attributable to Nelnet, Inc.	$ 399,564	7,783	407,347	386,865	6,421	393,286	347,451	4,992	352,443
Denominator:									
Weighted-average common shares outstanding - basic and diluted	36,884,548	718,485	37,603,033	37,943,032	629,769	38,572,801	38,506,351	553,237	39,059,588
Earnings per share - basic and diluted	$ 10.83	10.83	10.83	10.20	10.20	10.20	9.02	9.02	9.02

Unvested restricted stock awards are the Company's only potential common shares and, accordingly, there were no awards that were antidilutive and not included in average shares outstanding for the diluted earnings per share calculation.

As of December 31, 2022, a cumulative amount of 171,132 shares have been deferred by non-employee directors under the Directors Stock Compensation Plan and will become issuable upon the termination of service by the respective non-employee director on the board of directors. These shares are included in the Company's weighted average shares outstanding calculation.

16. Income Taxes

The Company is subject to income taxes in the United States, Canada, Australia, Puerto Rico, and Philippines. Significant judgment is required in evaluating the Company's tax positions and determining the provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain.

As required by the ASC Topic 740, *Income Taxes*, the Company recognizes in the consolidated financial statements only those tax positions determined to be more likely than not of being sustained upon examination, based on the technical merits of the positions. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

(Dollars in thousands, except share amounts, unless otherwise noted)

As of December 31, 2022, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $16.8 million, which is included in “other liabilities” on the consolidated balance sheet. Of this total, $13.3 million (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. The Company currently anticipates uncertain tax positions will decrease by $2.3 million prior to December 31, 2023 as a result of a lapse of applicable statutes of limitations, settlements, correspondence with examining authorities, and recognition or measurement considerations with federal and state jurisdictions; however, actual developments in this area could differ from those expected. Of the anticipated $2.3 million decrease, $1.8 million, if recognized, would favorably affect the Company's effective tax rate. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits follows:

	Year ended December 31,	
	2022	2021
Gross balance - beginning of year	$ 19,678	20,318
Additions based on tax positions of prior years	2,269	271
Additions based on tax positions related to the current year	2,521	2,388
Settlements with taxing authorities	(2,818)	—
Reductions for tax positions of prior years	(2,580)	(1,002)
Reductions due to lapse of applicable statutes of limitations	(2,235)	(2,297)
Gross balance - end of year	$ 16,835	19,678

All the reductions shown in the table above that are due to prior year tax positions and the lapse of statutes of limitations impacted the effective tax rate.

The Company's policy is to recognize interest and penalties accrued on uncertain tax positions as part of interest expense and other expense, respectively. As of December 31, 2022 and 2021, $4.0 million and $5.1 million in accrued interest and penalties, respectively, were included in “other liabilities” on the consolidated balance sheets. The Company recognized interest benefit of $1.1 million and $0.3 million, and expense of $0.4 million related to uncertain tax positions for the years ended December 31, 2022, 2021, and 2020, respectively. The impact to the consolidated statements of income related to penalties for uncertain tax positions was not significant for the years 2022, 2021, and 2020. The impact of timing differences and tax attributes are considered when calculating interest and penalty accruals associated with the unrecognized tax benefits.

The Company and its subsidiaries file a consolidated federal income tax return in the U.S. and the Company or one of its subsidiaries files income tax returns in various state, local, and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years prior to 2019. The Company is no longer subject to U.S. state and local income tax examinations by tax authorities prior to 2014.

The provision for income taxes consists of the following components:

	Year ended December 31,		
	2022	2021	2020
Current:			
Federal	$ 67,649	55,239	82,832
State	10,984	4,792	9,815
Foreign	(49)	169	239
Total current provision	78,584	60,200	92,886
Deferred:			
Federal	32,422	46,145	7,269
State	2,198	9,647	718
Foreign	20	(170)	(13)
Total deferred provision	34,640	55,622	7,974
Provision for income tax expense	$ 113,224	115,822	100,860

(Dollars in thousands, except share amounts, unless otherwise noted)

The differences between the income tax provision computed at the statutory federal corporate tax rate and the financial statement provision for income taxes are shown below:

	Year ended December 31,		
	2022	2021	2020
Tax expense at federal rate	21.0 %	21.0 %	21.0 %
Increase (decrease) resulting from:			
State tax, net of federal income tax benefit	2.8	3.0	2.8
Tax credits	(0.6)	(0.8)	(1.1)
Provision for uncertain federal and state tax matters	—	(0.1)	(0.2)
Basis difference	(0.6)	—	—
Change in valuation allowance	(0.5)	—	—
Other	(0.3)	(0.3)	(0.2)
Effective tax rate	21.8 %	22.8 %	22.3 %

The tax effect of temporary differences that give rise to deferred tax assets and liabilities include the following:

	As of December 31,	
	2022	2021
Deferred tax assets:		
Deferred revenue	$ 27,410	21,593
Student loans	20,569	19,776
Accrued expenses	10,824	10,712
State tax credit carryforwards	9,431	8,546
Stock compensation	5,345	4,027
Lease liability	3,432	3,685
Net operating losses	2,613	2,410
Debt and equity investments	1,430	—
Total gross deferred tax assets	81,054	70,749
Less state tax valuation allowance	(161)	(2,084)
Net deferred tax assets	80,893	68,665
Deferred tax liabilities:		
Partnership basis	99,184	100,428
Basis in certain derivative contracts	65,224	15,927
Depreciation	11,306	15,264
Loan origination services	3,264	4,930
Lease right of use asset	3,073	3,317
Intangible assets	1,474	4,772
Securitization	363	128
Debt and equity investments	—	12,859
Other	2,679	1,665
Total gross deferred tax liabilities	186,567	159,290
Net deferred tax asset (liability)	$ (105,674)	(90,625)

The Company has performed an evaluation of the recoverability of deferred tax assets. In assessing the realizability of the Company's deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible or eligible for utilization of a tax credit carryforward. Management considers the scheduled reversals of deferred tax liabilities, projected taxable income, carry back opportunities, and tax planning strategies in making the assessment of the amount of the valuation allowance. With the

(Dollars in thousands, except share amounts, unless otherwise noted)

exception of a portion of the Company's state net operating losses, it is management's opinion that it is more likely than not that the deferred tax assets will be realized and should not be reduced by a valuation allowance. The amount of deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As of December 31, 2022 and 2021, net deferred tax liabilities of $140.1 million and $117.9 million, respectively, and net deferred tax assets of $34.4 million and $27.3 million, respectively, were included in “other liabilities” and “other assets,” respectively, on the consolidated balance sheets.

As of December 31, 2022 and 2021, the Company had a current income tax payable of $5.2 million and receivable of $8.1 million, respectively, that is included in “other liabilities” and "other assets," respectively, on the consolidated balance sheets.

17. Segment Reporting

The Company's reportable operating segments include:

- Loan Servicing and Systems
- Education Technology, Services, and Payment Processing
- Asset Generation and Management
- Nelnet Bank
- Communications

The Company earns fee-based revenue through its Loan Servicing and Systems and Education Technology, Services, and Payment Processing operating segments; and earns interest income on its loan portfolio in its Asset Generation and Management and Nelnet Bank operating segments. In addition, the Company earned revenue from its Communications operating segment prior to its deconsolidation on December 21, 2020. See note 2 for a description of the transaction and a summary of the deconsolidation impact. As a result of ALLO’s deconsolidation, there are no operating results for the (former) Communications operating segment in 2021 and 2022.

The Company’s operating segments are defined by the products and services they offer and the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management. See note 1 for a description of each operating segment, including the primary products and services offered.

The management reporting process measures the performance of the Company’s operating segments based on the management structure of the Company, as well as the methodology used by management to evaluate performance and allocate resources. Executive management (the "chief operating decision maker") evaluates the performance of the Company’s operating segments based on their financial results prepared in conformity with U.S. GAAP.

The accounting policies of the Company’s operating segments are the same as those described in the summary of significant accounting policies. Intersegment revenues are charged by a segment that provides a product or service to another segment. Intersegment revenues and expenses are included within each segment consistent with the income statement presentation provided to management. Income taxes are allocated based on 24% of income before taxes for each individual operating segment, except for Nelnet Bank, which reflects Nelnet Bank’s actual tax expense/benefit as allocated and reflected in its Call Report filed with the Federal Deposit Insurance Corporation. The difference between the consolidated income tax expense and the sum of taxes calculated for each operating segment is included in income taxes in Corporate and Other Activities.

Corporate and Other Activities

Other business activities and operating segments that are not reportable are combined and included in Corporate and Other Activities. Corporate and Other Activities include the following items:

- The results of the majority of the Company’s investment activities, including early-stage and emerging growth companies and real estate
- Interest income earned on cash and investment debt securities (primarily student loan and other asset-backed securities)
- Interest expense incurred on unsecured and certain other corporate related debt transactions

- Other product and service offerings that are not considered reportable operating segments including, but not limited to, WRCM, the SEC-registered investment advisor subsidiary, and Nelnet Renewable Energy, which includes solar tax equity investments made by the Company, administrative and management services provided by the Company on tax equity investments made by third parties, and solar development

Corporate and Other Activities also includes certain activities related to internal audit, human resources, accounting, legal, enterprise risk management, information technology, occupancy, and marketing. These costs are allocated to each operating segment based on estimated use of such activities and services. Certain shared service costs incurred to support Nelnet Bank will not be allocated to Nelnet Bank until the end of the Bank's de novo period (November 2023). Corporate and Other Activities also includes corporate costs and overhead functions not allocated to operating segments, including executive management, investments in innovation, and other holding company organizational costs.

Segment Results

The following tables include the results of each of the Company's reportable operating segments reconciled to the consolidated financial statements.

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31, 2022						
	Loan Servicing and Systems	Education Technology, Services, and Payment Processing	Asset Generation and Management	Nelnet Bank	Corporate and Other Activities	Eliminations	Total
Total interest income	$ 2,722	9,377	676,557	25,973	42,576	(14,399)	742,806
Interest expense	44	—	411,900	11,055	21,538	(14,399)	430,137
Net interest income	2,678	9,377	264,657	14,918	21,038	—	312,669
Less provision (negative provision) for loan losses	—	—	44,601	1,840	—	—	46,441
Net interest income after provision for loan losses	2,678	9,377	220,056	13,078	21,038	—	266,228
Other income (expense):							
Loan servicing and systems revenue	535,459	—	—	—	—	—	535,459
Intersegment revenue	33,170	81	—	—	—	(33,251)	—
Education technology, services, and payment processing revenue	—	408,543	—	—	—	—	408,543
Solar construction revenue	—	—	—	—	24,543	—	24,543
Other, net	2,543	—	21,170	2,625	(853)	—	25,486
Gain on sale of loans, net	—	—	2,903	—	—	—	2,903
Gain from deconsolidation of ALLO	—	—	—	—	—	—	—
Impairment expense and provision for beneficial interests, net	(5,511)	(2,239)	—	(214)	(7,559)	—	(15,523)
Derivative settlements, net	—	—	32,943	—	—	—	32,943
Derivative market value adjustments, net	—	—	231,691	—	—	—	231,691
Total other income (expense)	565,661	406,385	288,707	2,411	16,131	(33,251)	1,246,045
Cost of services:							
Cost to provide education technology, services, and payment processing services	—	148,403	—	—	—	—	148,403
Cost to provide solar construction services	—	—	—	—	19,971	—	19,971
Total cost of services	—	148,403	—	—	19,971	—	168,374
Operating expenses:							
Salaries and benefits	344,809	133,428	2,524	6,948	101,870	—	589,579
Depreciation and amortization	24,255	10,184	—	15	39,623	—	74,077
Other expenses	59,674	30,104	16,835	3,925	60,240	—	170,778
Intersegment expenses, net	75,145	19,538	34,679	244	(96,355)	(33,251)	—
Total operating expenses	503,883	193,254	54,038	11,132	105,378	(33,251)	834,434
Income (loss) before income taxes	64,456	74,105	454,725	4,357	(88,180)	—	509,465
Income tax (expense) benefit	(15,470)	(17,785)	(109,134)	(1,013)	30,178	—	(113,224)
Net income (loss)	48,986	56,320	345,591	3,344	(58,002)	—	396,241
Net (income) loss attributable to noncontrolling interests	—	(3)	—	—	11,109	—	11,106
Net income (loss) attributable to Nelnet, Inc.	$ 48,986	56,317	345,591	3,344	(46,893)	—	407,347
Total assets as of December 31, 2022	$ 273,072	484,976	15,945,762	918,716	2,406,965	(655,447)	19,374,044

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31, 2021						
	Loan Servicing and Systems	Education Technology, Services, and Payment Processing	Asset Generation and Management	Nelnet Bank	Corporate and Other Activities	Eliminations	Total
Total interest income	$ 137	1,075	506,901	7,721	9,801	(1,800)	523,835
Interest expense	94	—	172,918	1,507	3,515	(1,800)	176,233
Net interest income	43	1,075	333,983	6,214	6,286	—	347,602
Less provision (negative provision) for loan losses	—	—	(13,220)	794	—	—	(12,426)
Net interest income after provision for loan losses	43	1,075	347,203	5,420	6,286	—	360,028
Other income (expense):							
Loan servicing and systems revenue	486,363	—	—	—	—	—	486,363
Intersegment revenue	33,956	12	—	—	—	(33,968)	—
Education technology, services, and payment processing revenue	—	338,234	—	—	—	—	338,234
Solar construction revenue	—	—	—	—	—	—	—
Other, net	3,307	—	34,306	713	40,356	—	78,681
Gain on sale of loans, net	—	—	18,715	—	—	—	18,715
Gain from deconsolidation of ALLO	—	—	—	—	—	—	—
Impairment expense and provision for beneficial interests, net	(13,243)	—	2,436	—	(5,553)	—	(16,360)
Derivative settlements, net	—	—	(21,367)	—	—	—	(21,367)
Derivative market value adjustments, net	—	—	92,813	—	—	—	92,813
Total other income (expense)	510,383	338,246	126,903	713	34,803	(33,968)	977,079
Cost of services:							
Cost to provide education technology, services, and payment processing services	—	108,660	—	—	—	—	108,660
Cost to provide solar construction services	—	—	—	—	—	—	—
Total cost of services	—	108,660	—	—	—	—	108,660
Operating expenses:							
Salaries and benefits	297,406	112,046	2,135	5,042	90,502	—	507,132
Depreciation and amortization	25,649	11,404	—	—	36,682	—	73,741
Other expenses	52,720	19,318	13,487	1,776	58,173	—	145,469
Intersegment expenses, net	72,206	15,180	34,868	107	(88,393)	(33,968)	—
Total operating expenses	447,981	157,948	50,490	6,925	96,964	(33,968)	726,342
Income (loss) before income taxes	62,445	72,713	423,616	(792)	(55,875)	—	502,105
Income tax (expense) benefit	(14,987)	(17,451)	(101,668)	175	18,109	—	(115,822)
Net income (loss)	47,458	55,262	321,948	(617)	(37,766)	—	386,283
Net (income) loss attributable to noncontrolling interests	—	—	—	—	7,003	—	7,003
Net income (loss) attributable to Nelnet, Inc.	$ 47,458	55,262	321,948	(617)	(30,763)	—	393,286
Total assets as of December 31, 2021	$ 296,618	443,788	18,965,371	535,948	1,963,032	(526,716)	21,678,041

(Dollars in thousands, except share amounts, unless otherwise noted)

	Year ended December 31, 2020							
	Loan Servicing and Systems	Education Technology, Services, and Payment Processing	Communications (a)	Asset Generation and Management	Nelnet Bank (b)	Corporate and Other Activities	Eliminations	Total
Total interest income	$ 436	3,036	2	611,474	414	5,775	(1,480)	619,656
Interest expense	121	54	—	328,157	41	3,178	(1,480)	330,071
Net interest income	315	2,982	2	283,317	373	2,597	—	289,585
Less provision (negative provision) for loan losses	—	—	—	63,029	330	—	—	63,360
Net interest income after provision for loan losses	315	2,982	2	220,288	43	2,597	—	226,225
Other income (expense):								
Loan servicing and systems revenue	451,561	—	—	—	—	—	—	451,561
Intersegment revenue	36,520	20	—	—	—	—	(36,540)	—
Education technology, services, and payment processing revenue	—	282,196	—	—	—	—	—	282,196
Communications revenue	—	—	76,643	—	—	—	—	76,643
Solar construction revenue	—	—	—	—	—	—	—	—
Other, net	9,421	373	1,561	7,189	48	38,969	—	57,561
Gain on sale of loans, net	—	—	—	33,023	—	—	—	33,023
Gain from deconsolidation of ALLO	—	—	—	—	—	258,588	—	258,588
Impairment expense and provision for beneficial interests, net	—	—	—	(16,607)	—	(8,116)	—	(24,723)
Derivative settlements, net	—	—	—	3,679	—	—	—	3,679
Derivative market value adjustments, net	—	—	—	(28,144)	—	—	—	(28,144)
Total other income (expense)	497,502	282,589	78,204	(860)	48	289,441	(36,540)	1,110,384
Cost of services:								
Cost to provide education technology, services, and payment processing services	—	82,206	—	—	—	—	—	82,206
Cost to provide communications services	—	—	22,812	—	—	—	—	22,812
Cost to provide solar construction services	—	—	—	—	—	—	—	—
Total cost of services	—	82,206	22,812	—	—	—	—	105,018
Operating expenses:								
Salaries and benefits	285,526	98,847	30,935	1,747	36	84,741	—	501,832
Depreciation and amortization	37,610	9,459	42,588	—	—	29,043	—	118,699
Other expenses	57,420	14,566	13,327	15,806	135	59,320	—	160,574
Intersegment expenses, net	63,886	14,293	1,732	39,172	—	(82,543)	(36,540)	—
Total operating expenses	444,442	137,165	88,582	56,725	171	90,561	(36,540)	781,105
Income (loss) before income taxes	53,375	66,200	(33,188)	162,703	(80)	201,477	—	450,486
Income tax (expense) benefit	(12,810)	(15,888)	7,965	(39,049)	20	(41,098)	—	(100,860)
Net income (loss)	40,565	50,312	(25,223)	123,654	(60)	160,379	—	349,626
Net (income) loss attributable to noncontrolling interests	—	—	—	—	—	2,817	—	2,817
Net income (loss) attributable to Nelnet, Inc.	$ 40,565	50,312	(25,223)	123,654	(60)	163,196	—	352,443
Total assets as of December 31, 2020	$ 190,297	436,702	—	20,773,968	216,937	1,225,790	(197,534)	22,646,160

(a) On December 21, 2020, the Company deconsolidated ALLO from the Company's consolidated financial statements. Accordingly, the operating results for the Communications operating segment in the table above are for the period from January 1, 2020 through December 21, 2020.

(b) Nelnet Bank launched operations on November 2, 2020. Accordingly, the operating results for the Nelnet Bank operating segment in the table above are for the period from November 2, 2020 through December 31, 2020.

(Dollars in thousands, except share amounts, unless otherwise noted)

18. Disaggregated Revenue and Deferred Revenue

The following provides additional revenue recognition information for the Company's fee-based operating segments.

Loan Servicing and Systems Revenue

Loan servicing and systems revenue consists of the following items:

- *Loan servicing revenue* - Loan servicing revenue consideration is determined from individual contracts with customers and is calculated monthly based on the dollar value of loans, number of loans, number of borrowers serviced for each customer, or number of transactions. Loan servicing requires a significant level of integration and the individual components are not considered distinct. The Company performs various services, including, but not limited to, (i) application processing, (ii) monthly servicing, (iii) conversion processing, and (iv) fulfillment services, during each distinct service period. Even though the mix and quantity of activities that the Company performs each period may differ, the nature of the activities are substantially the same. Revenue is allocated to the distinct service period, typically a month, and recognized as control transfers as customers simultaneously receive and consume benefits.

- *Software services revenue* - Software services revenue consideration is determined from individual contracts with customers and includes license and maintenance fees associated with loan software products, generally in a remote hosted environment, and computer and software consulting. Usage-based revenue, based on each loan or unique borrower, from remote hosted licenses is allocated to the distinct service period, typically a month, and recognized as control transfers as customers simultaneously receive and consume benefits. Revenue from any non-refundable up-front fee is recognized ratably over the contract period, as the fee relates to set-up activities that provide no incremental benefit to the customers. Computer and software consulting is also capable of being distinct and accounted for as a separate performance obligation. Revenue allocated to computer and software consulting is recognized as services are provided.

- *Outsourced services revenue* - Outsourced services revenue consideration is determined from individual contracts with customers and is calculated monthly based on the volume of services. Revenue is allocated to the distinct service period, typically a month, and recognized as control transfers as customers simultaneously receive and consume benefits.

The following table provides disaggregated revenue by service offering:

	Year ended December 31,		
	2022	2021	2020
Government loan servicing	$ 423,066	360,793	326,670
Private education and consumer loan servicing	49,210	47,302	32,492
FFELP loan servicing	16,016	18,281	20,183
Software services	33,409	34,600	41,999
Outsourced services	13,758	25,387	30,217
Loan servicing and systems revenue	$ 535,459	486,363	451,561

Education Technology, Services, and Payment Processing Revenue

Education technology, services, and payment processing revenue consists of the following items:

- *Tuition payment plan services* - Tuition payment plan services consideration is determined from individual plan agreements, which are governed by plan service agreements, and includes access to a remote hosted environment and management of payment processing. The management of payment processing is considered a distinct performance obligation when sold with the remote hosted environment. Revenue for each performance obligation is allocated to the distinct service period, the academic school term, and recognized ratably over the service period as customers simultaneously receive and consume benefits.

- *Payment processing* - Payment processing consideration is determined from individual contracts with customers and includes electronic transfer and credit card processing, reporting, virtual terminal solutions, and specialized integrations to business software for education and non-education markets. Volume-based revenue from payment

(Dollars in thousands, except share amounts, unless otherwise noted)

processing is allocated and recognized to the distinct service period, based on when each transaction is completed, and recognized as control transfers as customers simultaneously receive and consume benefits. The electronic transfer and credit card processing consideration is recognized as revenue on a gross basis as the Company is the principal in the delivery of the payment processing. The Company has concluded it is the principal as it controls the services before delivery to the educational institution or business, it is primarily responsible for the delivery of the services, and it has discretion in setting prices charged to its customers. In addition, the Company has the unilateral ability to accept or reject a transaction based on criteria established by the Company. The Company is liable for the costs of processing the transactions and records such costs within "cost to provide education technology, services, and payment processing services" in the consolidated statements of income.

- *Education technology and services* - Education technology and services consideration is determined from individual contracts with customers and is based on the services selected by the customer. Services in K-12 private and faith-based markets primarily includes (i) assistance with financial needs assessment, (ii) school information system software that automates administrative processes such as admissions, enrollment, scheduling, cafeteria management, attendance, and grade book management, and (iii) professional development and educational instruction services. Revenue for these services is recognized for the consideration the Company has a right to invoice, the amount of which corresponds directly with the value provided to the customer based on the performance completed. Services provided to the higher education market include payment technology and processing that allow for electronic billing and payment of campus charges. These services are considered distinct performance obligations. Revenue for each performance obligation is allocated to the distinct service period, typically a month or based on when each transaction is completed, and recognized as control transfers as customers simultaneously receive and consume benefits.

The following table provides disaggregated revenue by service offering:

	Year ended December 31,		
	2022	2021	2020
Tuition payment plan services	$ 110,802	103,970	100,674
Payment processing	148,212	127,080	114,304
Education technology and services	146,679	105,975	66,716
Other	2,850	1,209	502
Education technology, services, and payment processing revenue	$ 408,543	338,234	282,196

Cost to provide education technology, services, and payment processing services is primarily associated with providing professional development and educational instruction and payment processing services. Items included in the cost to provide professional development and educational instruction services include salaries and benefits and third-party professional services directly related to providing these services to teachers, school leaders, and students. For payment processing services, interchange and payment network fees are charged by the card associations or payment networks. Depending upon the transaction type, the fees are a percentage of the transaction’s dollar value, a fixed amount, or a combination of the two methods.

Solar Construction Revenue

Solar construction revenue is derived principally from individual contracts with customers for engineering, procurement, and construction (EPC) of solar facilities for both commercial and residential customers. Solar construction is a single performance obligation which requires a significant level of integration. The individual materials and installation (the inputs) are not considered distinct and are integrated into the solar facilities (the combined output). Revenue for this service is recognized based on the project progress to date. Progress towards completion of the contract is measured by the percentage of total costs incurred to date compared to the estimated total costs to complete the contract. GRNE Solar will recognize a contract asset or liability depending on the progression of the project to date compared to the amount billed to date.

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table provides disaggregated revenue by service offering and customer type. The amounts listed for 2022 reflect activity subsequent to GRNE Solar acquisition on July 1, 2022.

	Period from July 1, 2022 - December 31, 2022
Solar construction	$ 24,386
Operations and maintenance	157
Solar construction revenue	$ 24,543
Commercial revenue	$ 16,891
Residential revenue	7,495
Other	157
Solar construction revenue	$ 24,543

Cost to provide solar construction services include direct costs associated with completing a solar facility, including labor, third-party contractor fees, permitting, engineering fees, and construction material.

Communications Revenue

Communications revenue was derived principally from internet, television, and telephone services and is billed as a flat fee in advance of providing the service. Revenues for usage-based services, such as access charges billed to other telephone carriers for originating and terminating long-distance calls on ALLO's network, were billed in arrears. These are each considered distinct performance obligations. Revenue was recognized monthly for the consideration the Company had a right to invoice, the amount of which corresponds directly with the value provided to the customer based on the performance completed. The Company recognized revenue from these services in the period the services were rendered rather than billed. Revenue received or receivable in advance of the delivery of services was included in deferred revenue. Earned but unbilled usage-based services were recorded in accounts receivable.

The following table provides disaggregated revenue by service offering and customer type. The amounts listed for 2020 reflect activity prior to ALLO's deconsolidation on December 21, 2020.

	Period from January 1 2020 - December 21, 2020
Internet	$ 48,362
Television	17,091
Telephone	11,037
Other	153
Communications revenue	$ 76,643
Residential revenue	$ 58,029
Business revenue	18,038
Other	576
Communications revenue	$ 76,643

Cost to provide communications services was primarily associated with television programming costs. ALLO had various contracts to obtain television programming from programming vendors whose compensation is typically based on a flat fee per customer. The cost of the right to exhibit network programming under such arrangements was recorded in the month the programming was available for exhibition. Programming costs were paid each month based on calculations performed by ALLO and are subject to periodic audits performed by the programmers. Other items in cost to provide communications services include connectivity, franchise, and other regulatory costs directly related to providing internet and telephone services.

(Dollars in thousands, except share amounts, unless otherwise noted)

Other Income/Expense

The following table provides the components of "other, net" in “other income (expense)” on the consolidated statements of income:

	Year ended December 31,		
	2022	2021	2020
Income/gains from investments, net	$ 51,552	91,593	56,402
Borrower late fee income	10,809	3,444	5,194
ALLO preferred return	8,584	8,427	386
Administration/sponsor fee income	7,898	3,656	10
Investment advisory services	6,026	7,773	10,875
Management fee revenue	2,543	3,307	9,421
Loss from ALLO voting membership interest investment	(67,966)	(42,148)	(3,565)
Loss from solar investments	(9,479)	(10,132)	(37,423)
Other	15,519	12,761	16,261
Other, net	$ 25,486	78,681	57,561

- *Borrower late fee income* - Late fee income is earned primarily by the education lending subsidiaries in the AGM operating segment. Revenue is allocated to the distinct service period, based on when each transaction is completed.
- *Administration/sponsor fee income* - Administration and sponsor fee income is earned by the AGM operating segment as administrator and sponsor for certain securitizations. Revenue is allocated to the distinct service period, typically a month, and recognized as control transfers as customers simultaneously receive and consume benefits.
- *Investment advisory services* - Investment advisory services are provided by WRCM, the Company's SEC-registered investment advisor subsidiary, under various arrangements. The Company earns monthly fees based on the monthly outstanding balance of investments and certain performance measures, which are recognized monthly as the uncertainty of the transaction price is resolved.
- *Management fee revenue* - Management fee revenue is earned for providing administrative support and marketing services, which primarily was to Great Lakes' former parent company under a contract that expired in January 2021. Revenue is allocated to the distinct service period, based on when each transaction is completed.

Deferred Revenue

Activity in the deferred revenue balance, which is included in "other liabilities" on the consolidated balance sheets, is shown below:

	Loan Servicing and Systems	Education, Technology, Services, and Payment Processing	Communications	Corporate and Other Activities	Total
Balance as of December 31, 2019	$ 2,712	32,074	3,232	1,628	39,646
Deferral of revenue	2,490	90,183	43,596	3,209	139,478
Recognition of revenue	(3,824)	(90,409)	(42,903)	(3,286)	(140,422)
Deconsolidation of ALLO	—	—	(3,925)	—	(3,925)
Business acquisition	—	1,419	—	—	1,419
Balance as of December 31, 2020	1,378	33,267	—	1,551	36,196
Deferral of revenue	5,882	109,278	—	5,775	120,935
Recognition of revenue	(4,844)	(105,801)	—	(5,316)	(115,961)
Balance as of December 31, 2021	2,416	36,744	—	2,010	41,170
Deferral of revenue	2,607	138,086	—	13,963	154,656
Recognition of revenue	(2,713)	(129,433)	—	(12,940)	(145,086)
Business acquisition	—	3,917	—	1,997	5,914
Balance as of December 31, 2022	$ 2,310	49,314	—	5,030	56,654

(Dollars in thousands, except share amounts, unless otherwise noted)

19. Major Customer

The Company earns loan servicing revenue from servicing contracts with the Department. Revenues earned by the Company related to these contracts in 2022, 2021, and 2020 was $423.1 million, $360.8 million, and $326.7 million, respectively.

The Company’s student loan servicing contracts with the Department are scheduled to expire on December 14, 2023. In 2017, the Department initiated a contract procurement process referred to as the Next Generation Financial Services Environment for a new framework for the servicing of all student loans owned by the Department. The Consolidated Appropriations Act, 2021 contains provisions directing certain aspects of the process, including that any new federal student loan servicing environment is required to provide for the participation of multiple student loan servicers and the allocation of borrower accounts to eligible student loan servicers based on performance. In the second quarter of 2022, the Department released a solicitation entitled Unified Servicing and Data Solution (USDS) for the new servicing framework. The Company responded to the USDS solicitation. The Company cannot predict the timing, nature, or ultimate outcome of this or any other contract procurement process by the Department. If the Company’s servicing contracts are not extended beyond the current expiration date or the Company is not chosen as a subsequent servicer, the Company’s servicing revenue would decrease significantly. If the terms and requirements under a potential new contract with the Department are less favorable than under the Company’s current contracts, loan servicing revenue and/or operating margins could be adversely impacted.

On August 24, 2022, the Department issued a bulletin which indicated the Department will provide targeted student debt cancellation to borrowers with loans held by the Department, and that borrowers whose annual income for either 2020 or 2021 was under $125,000 (for single or married, filing separately) or under $250,000 (for married couples, filing jointly or heads of household) will be eligible for otherwise unconditional loan cancellation in amounts of up to $20,000 for eligible borrowers who received a Pell Grant, or of up to $10,000 for eligible borrowers who did not receive a Pell Grant.

Decisions by the U.S. Courts of Appeals for the Eighth Circuit and Fifth Circuit in October 2022 and November 2022, respectively, in response to legal challenges that were initiated by certain parties (not the Company) have blocked implementation of the Department's broad based student debt relief plan. These cases have been appealed to the U.S. Supreme Court. As of the filing of this report, the Supreme Court has not ruled on, and the Company cannot predict the timing, nature, or ultimate outcome of, this case.

As of December 31, 2022, the Company was servicing 15.8 million borrowers under its government servicing contracts. The Company cannot currently estimate how many borrowers meet the eligibility requirements and other terms and conditions for one-time debt relief under the Department’s August 24, 2022 bulletin and subsequent publicly available guidance provided by the Department. However, revenue earned by the Company under its contracts will be negatively impacted if the Department’s student debt relief plan or other broad based loan forgiveness is implemented.

20. Leases

The following table provides supplemental balance sheet information related to leases:

	As of December 31,	
	2022	2021
Operating lease ROU assets, which is included in "other assets" on the consolidated balance sheets	$ 14,852	14,314
Operating lease liabilities, which is included in "other liabilities" on the consolidated balance sheets	$ 16,414	15,899

The following table provides components of lease expense:

	Year ended December 31,		
	2022	2021	2020
Rental expense, which is included in "other, net" in "other income (expense)" on the consolidated statements of income (a)	$ 6,841	9,386	11,885
Rental expense, which is included in "cost to provide communications services" on the consolidated statements of income (a)	—	—	1,997
Total operating rental expense	$ 6,841	9,386	13,882

(a) Includes short-term and variable lease costs, which are immaterial.

(Dollars in thousands, except share amounts, unless otherwise noted)

Weighted average remaining lease term and discount rate are shown below:

	As of December 31,	
	2022	2021
Weighted average remaining lease term (years)	6.01	5.15
Weighted average discount rate	3.90 %	3.23 %

Maturity of lease liabilities are shown below:

2023	$ 5,154
2024	2,808
2025	2,458
2026	2,096
2027	2,004
2028 and thereafter	4,200
Total lease payments	18,720
Imputed interest	(2,306)
Total	$ 16,414

21. Defined Contribution Benefit Plan

The Company has a 401(k) savings plan that covers substantially all of its employees. Employees may contribute up to 100% of their pre-tax salary, subject to IRS limitations. The Company matches up to 100% on the first 3% of contributions and 50% on the next 2%. The Company made contributions to the plan of $12.9 million, $11.2 million, and $11.7 million during the years ended December 31, 2022, 2021, and 2020, respectively.

22. Stock Based Compensation Plans

Restricted Stock Plan

The following table summarizes restricted stock activity:

	Year ended December 31,		
	2022	2021	2020
Non-vested shares at beginning of year	660,166	552,456	549,845
Granted	272,212	249,096	151,639
Vested	(136,076)	(116,842)	(114,282)
Canceled	(43,680)	(24,544)	(34,746)
Non-vested shares at end of year	752,622	660,166	552,456

As of December 31, 2022, there was $29.5 million of unrecognized compensation cost included in equity on the consolidated balance sheets related to restricted stock, which is expected to be recognized as compensation expense in future periods as shown in the table below.

2023	$ 11,268
2024	7,056
2025	4,469
2026	2,706
2027	1,619
2028 and thereafter	2,400
	$ 29,518

For the years ended December 31, 2022, 2021, and 2020, the Company recognized compensation expense of $13.9 million, $10.4 million, and $7.3 million, respectively, related to shares issued under the restricted stock plan, which is included in "salaries and benefits" on the consolidated statements of income.

Employee Share Purchase Plan

The Company has an employee share purchase plan pursuant to which employees are entitled to purchase Class A common stock from payroll deductions at a 15% discount from market value. During the years ended December 31, 2022, 2021, and 2020, the Company recognized compensation expense of $0.1 million, $0.2 million, and $0.4 million, respectively, in connection with issuing 26,011 shares, 24,205 shares, and 36,687 shares, respectively, under this plan, which is included in "salaries and benefits" on the consolidated statements of income.

Directors Compensation Plan

The Company has a compensation plan for directors pursuant to which directors can elect to receive their annual retainer fees in the form of cash or Class A common stock. If a director elects to receive Class A common stock, the number of shares of Class A common stock that are awarded is equal to the amount of the annual retainer fee otherwise payable in cash divided by 85% of the fair market value of a share of Class A common stock on the date the fee is payable. Directors who choose to receive Class A common stock may also elect to defer receipt of the Class A common stock until termination of their service on the board of directors.

For the years ended December 31, 2022, 2021, and 2020, the Company recognized $1.7 million, $1.4 million, and $1.2 million, respectively, of expense related to this plan, which is included in "other, net" in "other income (expense)" on the consolidated statements of income. The following table provides the number of shares awarded under this plan for the years ended December 31, 2022, 2021, and 2020.

	Shares issued - not deferred	Shares issued- deferred	Total
Year ended December 31, 2022	11,861	12,937	24,798
Year ended December 31, 2021	9,958	12,072	22,030
Year ended December 31, 2020	12,740	16,513	29,253

As of December 31, 2022, a cumulative amount of 171,132 shares have been deferred by directors and will be issued upon the termination of their service on the board of directors. These shares are included in the Company's weighted average shares outstanding calculation.

23. Related Parties (dollar amounts in this note are not in thousands)

Transactions with Union Bank and Trust Company

Union Bank is controlled by Farmers & Merchants Investment Inc. ("F&M"), which owns a majority of Union Bank's common stock and a minority share of Union Bank's non-voting non-convertible preferred stock. Michael S. Dunlap, Executive Chairman and a member of the board of directors and a significant shareholder of the Company, along with his spouse and children, owns or controls a significant portion of the stock of F&M, and Mr. Dunlap's sister, Angela L. Muhleisen, along with her spouse and children, also owns or controls a significant portion of F&M stock. Mr. Dunlap serves as a Director and Chairman of F&M, and as a Director of Union Bank. Ms. Muhleisen serves as a Director and Chief Executive Officer of F&M and as a Director, Chairperson, President, and Chief Executive Officer of Union Bank. Union Bank is deemed to have beneficial ownership of a significant number of shares of the Company because it serves in a capacity of trustee or account manager for various trusts and accounts holding shares of the Company, and may share voting and/or investment power with respect to such shares. Mr. Dunlap and Ms. Muhleisen beneficially own a significant percent of the voting rights of the Company's outstanding common stock.

The Company has entered into certain contractual arrangements with Union Bank. These transactions are summarized below.

<u>Loan Purchases</u>

The Company purchased $8.1 million (par value), $22.3 million (par value), and $144.9 million (par value) of private education loans from Union Bank in 2022, 2021, and 2020, respectively. The net premiums paid by the Company on these loan acquisitions was $0.2 million, $0.4 million, and $2.6 million in 2022, 2021, and 2020, respectively.

The Company has an agreement with Union Bank in which the Company provides marketing, origination, and loan servicing services to Union Bank related to private education loans. Union Bank paid $0.1 million, $0.1 million, and $2.0 million in marketing fees to the Company in 2022, 2021, and 2020, respectively, under this agreement.

(Dollars in thousands, except share amounts, unless otherwise noted)

Loan Servicing

The Company serviced $203.4 million, $262.6 million, and $331.3 million of FFELP and private education loans for Union Bank as of December 31, 2022, 2021, and 2020, respectively. Servicing and origination fee revenue earned by the Company from servicing loans for Union Bank was $0.4 million, $0.5 million, and $0.7 million in 2022, 2021, and 2020, respectively.

Funding - Participation Agreements

The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans (the “FFELP Participation Agreement”). The Company uses this facility as a source to fund FFELP student loans. As of December 31, 2022 and 2021, $734.7 million and $967.5 million, respectively, of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short-term basis. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $900 million or an amount in excess of $900 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheets.

The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in FFELP loan asset-backed securities. As of December 31, 2022 and 2021, $395.4 million and $254.0 million, respectively, of FFELP loan asset-backed securities were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The FFELP loan asset-backed securities under this agreement have been accounted for by the Company as a secured borrowing. See note 5 for additional information.

Funding - Real Estate

401 Building, LLC (“401 Building”) is an entity that was established in 2015 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 50% of 401 Building. On May 1, 2018, Union Bank, as lender, received a $1.5 million promissory note from 401 Building. The promissory note carries an interest rate of 6.00% and has a maturity date of December 1, 2032.

330-333, LLC (“330-333”) is an entity that was established in 2016 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 50% of 330-333. On October 22, 2019, Union Bank, as lender, received a $162,000 promissory note from 330-333. The promissory note carries an interest rate of 6.00% and has a maturity date of December 1, 2032.

12100.5 West Center, LLC ("West Center") is an entity that was established in 2016 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Omaha, Nebraska. The Company owns 33.33% of West Center. On October 29, 2019, Union Bank, as lender, received a $2.9 million promissory note from West Center. The promissory note carries an interest rate of 3.85% and has a maturity date of October 30, 2024.

TDP Phase III (“TDP”) is an entity that was established in 2015 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 25% of TDP. On December 30, 2022, Union Bank, as lender, received a $20.0 million promissory note from TDP. The promissory note carries an interest rate of 5.85% and has a maturity date of January 1, 2028.

Operating Cash Accounts

The majority of the Company's cash operating accounts are maintained at Union Bank. The Company also invests amounts in the Short term Federal Investment Trust (STFIT) of the Student Loan Trust Division of Union Bank, which are included in “cash and cash equivalents - held at a related party” and “restricted cash - due to customers” on the accompanying consolidated balance sheets. As of December 31, 2022 and 2021, the Company had $362.0 million and $380.2 million, respectively, invested in the STFIT or deposited at Union Bank in operating accounts, of which $268.4 million and $284.8 million as of December 31, 2022 and 2021, respectively, represented cash collected for customers. Interest income earned by the Company on the amounts invested in the STFIT and in cash operating accounts in 2022, 2021, and 2020, was $1.2 million, $0.2 million, and $0.5 million, respectively.

(Dollars in thousands, except share amounts, unless otherwise noted)

Educational 529 College Savings Plan

The Company provides certain Educational 529 College Savings Plan administration services to certain college savings plans (the "College Savings Plans") through a contract with Union Bank, as the program manager. Union Bank is entitled to a fee as program manager pursuant to its program management agreement with the College Savings Plans. For the years ended December 31, 2022, 2021, and 2020, the Company has received fees of $2.1 million, $3.5 million, and $1.3 million, respectively, from Union Bank related to the administration services provided to the College Savings Plans.

During 2021 and 2020, certain call center services were provided by the Company to Union Bank for College Savings Plan clients. For services provided in 2021, the Company received $0.4 million from Union Bank; fees received for services provided in 2020 were not significant. The Company did not provide these services to Union Bank in 2022.

Additionally, Union Bank, as the program manager for the College Savings Plans, has agreed to allocate plan bank deposits to Nelnet Bank. As of December 31, 2022 and 2021, Nelnet Bank had $355.3 million and $184.9 million, respectively, in deposits from the funds offered under the College Savings Plans.

Lease Arrangements

Union Bank leases approximately 4,100 square feet in the Company's corporate headquarters building. Union Bank paid the Company approximately $82,000, $81,000, and $80,000 for commercial rent and storage income during 2022, 2021, and 2020, respectively. The lease agreement expires on June 30, 2023.

Other Fees Paid to Union Bank

During the years ended December 31, 2022, 2021, and 2020, the Company paid Union Bank approximately $177,000, $280,000, and $279,000, respectively, in cash and flexible spending accounts management, trustee and health savings account maintenance fees, including investment custodial and correspondent services for Nelnet Bank.

Other Fees Received from Union Bank

During the years ended December 31, 2022, 2021, and 2020, Union Bank paid the Company approximately $342,000, $342,000, and $317,000, respectively, under certain employee sharing arrangements. During the year ended December 31, 2020, Union Bank paid the Company approximately $273,000 for communications services.

401(k) Plan Administration

Union Bank administers the Company's 401(k) defined contribution plan. Fees paid to Union Bank to administer the plan are paid by the plan participants and were approximately $793,000, $766,000, and $447,000 during the years ended December 31, 2022, 2021, and 2020, respectively.

Investment Services

Union Bank has established various trusts whereby Union Bank serves as trustee for the purpose of purchasing, holding, managing, and selling investments in student loan asset-backed securities. WRCM, an SEC-registered investment advisor and a subsidiary of the Company, has a management agreement with Union Bank under which WRCM performs various advisory and management services on behalf of Union Bank with respect to investments in securities by the trusts, including identifying securities for purchase or sale by the trusts. The agreement provides that Union Bank will pay to WRCM annual fees of 10 basis points to 25 basis points on the outstanding balance of the investments in the trusts. As of December 31, 2022, the outstanding balance of investments in the trusts was $2.6 billion. In addition, Union Bank will pay additional fees to WRCM which equal a share of the gains from the sale of securities from the trusts or securities being called prior to the full contractual maturity. For the years ended December 31, 2022, 2021, and 2020, the Company earned $4.9 million, $6.3 million, and $9.8 million, respectively, of fees under this agreement.

WRCM also has management agreements with Union Bank under which it is designated to serve as investment advisor with respect to the assets (principally Nelnet stock) within several trusts established by Mr. Dunlap and his spouse, and Ms. Muhleisen and her spouse. Union Bank serves as trustee for the trusts. Per the terms of the agreements, Union Bank pays WRCM five basis points of the aggregate value of the assets of the trusts as of the last day of each calendar quarter. As of December 31, 2022, WRCM was the investment advisor with respect to a total 578,607 shares and 4.6 million shares of the Company's Class A and Class B common stock, respectively, held directly by these trusts. For the years ended December 31,

(Dollars in thousands, except share amounts, unless otherwise noted)

2022, 2021, and 2020, the Company earned approximately $216,000, $213,000, and $141,000, respectively, of fees under these agreements.

WRCM has established private investment funds for the primary purpose of purchasing, selling, investing, and trading, directly or indirectly, in student loan asset-backed securities, and to engage in financial transactions related thereto. Mr. Dunlap, Jeffrey R. Noordhoek (an executive officer of the Company), Ms. Muhleisen and her spouse, and WRCM have invested in certain of these funds. Based upon the current level of holdings by non-affiliated limited partners, the management agreements provide non-affiliated limited partners the ability to remove WRCM as manager without cause. WRCM earns 50 basis points (annually) on the outstanding balance of the investments in these funds, of which WRCM pays approximately 50% of such amount to Union Bank as custodian. As of December 31, 2022, the outstanding balance of investments in these funds was $137.8 million. The Company paid Union Bank $0.3 million in each of 2022, 2021, and 2020, as custodian of the funds.

Transactions with Agile Sports Technologies, Inc. (doing business as "Hudl")

David Graff, who has served on the Company's Board of Directors since 2014, is CEO, co-founder, and a director of Hudl. On each of May 20, 2020 and May 27, 2021, the Company made additional equity investments in Hudl, as one of the participants in equity raises completed by Hudl. See note 7 for additional information on these transactions. As of December 31, 2022, the Company and Mr. Dunlap, along with his children, hold a combined direct and indirect equity ownership interests in Hudl of 19.3% and 3.8%, respectively, which did not materially change as a result of the May 2020 and May 2021 transactions. Subsequent to December 31, 2022, on February 6, 2023, the Company purchased stock from existing Hudl shareholders for total consideration of $31.5 million which increased Nelnet's ownership percentage. This was not considered an observable market transaction, thus the Company was not required to adjust its carrying value of Hudl to the February 2023 transaction value. The Company's and Mr. Dunlap's direct and indirect equity ownership interests in Hudl consist of preferred stock with certain liquidation preferences that are considered substantive. Accordingly, for accounting purposes, the Company's and Mr. Dunlap's equity ownership interests are not considered in-substance common stock and the Company is accounting for its equity investment in Hudl using the measurement alternative method.

The Company makes investments to further diversify the Company both within and outside of its historical core education-related businesses, including investments in real estate. Recent real estate investments have been focused on the development of commercial properties in the Midwest, and particularly in Lincoln, Nebraska, where the Company's headquarters are located. The Company owns 25% of TDP, which is the entity that developed and owns a building in Lincoln's Haymarket District that is the headquarters of Hudl, in which Hudl is the primary tenant and Nelnet is a tenant in this building. During 2022, the Company paid Hudl approximately $158,000 to provide lunches for Nelnet's associates in Hudl's employee cafeteria.

Transactions with Assurity Life Insurance Company ("Assurity")

Thomas Henning, who has served on the Company's Board of Directors since 2003, was President and Chief Executive Officer of Assurity until December 31, 2021, at which point he retired and then served as the Non-Executive Chairman of Assurity's board of directors until his retirement from the Assurity board on December 31, 2022. During the years ended December 31, 2022, 2021, and 2020, Nelnet Business Services paid $2.0 million, $2.1 million, and $1.8 million, respectively, to Assurity for insurance premiums for insurance on certain tuition payment plans. As part of providing the tuition payment plan insurance to Nelnet Business Services, Assurity entered into a reinsurance agreement with the Company's insurance subsidiary, under which Assurity paid the Company's insurance subsidiary reinsurance premiums of $1.7 million, $1.8 million and $1.4 million in 2022, 2021 and 2020, respectively, and the Company's insurance subsidiary paid claims on such reinsurance to Assurity of $1.3 million, $1.5 million, and $1.0 million in 2022, 2021, and 2020, respectively. In addition, Assurity paid Nelnet Business Services a partial refund annually based on claim experience, which was approximately $51,000 $41,000 and $64,000 for the years ended December 31, 2022, 2021, and 2020, respectively.

(Dollars in thousands, except share amounts, unless otherwise noted)

Nelnet Renewable Energy

Solar Tax Equity Investments

The Company has co-invested in Company-managed limited liability companies with related parties that invest in renewable energy (solar) (as summarized below). As part of these transactions, the Company receives management and performance fees under a management agreement.

Entity/Relationship	Investment amount			Revenue recognized by the Company from management and performance fees		
	2022	2021	2020	2022	2021	2020
F&M	$ 3,487,000	7,913,000	4,600,000	123,077	29,491	46,154
Assurity (Board member Thomas Henning)	2,195,790	5,421,659	1,150,000	67,956	16,027	11,538
North Central Bancorp, Inc. (directly and indirectly owned by F&M, Mr. Dunlap, and Ms. Muhleisen)	—	2,466,667	1,533,333	30,769	14,958	15,385
Infovisa, Inc. (directly and indirectly owned by F&M, Mr. Dunlap, and Ms. Muhleisen)	507,781	562,600	—	8,369	1,923	—
Farm and Home Insurance Agency, Inc. (indirectly owned by Mr. Dunlap and Ms. Muhleisen)	—	116,667	383,333	3,846	962	3,846

Funding - Solar

Union Bank has provided funding for the following Nelnet Renewable Energy properties and solar fields.

Building/solar field	Original loan amount	Loan amount outstanding as of December 31, 2022	Fixed interest rate	Maturity date
Office space - Palatine, Illinois	$ 287,000	$ 284,661	6.05 %	12/30/2027
Warehouse - Elk Grove Village, Illinois	332,000	290,929	5.35	3/1/2024
Warehouse - Indianapolis, Illinois	168,000	161,075	3.55	10/14/2028
Solarfield - Round Lake, Illinois	900,000	899,909	5.00	11/5/2030
Solarfield - Round Lake, Illinois	1,700,000	1,746,000	5.00	11/15/2028
Solarfield - St. Charles, Illinois	2,300,000	600,000	5.00	11/15/2028
Solarfield - St. Charles, Illinois	600,000	2,204,809	5.00	11/15/2030

(Dollars in thousands, except share amounts, unless otherwise noted)

24. Fair Value

The following tables present the Company's financial assets and liabilities that are measured at fair value on a recurring basis. There were no transfers into or out of level 1, level 2, or level 3 for the years ended December 31, 2022 and 2021.

	As of December 31, 2022			As of December 31, 2021		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:						
Investments (a):						
FFELP loan asset-backed debt securities - available-for-sale	$ —	798,211	798,211	—	494,682	494,682
Private education loan asset-backed securities - available for sale	—	308,284	308,284	—	412,552	412,552
Other debt securities - available for sale	100	282,442	282,542	100	22,335	22,435
Equity securities	6,719	—	6,719	63,154	—	63,154
Equity securities measured at net asset value (b)			32,363			8,832
Total investments	6,819	1,388,937	1,428,119	63,254	929,569	1,001,655
Total assets	$ 6,819	1,388,937	1,428,119	63,254	929,569	1,001,655

(a) Investments represent investments recorded at fair value on a recurring basis. Level 1 investments are measured based upon quoted prices and as of December 31, 2022 and 2021, include investments traded on an active exchange and a single U.S. Treasury security. Level 2 investments include student loan asset-backed, mortgage-backed, collateralized loan obligation, and other consumer loan-backed securities. The fair value for the Level 2 securities is determined using indicative quotes from broker-dealers or an income approach valuation technique (present value using the discount rate adjustment technique) that considers, among other things, rates currently observed in publicly traded debt markets for debt of similar terms issued by companies with comparable credit risk.

(b) In accordance with the Fair Value Measurements Topic of the FASB Accounting Standards Codification, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

(Dollars in thousands, except share amounts, unless otherwise noted)

The following table summarizes the fair values of all of the Company's financial instruments on the consolidated balance sheets:

	As of December 31, 2022				
	Fair value	Carrying value	Level 1	Level 2	Level 3
Financial assets:					
Loans receivable	$ 14,586,794	14,427,025	—	—	14,586,794
Accrued loan interest receivable	816,864	816,864	—	816,864	—
Cash and cash equivalents	118,146	118,146	118,146	—	—
Investments (at fair value)	1,428,119	1,428,119	6,819	1,388,937	—
Notes receivable	31,106	31,106	—	31,106	—
Beneficial interest in loan securitizations	162,360	138,738	—	—	162,360
Restricted cash	945,159	945,159	945,159	—	—
Restricted cash – due to customers	294,311	294,311	294,311	—	—
Financial liabilities:					
Bonds and notes payable	14,088,666	14,637,195	—	14,088,666	—
Accrued interest payable	36,049	36,049	—	36,049	—
Bank deposits	664,573	691,322	355,282	309,291	—
Due to customers	348,317	348,317	348,317	—	—

	As of December 31, 2021				
	Fair value	Carrying value	Level 1	Level 2	Level 3
Financial assets:					
Loans receivable	$ 18,576,272	17,546,645	—	—	18,576,272
Accrued loan interest receivable	788,552	788,552	—	788,552	—
Cash and cash equivalents	125,563	125,563	125,563	—	—
Investments (at fair value)	1,001,655	1,001,655	63,254	929,569	—
Beneficial interest in loan securitizations	142,391	120,142	—	—	142,391
Restricted cash	741,981	741,981	741,981	—	—
Restricted cash – due to customers	326,645	326,645	326,645	—	—
Financial liabilities:					
Bonds and notes payable	17,819,902	17,631,089	—	17,819,902	—
Accrued interest payable	4,566	4,566	—	4,566	—
Bank deposits	342,463	344,315	184,897	157,566	—
Due to customers	366,002	366,002	366,002	—	—

The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring basis are previously discussed. The remaining financial assets and liabilities were estimated using the following methods and assumptions:

Loans Receivable

Fair values for loans receivable were determined by modeling loan cash flows using stated terms of the assets and internally-developed assumptions. The significant assumptions used to project cash flows are prepayment speeds, default rates, cost of funds, required return on equity, and future interest rate and index relationships. A number of significant inputs into the models are internally derived and not observable to market participants.

Notes Receivable

Fair values for notes receivable were determined by using model-derived valuations with observable inputs, including current market rates.

Beneficial Interest in Loan Securitizations

Fair values for beneficial interest in loan securitizations were determined by modeling securitization cash flows and internally-developed assumptions. The significant assumptions used to project cash flows are prepayment speeds, default rates, cost of funds, required return on equity, and future interest rate and index relationships. A number of significant inputs into the models are internally derived and not observable to market participants.

Cash and Cash Equivalents, Restricted Cash, Restricted Cash – Due to Customers, Accrued Loan Interest Receivable, Accrued Interest Payable, and Due to Customers

The carrying amount approximates fair value due to the variable rate of interest and/or the short maturities of these instruments.

Bonds and Notes Payable

The fair value of student loan asset-backed securitizations and warehouse facilities was determined from quotes from broker-dealers or through standard bond pricing models using the stated terms of the borrowings, observable yield curves, market credit spreads, and weighted average life of underlying collateral. For all other bonds and notes payable, the carrying amount approximates fair value due to the variable rate of interest and/or the short maturities of these instruments.

Bank Deposits

Some of the Company's deposits are fixed-rate and the fair value for these deposits are estimated using discounted cash flows based on rates currently offered for deposits of similar maturities. These are level 2 valuations. The fair value of the remaining deposits equal the amounts payable on demand at the balance sheet date and are reported at their carrying value. These are level 1 valuations.

Limitations

The fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Therefore, the calculated fair value estimates in many instances cannot be substantiated by comparison to independent markets and, in many cases, may not be realizable in a current sale of the instrument. Changes in assumptions could significantly affect the estimates.

25. Legal Proceedings

The Company is subject to various claims, lawsuits, and proceedings that arise in the normal course of business. These matters frequently involve claims by student loan borrowers disputing the manner in which their student loans have been serviced or the accuracy of reports to credit bureaus, claims by student loan borrowers or other consumers alleging that state or Federal privacy, cybersecurity, and other consumer protection laws have been violated in the process of servicing loans or conducting other business activities, and disputes with other business entities. In addition, from time to time, the Company receives information and document requests or demands from state or federal regulators concerning its business practices. The Company cooperates with these inquiries and responds to the requests or demands. While the Company cannot predict the ultimate outcome of any claim, regulatory examination, inquiry, or investigation, the Company believes its activities have materially complied with applicable law, including the Higher Education Act, the rules and regulations adopted by the Department thereunder, and the Department's guidance regarding those rules and regulations, and applicable consumer protection laws and regulations. On the basis of present information, anticipated insurance coverage, and advice received from counsel, it is the opinion of the Company's management that the disposition or ultimate determination of claims, lawsuits, and proceedings such as those discussed above will not have a material adverse effect on the Company's business, financial position, or results of operations.

(Dollars in thousands, except share amounts, unless otherwise noted)

26. Condensed Parent Company Financial Statements

The following represents the condensed balance sheets as of December 31, 2022 and 2021 and condensed statements of income, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2022 for Nelnet, Inc.

The Company is limited in the amount of funds that can be transferred to it by its subsidiaries through intercompany loans, advances, or cash dividends. These limitations relate to the restrictions by trust indentures under the lending subsidiaries debt financing arrangements.

Balance Sheets

(Parent Company Only)

As of December 31, 2022 and 2021

	2022	2021
Assets:		
Cash and cash equivalents	$ 27,201	47,434
Investments	1,464,583	1,236,933
Investment in subsidiary debt	410,191	374,087
Restricted cash	114,820	107,103
Investment in subsidiaries	2,200,344	1,986,136
Notes receivable from subsidiaries	67,012	314
Other assets	108,983	123,716
Total assets	$ 4,393,134	3,875,723
Liabilities:		
Notes payable, net of debt issuance costs	$ 960,358	734,881
Other liabilities	233,536	189,317
Total liabilities	1,193,894	924,198
Equity:		
Nelnet, Inc. shareholders' equity:		
Common stock	372	379
Additional paid-in capital	1,109	1,000
Retained earnings	3,234,844	2,940,523
Accumulated other comprehensive (loss) earnings, net	(37,366)	9,304
Total Nelnet, Inc. shareholders' equity	3,198,959	2,951,206
Noncontrolling interest	281	319
Total equity	3,199,240	2,951,525
Total liabilities and shareholders' equity	$ 4,393,134	3,875,723

(Dollars in thousands, except share amounts, unless otherwise noted)

Statements of Income

(Parent Company Only)

Years ended December 31, 2022, 2021, and 2020

	2022	2021	2020
Investment interest income	$ 50,465	12,455	4,110
Interest expense on bonds and notes payable	21,489	3,515	3,179
Net interest income	28,976	8,940	931
Other income (expense):			
Other, net	(43,949)	45,291	48,688
Gain (loss) from debt repurchases, net	1,324	(6,530)	1,962
Equity in subsidiaries income	228,169	313,451	132,101
Gain from deconsolidation of ALLO	—	—	258,588
Impairment expense	(6,561)	(4,637)	(7,784)
Derivative market value adjustments and derivative settlements, net	264,634	71,446	(24,465)
Total other income (expense)	443,617	419,021	409,090
Operating expenses	14,552	7,632	14,006
Income before income taxes	458,041	420,329	396,015
Income tax expense	50,732	27,101	43,577
Net income	407,309	393,228	352,438
Net loss attributable to noncontrolling interest	38	58	5
Net income attributable to Nelnet, Inc.	$ 407,347	393,286	352,443

Statements of Comprehensive Income

(Parent Company Only)

Years ended December 31, 2022, 2021, and 2020

	2022		2021		2020	
Net income		$407,309		393,228		352,438
Other comprehensive (loss) income:						
Net changes related to equity in subsidiaries other comprehensive income	$	(11,713)		6,692		—
Net changes related to available-for-sale securities:						
Unrealized holding (losses) gains arising during period, net	(42,793)		(4,220)		6,637	
Reclassification of gains recognized in net income, net of losses	(3,894)		(372)		(2,521)	
Income tax effect	11,205	(35,482)	1,102	(3,490)	(986)	3,130
Net changes related to equity method investee's other comprehensive income:						
Gain on cash flow hedges	691		—		—	
Income tax effect	(166)	525	—	—	—	—
Other comprehensive (loss) income		(46,670)		3,202		3,130
Comprehensive income		360,639		396,430		355,568
Comprehensive loss attributable to noncontrolling interests		38		58		5
Comprehensive income attributable to Nelnet, Inc.		$360,677		396,488		355,573

(Dollars in thousands, except share amounts, unless otherwise noted)

Statements of Cash Flows
(Parent Company Only)
Years ended December 31, 2022, 2021, and 2020

	2022	2021	2020
Net income attributable to Nelnet, Inc.	$ 407,347	393,286	352,443
Net loss attributable to noncontrolling interest	(38)	(58)	(5)
Net income	407,309	393,228	352,438
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	619	591	534
Derivative market value adjustments	(231,691)	(92,813)	28,144
Payments to terminate derivative instruments, net	91,786	—	—
Proceeds from (payments to) clearinghouse - initial and variation margin, net	148,691	91,294	(26,747)
Equity in earnings of subsidiaries	(228,169)	(313,451)	(132,101)
Gain from deconsolidation of ALLO, including cash impact	—	—	(287,579)
(Gain) loss from repurchases of debt, net	(1,324)	6,530	(1,962)
Loss (gain) on investments, net	51,175	721	(46,019)
Proceeds from sale (purchases) of equity securities, net	42,841	(42,916)	—
Deferred income tax expense	39,997	47,423	23,747
Non-cash compensation expense	14,176	10,673	16,739
Impairment expense	6,561	4,637	7,784
Other	—	—	(329)
Decrease (increase) in other assets	16,140	(9,108)	(17,410)
Increase in other liabilities	10,590	1,784	26,009
Net cash provided by (used in) operating activities	368,701	98,593	(56,752)
Cash flows from investing activities:			
Purchases of available-for-sale securities	(713,681)	(640,644)	(342,563)
Proceeds from sales of available-for-sale securities	435,937	133,286	168,555
Proceeds from beneficial interest in consumer loan securitization	345	—	—
Capital distributions from subsidiaries, net	7,340	294,578	99,830
(Increase) decrease in notes receivable from subsidiaries	(66,698)	20,895	21,343
Purchases of subsidiary debt, net	(36,104)	(335,184)	(25,085)
Purchases of other investments	(122,236)	(110,184)	(54,637)
Proceeds from other investments	20,358	129,899	8,564
Net cash used in investing activities	(474,739)	(507,354)	(123,993)
Cash flows from financing activities:			
Payments on notes payable	(7,002)	(126,530)	(20,381)
Proceeds from issuance of notes payable	233,194	619,259	190,520
Payments of debt issuance costs	(10)	(1,286)	(49)
Dividends paid	(36,608)	(34,457)	(31,778)
Repurchases of common stock	(97,685)	(58,111)	(73,358)
Proceeds from issuance of common stock	1,633	1,465	1,653
Acquisition of noncontrolling interest	—	—	(600)
Issuance of noncontrolling interest	—	—	194,985
Net cash provided by financing activities	93,522	400,340	260,992
Net (decrease) increase in cash, cash equivalents, and restricted cash	(12,516)	(8,421)	80,247
Cash, cash equivalents, and restricted cash, beginning of period	154,537	162,958	82,711
Cash, cash equivalents, and restricted cash, end of period	$ 142,021	154,537	162,958
Cash disbursements made for:			
Interest	$ 14,649	2,301	2,577
Income taxes, net of refunds and credits	$ 57,705	18,659	29,685
Noncash investing activities:			
(Distribution from) contribution to subsidiary, net	$ (6,068)	(835)	49,066

APPENDIX A

Description of
The Federal Family Education Loan Program

The Federal Family Education Loan Program

The Higher Education Act provided for a program of federal insurance for student loans as well as reinsurance of student loans guaranteed or insured by state agencies or private non-profit corporations.

The Higher Education Act authorized certain student loans to be insured and reinsured under the Federal Family Education Loan Program ("FFELP"). The Student Aid and Fiscal Responsibility Act, enacted into law on March 30, 2010, as part of the Health Care and Education Reconciliation Act of 2010, terminated the authority to make FFELP loans. As of July 1, 2010, no new FFELP loans have been made.

Generally, a student was eligible for loans made under the Federal Family Education Loan Program only if he or she:

- Had been accepted for enrollment or was enrolled in good standing at an eligible institution of higher education;

- Was carrying or planning to carry at least one-half the normal full-time workload, as determined by the institution, for the course of study the student was pursuing;

- Was not in default on any federal education loans;

- Had not committed a crime involving fraud in obtaining funds under the Higher Education Act which funds had not been fully repaid; and

- Met other applicable eligibility requirements.

Eligible institutions included higher educational institutions and vocational schools that complied with specific federal regulations. Each loan is evidenced by an unsecured note.

The Higher Education Act also establishes maximum interest rates for each of the various types of loans. These rates vary not only among loan types, but also within loan types depending upon when the loan was made or when the borrower first obtained a loan under the Federal Family Education Loan Program. The Higher Education Act allows lesser rates of interest to be charged.

Types of loans

Four types of loans were available under the Federal Family Education Loan Program:

- Subsidized Stafford Loans
- Unsubsidized Stafford Loans
- PLUS Loans
- Consolidation Loans

These loan types vary as to eligibility requirements, interest rates, repayment periods, loan limits, eligibility for interest subsidies, and special allowance payments. Some of these loan types have had other names in the past. References to these various loan types include, where appropriate, their predecessors.

The primary loan under the Federal Family Education Loan Program is the Subsidized Stafford Loan. Students who were not eligible for Subsidized Stafford Loans based on their economic circumstances might have obtained Unsubsidized Stafford Loans. Graduate or professional students and parents of dependent undergraduate students might have obtained PLUS Loans. Consolidation Loans were available to borrowers with existing loans made under the Federal Family Education Loan Program and other federal programs to consolidate repayment of the borrower's existing loans. Prior to July 1, 1994, the Federal Family Education Loan Program also offered Supplemental Loans for Students ("SLS Loans") to graduate and professional students and independent undergraduate students and, under certain circumstances, dependent undergraduate students, to supplement their Stafford Loans.

Subsidized Stafford Loans

General. Subsidized Stafford Loans were eligible for insurance and reinsurance under the Higher Education Act if the eligible student to whom the loan was made was accepted or was enrolled in good standing at an eligible institution of higher education or vocational school and carried at least one-half the normal full-time workload at that institution. Subsidized Stafford Loans had limits as to the maximum amount which could be borrowed for an academic year and in the aggregate for both undergraduate and graduate or professional study. Both annual and aggregate limitations excluded loans made under the PLUS Loan Program. The Secretary of Education had discretion to raise these limits to accommodate students undertaking specialized training requiring exceptionally high costs of education.

Subsidized Stafford Loans were made only to student borrowers who met the needs tests provided in the Higher Education Act. Provisions addressing the implementation of needs analysis and the relationship between unmet need for financing and the availability of Subsidized Stafford Loan Program funding have been the subject of frequent and extensive amendments.

Interest rates for Subsidized Stafford Loans. For Stafford Loans first disbursed to a "new" borrower (a "new" borrower is defined for purposes of this section as one who had no outstanding balance on a FFELP loan on the date the new promissory note was signed) for a period of enrollment beginning before January 1, 1981, the applicable interest rate is fixed at 7%.

For Stafford Loans first disbursed to a "new" borrower, for a period of enrollment beginning on or after January 1, 1981, but before September 13, 1983, the applicable interest rate is fixed at 9%.

For Stafford Loans first disbursed to a "new" borrower, for a period of enrollment beginning on or after September 13, 1983, but before July 1, 1988, the applicable interest rate is fixed at 8%.

For Stafford Loans first disbursed to a borrower with an outstanding balance on a PLUS, SLS, or Consolidation Loan, but not on a Stafford Loan, where the new loan is intended for a period of enrollment beginning before July 1, 1988, the applicable interest rate is fixed at 8%.

For Stafford Loans first disbursed before October 1, 1992, to a "new" borrower or to a borrower with an outstanding balance on a PLUS, SLS, or Consolidation Loan, but not a Stafford Loan, where the new loan is intended for a period of enrollment beginning on or after July 1, 1988, the applicable interest rate is as follows:

- Original fixed interest rate of 8% for the first 48 months of repayment. Beginning on the first day of the 49th month of repayment, the interest rate increased to a fixed rate of 10% thereafter. Loans in this category were subject to excess interest rebates and have been converted to a variable interest rate based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.25%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for loans in this category is 10%.

For Stafford Loans first disbursed on or after July 23, 1992, but before July 1, 1994, to a borrower with an outstanding Stafford Loan made with a 7%, 8%, 9%, or 8%/10% fixed interest rate, the original, applicable interest rate is the same as the rate provided on the borrower's previous Stafford Loan (i.e., a fixed rate of 7%, 8%, 9%, or 8%/10%). Loans in this category were subject to excess interest rebates and have been converted to a variable interest rate based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is equal to the loan's previous fixed rate (i.e., 7%, 8%, 9%, or 10%).

For Stafford Loans first disbursed on or after October 1, 1992, but before December 20, 1993, to a borrower with an outstanding balance on a PLUS, SLS, or Consolidation Loan, but not on a Stafford Loan, the original, applicable interest rate is fixed at 8%. Loans in this category were subject to excess interest rebates and have been converted to a variable interest rate based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is 8%.

For Stafford Loans first disbursed on or after October 1, 1992, but before July 1, 1994, to a "new" borrower, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is 9%.

For Stafford Loans first disbursed on or after December 20, 1993, but before July 1, 1994, to a borrower with an outstanding balance on a PLUS, SLS, or Consolidation Loan, but not on a Stafford Loan, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is 9%.

For Stafford Loans first disbursed on or after July 1, 1994, but before July 1, 1995, where the loan is intended for a period of enrollment that includes or begins on or after July 1, 1994, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is 8.25%.

For Stafford Loans first disbursed on or after July 1, 1995, but before July 1, 1998, the applicable interest rate is as follows:

- When the borrower is in school, in grace, or in an authorized period of deferment, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 2.5%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 8.25%.

- When the borrower is in repayment or in a period of forbearance, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 8.25%.

For Stafford Loans first disbursed on or after July 1, 1998, but before July 1, 2006, the applicable interest rate is as follows:

- When the borrower is in school, in grace, or in an authorized period of deferment, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 1.7%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 8.25%.

- When the borrower is in repayment or in a period of forbearance, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 2.3%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 8.25%.

For Stafford Loans first disbursed on or after July 1, 2006, the applicable interest rate is fixed at 6.80%. However, for Stafford Loans for undergraduates, the applicable interest rate was reduced in phases for which the first disbursement was made on or after:

- July 1, 2008 and before July 1, 2009, the applicable interest rate is fixed at 6.00%,

- July 1, 2009 and before July 1, 2010, the applicable interest rate is fixed at 5.60%.

Unsubsidized Stafford Loans

General. The Unsubsidized Stafford Loan program was created by Congress in 1992 for students who did not qualify for Subsidized Stafford Loans due to parental and/or student income and assets in excess of permitted amounts. These students were entitled to borrow the difference between the Stafford Loan maximum for their status (dependent or independent) and their Subsidized Stafford Loan eligibility through the Unsubsidized Stafford Loan Program. The general requirements for Unsubsidized Stafford Loans, including special allowance payments, are essentially the same as those for Subsidized Stafford Loans. However, the terms of the Unsubsidized Stafford Loans differ materially from Subsidized Stafford Loans in that the federal government will not make interest subsidy payments and the loan limitations were determined without respect to the expected family contribution. The borrower is required to either pay interest from the time the loan is disbursed or the accruing interest is capitalized when repayment begins at the end of a deferment or forbearance, when the borrower is determined to no longer have a partial financial hardship under the Income-Based Repayment plan or when the borrower leaves the plan. Unsubsidized Stafford Loans were not available before October 1, 1992. A student meeting the general eligibility requirements for a loan under the Federal Family Education Loan Program was eligible for an Unsubsidized Stafford Loan without regard to need.

Interest rates for Unsubsidized Stafford Loans. Unsubsidized Stafford Loans are subject to the same interest rate provisions as Subsidized Stafford Loans, with the exception of Unsubsidized Stafford Loans first disbursed on or after July 1, 2008, which retain a fixed interest rate of 6.80%.

PLUS Loans

General. PLUS Loans were made to parents, and under certain circumstances spouses of remarried parents, of dependent undergraduate students. Effective July 1, 2006, graduate and professional students were eligible borrowers under the PLUS Loan program. For PLUS Loans made on or after July 1, 1993, the borrower could not have an adverse credit history as determined by criteria established by the Secretary of Education. The basic provisions applicable to PLUS Loans are similar to those of Stafford Loans with respect to the involvement of guarantee agencies and the Secretary of Education in providing federal insurance and reinsurance on the loans. However, PLUS Loans differ significantly, particularly from the Subsidized Stafford Loans, in that federal interest subsidy payments are not available under the PLUS Loan Program and special allowance payments are more restricted.

Interest rates for PLUS Loans. For PLUS Loans first disbursed on or after January 1, 1981, but before October 1, 1981, the applicable interest rate is fixed at 9%.

For PLUS Loans first disbursed on or after October 1, 1981, but before November 1, 1982, the applicable interest rate is fixed at 14%.

For PLUS Loans first disbursed on or after November 1, 1982, but before July 1, 1987, the applicable interest rate is fixed at 12%.

Beginning July 1, 2001, for PLUS Loans first disbursed on or after July 1, 1987, but before October 1, 1992, the applicable interest rate is variable and is based on the weekly average one-year constant maturity Treasury bill yield for the last calendar week ending on or before June 26 preceding July 1 of each year, plus 3.25%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 12%. Prior to July 1, 2001, PLUS Loans in this category had interest rates which were based on the 52-week Treasury bill auctioned at the final auction held prior to the preceding June 1, plus 3.25%. The annual (July 1) variable interest rate adjustment was applicable prior to July 1, 2001, as was the maximum interest rate of 12%. PLUS Loans originally made at a fixed interest rate, which have been refinanced for purposes of securing a variable interest rate, are subject to the variable interest rate calculation described in this paragraph.

Beginning July 1, 2001, for PLUS Loans first disbursed on or after October 1, 1992, but before July 1, 1994, the applicable interest rate is variable and is based on the weekly average one-year constant maturity Treasury yield for the last calendar week ending on or before June 26 preceding July 1 of each year, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 10%. Prior to July 1, 2001, PLUS Loans in this category had interest rates which were based on the 52-week Treasury bill auctioned at the final auction held prior to the preceding June 1, plus 3.1%. The annual (July 1) variable interest rate adjustment was applicable prior to July 1, 2001, as was the maximum interest rate of 10%.

Beginning July 1, 2001, for PLUS Loans first disbursed on or after July 1, 1994, but before July 1, 1998, the applicable interest rate is variable and is based on the weekly average one-year constant maturity Treasury yield for the last calendar week ending on or before June 26 preceding July 1 of each year, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 9%. Prior to July 1, 2001, PLUS Loans in this category had interest rates which were based on the 52-week Treasury bill auctioned at the final auction held prior to the preceding June 1, plus 3.1%. The annual (July 1) variable interest rate adjustment was applicable prior to July 1, 2001, as was the maximum interest rate of 9%.

For PLUS Loans first disbursed on or after July 1, 1998, but before July 1, 2006, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1 of each year, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 9%.

For PLUS Loans first disbursed on or after July 1, 2006, the applicable interest rate is fixed at 8.5%.

SLS Loans

General. SLS Loans were limited to graduate or professional students, independent undergraduate students, and dependent undergraduate students, if the students' parents were unable to obtain a PLUS Loan. Except for dependent undergraduate students, eligibility for SLS Loans was determined without regard to need. SLS Loans were similar to Stafford Loans with respect to the involvement of guarantee agencies and the Secretary of Education in providing federal insurance and reinsurance on the loans. However, SLS Loans differed significantly, particularly from Subsidized Stafford Loans, because federal interest subsidy payments were not available under the SLS Loan Program and special allowance payments were more restricted. The SLS Loan Program was discontinued on July 1, 1994.

Interest rates for SLS Loans. The applicable interest rates on SLS Loans made before October 1, 1992, and on SLS Loans originally made at a fixed interest rate, which have been refinanced for purposes of securing a variable interest rate, are identical to the applicable interest rates described for PLUS Loans made before October 1, 1992.

For SLS Loans first disbursed on or after October 1, 1992, but before July 1, 1994, the applicable interest rate is as follows:

- Beginning July 1, 2001, the applicable interest rate is variable and is based on the weekly average one-year constant maturity Treasury yield for the last calendar week ending on or before June 26 preceding July 1 of each year, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 11%. Prior to July 1, 2001, SLS Loans in this category had interest rates which were based on the 52-week Treasury bill auctioned at the final auction held prior to the preceding June 1, plus 3.1%. The annual (July 1) variable interest rate adjustment was applicable prior to July 1, 2001, as was the maximum interest rate of 11%.

Consolidation Loans

General. The Higher Education Act authorized a program under which certain borrowers could consolidate their various federally insured education loans into a single loan insured and reinsured on a basis similar to Stafford Loans. Consolidation Loans could be obtained in an amount sufficient to pay outstanding principal, unpaid interest, late charges, and collection costs on federally insured or reinsured student loans incurred under the Federal Family Education Loan and Direct Loan Programs, including PLUS Loans made to the consolidating borrower, as well as loans made under the Perkins Loan (formally National Direct Student Loan Program), Federally Insured Student Loan (FISL), Nursing Student Loan (NSL), Health Education Assistance Loan (HEAL), and Health Professions Student Loan (HPSL) Programs. To be eligible for a FFELP Consolidation Loan, a borrower had to:

- Have outstanding indebtedness on student loans made under the Federal Family Education Loan Program and/or certain other federal student loan programs; and

- Be in repayment status or in a grace period on loans to be consolidated.

Borrowers who were in default on loans to be consolidated had to first make satisfactory arrangements to repay the loans to the respective holder(s) or had to agree to repay the consolidating lender under an income-based repayment arrangement in order to include the defaulted loans in the Consolidation Loan. For applications received on or after January 1, 1993, borrowers could add additional loans to a Consolidation Loan during the 180-day period following the origination of the Consolidation Loan.

A married couple who agreed to be jointly liable on a Consolidation Loan for which the application was received on or after January 1, 1993, but before July 1, 2006, was treated as an individual for purposes of obtaining a Consolidation Loan.

Interest rates for Consolidation Loans. For Consolidation Loans disbursed before July 1, 1994, the applicable interest rate is fixed at the greater of:

- 9%, or

- The weighted average of the interest rates on the loans consolidated, rounded to the nearest whole percent.

For Consolidation Loans disbursed on or after July 1, 1994, based on applications received by the lender before November 13, 1997, the applicable interest rate is fixed and is based on the weighted average of the interest rates on the loans consolidated, rounded up to the nearest whole percent.

For Consolidation Loans on which the application was received by the lender between November 13, 1997, and September 30, 1998, inclusive, the applicable interest rate is variable according to the following:

- For the portion of the Consolidation Loan which is comprised of FFELP, Direct, FISL, Perkins, HPSL, or NSL loans, the variable interest rate is based on the bond equivalent rate of the 91-day Treasury bills auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate for this portion of the Consolidation Loan is adjusted annually on July 1. The maximum interest rate for this portion of the Consolidation Loan is 8.25%.

- For the portion of the Consolidation Loan which is attributable to HEAL Loans (if applicable), the variable interest rate is based on the average of the bond equivalent rates of the 91-day Treasury bills auctioned for the quarter ending June 30, plus 3.0%. The variable interest rate for this portion of the Consolidation Loan is adjusted annually on July 1. There is no maximum interest rate for the portion of a Consolidation Loan that is represented by HEAL Loans.

For Consolidation Loans on which the application was received by the lender on or after October 1, 1998, the applicable interest rate is determined according to the following:

- For the portion of the Consolidation Loan which is comprised of FFELP, Direct, FISL, Perkins, HPSL, or NSL loans, the applicable interest rate is fixed and is based on the weighted average of the interest rates on the non-HEAL loans being consolidated, rounded up to the nearest one-eighth of one percent. The maximum interest rate for this portion of the Consolidation Loan is 8.25%.

- For the portion of the Consolidation Loan which is attributable to HEAL Loans (if applicable), the applicable interest rate is variable and is based on the average of the bond equivalent rates of the 91-day Treasury bills auctioned for the quarter ending June 30, plus 3.0%. The variable interest rate for this portion of the Consolidation Loan is adjusted annually on July 1. There is no maximum interest rate for the portion of the Consolidation Loan that is represented by HEAL Loans.

For a discussion of required payments that reduce the return on Consolidation Loans, see "Fees - Rebate fee on Consolidation Loans" in this Appendix.

Interest rate during active duty

The Higher Education Opportunity Act of 2008 revised the Servicemembers Civil Relief Act to include FFEL Program loans. Interest charges on FFEL Program loans are capped at 6% during a period of time on or after August 14, 2008, in which a borrower has served or is serving on active duty in the Armed Forces, National Oceanic and Atmospheric Administration, Public Health Services, or National Guard. The interest charge cap includes the interest rate in addition to any fees, service charges, and other charges related to the loan. The cap is applicable to loans made prior to the date the borrower was called to active duty.

Maximum loan amounts

Each type of loan was subject to certain limits on the maximum principal amount, with respect to a given academic year and in the aggregate. Consolidation Loans were limited only by the amount of eligible loans to be consolidated. PLUS Loans were limited to the difference between the cost of attendance and the other aid available to the student. Stafford Loans, subsidized and unsubsidized, were subject to both annual and aggregate limits according to the provisions of the Higher Education Act.

Loan limits for Subsidized Stafford and Unsubsidized Stafford Loans. Dependent and independent undergraduate students were subject to the same annual loan limits on Subsidized Stafford Loans; independent students were allowed greater annual loan limits on Unsubsidized Stafford Loans. A student who had not successfully completed the first year of a program of undergraduate education could borrow up to $3,500 in Subsidized Stafford Loans in an academic year. A student who had successfully completed the first year, but who had not successfully completed the second year, could borrow up to $4,500 in Subsidized Stafford Loans per academic year. An undergraduate student who had successfully completed the first and second years, but who had not successfully completed the remainder of a program of undergraduate education, could borrow up to $5,500 in Subsidized Stafford Loans per academic year.

Dependent students could borrow an additional $2,000 in Unsubsidized Stafford Loans for each year of undergraduate study. Independent students could borrow an additional $6,000 of Unsubsidized Stafford Loans for each of the first two years and an additional $7,000 for the third, fourth, and fifth years of undergraduate study. For students enrolled in programs of less than an academic year in length, the limits were generally reduced in proportion to the amount by which the programs were less than one year in length. A graduate or professional student could borrow up to $20,500 in an academic year where no more than $8,500 was representative of Subsidized Stafford Loan amounts.

The maximum aggregate amount of Subsidized Stafford and Unsubsidized Stafford Loans, including that portion of a Consolidation Loan used to repay such loans, which a dependent undergraduate student may have outstanding is $31,000 (of which only $23,000 may be Subsidized Stafford Loans). An independent undergraduate student may have an aggregate maximum of $57,500 (of which only $23,000 may be Subsidized Stafford Loans). The maximum aggregate amount of Subsidized Stafford and Unsubsidized Stafford Loans, including the portion of a Consolidation Loan used to repay such loans, for a graduate or professional student, including loans for undergraduate education, is $138,500, of which only $65,500 may be Subsidized Stafford Loans. In some instances, schools could certify loan amounts in excess of the limits, such as for certain health profession students.

Loan limits for PLUS Loans. For PLUS Loans made on or after July 1, 1993, the annual amounts of PLUS Loans were limited only by the student's unmet need. There was no aggregate limit for PLUS Loans.

Repayment

Repayment periods. Loans made under the Federal Family Education Loan Program, other than Consolidation Loans and loans being repaid under an income-based or extended repayment schedule, must provide for repayment of principal in periodic installments over a period of not less than five, nor more than ten years. A borrower may request, with concurrence of the lender, to repay the loan in less than five years with the right to subsequently extend the minimum repayment period to five years. Since the 1998 Amendments, lenders have been required to offer extended repayment schedules to new borrowers disbursed on or after October 7, 1998 who accumulate outstanding FFELP Loans of more than $30,000, in which case the repayment period may extend up to 25 years, subject to certain minimum repayment amounts. Consolidation Loans must be repaid within maximum repayment periods which vary depending upon the principal amount of the borrower's outstanding student loans, but may not exceed 30 years. For Consolidation Loans for which the application was received prior to January 1, 1993, the repayment period cannot exceed 25 years. Periods of authorized deferment and forbearance are excluded from the maximum repayment period. In addition, if the repayment schedule on a loan with a variable interest rate does not provide for adjustments to the amount of the monthly installment payment, the maximum repayment period may be extended for up to three years.

Repayment of principal on a Stafford Loan does not begin until a student drops below at least a half-time course of study. For Stafford Loans for which the applicable rate of interest is fixed at 7%, the repayment period begins between nine and twelve months after the borrower ceases to pursue at least a half-time course of study, as indicated in the promissory note. For other Stafford Loans, the repayment period begins six months after the borrower ceases to pursue at least a half-time course of study. These periods during which payments of principal are not due are the "grace periods."

In the case of SLS, PLUS, and Consolidation Loans, the repayment period begins on the date of final disbursement of the loan, except that the borrower of a SLS Loan who also has a Stafford Loan may postpone repayment of the SLS Loan to coincide with the commencement of repayment of the Stafford Loan.

During periods in which repayment of principal is required, unless the borrower is repaying under an income-based repayment schedule, payments of principal and interest must in general be made at a rate of at least $600 per year, except that a borrower and lender may agree to a lesser rate at any time before or during the repayment period. However, at a minimum, the payments must satisfy the interest that accrues during the year. Borrowers may make accelerated payments at any time without penalty.

Income-sensitive repayment schedule. Since 1993, lenders have been required to offer income-sensitive repayment schedules, in addition to standard and graduated repayment schedules, for Stafford, SLS, and Consolidation Loans. Beginning in 2000, lenders have been required to offer income-sensitive repayment schedules to PLUS borrowers as well. Use of income-sensitive repayment schedules may extend the maximum repayment period for up to five years if the payment amount established from the borrower's income will not repay the loan within the maximum applicable repayment period.

Income-based repayment schedule. Effective July 1, 2009, a borrower in the Federal Family Education Loan Program or Federal Direct Loan Program, other than a PLUS Loan made to a parent borrower or any Consolidation Loan that repaid one or more parent PLUS loans, may qualify for an income-based repayment schedule regardless of the disbursement dates of the loans if he or she has a partial financial hardship. A borrower has a financial hardship if the annual loan payment amount based on a 10-year repayment schedule exceeds 15% of the borrower's adjusted gross income, minus 150% of the poverty line for the borrower's actual family size. Interest will be paid by the Secretary of Education for subsidized loans for the first three years for any borrower whose scheduled monthly payment is not sufficient to cover the accrued interest. Interest will capitalize at the end of the partial financial hardship period, or when the borrower begins making payments under a standard repayment schedule. The Secretary of Education will cancel any outstanding balance after 25 years if a borrower who has made payments under this schedule meets certain criteria.

Deferment periods. No principal payments need be made during certain periods of deferment prescribed by the Higher Education Act. For a borrower who first obtained a Stafford or SLS loan which was disbursed before July 1, 1993, deferments are available:

- During a period not exceeding three years while the borrower is a member of the Armed Forces, an officer in the Commissioned Corps of the Public Health Service or, with respect to a borrower who first obtained a student loan disbursed on or after July 1, 1987, or a student loan for a period of enrollment beginning on or after July 1, 1987, an active duty member of the National Oceanic and Atmospheric Administration Corps;

- During a period not exceeding three years while the borrower is a volunteer under the Peace Corps Act;

- During a period not exceeding three years while the borrower is a full-time paid volunteer under the Domestic Volunteer Act of 1973;

- During a period not exceeding three years while the borrower is a full-time volunteer in service which the Secretary of Education has determined is comparable to service in the Peace Corp or under the Domestic Volunteer Act of 1970 with an organization which is exempt from taxation under Section 501(c)(3) of the Internal Revenue Code;

- During a period not exceeding two years while the borrower is serving an internship necessary to receive professional recognition required to begin professional practice or service, or a qualified internship or residency program;

- During a period not exceeding three years while the borrower is temporarily totally disabled, as established by sworn affidavit of a qualified physician, or while the borrower is unable to secure employment because of caring for a dependent who is so disabled;

- During a period not exceeding two years while the borrower is seeking and unable to find full-time employment;

- During any period that the borrower is pursuing a full-time course of study at an eligible institution (or, with respect to a borrower who first obtained a student loan disbursed on or after July 1, 1987, or a student loan for a period of enrollment beginning on or after July 1, 1987, is pursuing at least a half-time course of study);

- During any period that the borrower is pursuing a course of study in a graduate fellowship program;

- During any period the borrower is receiving rehabilitation training services for qualified individuals, as defined by the Secretary of Education;

- During a period not exceeding six months per request while the borrower is on parental leave;

- Only with respect to a borrower who first obtained a student loan disbursed on or after July 1, 1987, or a student loan for a period of enrollment beginning on or after July 1, 1987, during a period not exceeding three years while the borrower is a full-time teacher in a public or nonprofit private elementary or secondary school in a "teacher shortage area" (as prescribed by the Secretary of Education), and during a period not exceeding one year for mothers, with preschool age children, who are entering or re-entering the work force and who are paid at a rate of no more than $1 per hour more than the federal minimum wage; and

- For loans that are in repayment status on or before September 28, 2018, the borrower is eligible for deferment during periods the borrower is undergoing treatment for cancer and the 6 months following treatment.

For a borrower who first obtained a loan on or after July 1, 1993, deferments are available:

- During any period that the borrower is pursuing at least a half-time course of study at an eligible institution;

- During any period that the borrower is pursuing a course of study in a graduate fellowship program;

- During any period the borrower is receiving rehabilitation training services for qualified individuals, as defined by the Secretary of Education;

- During a period not exceeding three years while the borrower is seeking and unable to find full-time employment;

- During a period not exceeding three years for any reason which has caused or will cause the borrower economic hardship. Economic hardship includes working full-time and earning an amount that does not exceed the greater of the federal minimum wage or 150% of the poverty line applicable to a borrower's family size and state of residence. Additional categories of economic hardship are based on the receipt of payments from a state or federal public assistance program, service in the Peace Corps, or until July 1, 2009, the relationship between a borrower's educational debt burden and his or her income; and

- For loans that are in repayment status on or before September 28, 2018, the borrower is eligible for deferment during periods the borrower is undergoing treatment for cancer and the 6 months following treatment.

Effective October 1, 2007, a borrower serving on active duty during a war or other military operation or national emergency, or performing qualifying National Guard duty during a war or other military operation or national emergency may obtain a military deferment for all outstanding Title IV loans in repayment. For all periods of active duty service that include October 1, 2007 or begin on or after that date, the deferment period includes the borrower's service period and 180 days following the demobilization date.

A borrower serving on or after October 1, 2007, may receive up to 13 months of active duty student deferment after the completion of military service if he or she meets the following conditions:

- Is a National Guard member, Armed Forces reserves member, or retired member of the Armed Forces;

- Is called or ordered to active duty; and

- Is enrolled at the time of, or was enrolled within six months prior to, the activation in a program at an eligible institution.

The active duty student deferment ends the earlier of when the borrower returns to an enrolled status, or at the end of 13 months.

PLUS Loans first disbursed on or after July 1, 2008, are eligible for the following deferment options:

- A parent PLUS borrower, upon request, may defer the repayment of the loan during any period during which the student for whom the loan was borrowed is enrolled at least half time. Also upon request, the borrower can defer the loan for the six-month period immediately following the date on which the student for whom the loan was borrowed ceases to be enrolled at least half time, or if the parent borrower is also a student, the date after he or she ceases to be enrolled at least half time.

- A graduate or professional student PLUS borrower may defer the loan for the six-month period immediately following the date on which he or she ceases to be enrolled at least half time. This option does not require a request and may be granted each time the borrower ceases to be enrolled at least half time.

Prior to the 1992 Amendments, only some of the deferments described above were available to PLUS and Consolidation Loan borrowers. Prior to the 1986 Amendments, PLUS Loan borrowers were not entitled to certain deferments.

Forbearance periods. The Higher Education Act also provides for periods of forbearance during which the lender, in case of a borrower's temporary financial hardship, may postpone any payments. A borrower is entitled to forbearance for a period not exceeding three years while the borrower's debt burden under Title IV of the Higher Education Act (which includes the Federal Family Education Loan Program) equals or exceeds 20% of the borrower's gross income. A borrower is also entitled to forbearance while he or she is serving in a qualifying internship or residency program, a "national service position" under the National and Community Service Trust Act of 1993, a qualifying position for loan forgiveness under the Teacher Loan Forgiveness Program, or a position that qualifies him or her for loan repayment under the Student Loan Repayment Program administered by the Department of Defense. In addition, administrative forbearances are provided in circumstances such as, but not limited to, a local or national emergency, a military mobilization, or when the geographical area in which the borrower or endorser resides has been designated a disaster area by the President of the United States or Mexico, the Prime Minister of Canada, or by the governor of a state.

Interest payments during grace, deferment, forbearance, and applicable income-based repayment ("IBR") periods. The Secretary of Education makes interest payments on behalf of the borrower for Subsidized loans while the borrower is in school, grace, deferment, and during the first 3 years of the IBR plan for any remaining interest that is not satisfied by the IBR payment amount. Interest that accrues during forbearance periods, and, if the loan is not eligible for interest subsidy payments during school, grace, deferment, and IBR periods, may be paid monthly or quarterly by the borrower. At the appropriate time, any unpaid accrued interest may be capitalized by the lender.

For a borrower who is eligible for the Cancer Treatment Deferment, interest that accrues during the period of deferment on any subsidized loan is subsidized. For cancer treatment deferment periods on any Unsubsidized Stafford Loan, the interest during such periods is not charged to the borrower.

Fees

Guarantee fee and Federal default fee. For loans for which the date of guarantee of principal was on or after July 1, 2006, a guarantee agency was required to collect and deposit into the Federal Student Loan Reserve Fund a Federal default fee in an amount equal to 1% of the principal amount of the loan. The fee was collected either by deduction from the proceeds of the loan or by payment from other non-Federal sources. Federal default fees could not be charged to borrowers of Consolidation Loans.

Origination fee. Beginning with loans first disbursed on or after July 1, 2006, the maximum origination fee which could be charged to a Stafford Loan borrower decreased according to the following schedule:

- 1.5% with respect to loans for which the first disbursement was made on or after July 1, 2007, and before July 1, 2008;

- 1.0% with respect to loans for which the first disbursement was made on or after July 1, 2008, and before July 1, 2009; and

- 0.5% with respect to loans for which the first disbursement was made on or after July 1, 2009, and before July 1, 2010.

A lender could charge a lesser origination fee to Stafford Loan borrowers as long as the lender did so consistently with respect to all borrowers who resided in or attended school in a particular state. Regardless of whether the lender passed all or a portion of the origination fee on to the borrower, the lender had to pay the origination fee owed on each loan it made to the Secretary of Education.

An eligible lender was required to charge the borrower of a PLUS Loan an origination fee equal to 3% of the principal amount of the loan. This fee had to be deducted proportionately from each disbursement of the PLUS Loan and had to be remitted to the Secretary of Education.

Lender fee. The lender of any loan made under the Federal Family Education Loan Program was required to pay a fee to the Secretary of Education. For loans made on or after October 1, 2007, the fee was equal to 1.0% of the principal amount of such loan. This fee could not be charged to the borrower.

Rebate fee on Consolidation Loans. The holder of any Consolidation Loan made on or after October 1, 1993, was required to pay to the Secretary of Education a monthly rebate fee. For loans made on or after October 1, 1993, from applications received prior to October 1, 1998, and after January 31, 1999, the fee is equal to 0.0875% (1.05% per annum) of the principal and accrued interest on the Consolidation Loan. For loans made from applications received during the period beginning on or after October 1, 1998, through January 31, 1999, the fee is 0.0517% (0.62% per annum).

Interest subsidy payments

Interest subsidy payments are interest payments paid on the outstanding principal balance of an eligible loan before the time the loan enters repayment and during deferment periods. The Secretary of Education and the guarantee agencies enter into interest subsidy agreements whereby the Secretary of Education agrees to pay interest subsidy payments on a quarterly basis to the holders of eligible guaranteed loans for the benefit of students meeting certain requirements, subject to the holders' compliance with all requirements of the Higher Education Act. Subsidized Stafford Loans are eligible for interest payments. Consolidation Loans for which the application was received on or after January 1, 1993, are eligible for interest subsidy payments. Consolidation Loans made from applications received on or after August 10, 1993, are eligible for interest subsidy payments only if all underlying loans consolidated were Subsidized Stafford Loans. Consolidation Loans for which the application is received by an eligible lender on or after November 13, 1997, are eligible for interest subsidy payments on that portion of the Consolidation Loan that repaid subsidized FFELP Loans or similar subsidized loans made under the Direct Loan Program. The portion of the Consolidation Loan that repaid HEAL Loans is not eligible for interest subsidy, regardless of the date the Consolidation Loan was made.

Special allowance payments

The Higher Education Act provides for special allowance payments (SAP) to be made by the Secretary of Education to eligible lenders. The rates for special allowance payments are based on formulas that differ according to the type of loan, the date the loan was originally made or insured, and the type of funds used to finance the loan (taxable or tax-exempt).

Replacement of LIBOR with SOFR

Lenders who did not elect the alternate calculation formula provided by the Military Construction and Veterans Affairs and Related Agencies Appropriations Act of 2012 and are still using the 1 Month London Inter Bank Offered Rate (LIBOR) rate for SAP calculations will need to switch to a new calculation formula by July 1, 2023 as the publication of the LIBOR index is being discontinued. The Department of Education published Dear Colleague Letter GEN-22-12 to detail the process for lenders to transition from LIBOR to the Secured Overnight Financing Rate (SOFR). Lenders can transition to the new formula prior to July 1, 2023 or will be automatically be changed beginning for the 3rd quarter on 2023.

Stafford Loans. The effective formulas for special allowance payment rates for Subsidized Stafford and Unsubsidized Stafford Loans are summarized in the following chart. The T-Bill Rate mentioned in the chart refers to the average of the bond equivalent yield of the 91-day Treasury bills auctioned during the preceding quarter.

Date of Loans	Annualized SAP Rate
On or after October 1, 1981	T-Bill Rate less Applicable Interest Rate + 3.5%
On or after November 16, 1986	T-Bill Rate less Applicable Interest Rate + 3.25%
On or after October 1, 1992	T-Bill Rate less Applicable Interest Rate + 3.1%
On or after July 1, 1995	T-Bill Rate less Applicable Interest Rate + 3.1%[1]
On or after July 1, 1998	T-Bill Rate less Applicable Interest Rate + 2.8%[2]
On or after January 1, 2000	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.34%[3][6]
On or after October 1, 2007 and held by a Department of Education certified not-for-profit holder or Eligible Lender Trustee holding on behalf of a Department of Education certified not-for-profit entity	3 Month Commercial Paper Rate less Applicable Interest Rate + 1.94%[4][6]
All other loans on or after October 1, 2007	3 Month Commercial Paper Rate less Applicable Interest Rate + 1.79%[5][6]

[1] Substitute 2.5% in this formula while such loans are in-school, grace, or deferment status

[2] Substitute 2.2% in this formula while such loans are in-school, grace, or deferment status.

[3] Substitute 1.74% in this formula while such loans are in-school, grace, or deferment status.

[4] Substitute 1.34% in this formula while such loans are in-school, grace, or deferment status.

[5] Substitute 1.19% in this formula while such loans are in-school, grace, or deferment status.

[6] The Military Construction and Veterans Affairs and Related Agencies Appropriations Act of 2012 provides an alternate calculation method that substitutes for 3 Month Commercial Paper Rate "1 Month London Inter Bank Offered Rate (LIBOR) for United States dollars in effect for each of the days in such quarter as compiled and released by the British Banker's Association." This method has to be selected by each lender or beneficial holder before April 1, 2012 and applies to all loans held under the same lender identification number for the quarter beginning April 1, 2012 and all succeeding 3-month periods.

PLUS, SLS, and Consolidation Loans. The formula for special allowance payments on PLUS, SLS, and Consolidation Loans are as follows:

Date of Loans	Annualized SAP Rate
On or after October 1, 1992	T-Bill Rate less Applicable Interest Rate + 3.1%
On or after January 1, 2000	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.64%[1]
PLUS loans on or after October 1, 2007 and held by a Department of Education certified not-for-profit holder or Eligible Lender Trustee holding on behalf of a Department of Education certified not-for-profit entity	3 Month Commercial Paper Rate less Applicable Interest Rate + 1.94%[1]
All other PLUS loans on or after October 1, 2007	3 Month Commercial Paper Rate less Applicable Interest Rate + 1.79%[1]
Consolidation loans on or after October 1, 2007 and held by a Department of Education certified not-for-profit holder or Eligible Lender Trustee holding on behalf of a Department of Education certified not-for-profit entity	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.24%[1]
All other Consolidation loans on or after October 1, 2007	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.09%[1]

[1] The Military Construction and Veterans Affairs and Related Agencies Appropriations Act of 2012 provides an alternate calculation method that substitutes for 3 Month Commercial Paper Rate "1 Month London Inter Bank Offered Rate (LIBOR) for United States dollars in effect for each of the days in such quarter as compiled and released by the British Banker's Association." This method has to be selected by each lender or beneficial holder before April 1, 2012 and applies to all loans held under the same lender identification number for the quarter beginning April 1, 2012 and all succeeding 3-month periods.

For PLUS and SLS Loans made prior to July 1, 1994, and PLUS loans made on or after July 1, 1998, which bear interest at rates adjusted annually, special allowance payments are made only in quarters during which the interest rate ceiling on such loans operates to reduce the rate that would otherwise apply based upon the applicable formula. See "Interest Rates for PLUS Loans" and "Interest Rates for SLS Loans." Special allowance payments are available on variable rate PLUS Loans and SLS Loans made on or after July 1, 1987, and before July 1, 1994, and on any PLUS Loans made on or after July 1, 1998, and before January 1, 2000, only if the variable rate, which is reset annually, based on the weekly average one-year constant maturity Treasury yield for loans made before July 1, 1998, and based on the 91-day or 52-week Treasury bill, as applicable for loans made on or after July 1, 1998, exceeds the applicable maximum borrower rate. The maximum borrower rate is between 9% and 12% per annum. The portion, if any, of a Consolidation Loan that repaid a HEAL Loan is ineligible for special allowance payments.

Recapture of excess interest. The Higher Education Reconciliation Act of 2005 provides that, with respect to a loan for which the first disbursement of principal was made on or after April 1, 2006, if the applicable interest rate for any three-month period exceeds the special allowance support level applicable to the loan for that period, an adjustment must be made by calculating the excess interest and crediting such amounts to the Secretary of Education not less often than annually. The amount of any adjustment of interest for any quarter will be equal to:

- The applicable interest rate minus the special allowance support level for the loan, multiplied by

- The average daily principal balance of the loan during the quarter, divided by

- Four.

Special allowance payments for loans financed by tax-exempt bonds. The effective formulas for special allowance payment rates for Stafford Loans and Unsubsidized Stafford Loans differ depending on whether loans to borrowers were acquired or originated with the proceeds of tax-exempt obligations. The formula for special allowance payments for loans financed with the proceeds of tax-exempt obligations originally issued prior to October 1, 1993 is:

$$\frac{\text{T-Bill Rate less Applicable Interest Rate} + 3.5\%}{2}$$

provided that the special allowance applicable to the loans may not be less than 9.5% less the Applicable Interest Rate. Special rules apply with respect to special allowance payments made on loans

- Originated or acquired with funds obtained from the refunding of tax-exempt obligations issued prior to October 1, 1993, or

- Originated or acquired with funds obtained from collections on other loans made or purchased with funds obtained from tax-exempt obligations initially issued prior to October 1, 1993.

Amounts derived from recoveries of principal on loans eligible to receive a minimum 9.5% special allowance payment may only be used to originate or acquire additional loans by a unit of a state or local government, or non-profit entity not owned or controlled by or under common ownership of a for-profit entity and held directly or through any subsidiary, affiliate or trustee, which entity has a total unpaid balance of principal equal to or less than $100,000,000 on loans for which special allowances were paid in the most recent quarterly payment prior to September 30, 2005. Such entities may originate or acquire additional loans with amounts derived from recoveries of principal until December 31, 2010. Loans acquired with the proceeds of tax-exempt obligations originally issued after October 1, 1993, receive special allowance payments made on other loans. Beginning October 1, 2006, in order to receive 9.5% special allowance payments, a lender must undergo an audit arranged by the Secretary of Education attesting to proper billing for 9.5% payments on only eligible "first generation" and "second generation" loans. First generation loans include those loans acquired using funds directly from the issuance of the tax-exempt obligation. Second-generation loans include only those loans acquired using funds obtained directly from first-generation loans. Furthermore, the lender must certify compliance of its 9.5% billing on such loans with each request for payment.

Adjustments to special allowance payments. Special allowance payments and interest subsidy payments are reduced by the amount which the lender is authorized or required to charge as an origination fee. In addition, the amount of the lender origination fee is collected by offset to special allowance payments and interest subsidy payments. The Higher Education Act provides that if special allowance payments or interest subsidy payments have not been made within 30 days after the Secretary of Education receives an accurate, timely, and complete request, the special allowance payable to the lender must be increased by an amount equal to the daily interest accruing on the special allowance and interest subsidy payments due the lender.

PROXY




121 SOUTH 13TH STREET, SUITE 100 p 402.458.2370
LINCOLN, NE 68508 www.nelnet.com

April 6, 2023

Dear Shareholder:

On behalf of the Board of Directors, we are pleased to invite you to Nelnet, Inc.'s Annual Shareholders' Meeting to be held on Thursday, May 18, 2023 at 8:30 a.m. Central Time at the Hudl Building, 600 P Street, Suite 100, Lincoln, Nebraska. The notice of the meeting and proxy statement on the following pages contain information about the meeting.

Your participation in the Annual Meeting is important. We hope that you will be able to attend the meeting and encourage you to read our annual report and proxy statement. At the meeting, members of the Company's management team will discuss the Company's results of operations and business plans and will be available to answer your questions. Consistent with the prior Annual Meetings, we are offering a hybrid virtual meeting format whereby shareholders may attend, participate in, and vote at the Annual Meeting online at *http://www.virtualshareholdermeeting.com/NNI2023*. Regardless of whether you plan to attend, we urge you to vote your proxy at your earliest convenience.

Thank you for your support of Nelnet, Inc.

Sincerely,

Michael S. Dunlap
Executive Chairman of the Board of Directors

Nelnet, Inc.

121 South 13th Street, Suite 100, Lincoln, Nebraska 68508

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 6, 2023

TIME AND DATE	8:30 a.m., Central Time, on Thursday, May 18, 2023
PLACE	Hudl Building 600 P Street, Suite 100 Lincoln, Nebraska 68508

In addition to shareholders attending in person, we are offering a hybrid virtual meeting format whereby shareholders may attend, participate in, and vote at the meeting online at *http://www.virtualshareholdermeeting.com/NNI2023*.

ITEMS OF BUSINESS

(1) To elect three Class III directors nominated by the Board of Directors to serve for three-year terms until the 2026 Annual Meeting of Shareholders

(2) To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2023

(3) To conduct an advisory vote to approve the Company's executive compensation

(4) To conduct an advisory vote on the frequency of future advisory votes on executive compensation

(5) To approve an amended and restated Directors Stock Compensation Plan

(6) To approve an amended and restated Executive Officers Incentive Compensation Plan

(7) To transact such other business as may be properly introduced

RECORD DATE You can vote if you were a shareholder as of the close of business on March 24, 2023

OTHER INFORMATION The Letter to Shareholders from the Chief Executive Officer and our 2022 Annual Report on Form 10-K, which are not part of the proxy soliciting materials, are enclosed.

PROXY VOTING The Board of Directors solicits your proxy and asks you to vote your proxy at your earliest convenience to be sure your vote is received and counted. Instructions on how to vote are contained in our proxy statement and in the Notice of Internet Availability of Proxy Materials. **Whether or not you plan to attend the meeting, we ask you to vote over the Internet as described in those materials as promptly as possible in order to make sure that your shares will be voted in accordance with your wishes at the meeting. Alternatively, if you requested a copy of the proxy/voting instruction card by mail, you may mark, sign, date, and return the proxy/voting instruction card in the envelope provided.** The Board of Directors encourages you to attend the meeting virtually or in person. If you attend the meeting virtually or in person, you may vote by proxy or you may revoke your proxy and cast your vote virtually or in person, respectively. We recommend you vote by proxy even if you plan to attend the meeting.

By Order of the Board of Directors,



William J. Munn
Corporate Secretary
Nelnet, Inc.

NELNET, INC.
2023 PROXY STATEMENT
TABLE OF CONTENTS

Nelnet, Inc.
121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

PROXY STATEMENT

General Information

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Nelnet, Inc. (the "Company") for the 2023 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Thursday, May 18, 2023, at 8:30 a.m., Central Time, at the Hudl Building, 600 P Street, Suite 100, Lincoln, Nebraska 68508. The Annual Meeting will be held for the purposes set forth in the notice of such Annual Meeting on the cover page hereof.

In addition to in person, we are offering a hybrid virtual meeting format whereby shareholders may attend, participate in, and vote at the Annual Meeting online at *http://www.virtualshareholdermeeting.com/NNI2023.*

Important Notice Regarding the Availability of Proxy Materials for the 2023 Annual Meeting of Shareholders to be held on May 18, 2023

Our notice of annual meeting and proxy statement, 2022 annual report on Form 10-K, letter to shareholders, electronic proxy card, and other annual meeting materials are available on the Internet at www.proxyvote.com. We intend to begin mailing our Notice of Internet Availability of Proxy Materials to shareholders on or about April 6, 2023. At that time, we also will begin mailing paper copies of our proxy materials to shareholders who requested them. Additional information on how these materials will be distributed is provided below.

Under U.S. Securities and Exchange Commission (the "SEC") rules, we are allowed to mail a notice to our shareholders informing them that our proxy statement, annual report on Form 10-K, electronic proxy card, and related materials are available for viewing, free of charge, on the Internet. Shareholders may then access these materials and vote their shares over the Internet, or request delivery of a full set of proxy materials by mail or email. These rules give us the opportunity to serve shareholders more efficiently by making the proxy materials available online and reducing the environmental impact and costs associated with printing and physical delivery. We are utilizing this process for the 2023 Annual Meeting. We intend to begin mailing the required notice, called the Notice of Internet Availability of Proxy Materials (the "Notice"), to shareholders on or about April 6, 2023. The proxy materials will be posted on the Internet, at www.proxyvote.com, no later than the day we begin mailing the Notice. If you receive a Notice, you will not receive a paper or email copy of the proxy materials unless you request one in the manner set forth in the Notice.

The Notice contains important information, including:

- The date, time, and location of the Annual Meeting, and information regarding virtual participation in the Annual Meeting online
- A brief description of the matters to be voted on at the meeting
- A list of the proxy materials available for viewing at www.proxyvote.com and the control number you will need to use to access the site
- Instructions on how to access and review the proxy materials online, how to vote your shares over the Internet, and how to get a paper or email copy of the proxy materials if that is your preference

You may vote online at the Annual Meeting through the virtual meeting process, in person at the Annual Meeting, or you may vote by proxy. To obtain directions to attend the Annual Meeting and vote in person, please call 402-458-3038. Giving the Board of Directors your proxy means that you authorize representatives of the Board to vote your shares at the Annual Meeting in the manner you specify. We recommend that you vote by proxy even if you plan to attend the Annual Meeting. If your share ownership is registered directly, you may refer to voting instructions contained in this proxy statement and in the Notice. If your share ownership is beneficial (that is, your shares are held in the name of a bank, broker, or other nominee, referred to as being held in "street name"), your broker will issue you a voting instruction form that you use to instruct them how to vote your shares. Your broker must follow your voting instructions. Although most brokers and nominees offer mail, telephone, and Internet voting, availability and specific procedures will depend on their voting arrangements.

Your vote is important. For this reason, the Board of Directors is requesting that you permit your common stock to be voted by proxy at the Annual Meeting. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. Please read it carefully.

VOTING

Who Can Vote

You may vote if you owned Nelnet, Inc. Class A common stock, par value $0.01 per share, or Class B common stock, par value $0.01 per share, as of the close of business on March 24, 2023 (the "record date"). At the close of business on March 24, 2023, 26,626,362 and 10,668,460 shares of the Company's Class A and Class B common stock, respectively, were outstanding and eligible to vote. The Class A common stock is listed on the New York Stock Exchange under the symbol "NNI." The Class B common stock is not listed on any exchange or market. At the Annual Meeting, each Class A and Class B shareholder will be entitled to one vote and 10 votes, respectively, in person or by proxy, for each share of Class A and Class B common stock, respectively, owned of record as of the record date. The stock transfer books of the Company will not be closed. The Secretary of the Company will make a complete record of the shareholders entitled to vote at the Annual Meeting available for inspection by any shareholder beginning two business days after the Notice of the Annual Meeting is given and continuing through the Annual Meeting, at the Company's headquarters in Lincoln, Nebraska at any time during regular business hours. Any shareholder who would like to inspect such records should call Investor Relations at 402-458-3038 to request access and schedule an appointment. Such records will also be available for inspection at the Annual Meeting, and will also be available for review by shareholders during the Annual Meeting through the virtual meeting website.

As a matter of policy, the Company keeps private all proxies, ballots, and voting tabulations that identify individual shareholders. Such documents are available for examination only by certain representatives associated with processing proxy voting instructions and tabulating the vote. No vote of any shareholder is disclosed, except as may be necessary to meet legal requirements.

How You Vote

You may vote your shares prior to the Annual Meeting by following the instructions provided in the Notice, this proxy statement, and the voter website, www.proxyvote.com. If you requested a paper copy of the proxy materials, voting instructions are also contained on the proxy card enclosed with those materials.

- If you are a *registered shareholder*, there are three ways to vote your shares before the meeting:

    By Internet (www.proxyvote.com): Use the Internet to transmit your voting instructions until 11:59 p.m. EDT on May 17, 2023 for shares held directly, and by 11:59 p.m. EDT on May 15, 2023 for shares held in the Nelnet, Inc. Employee Share Purchase Plan. Have your Notice of Internet Availability of Proxy Materials with you when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

    By mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card. There is no charge for requesting a paper copy of the materials. To be valid, proxy cards must be received before the start of the Annual Meeting. If you want to receive a paper or e-mail copy of the proxy materials, please choose one of the following methods to make your request:

        - By internet: www.proxyvote.com
        - By telephone: 1-800-579-1639
        - By e-mail*:   sendmaterial@proxyvote.com

    *   If requesting materials by e-mail, please send a blank e-mail with your 16-Digit Control Number in the subject line.

    By telephone (1-800-690-6903): Use any touch-tone phone to transmit your voting instructions until 11:59 p.m. EDT on May 17, 2023 for shares held directly, and by 11:59 p.m. EDT on May 15, 2023 for shares held in the Nelnet, Inc. Employee Share Purchase Plan. Have your proxy card with you when you call and follow the instructions.

- If your shares are held in *street name*, your broker, bank, or other holder of record may provide you with a Notice of Internet Availability of Proxy Materials. Follow the instructions on the Notice to access our proxy materials and vote online or to request a paper or e-mail copy of our proxy materials. If you receive these materials in paper form, the materials will include a voting instruction card so you can instruct your broker, bank, or other holder of record how to vote your shares.

You may vote your shares by attending the Annual Meeting through the virtual meeting process or in person. If you are a *registered shareholder*, you can vote at the meeting any shares that were registered in your name as the shareholder of record as of the record date. If your shares are held in *street name*, you are not a holder of record of those shares and cannot vote them at the Annual Meeting unless you have a legal proxy from the holder of record. If you plan to attend in person and vote your street name shares at the Annual Meeting, you should request a legal proxy from your broker, bank, or other holder of record and bring it with you to the meeting along with proof of identification.

If you plan to vote your shares in person at the Annual Meeting, please pick up a ballot at the registration table upon your arrival. You may then submit your ballot to a meeting usher at the time designated during the meeting. *Ballots will not be distributed during the meeting*. Shares may not be voted after the final vote at the meeting.

Even if you plan to attend the Annual Meeting through the virtual meeting process or in person, we encourage you to vote your shares by proxy.

Description of Virtual Meeting Process

Shareholders can attend and participate in the Annual Meeting via the Internet through the virtual meeting process, and may do so by visiting *http://www.virtualshareholdermeeting.com/NNI2023*. The Annual Meeting will begin promptly at 8:30 a.m. Central Time on May 18, 2023 and online check-in will begin at 8:15 a.m. Central Time. Please allow ample time for the online check-in procedures. Interested persons who were not shareholders as of the close of business on the record date may listen, but not participate, in the Annual Meeting via *http://www.virtualshareholdermeeting.com/NNI2023*. In order to attend, participate in, and vote at the Annual Meeting through the virtual meeting process, registered shareholders will need to use their 16-digit control number received with their proxy card or Notice to log into *http://www.virtualshareholdermeeting.com/NNI2023* and follow the provided instructions. Holders of shares in street name who do not have a control number may gain access to the Annual Meeting by logging into their brokerage firm's web site and selecting the shareholder communications mailbox to link through to the Annual Meeting. Instructions should also be provided on the voting instruction card provided by their broker, bank, or other nominee. Shareholders who wish to submit a question may do so during the Annual Meeting through *http://www.virtualshareholdermeeting.com/NNI2023*.

We have structured our hybrid virtual annual meeting to provide shareholders who attend virtually with the same rights as those shareholders who attend the meeting in person, including the ability to vote shares electronically during the meeting and ask questions in accordance with the rules of conduct for the meeting. The hybrid virtual meeting platform is supported across browsers and devices running the most updated version of applicable software and plug-ins. Participants should ensure they can hear streaming audio prior to the start of the meeting. If you encounter technical difficulties with the virtual meeting platform on the meeting day, please call the technical support number that will be posted on the meeting website. Technical support will be available starting at 8:00 a.m. Central Time and until the end of the meeting.

If you wish to virtually submit a question during the meeting, type your question into the "Submit a question" field, and click "Submit." Questions may be submitted beginning at 8:30 a.m. Central Time. Questions relevant to meeting matters will be answered during the meeting. Questions regarding personal matters or matters not relevant to meeting matters will not be answered.

What Items Require Your Vote

There are six proposals that will be presented for your consideration at the meeting:

- Electing the three Class III director nominees named in this proxy statement to the Board of Directors for three-year terms

- Ratifying the appointment of KPMG LLP as the Company's independent registered public accounting firm ("independent auditor") for 2023

- Approving on an advisory basis the Company's executive compensation

- Approving on an advisory basis the frequency of future advisory votes on executive compensation

- Approving an amended and restated Directors Stock Compensation Plan

- Approving an amended and restated Executive Officers Incentive Compensation Plan

Each of the proposals have been submitted on behalf of the Company's Board of Directors.

How You Can Change Your Vote

If you are a *registered shareholder*, you can revoke your proxy and change your vote prior to the Annual Meeting by:

- Sending a written notice of revocation to our Corporate Secretary at 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508 (the notification must be received by the close of business on May 17, 2023)

- Voting again by Internet prior to 11:59 p.m. EDT on May 17, 2023 for shares held directly, and by 11:59 p.m. EDT on May 15, 2023 for shares held in the Nelnet, Inc. Employee Share Purchase Plan (only the latest vote you submit will be counted)

- Submitting a new properly signed and dated paper proxy card with a later date (your proxy card must be received before the start of the Annual Meeting)

If your shares are held in *street name*, you should contact your broker, bank, or other holder of record about revoking your voting instructions and changing your vote prior to the meeting.

If you are eligible to vote at the Annual Meeting, you also can revoke your proxy or voting instructions and change your vote at the Annual Meeting by submitting a written or virtual ballot before the final vote at the meeting. Your attendance at the Annual Meeting will not automatically revoke your proxy; you must specifically revoke your proxy.

Quorum Needed To Hold the Meeting

In order to conduct the Annual Meeting, the Company's Articles of Incorporation and Bylaws provide that shares constituting a majority of the voting power of all the shares of the Company's stock entitled to vote must be present in person or by proxy. This is called a quorum. If you return valid proxy instructions or vote in person at the Annual Meeting, your shares will be considered part of the quorum. Abstentions and broker "non-votes" will be counted as present and entitled to vote for purposes of determining a quorum. **New York Stock Exchange (NYSE) rules allow banks, brokers, and other nominees to vote in their discretion the shares held by them for a customer on matters that the NYSE considers to be routine, even though the bank, broker, or nominee has not received voting instructions from the customer. A broker "non-vote" occurs when a bank, broker, or other nominee has not received voting instructions from the customer and the bank, broker, or other nominee cannot vote the shares because the matter is not considered to be routine under NYSE rules.**

Under NYSE rules, the election of directors, the advisory vote to approve executive compensation, the advisory vote on the frequency of future advisory votes on executive compensation, the approval of the amended and restated Directors Stock Compensation Plan, and the approval of the amended and restated Executive Officers Incentive Compensation Plan will not be considered to be "routine" matters, and banks, brokers, and other nominees who are members of the NYSE will not be permitted to vote shares held by them for a customer on these matters without instructions from the beneficial owner of the shares.

Counting Your Vote

If you provide specific voting instructions, your shares will be voted as instructed. If you hold shares in your name and submit a valid proxy without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors. If you hold your shares in your name and do not return a valid proxy and do not vote through the virtual meeting process for the Annual Meeting or in person at the Annual Meeting, your shares will not be voted. If you hold your shares in the name of a bank, broker, or other nominee, and you do not give that nominee instructions on how you want your shares to be voted, the nominee has the authority to vote your shares in the nominee's discretion on the ratification of the appointment of KPMG LLP as independent auditor. However, as discussed above, the nominee will not be permitted to vote your shares without your instructions on the election of directors, on the advisory vote to approve executive compensation, on the advisory vote on the frequency of future advisory votes on executive compensation, on the approval of the amended and restated Directors Stock Compensation Plan, or on the approval of the amended and restated Executive Officers Incentive Compensation Plan.

Giving the Board your proxy also means that you authorize their representatives to vote in their discretion on any other matter that may be properly presented at the Annual Meeting. As of the date of this proxy statement, the Company does not know of any other matters to be presented at the Annual Meeting.

What Vote is Needed

Our Articles of Incorporation provide that directors are elected by a majority of the votes cast by the shares entitled to vote at the Annual Meeting. Although abstentions and broker "non-votes" will be counted for purposes of determining whether there is a quorum (as discussed above), they will not be counted as votes cast in the election of directors and thus will not have the effect of votes for or against any director.

With respect to Proposal 1 (the election of the Class III directors), shareholders of the Company, or their proxy if one is appointed, have cumulative voting rights under the Nebraska Model Business Corporation Act. That is, shareholders, or their proxy, may vote their shares for as many directors as are to be elected, or may cumulate such shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of their shares, or may distribute votes on the same principle among as many or as few nominees as they may desire. If a shareholder desires to vote cumulatively, he or she must vote in person or give his or her specific cumulative voting instructions to the designated proxy that the number of votes represented by his or her shares are to be cast for one or more designated nominees. Cumulative voting is not available for internet voting, including online voting through the virtual meeting process.

The Nebraska Model Business Corporation Act and our Bylaws provide that a majority of votes cast with respect to the proposal is required to approve Proposals 2 and 3 (ratifying the appointment of KPMG LLP and approving on an advisory basis the Company's executive compensation, respectively). Although abstentions and broker "non-votes" will be counted for purposes of determining whether there is a quorum (as discussed above), they will not be counted as votes cast with respect to Proposals 2 and 3 and thus will not have the effect of votes for or against Proposals 2 and 3.

With respect to Proposal 4 (the advisory vote on the frequency of future shareholder advisory votes on executive compensation), shareholders may indicate which of three frequency options (every one year, every two years, or every three years) they prefer, or they may abstain from casting a vote on this proposal. Generally, approval of a matter presented to our shareholders requires a majority of votes cast with respect to the proposal. However, because Proposal 4 contains more than two options for votes cast, if none of the frequency options receives a majority of the votes cast, the option receiving the greatest number of votes will be considered the frequency recommended by our shareholders. Although abstentions and broker "non-votes" will be counted for purposes of determining whether there is a quorum (as discussed above), they will not be counted as votes cast with respect to Proposal 4 and thus will not have an effect on the determination of the frequency option recommended by our shareholders.

The Nebraska Model Business Corporation Act, our Bylaws, and New York Stock Exchange rules provide that a majority of votes cast with respect to the proposal is required to approve Proposals 5 and 6 (approval of an amended and restated Directors Stock Compensation Plan and approval of an amended and restated Executive Officers Incentive Compensation Plan, respectively). Although abstentions and broker "non-votes" will be counted for purposes of determining whether there is a quorum (as discussed above), they will not be counted as votes cast with respect to Proposals 5 and 6 and thus will not have the effect of votes for or against Proposals 5 and 6.

In accordance with the provisions of our Articles of Incorporation, the Class A common stock and Class B common stock will vote as a single class on each of Proposals 1, 2, 3, 4, 5 and 6.

Voting Recommendations

The Company's Board of Directors recommends that you vote:

- "FOR" the election of each of the Class III director nominees to the Board of Directors for a three-year term
- "FOR" the ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2023
- "FOR" the approval of the compensation of the Company's named executive officers, as disclosed in this proxy statement
- "EVERY ONE YEAR" (as opposed to every two years or every three years) as the preferred frequency for future advisory votes on executive compensation
- "FOR" the approval of the amended and restated Directors Stock Compensation Plan
- "FOR" the approval of the amended and restated Executive Officers Incentive Compensation Plan

A proxy, when properly executed and not revoked, will be voted in accordance with the authorization and instructions contained therein. Unless a shareholder specifies otherwise, all shares represented will be voted in accordance with the recommendations of the Company's Board of Directors.

Voting Results

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be reported in a current report on Form 8-K to be filed within four business days after the Annual Meeting date.

Cost of This Proxy Solicitation

The Company will pay the cost of soliciting proxies, including the preparation, assembly, and furnishing of proxy solicitation and other required annual meeting materials. Directors, officers, and regular employees of the Company may solicit proxies by telephone, electronic communications, or personal contact, for which they will not receive any additional compensation in respect of such solicitations. The Company will also reimburse brokerage firms and others for all reasonable expenses for furnishing proxy solicitation and other required annual meeting materials to beneficial owners of the Company's stock.

PROPOSAL 1 - ELECTION OF DIRECTORS

For the majority of 2022, the Company's Board of Directors consisted of ten directors who were divided into three classes, designated as Class I, Class II, and Class III. In accordance with the Company's Articles of Incorporation, the number of directors constituting the entire Board is fixed exclusively by the Board from time to time. The classes of directors serve for staggered three-year terms, with their current terms ending at the annual meeting of shareholders in the following years: Class I directors - 2024; Class II directors - 2025; and Class III directors - 2023.

After the passing of board member William Cintani (a Class II director) on December 10, 2022, the distribution of directors among the classes was as follows: Class I: three directors; Class II: two directors; and Class III: four directors. On February 1, 2023, in order to rebalance the distribution of directors in accordance with the Company's Articles of Incorporation and Bylaws, Matthew Dunlap tendered his resignation from service as a Class III director, whereupon the Board, upon the recommendation of the Nominating and Corporate Governance Committee, immediately appointed Matthew Dunlap as a Class II director, to hold office for a term expiring at the Company's 2025 annual meeting of shareholders, to fill the Class II vacancy resulting from Mr. Cintani's passing; and decreased the size of the Board from ten to nine members and the number of Class III directors from four to three. The resignation and reappointment of Matthew Dunlap was effected solely to rebalance the Board classes, and for all other purposes, including compensation, Matthew Dunlap's service on the Board is deemed to have continued uninterrupted.

Shareholders are asked to elect three Class III directors to serve on the Board of Directors for a three-year term ending at the 2026 annual meeting of shareholders. The nominees for these Class III directorships are Kathleen A. Farrell, David S. Graff, and Thomas E. Henning. Each nominee is currently serving on the Board as a Class III director, and each of the nominees was most recently elected to the Board by the shareholders at the 2020 annual meeting of shareholders. In making these nominations, the Board and the Nominating and Corporate Governance Committee consider each nominee's specific experience, qualifications, and skills as described below.

Upon the recommendation of the Board's Nominating and Corporate Governance Committee, the Board has nominated each of the Class III director nominees named below to serve on the Board of Directors as Class III directors.

The Board of Directors recommends that shareholders vote FOR the election of each Class III director nominee (named below) to the Board of Directors.

In the event that before the election any Class III director nominee becomes unable to serve or for good cause unwilling to serve, if elected, the shares represented by proxy will be voted for any substitute nominees designated by the Board, unless the proxy does not indicate that the shares are to be voted for all Class III director nominees, or, if the Board does not designate any substitute nominees, the shares represented by proxy may be voted for a reduced number of nominees. The Board of Directors knows of no reason why any of the persons nominated for election as Class III directors might be unable or unwilling to serve if elected, and each nominee has consented to and expressed an intention to serve if elected. There are no arrangements or understandings between any of the nominees and any other person pursuant to which any of the nominees was selected as a nominee.

The following sets forth certain information about (i) each of the three nominees for election as Class III directors to serve for a three-year term expiring at the 2026 annual meeting of shareholders, and (ii) each of the current Class I and Class II directors whose term of office continues beyond the 2023 Annual Meeting. The information includes, with respect to each such person: (a) their age, (b) the year during which they were first elected a director of the Company, (c) their principal occupation(s) and any other directorships with publicly-held companies (if applicable) during the past five years, and (d) the qualifications of such person that led to the conclusion that such person should serve as a director of the Company.

Class III Director Nominees to Hold Office for a Term Expiring at the 2026 Annual Meeting of Shareholders

Kathleen A. Farrell, 59
Director since October 2007

Dean and Professor of Finance, College of Business, University of Nebraska-Lincoln

- College of Business, University of Nebraska - Lincoln
  - Dean, December 2017 - present
  - Professor of Finance, August 2009 - present
  - Interim Dean, January 2017 - December 2017
  - Chair, Finance Department, August 2014 - December 2016
  - Senior Associate Dean of Academic Programs, August 2011 - July 2014
  - Associate Dean of Academic Programs, August 2010 - August 2011
  - Associate Professor of Finance, 2001 - July 2009
  - Assistant Professor of Finance, August 1993 - 2001

Dr. Farrell's qualifications include her expertise in corporate finance, executive turnover, and executive compensation, and her prior experience as an auditor at a national public accounting firm. Dr. Farrell has achieved designation as a Certified Public Accountant (inactive), has almost 30 years of experience teaching university courses in the areas of banking and finance, and has conducted extensive research on these topics. Dr. Farrell has also published articles on these topics in numerous scholarly journals.

David S. Graff, 40
Director since May 2014

Chief Executive Officer, Agile Sports Technologies, Inc. (doing business as Hudl)

- Hudl provides online video analysis and coaching tools software for professional, college, high school, club, and youth teams and athletes, and Hudl software is used by more than 200,000 teams, serving more than 40 different sports and 150 countries, including the National Hockey League, National Football League, National Basketball Association, and English Premier League. Hudl has more than 3,500 employees in 18 countries.
  - Chief Executive Officer, May 2006 - present
- Sportsmap Tech Acquisition Corporation, a publicly traded special purpose acquisition company formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities.
  - Director, September 2021 - present

Mr. Graff's qualifications include his experience and expertise in computer science, marketing, and sales. In addition, as co-founder of Hudl, Mr. Graff provides the Board of Directors and the Company significant expertise in business development and innovation. Mr. Graff serves on the Advisory Board for the Jeffrey S. Raikes School of Computer Science and Management at the University of Nebraska. In 2010, Mr. Graff was featured on Inc. Magazine's 30 Under 30 list along with the other Hudl co-founders, and in 2016 was named one of Fast Company's Most Creative People. In addition, Mr. Graff served as a member of the board of directors for certain of the Company's asset-backed securities special purpose corporations.

Thomas E. Henning, 70
Director since August 2003

- Assurity Group, Inc. and its subsidiary, Assurity Life Insurance Company, which offers a variety of disability income and critical illness protection, life insurance, and annuity products.
  - Non-Executive Chairman, January 2022 - December 2022
  - President and Chief Executive Officer, 1990 - December 2021
- First Interstate Bancorp ("FIBK"), a publicly traded financial and bank holding company focused on community banking.
  - Director, February 2022 - present
- Great Western Bancorp, Inc. ("GWB") and Great Western Bank; GWB was a publicly traded full service regional bank holding company. On February 1, 2022, GWB was acquired by FIBK.
  - Director, August 2015 - January 2022

- Federal Home Loan Bank Topeka, a part of the 12-member Federal Home Loan Bank system. The bank serves the states of Oklahoma, Kansas, Nebraska, and Colorado and provides liquidity to member institutions to assist in financing real estate.
  - Director, January 2023 - present
  - Director, March 2007 - October 2015

Mr. Henning's qualifications include over 30 years of experience as President and Chief Executive Officer of a large insurance company, his prior experience as President of a regional bank, his financial expertise, including being a Chartered Financial Analyst and a member of the board of directors of other financial service organizations, his experience in risk assessment and management, and his vast knowledge and experience in leadership and management.

Class I Directors Continuing in Office for a Term Expiring at the 2024 Annual Meeting of Shareholders

Michael S. Dunlap, 59 **Director since** **January 1996**	**Executive Chairman, Nelnet, Inc.**

- Nelnet, Inc.
  - Executive Chairman, January 2014 - present
  - Chairman, January 1996 - December 2013
  - Chief Executive Officer, May 2007 - December 2013 and December 2001 - August 2003
  - Co-Chief Executive Officer, August 2003 - May 2007
- Farmers & Merchants Investment Inc. ("F&M"), the parent of Union Bank and Trust Company ("Union Bank") (F&M and Union Bank are affiliates of the Company)
  - Chairman, January 2013 - present
  - Co-President and Director, January 2007 - January 2013

Mr. Dunlap's qualifications include more than 30 years of experience in the areas of banking and financial services, leadership, strategic operations, and management, including as one of our co-founders and our Chairman since the Company's inception, as well as his experience as a member of the boards of directors of numerous other organizations. Mr. Dunlap's knowledge of every part of our business and his intense focus on customer service, innovation, and excellence are keys to our Board's success.

Preeta D. Bansal, 57 **Director since** **November 2018**	

- Massachusetts Institute of Technology, Lecturer, Senior Advisor, and Visiting Scholar - 2014 - 2019
- HSBC Holdings plc, a multinational investment bank and financial services company, Global General Counsel for Litigation and Regulatory Affairs, 2012 - 2013
- Office of Management and Budget, Executive Office of the President of the United States, General Counsel and Senior Policy Advisor, 2009 - 2011
- Skadden, Arps, Slate, Meagher & Flom LLP, an international law firm, Partner, 2003 - 2009
- United States Commission on International Religious Freedom, Commissioner, 2003 - 2009 (Chair, 2004 - 2005)
- University of Nebraska College of Law, Visiting Professor, 2001 - 2003
- State of New York, Solicitor General, 1999 - 2001

Ms. Bansal's qualifications include over 30 years of experience in corporate and public law, banking, financial services, government, regulation, public policy, U.S. diplomacy, and academia as a distinguished lawyer, public official, and global business leader. Her experience has included serving as general counsel and senior policy advisor in the federal Office of Management and Budget, which oversees and coordinates all of the budgetary, regulatory, and management activities and initiatives of the departments and agencies of the federal government on behalf of the President of the United States; as global general counsel for litigation and regulatory affairs for HSBC Holdings in London; as partner and practice chair of the international law firm Skadden, Arps, Slate, Meagher & Flom LLP in New York City; and as Solicitor General of the State of New York. Ms. Bansal is a Henry Crown Fellow at the Aspen Institute, a life member of the Council on Foreign Relations, and active with numerous local, national, and global organizations. She received the National Organization of Women's "Woman of Power and Influence Award" in 2006 and was named one of the "50 Most Influential Minority Lawyers in America" by the National Law Journal in 2008. She is a magna cum laude graduate of Harvard Law School and Harvard-Radcliffe College, and a former law clerk to U.S. Supreme Court Justice John Paul Stevens. Ms. Bansal provides to the Board of Directors and the Company valuable insight and leadership on various business, compliance, regulatory, and policy issues.

Jona M. Van Deun, 53
Director since
March 2022

Managing Partner, Prairie Coast Strategies, LLC

- Prairie Coast Strategies, LLC, a consulting firm advising clients on grassroots, government and public affairs, and large logistic/production projects.
  - Partner, November 2022 - present
- Nebraska Tech Collaborative, a business-led Aksarben Workforce Initiative committed to convening leaders from government, education, and not-for-profit organizations across the state to develop, attract, and retain tech-talent and entrepreneurs to Nebraska.
  - President, September 2018 - September 2022
- Small Business Coalitions and Engagement for U.S. Chamber of Commerce. The U.S. Chamber of Commerce, whose members range from small businesses and chambers of commerce across the country to leading industry associations and global corporations, advocates for policies that help businesses create jobs and grow the economy.
  - Vice President, October 2017 - September 2018
- Koch Companies Public Sector, LLC, a shared-services company that provides legal, government, and public affairs services to affiliates of Koch Industries, Inc. around the world. Koch Industries, Inc. is a privately-held multinational conglomerate with interests in industries such as refining, chemicals, and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control equipment and technologies; electronics; information systems; commodity trading; minerals; energy; glass; ranching; and investments.
  - Director of Coalitions, December 2012 - September 2017

Ms. Van Deun's qualifications include having vast information technology and talent acquisition expertise from her extensive background in politics and public affairs, and she has provided strategic expertise to several trade associations and Fortune 500 companies, including 3M Company, DCI Group, the Pillsbury Company, and the Property Casualty Insurers Association.

Class II Directors Continuing in Office for a Term Expiring at the 2025 Annual Meeting of Shareholders

Matthew W. Dunlap, 33
Director since
March 2022

Chief Business Development Officer, Nelnet, Inc.

- Nelnet, Inc.
  - Chief Business Development Officer, March 2022 - present
  - Managing Director, Nelnet Business Services, February 2020 - March 2022
  - Legal counsel, February 2017 - February 2020
- GVC Capital, LLC, an investment banking firm focused primarily on providing comprehensive investment banking services to underexposed small public and private companies.
  - Associate, November 2015 - January 2017

Mr. Dunlap brings to the Board of Directors his legal expertise and an in-depth understanding of the Company's business models and practices from his experiences as an in-house attorney serving our asset generation and loan servicing businesses and as a Managing Director for the Company. In addition, Mr. Dunlap brings expertise in banking and finance through his time serving on the board of directors at Bankfirst and First Northeast Bank of Nebraska.

Adam K. Peterson, 41
Director since
March 2022

Co-Chairman, Co-Chief Executive Officer, and Co-President, Boston Omaha

- Boston Omaha is a public holding company with businesses engaged in several sectors including advertising, insurance, telecommunications, and real estate.
  - Co-Chairman, February 2015 - present
  - Co-CEO and Co-President, December 2017 - present
  - Executive Vice President, February 2015 - December 2017
- The Magnolia Group LLC, an SEC registered investment advisor and general partner of Magnolia Capital Fund, LP, which is one of Nelnet's largest external non-management shareholders.
  - Managing Member, June 2014 - present
- Nicholas Financial Inc., a publicly traded specialized consumer finance company engaged primarily in acquiring and servicing automobile finance installment contracts for purchases of used and new automobiles, originating direct consumer loans, and selling consumer-finance related products.
  - Director, June 2017 - present
- Crescent Bank & Trust, a bank that specializes in auto loans to consumers in 32 states, as well as offers local personal and business banking services to the Greater New Orleans Area.
  - Director, March 2022 - present
- Yellowstone Acquisition Group, a publicly traded special purpose acquisition company that completed a business combination with Sky Harbour LLC in January 2022 and was renamed Sky Harbour Group Corporation.
  - Director, August 2020 - January 2022
- Brampton Brick Ltd., a publicly traded Canadian company specializing in masonry materials and products.
  - Director, May 2016 - March 2021
- Magnolia Capital Partners, LP and related entities
  - Chief Investment Officer, November 2005 - August 2014

Mr. Peterson's qualifications include over 17 years of extensive experience in business operations, investments, and financial analysis in a variety of industries, including advertising, insurance, telecommunications, real estate, and financial services.

Kimberly K. Rath, 62
Director since
October 2007

Co-Chair, Talent Plus, Inc.

- Talent Plus, Inc., a global human resources consulting firm.
  - Co-Chair, August 2013 - present
  - President, Talent Plus, Inc., 2016 - 2019
  - Co-Founder, Talent Plus, Inc., 1989 - present

Ms. Rath's qualifications include almost 35 years of experience in the field of human resources, with expertise in executive development, employee engagement, and human capital management. Ms. Rath has almost 35 years of experience leading an international executive management consulting and training organization, working with major global companies. Ms. Rath serves as an executive strategic advisor to many leaders across the globe in both private and public sectors.

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics for Directors, Officers, and Employees

The Company has a written code of business conduct and ethics that applies to all of the Company's directors, officers, and employees, including the Company's Executive Chairman, Chief Executive Officer, President, Chief Operating Officer, and Chief Financial Officer (who is also the Company's principal accounting officer), and is designed to promote ethical and legal conduct. Among other items, the code addresses the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of, the code. This code is available on the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" and is available in print to any shareholder who requests it. Any future amendments to or waivers of the code, to the extent applicable to any executive officer or director, will be posted at this location on the Company's website.

Board Composition and Director Independence

The Board of Directors is composed of a majority of independent directors as defined by the rules of the NYSE. A director does not qualify as an independent director unless the Board has determined, pursuant to applicable legal and regulatory requirements, that such director has no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company). The Nominating and Corporate Governance Committee reviews compliance with the definition of "independent" director annually. Michael S. Dunlap ("Michael Dunlap") beneficially owns 82.1% of the combined voting power of the Company's shareholders. Because of his beneficial ownership, Michael Dunlap can effectively elect each member of the Board of Directors and has the power to defeat or remove each member of the Board of Directors.

The Board has evaluated commercial, consulting, charitable, familial, and other relationships with each of its directors, director nominees, and entities with respect to which they are an executive officer, partner, member, and/or significant shareholder. As part of this evaluation, the Board noted that none of the current directors received any consulting, advisory, or other compensatory fees from the Company, other than those described under "Certain Relationships and Related Transactions" and "Director Compensation Table for Fiscal Year 2022." Based on this independence review and evaluation, and on other facts and circumstances the Board deemed relevant, the Board, in its business judgment, has determined that all of the Company's current directors are independent, with the exception of Michael Dunlap and Matthew Dunlap, who are currently employees of the Company.

The Company's Nominating and Corporate Governance Committee is responsible for reviewing and approving all new transactions, and any material amendments or modifications to existing transactions, between the Company and related parties, and taking such actions as the Committee deems necessary and appropriate in relation to such transactions, including reporting to the Board of Directors with respect to such transactions as the Committee deems necessary and appropriate. See "Certain Relationships and Related Transactions."

Family Relationships

Michael Dunlap and Matthew Dunlap are father and son. There are no other family relationships among the Company's directors and executive officers.

Governance Guidelines of the Board

The Board's governance is guided by the Company's Corporate Governance Guidelines. The Board's current guidelines are available on the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" and are available in print to any shareholder who requests them. Among other matters, the guidelines provide for the following:

- A majority of the members of the Board must be independent directors.

- The Board undertakes an annual self-review.

- The Board and each Board Committee has the authority to engage independent or outside counsel, accountants, or other advisors, as it determines to be necessary or appropriate. All related fees and costs of such advisors are paid by the Company.

- Board members have open communication access to all members of management and counsel.

Shareholder Communications with the Board

Directors who are not employees or officers of the Company or any of its subsidiaries ("Non-Employee Directors") meet in executive session, without the presence of management. Mr. Henning currently presides at these executive sessions. Anyone who has a concern about the Company may communicate that concern directly to these Non-Employee Directors. Such communication may be mailed to the Corporate Secretary at Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508 or anonymously submitted via the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Anonymous Reporting." All such communications will be forwarded to the appropriate Non-Employee Directors for their review. The Non-Employee Directors may take any action deemed appropriate or necessary, including the retention of independent or outside counsel, accountants, or other advisors, with respect to any such communication addressed to them. No adverse action will be taken against any individual making any such communication in good faith to the Non-Employee Directors.

Board Diversity

In considering whether to recommend any candidate for election to the Board, including candidates recommended by shareholders, the Nominating and Corporate Governance Committee will apply the criteria set forth in Nelnet's Corporate Governance Guidelines. These criteria include the candidate's independence, wisdom, integrity, understanding and acceptance of the Company's corporate philosophy, business or professional knowledge and experience, record of accomplishment, and willingness to commit time and energy to the Company. Our Corporate Governance Guidelines also specify that the value of diversity on the Board should be considered by the Nominating and Corporate Governance Committee in the director identification and nomination process. The Board is committed to a strong and diverse membership and a thorough process to identify those individuals who can best contribute to the Company's continued success. As part of this process, the Nominating and Corporate Governance Committee will continue to take all reasonable steps to identify and consider for Board membership all candidates who satisfy the business needs of the Company at the time of appointment.

The Committee seeks nominees with a broad diversity of experience, professional skills, and backgrounds. The Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Company believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge, and abilities that will allow the Board to fulfill its responsibilities. Nominees are not discriminated against on the basis of race, gender, religion, national origin, sexual orientation, disability, or any other basis proscribed by law.

The Board's Role in Risk Oversight

Our Board of Directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company in fostering a culture of risk-aware and risk-adjusted decision-making that allows the Company to avoid adverse financial and operational impacts. The involvement of the full Board of Directors in setting the Company's business strategy is a key part of its assessment of management's appetite for risk and also a determination of what constitutes an appropriate level of risk for the Company.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management oversight. In particular, the Risk and Finance Committee assists the Board of Directors in fulfilling its responsibilities with respect to oversight of the Company's enterprise-wide risk management framework and oversight of the Company's strategies relating to capital management. The Audit Committee focuses on the integrity of the Company's financial statements, system of internal controls, and policies for risk assessment and risk management. The Nominating and Corporate Governance Committee assists the Board of Directors in fulfilling its oversight responsibility with respect to regulatory, compliance, related-party transactions, and public policy issues that affect the Company, and works closely with the Company's legal and policy services groups. The Compliance Committee assists the Board of Directors in fulfilling its responsibility to oversee the Company's Compliance Management Program, which is designed to ensure compliance with consumer protection laws, regulations, and corporate policies. In addition, the Audit Committee and the Risk and Finance Committee oversee various aspects of the Company's initiatives, procedures, controls, plans, and other measures related to cybersecurity risks, including measures designed to prevent, detect, and respond to cybersecurity threats, with the Board of Directors receiving frequent updates with respect to such measures and related cybersecurity risk management activities. Finally, in setting compensation philosophy and strategy, the People Development and Compensation Committee strives to create incentives that encourage an appropriate level of risk-taking behavior consistent with the Company's business strategy.

Board Leadership Structure

Michael Dunlap serves as Executive Chairman of the Board and Jeffrey R. Noordhoek serves as Chief Executive Officer. While the Board of Directors and management do not believe either a combined Chairman and CEO or separate roles necessarily guarantee better governance or the absence of risk, they believe the Company's current leadership structure is appropriate for our business at this time. The Board believes that its current leadership structure best serves the objectives of the Board's oversight of management, the ability of the Board to carry out its roles and responsibilities on behalf of the shareholders, and the Company's overall corporate governance. The Board also believes that the current separation of the Chairman and CEO roles allows the CEO to focus his time and energy on operating and managing the Company, while leveraging the experience and perspectives of the Executive Chairman. It also allows the Executive Chairman to focus on leadership of the Board in addition to providing management direction on company-wide issues. The Board periodically reviews the leadership structure and may make changes in the future.

In addition, Mr. Henning is currently serving as the independent Lead Director of the Board. The Board believes having a lead independent director is an important governance practice, given that the Executive Chairman is not an independent director under our Corporate Governance Guidelines and applicable rules. Michael Dunlap, as Executive Chairman, provides leadership to the Board and works with the Board to define its structure and activities in the fulfillment of its responsibilities. In conjunction with Mr. Henning as the independent Lead Director, Michael Dunlap sets the Board agendas with Board and management input, facilitates communication among directors, works with Mr. Henning to provide appropriate information flow to the Board, and presides at meetings of the Board of Directors and shareholders. Mr. Henning works with Michael Dunlap and other Board members to provide strong, independent oversight of the Company's management and affairs. Among other things, Mr. Henning is involved in the development of Board meeting agendas as well as the quality, quantity, and timeliness of information sent to the Board, serves as the principal liaison between Michael Dunlap and the independent directors, and chairs an executive session of the Non-Employee Directors at most regularly scheduled Board meetings. This structure allows the Company to optimize the roles of Chairman, CEO, and independent Lead Director and follow sound governance practices.

Board Committees

The Board uses committees to assist it in the performance of its duties. During 2022, the standing committees of the Board were the Audit Committee, People Development and Compensation Committee, Compliance Committee, Nominating and Corporate Governance Committee, Risk and Finance Committee, and Executive Committee. During 2022, all Board committees, with the exception of the Executive, Compliance, and Risk and Finance Committees, were composed entirely of independent directors, and each committee other than the Executive Committee operates pursuant to a formal written charter, approved by the Board, which sets forth the committees' functions and responsibilities. Each committee charter is posted on the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Governance Documents" and is available in print to any shareholder who requests it. The purposes of each committee and their members are set forth below.

Audit Committee

During 2022, and as of the date of the mailing of this proxy statement, the composition of the Audit Committee was as follows:

	January 1, 2022 - March 16, 2022	March 17, 2022 - December 9, 2022 (a)	December 10, 2022 - present (b)
Preeta D. Bansal		x	x
William R. Cintani	x	x	
David S. Graff	x	x	x
Thomas E. Henning	x	x	x

(a) On March 17, 2022, in conjunction with the appointment of three new Directors to the Board, and the retirement of one Director, certain committee reassignments were made.

(b) Mr. Cintani served on the Audit Committee until his passing on December 10, 2022.

The Audit Committee held eight meetings in 2022. Each member of the Audit Committee during 2022 was (1) "independent" in accordance with NYSE and SEC rules and regulations and (2) sufficiently financially literate to enable them to discharge the responsibilities of an Audit Committee member. The Board has determined that all of the members of the Audit Committee during 2022 had accounting and related financial management expertise which qualified each of them as an "audit committee financial expert," as defined in the applicable SEC rules and regulations.

The Audit Committee provides assistance to the Board of Directors in its oversight of the integrity of the Company's financial statements, the Company's system of internal controls, the Company's policy standards and guidelines for risk assessment and risk management, the qualifications and independence of the Company's independent auditor, the performance of the Company's internal and independent auditors, and the Company's compliance with other regulatory and legal requirements. The Audit Committee discusses with management and the independent auditor the Company's annual audited financial statements, including the Company's disclosures made under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its filings with the SEC, and recommends to the Board of Directors whether such audited financial statements should be included in the Company's annual report on Form 10-K. The Audit Committee also selects the independent auditors for the next year and presents such selection to the shareholders for ratification.

People Development and Compensation Committee

During 2022, and as of the date of the mailing of this proxy statement, the composition of the People Development and Compensation Committee was as follows:

	January 1, 2022 - March 16, 2022	March 17, 2022 - present (a)
James P. Abel	x	
Preeta D. Bansal	x	x
Kathleen A. Farrell	x	
Adam K. Peterson		x
Kimberly K. Rath	x	x
Jona M. Van Deun		x

(a) On March 17, 2022, Ms. Van Deun and Mr. Peterson were appointed as members of the Board of Directors, and Mr. Abel retired from the Board effective the same date; at such time, various committee assignments and reassignments were made.

The People Development and Compensation Committee held four meetings in 2022. Each member of the People Development and Compensation Committee during 2022 was "independent" in accordance with NYSE and SEC rules and regulations. The People Development and Compensation Committee oversees the Company's compensation and benefit policies, succession planning, and leadership and people development. The Company's compensation policies are designed with the goal of maximizing the success of our customers, associates, and shareholder value over the long term. The People Development and Compensation Committee believes this goal is best realized by utilizing a compensation program which serves to attract and retain superior executive talent by providing management with performance-based incentives and closely aligning the financial interests of management with those of the Company's shareholders. The level of compensation is based on numerous factors, including achievement of results and financial objectives established by this Committee and the Board of Directors. See "Executive Compensation."

Compliance Committee

During 2022, and as of the date of the mailing of this proxy statement, the composition of the Compliance Committee was as follows:

	January 1, 2022 - March 16, 2022	March 17, 2022 - December 9, 2022 (a)	December 10, 2022 - present (b)
Preeta D. Bansal	x	x	x
William R. Cintani	x	x	
Matthew W. Dunlap		x	x
Kathleen A. Farrell	x		
Adam K. Peterson		x	x
Jona M. Van Deun		x	x

(a) On March 17, 2022, Ms. Van Deun and Messrs. Matthew Dunlap and Peterson were appointed as members of the Board of Directors, and at such time, various committee assignments and reassignments were made.

(b) Mr. Cintani served on the Compliance Committee until his passing on December 10, 2022.

The Compliance Committee held four meetings in 2022. The Compliance Committee has principal oversight responsibility with respect to the Company's Compliance Management Program, including approval of applicable corporate policies, ensuring adequate resources are available for training and communications, ensuring the Program is designed to adequately address consumer complaints and other compliance issues, and receiving periodic reporting from management regarding compliance activities. The members of the Compliance Committee, during 2022, other than Matthew Dunlap, were independent directors as defined by NYSE rules.

Nominating and Corporate Governance Committee

During 2022, and as of the date of the mailing of this proxy statement, the composition of the Nominating and Corporate Governance Committee was as follows:

	January 1, 2022 - March 16, 2022	March 17, 2022 - present (a)
James P. Abel	x	
Preeta D. Bansal	x	
Kathleen A. Farrell	x	x
David S. Graff	x	
Adam K. Peterson		x
Kimberly K. Rath	x	x
Jona M. Van Deun		x

(a) On March 17, 2022, Ms. Van Deun and Mr. Peterson were appointed as members of the Board of Directors, and Mr. Abel retired from the Board effective the same date; at such time, various committee assignments and reassignments were made.

The Nominating and Corporate Governance Committee held four meetings in 2022. Each member of the Nominating and Corporate Governance Committee during 2022 was "independent" as determined in accordance with NYSE and SEC rules and regulations. The Nominating and Corporate Governance Committee is responsible for identifying and recommending qualified nominees to serve on the Company's Board of Directors, identifying members of the Board to serve on each Board committee, overseeing the evaluation by the Board of itself and its committees, identifying individuals to serve as officers of the Company and recommending such individuals to the Board, as well as developing and overseeing the Company's internal corporate governance processes. The Nominating and Corporate Governance Committee reviews related party transactions in accordance with the written policies and procedures adopted by the Board of Directors for the Committee's review of related party transactions, and takes such actions as the Committee deems necessary and appropriate in relation to such transactions, including reporting to the Board of Directors with respect to such transactions as the Committee deems necessary and appropriate.

The Company's Corporate Governance Guidelines establish criteria for specific qualities and skills to be considered by the Nominating and Corporate Governance Committee as necessary for the Company's directors to possess. These criteria include, among other items, independence, diversity, integrity, understanding the Company's corporate philosophy, valid business or professional knowledge, proven record of accomplishment with excellent organizations, ability to challenge and stimulate management, and willingness to commit time and energy. The Nominating and Corporate Governance Committee has been given the responsibility to take all reasonable steps to identify and evaluate nominees for director and has adopted a policy requiring it to consider written proposals for director nominees received from shareholders of the Company. No such proposals were received during 2022 from a beneficial owner of more than 5% of Nelnet's stock (other than current management). There is no difference in the manner in which the Committee evaluates director nominees based on whether the nominee is recommended by a shareholder. All of the nominees identified in this proxy statement have been recommended by the Committee.

When seeking candidates for director, the Nominating and Corporate Governance Committee solicits suggestions from incumbent directors, management, shareholders, and others. The Committee has authority under its charter to retain a search firm for this purpose. If the Committee believes a candidate would be a valuable addition to the Board of Directors, it recommends his or her candidacy to the full Board of Directors.

The Company's Bylaws include provisions setting forth the specific conditions under which persons may be nominated by shareholders for election as directors at an annual meeting of shareholders. The provisions include the condition that nominee proposals from shareholders must be in writing and that shareholders comply with the time-frame requirements described under "Other Shareholder Matters - Shareholder Proposals for 2024 Annual Meeting" for shareholder proposals not included in the

Company's Proxy Statement. A copy of such provisions is available upon written request to: Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, Attention: Corporate Secretary. The Company's Bylaws are also posted on the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Governance Documents."

Risk and Finance Committee

During 2022, and as of the date of the mailing of this proxy statement, the composition of the Risk and Finance Committee was as follows:

	January 1, 2022 - March 16, 2022	March 17, 2022 - December 9, 2022 (a)	December 10, 2022 - present (b)
William R. Cintani	x	x	
Matthew W. Dunlap		x	x
Kathleen A. Farrell		x	x
David S. Graff	x	x	x
Thomas E. Henning	x	x	x

(a) On March 17, 2022, Mr. Matthew Dunlap was appointed as a member of the Board of Directors, and at such time, various committee assignments and reassignments were made.

(b) Mr. Cintani served on the Risk and Finance Committee until his passing on December 10, 2022.

The Risk and Finance Committee held four meetings in 2022. The Risk and Finance Committee has principal oversight responsibility with respect to the Company's enterprise-wide risk management framework, including the significant strategies, policies, procedures, and systems used to identify, assess, measure, and manage the major risks facing the Company and oversight of the Company's material financial matters, including capital management, funding strategy, investments, and acquisitions that are material to the Company's business. The members of the Risk and Finance Committee, during 2022, other than Matthew Dunlap, were independent directors as defined by NYSE rules.

Executive Committee

Throughout 2022, the Executive Committee was composed of Ms. Farrell and Messrs. Michael Dunlap and Henning, and as of the date of the mailing of this proxy statement, the composition of this committee remains unchanged. The Executive Committee held no formal meetings in 2022. The Executive Committee exercises all of the powers of the full Board in the management of the business and affairs of the Company during the intervals between meetings of the full Board, subject only to limitations as the Board may impose from time to time, or as limited by applicable law.

Meetings of the Board

The full Board of Directors held five meetings in 2022. All directors attended at least 75% of the meetings of the Board and committees on which they serve.

Attendance at Annual Meetings of Shareholders

The Company does not have a policy regarding director attendance at the annual meetings of shareholders. All directors attended the prior year's annual meeting of shareholders.

Director Compensation Overview

The Company's compensation program for directors (except for Michael Dunlap, who does not receive any compensation for Board or committee service) is designed to reasonably compensate directors for their service on the Board of Directors and its committees, in amounts commensurate with their roles and involvement, and taking into consideration the significant amount of time they devote in fulfilling their duties in view of the Company's size, complexity, and risks, as well as the experience and skill levels required of members of the Board. The Company intends to compensate its directors in a manner that attracts and retains high quality Board members, and ensures that their interests are aligned with the shareholders. The People Development and Compensation Committee reviews the compensation program for directors on an annual basis and makes recommendations regarding the program to the Board.

In addition to the various components of the Company's compensation program for directors discussed under the "Director Compensation Elements," "Director Compensation Table for Fiscal Year 2022," and "Share Ownership Guidelines for Board Members" captions below, the Company has a policy prohibiting members of the Board of Directors from short sales of the

Company's stock, buying or selling call or put options or other derivatives related to the Company's stock, or engaging in hedging or monetization transactions with respect to any of their direct or indirect interest in the Company's stock, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds. The Company's policy also requires members of the Board who wish to buy or sell the Company's stock to do so only through Rule 10b5-1 stock trading plans, and limits the use of margin accounts or other pledge arrangements by Board members with respect to the Company's stock. See "Executive Compensation" - "Compensation Discussion and Analysis" - "Prohibition on Hedging and Short Sales, and Limits on Share Pledging."

Director Compensation Elements

Directors are primarily compensated through an annual retainer in the base amount of $150,000 for each director. An additional annual retainer of $10,000 is paid to directors who serve as members on each of the Audit Committee, People Development and Compensation Committee, Compliance Committee, Nominating and Corporate Governance Committee, Risk and Finance Committee, or Executive Committee, as applicable. The Chair of the Audit Committee is also paid an additional $12,500 annual retainer fee. Directors are also compensated for Board meeting and committee meeting attendance, earning $1,000 for each Board and committee meeting attended. As indicated above, Michael Dunlap does not receive any consideration for participation in Board or committee meetings.

The Company has a Directors Stock Compensation Plan for Non-Employee Directors that was approved by the Board of Directors and shareholders, pursuant to which Non-Employee Directors can elect to receive their annual retainer fees in the form of cash or in shares of the Company's Class A common stock. If a Non-Employee Director elects to receive Class A common stock, the number of shares that will be granted will be equal to the amount of the annual retainer fee otherwise payable in cash divided by 85% of the fair market value of a share of Class A common stock on the date the fee is payable. Non-Employee Directors who choose to receive Class A common stock may also elect to defer receipt of the Class A common stock until termination of their service on the Board of Directors. Any dividends paid in respect of deferred shares during the deferral period will also be deferred in the form of additional shares and paid out at termination of service on the Board of Directors. This plan may be amended or terminated by the Board of Directors at any time, but no amendment or termination will adversely affect a Director's rights with respect to previously deferred shares without the consent of the Director. Subject to shareholder approval at this year's Annual Meeting, on March 16, 2023, the Board of Directors approved amendments to and a restatement of the Directors Stock Compensation Plan to allow for Board members who are also employees of the Company to be eligible to participate in the plan and elect to receive their annual retainer fees in shares of stock instead of cash. See "Proposal 5 - Approval of an Amended and Restated Directors Stock Compensation Plan."

Other Compensation

The Company offers health, dental, and vision insurance coverage benefits under the Company's insurance plans to Non-Employee Directors who do not currently participate in another similar group insurance plan. Such insurance coverage is provided on generally the same terms and conditions that apply to employees of the Company. Effective January 1, 2022, if a Non-Employee Director elects to participate in such plans, the Non-Employee Director pays the full cost of the insurance coverage (which for an employee is shared by the Company and the employee).

The Company offers a matching gift program in which all employees with at least six months of service and all members of the Board of Directors are eligible to participate. Under this program, for every dollar ($100 minimum) that an employee or Board member contributes in cash and securities to an eligible charitable organization or educational institution, the Company will make matching donations of additional funds, subject to terms and conditions applicable in an equal manner to all employees and Board members. The total maximum dollar amount payable under the program is $25,000 per director or employee per calendar year.

Director Compensation Table for Fiscal Year 2022

The following table sets forth summary information regarding compensation of Directors for the fiscal year ended December 31, 2022. The table excludes Michael Dunlap, the Executive Chairman of the Board, who does not receive any compensation for Board or Board committee service.

Director name	2022 Compensation			
	Fees paid in cash ($) (a)	Stock awards ($) (b)	Matching gift programs ($) (c)	Total ($)
James P. Abel (d)	3,000	—	—	3,000
Preeta D. Bansal	21,000	211,824	25,000	257,824
William R. Cintani (e)	22,000	211,824	13,000	246,824
Matthew W. Dunlap (f)	205,167	—	—	205,167
Kathleen A. Farrell	15,000	211,824	3,750	230,574
David S. Graff	19,000	200,009	—	219,009
Thomas E. Henning	18,000	226,554	1,000	245,554
Adam K. Peterson (f)	14,000	242,241	—	256,241
Kimberly K. Rath	14,000	200,009	25,000	239,009
Jona M. Van Deun (f)	14,000	242,241	—	256,241

(a)   Amounts represent cash paid to Board members for attendance at Board and committee meetings. Amount for Matthew Dunlap also includes annual retainer fees ($194,167).

(b)   Each of the Non-Employee Directors elected to receive their annual retainer fees for 2022 in the form of awards of the Company's Class A common stock or deferred shares under the Directors Stock Compensation Plan, which awards are within the scope of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718). As such, the amounts under "stock awards" in the table above represent the grant date fair value of the stock or deferred shares computed in accordance with FASB ASC Topic 718 based on the closing market price of the Class A common stock of $76.72 per share on June 17, 2022, the trading day immediately preceding the date of issuance. Under this plan, the Company uses 85% of such closing market price of the Class A common stock on the date immediately preceding the date the annual retainer fees are payable to calculate the number of shares to be issued under this plan. Additional information about the Company's accounting for stock-based compensation under FASB ASC Topic 718 can be found in Note 3 - "Summary of Significant Accounting Policies and Practices - Compensation Expense for Stock Based Awards" and Note 22 - "Stock Based Compensation Plans - Directors Compensation Plan" of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

(c)   Amounts represent matching contributions by the Company to charitable organizations during 2022 under the Company's matching gift program.

(d)   Mr. Abel retired from the Board of Directors effective March 17, 2022.

(e)   Mr. Cintani served on the Board of Directors until his passing on December 10, 2022.

(f)   The Company's Board of Directors appointed Messrs. Matthew Dunlap and Peterson, and Ms. Van Deun as members of the Board effective March 17, 2022. At that time, Mr. Peterson and Ms. Van Deun elected to receive their pro rata annual retainer (for the period of March 17, 2022 through May 19, 2022) in the form of the Company's Class A common stock. As such, the amount under "Stock awards" includes $30,417 representing the grant date fair value of the pro rata stock award based on the closing market price of the Company's Class A common stock on the trading day preceding the date of issuance, March 16, 2022, of $85.44 per share.

         Matthew Dunlap, who is an employee and an executive officer of the Company, was not eligible to receive stock under the Directors Stock Compensation Plan, and in accordance with the Company's director compensation policy, he received a pro rata cash retainer of $24,167 (for the period March 17, 2022 through May 19, 2022), which amount is included in "fees paid in cash" in the table above.

Share Ownership Guidelines for Board Members

The People Development and Compensation Committee of the Board of Directors believes that Board members should have a significant equity interest in the Company. In order to promote equity ownership and further align the interests of Board members with the Company's shareholders, the Committee has recommended and the Board has adopted Share Ownership Guidelines for Board members. Under these guidelines, each Director is encouraged to own shares of the Company's Class A common stock with a value of 50% of the amount obtained by multiplying the base annual retainer fee ($150,000) by the number of years the Director has served on the Board. As of February 28, 2023, all Directors owned an amount of shares in excess of that suggested by the guidelines.

EXECUTIVE OFFICERS

Under the Company's Bylaws, each executive officer holds office for a term of one year or until his or her successor is elected and qualified. The executive officers of the Company are elected by the Board of Directors at its annual meeting immediately following the annual meeting of shareholders.

The following sets forth the executive officers of the Company, including their names, their ages, their positions with the Company, and if different, their business experience during the last five years.

See "Proposal 1 - Election of Directors" for biographical information regarding Michael Dunlap and Matthew Dunlap.

Name and Age	Position and Business Experience
Terry J. Heimes, 58	• Chief Operating Officer, Nelnet, Inc., January 2014 - present • Chief Financial Officer, Nelnet, Inc., October 1998 - December 2013
James D. Kruger, 60	• Chief Financial Officer, Nelnet, Inc., January 2014 - present • Controller, Nelnet, Inc., October 1998 - December 2013
William J. Munn, 55	• Corporate Secretary, Chief Governance Officer, and General Counsel, Nelnet, Inc., September 2006 - present
Jeffrey R. Noordhoek, 57	• Chief Executive Officer, Nelnet, Inc., January 2014 - present • President, Nelnet, Inc., January 2006 - December 2013
Timothy A. Tewes, 64	• President, Nelnet, Inc., January 2014 - present • President and Chief Executive Officer, Nelnet Business Solutions, Inc., a subsidiary of Nelnet, Inc., May 2007 - December 2013

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis (CD&A), we provide a detailed description of our executive compensation philosophy and program for our named executive officers (the "Named Executive Officers") for fiscal 2022:

Name	Title
Michael S. Dunlap	Executive Chairman
Jeffrey R. Noordhoek	Chief Executive Officer
Terry J. Heimes	Chief Operating Officer
James D. Kruger	Chief Financial Officer
Timothy A. Tewes	President

Executive Summary

This CD&A describes the key principles and measures that underlie the Company's executive compensation policies for the Named Executive Officers. The Company's stated compensation philosophy is clear and consistent, that it pays for performance. Its Named Executive Officers are accountable for the performance of the Company and the business segment or segments they manage, and are compensated based on that performance.

For 2022, the Company had net income, excluding derivative market value adjustments, of $231.3 million, or $6.15 per share. Net income, excluding derivative market value adjustments, and the corresponding per share measure are non-GAAP financial measures, and there is no comprehensive, authoritative guidance for the presentation of these measures. For information on how these measures are calculated from the Company's financial statements, reconciliations to the most directly comparable financial measures for 2022 under GAAP, and other information about these measures, please refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments on page 39 of the Company's 2022 Annual Report on Form 10-K filed with the SEC on February 28, 2023. The Company has delivered strong financial results supported by achievement of its key objectives of growing its core businesses, driving diversification around its core, and improving customer experiences. The Company believes that its executive compensation program contributes to a high-performance culture where executives deliver results that drive sustained growth.

The following discussion summarizes the Company's executive compensation program, compensation philosophy, objectives, and process considered in determining compensation for its Named Executive Officers.

People Development and Compensation Committee Governance and Processes

The Company's Board of Directors has designated the People Development and Compensation Committee (referred to in this CD&A as the "Committee") to assist the Board in discharging its responsibilities relating to:

- determining and administering the compensation of the Named Executive Officers and other executive officers of the Company

- administering certain compensation plans, including stock, incentive, and commission compensation plans

- assessing the effectiveness of succession planning relative to key executive officers of the Company

- reviewing, approving, and overseeing certain other benefit plans

The Committee consists solely of independent members (as defined by NYSE rules) of the Board of Directors, and operates under a written charter adopted by the Board. It is the Committee's policy that all of the Company's compensation plans and practices shall comply with applicable laws, rules, and regulations.

As discussed below, the Committee works with members of management to ensure a strong company culture and robust practices for people development and executive compensation exist, in order to deliver quality products and services and serve the Company's multiple stakeholders - customers, employees, shareholders, and the communities in which it operates. The Committee or a subcommittee reviews and approves the Company's compensation framework and specific executive compensation determinations. The Committee also coordinates with the Board of Directors to monitor the performance of the Named Executive Officers throughout the year to ensure that the compensation being provided meets the performance incentive objectives of the Company's compensation framework.

Role of Management in Recommending Executive Compensation

The Executive Director of People Services, the Chief Executive Officer, and the Chief Financial Officer, referred to herein as the internal committee, are directed by the Committee to develop, recommend, and administer in a consistent manner, compensation objectives and programs for the Committee and the Board of Directors to consider and approve. As part of this process, each year the internal committee, with the assistance of other members of management, reviews and updates as necessary the Company's compensation philosophy and strategy statement, and develops a proposed executive compensation framework. The internal committee is also tasked with ensuring that the objectives of the programs are aligned with the Company's long-term strategy. The Executive Chairman makes compensation recommendations for himself and the other Named Executive Officers for the Committee's review and approval.

Objectives of Executive Compensation

The general compensation philosophy of the Company, as an organization that values the long-term success of its shareholders, customers, and employees (referred to by the Company as associates), is that the Company will pay fair, competitive, and equitable compensation that is designed to encourage focus on the long-term performance objectives of the Company and is differentiated based on both the individual's performance and the performance of their respective business segment. In carrying out this philosophy, the Company structures its overall compensation framework with the general objectives of encouraging ownership, savings, wellness, productivity, and innovation. In addition, total compensation is intended to be market competitive compared to select industry surveys, internally consistent, and aligned with the philosophy of a performance-based organization. The Company believes this approach will enable it to attract, retain, develop, and motivate the talent required for the Company's long-term success, encourage the creation of shareholder value, and recognize high levels of associate performance.

To build a strong work environment and culture that encourages innovation, development, and high performance, the Company structures its total compensation to be comprised of:

Element	Purpose	Characteristics
Base salary	Competitive cash compensation to retain and attract executive talent.	Fixed cash compensation based upon the scope and complexity of the role, individual experience, performance, and market competitiveness. Reviewed annually and adjusted as warranted.
Annual performance-based incentive bonuses	Drive the achievement of key short-term business results and recognize individual contributions to these results.	Primary mode to differentiate compensation based on performance. Annual incentives based on a combination of financial metrics and individual goals. Potential cash-equity mix through performance-based incentive program stock election framework.
Restricted stock awards	Promote long-term focus on shareholder value, serve as an important retention tool, and encourage equity stake in the Company.	Equity-based compensation subject to vesting periods, or other restrictions on sale, generally for three to ten years.
Health, retirement, and other benefits	Designed to provide competitive health insurance options and income replacement upon retirement, death, or disability.	Benefits for Named Executive Officers are the same as those available to all associates.
Intrinsic rewards	Non-cash rewards to increase engagement, provide opportunities for individual growth, and subsidize learning initiatives.	Professional training and development, coaching, mentoring, tuition reimbursement, and community activity support.

The annual and long-term performance measures used by the Compensation Committee in reviewing and determining executive compensation are reflected in the Executive Officers Incentive Compensation Plan described below.

Summary of Executive Compensation Policies and Practices

What we do	What we don't do
Pay for performance	No employment contracts
Periodically utilize external, independent compensation consulting firm(s)	No significant additional perks to executive officers
Mitigate undue risk in compensation programs	No individual change in control/severance compensation arrangements
Provide guidelines for stock ownership	No stock options
Maintain minimum vesting periods for stock awards	
Consider market data across industries to obtain a general sense of current compensation practices and decisions	
Prohibit hedging and short sales of stock	
Provide for clawback of incentive-based compensation	

Compensation Policies and Practices - Risk Management

The Committee and the internal committee review incentive compensation arrangements to ensure that the arrangements do not encourage associates to take unnecessary and excessive risks. This risk assessment process includes a review of program policies and practices; program analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, the balance of potential risk to potential reward, risk control, and the support of the programs and their risks to the Company's strategy. A balance between Company and business segment performance is required to protect against unnecessary risks being taken. Based on their review and evaluation of the Company's compensation policies and practices for its associates, the Committee, the internal committee, and the Company's Enterprise Risk Management team believe that the Company's policies and practices do not create inappropriate or unintended significant risks that are reasonably likely to have a material adverse effect on the Company.

Prohibition on Hedging and Short Sales, and Limits on Share Pledging

The Company has a policy prohibiting members of the Board of Directors and all associates and officers, including senior management, from engaging in short sales of the Company's stock or buying or selling call or put options or other derivatives related to the Company's stock. The policy also prohibits these persons from engaging in hedging or monetization transactions with respect to any of their direct or indirect interest in the Company's stock, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds. The policy discourages Board members, officers, and associates from holding the Company's stock in a margin account or otherwise pledging the Company's stock as collateral for a loan, unless such activity receives the prior approval of the Company, which may be granted in the Company's discretion if the individual can clearly demonstrate the financial capacity and the ability to promptly meet a margin call or repay the loan without resorting to the pledged stock. In addition, such margin account or other pledge arrangements by a Board member or an officer are limited by the policy to no more than 25% of such individual's total shares of the Company's stock held.

Clawback Policy

The Company has a Clawback Policy, which gives the Board of Directors or any appropriate committee of the Board (such as the Committee) the discretion to recover incentive awards paid to any current or former executive officers of the Company if the financial results used to determine the amount of the incentive awards are materially restated and/or such person engaged in fraud or intentional misconduct. The Board may revise the policy to the extent it becomes necessary to conform with any applicable NYSE or SEC rules that may be adopted in the future.

Say on Pay

The Company has determined, consistent with the preference expressed by the Company's shareholders at the 2017 annual meeting of shareholders and the related prior recommendation by the Board of Directors, that it is important for the shareholders to have an opportunity to cast an advisory vote on executive compensation on an annual basis as a means to express their views regarding the Company's executive compensation philosophy, plans, programs, policies, and decisions, all as disclosed in the Company's proxy statement. Accordingly, shareholders will have the opportunity to cast an advisory vote on executive compensation at this year's annual meeting. See Proposal 3 in this proxy statement with respect to a shareholder advisory vote on the compensation of the Company's Named Executive Officers as disclosed in this proxy statement. Although the shareholder vote on this proposal is non-binding, the Committee will consider the outcome of the vote when making future compensation decisions for Named Executive Officers.

Shareholders will also have the opportunity to cast an advisory vote at this year's annual meeting on the frequency of future advisory votes on executive compensation, and the Board of Directors recommends that shareholders vote in favor of the option of continuing to hold advisory votes on executive compensation on an annual basis (as opposed to every two years or every three years). See Proposal 4 in this proxy statement with respect to a shareholder advisory vote on the frequency of future advisory votes on executive compensation.

Consideration of Prior Say on Pay Votes

In making executive compensation determinations, the Committee has also considered the results of last year's advisory shareholder vote approving the compensation of the Company's Named Executive Officers as disclosed in the proxy statement for the 2022 annual meeting of shareholders. At the 2022 annual meeting, the Company's shareholders overwhelmingly approved such executive compensation by 99.8% of the votes cast. These voting results, and similar previous say on pay voting results, have strongly communicated the shareholders' endorsement of the Committee's decisions and policies to date. The Board of Directors and the Committee reviewed these final vote results and determined that, given the significant level of support from the shareholders, no significant changes to the Company's executive compensation plans, practices, and policies were necessary at this time based on the say on pay vote results. The Committee will continue to consider the results from this year's and future advisory shareholder votes regarding the Company's executive compensation programs.

Use of Compensation Consultant

To assist in establishing and maintaining a competitive overall compensation program, the Committee periodically engages a nationally recognized compensation consulting firm to review the compensation levels and practices for the most highly compensated executive officers of the Company, and compare those to the compensation levels and practices for executives holding comparable positions within select industries and companies. Through comparisons of the base salaries, the annual performance-based incentives, other benefit programs, and total compensation for the Company's Executive Chairman, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, President, and other executives, the consultant's analysis is used to develop a complete executive compensation package that is designed to be competitive in the marketplace. The study is also used by the Committee to identify potential gaps or inconsistencies in total compensation and to identify appropriate compensation levels and compensation design features and trends. The study is conducted as part of the Committee's oversight of the Company's continuing efforts to attract, retain, and motivate top executive talent that will drive the Company's performance results.

In 2022, the Committee engaged Towers Watson as its independent compensation consultant to review executive compensation at the Company. Towers Watson compared the Company's executive compensation to three market perspectives, including the general industry, financial services, and the high-tech industry. The result of this review showed that executive compensation at the Company is conservative in relation to each market perspective examined. In connection with the 2022 engagement of Towers Watson, the Committee determined that Towers Watson does not perform any other services for the Company or have any relationship that would raise a conflict of interest or impair the independence of Towers Watson with respect to its 2022 services or its expected future services for the Committee. In making this determination, the Committee discussed and considered the following factors: (i) the fact that Towers Watson does not perform any other services for the Company; (ii) the amount of fees received by Towers Watson from the Company as a percentage of the total revenue of Towers Watson; (iii) the policies and procedures of Towers Watson that are designed to prevent conflicts of interest; (iv) any business or personal relationship between any individual Towers Watson consultant involved in the engagement by the Committee and a member of the Committee; (v) any stock of the Company owned by an individual Towers Watson consultant involved in the engagement; and (vi) any business or personal relationship between Towers Watson or any individual Towers Watson consultant involved in the engagement and any executive officer of the Company.

When developing the proposed compensation framework for the Committee to consider each year, the internal committee also reviews broad-based third party surveys of executive compensation to obtain a general sense of current compensation levels and practices in the marketplace. These reviews are based on information from various publicly available databases and publications. The purpose of these reviews is to ensure compensation is aligned with the market for comparable jobs so the Company can continue to attract, retain, motivate, and reward qualified executives. In addition, the internal committee considers the average salary adjustments anticipated in the marketplace each year, and develops proposed target increases for the Company's Named Executive Officers accordingly. In this way, the Company seeks to ensure that any changes to compensation are appropriate and reflect material changes in the market.

Elements of Executive Compensation

The Company's Named Executive Officers are compensated with a combination of annual base salary, annual performance-based incentive bonus payments, and, with respect to the Named Executive Officers other than Michael Dunlap, the issuance of shares of the Company's Class A common stock, which are typically restricted from sale for some period of time. Michael Dunlap has historically not received equity compensation because he already owns a significant amount of the Company's common stock and controls the majority of voting rights of the Company, and thus already has significant interests aligned with the other shareholders of the Company. In determining levels of compensation, the Committee and the internal committee work together to establish targeted total compensation for each executive and then allocate that compensation among base salary, performance-based incentive compensation, and restricted stock awards.

Each element of compensation is designed to be competitive with comparable companies and to align management's incentives with the long-term interests of the Company's shareholders. The Committee considers the Executive Chairman's recommendations and determines the amount of each element of compensation by reviewing the current compensation mix for each of the Named Executive Officers in view of the Company's performance, the Company's long-term objectives, and the scope of that executive's responsibilities. The Committee seeks to achieve an appropriate balance between base salaries, annual performance-based bonus incentives, and longer-term equity incentives for all of the Company's Named Executive Officers. See "Objectives of Executive Compensation" above for a summary of the various elements of executive compensation. Further details are provided below.

Base Salaries

Base salaries for the Company's Named Executive Officers are based on an evaluation of individual responsibilities of each person, market comparisons from publicly available compensation surveys to obtain a general sense of current compensation levels and practices in the marketplace, and an assessment of each individual's performance. Changes in base salaries of Named Executive Officers depend on projected changes in the external market as well as individual contributions to the Company's performance.

Base salaries for the Company's Named Executive Officers were increased by 4% for 2022, primarily as a result of strong individual performances and Company results in the prior year. The executives' salary adjustments reflected the Committee's determination of amounts appropriate to maintain the competitiveness of the base salary levels for the officer positions, taking into consideration average annual marketplace salary adjustments.

Executive Officers Incentive Compensation Plan

In 2019, the Board of Directors established an Executive Officers Incentive Compensation Plan (the "Plan"), which provides the Company's executive officers with an opportunity to earn performance-based incentive compensation that aligns their interests with the interests of shareholders, including the achievement of long-term strategic business objectives.

The Plan, which is administered by the Committee or a subcommittee of the Committee, was approved by the Company's shareholders at the 2019 annual meeting of shareholders. The Plan provides for performance-based awards of incentive compensation for a performance period of a calendar year or such other period established by the Committee in its sole discretion. The performance measures upon which incentive compensation under the Plan is based are generally described as follows:

- Levels of earnings per share; net income; income before income taxes; net interest income; earnings per share or net income excluding derivative market value and other adjustments as the Committee deems appropriate in the Committee's sole discretion; revenues from fee-based businesses (including measures related to the diversification of revenues from fee-based businesses and increases in revenues through both organic growth and acquisitions); federally insured student loan assets; private education loan assets; consumer and other loan assets; and total assets;

- Return on equity (including return on tangible equity), return on assets or net assets, return on capital (including return on total capital or return on invested capital), return on investments, and ratio of equity to total assets;

- Student loan servicing and other education finance or service customer measures (including loan servicing volume and service rating levels under contracts with the Department);

- Success or progress made in efforts to obtain new contracts with the Department, as well as other loan servicing business;

- Cash flow measures (including cash flows from operating activities, cash flow return on investment, assets, equity, or capital, and generation of long-term cash flows (including net cash flows from the Company's securitized loan portfolios));

- Market share;

- Customer satisfaction levels, and employee engagement, productivity, retention, and satisfaction measures;

- Operating performance and efficiency targets and ratios, as well as productivity targets and ratios;

- Levels of, or increases or decreases in, operating margins, operating expenses, and/or nonoperating expenses;

- Business segment, division, or unit profitability and other performance measures (including growth in customer base, revenues, earnings before interest, taxes, depreciation and amortization, and segment profitability, as well as management of operating expense levels);

- Acquisitions, dispositions, projects, or other specific events or transactions (including specific events or transactions intended to enhance the long-term strategic positioning of the Company);

- Performance of investments;

- Regulatory compliance measures; or

- Any other criteria as determined by the Committee in its sole discretion.

The Plan provides that in no event shall the amount paid under the Plan to a participant with respect to any calendar year exceed 150% of that participant's base salary for that year. Subject to shareholder approval at this year's Annual Meeting, on March 16, 2023, the Board of Directors approved amendments to and a restatement of the Plan to extend the expiration date of the Plan. See "Proposal 6 - Approval of an Amended and Restated Executive Officers Incentive Compensation Plan."

While the Company strives for overall consistency in executive compensation, the Named Executive Officers' potential incentive bonus amounts can vary by business segment due to differences in roles, business models, and business performance. Incentives are generally positioned to be within a median range of the marketplace based on available broad based data.

The Company's 2022 annual performance-based incentive bonuses were paid, at the Named Executive Officers' option (other than Michael Dunlap, who received his incentive in cash), as either 100% cash, 100% stock, or 25%, 50%, or 75% stock with the remaining percentage paid in cash. Those electing stock also received an additional number of shares representing 15% of the amount of their bonus they elected to receive in stock, in order to promote increased and continued share ownership. All shares issued as part of the incentive bonus awards were issued pursuant to the Company's Restricted Stock Plan discussed below, and were fully vested but may not be transferred for three years from the date of issuance.

Performance of Named Executive Officers for 2022

In 2022, the Executive Chairman (Michael Dunlap), Chief Executive Officer (Mr. Noordhoek), Chief Operating Officer (Mr. Heimes), Chief Financial Officer (Mr. Kruger), and President (Mr. Tewes) were selected by the Committee to participate in and be eligible for incentive compensation awards under the Plan for the year ended December 31, 2022. The Committee established performance goals for these individuals in early 2022 utilizing certain of the performance measures under the Plan referred to above and described in more detail below, and in early 2023 the Committee reviewed performance for these individuals for 2022 under the terms of the Plan in establishing incentive awards for each. No specific quantitative/objective performance targets or formulas were set or used in establishing the performance goals. For 2022, the Committee considered the Named Executive Officers' performance in respect of the Plan measures described above, including, but not necessarily limited to:

- strong Company earnings results for 2022, which were higher than the level initially anticipated at the beginning of 2022;

- growth of the Company's core operating businesses;

- employee engagement, including satisfaction in a remote/hybrid work environment;

- customer satisfaction levels;

- achievements in strategic positioning of the Company and the execution of Company-wide and core operating segment operations, including product and market diversification within core operating businesses;

- asset diversification and growth, including non-FFELP loans and securitized loan residual interests, through strategic partners and originations through Nelnet Bank;

- sustaining substantial estimated future cash flow from the Company's existing loan portfolio;

- the continued growth of Nelnet Renewable Energy, including additional solar tax equity investment activity and the acquisition of GRNE Solar to diversify the Company's position in the renewable energy space to include solar construction;

- performance, expansion, and growth of investments in key areas, including continued investments in ALLO Communications, LLC, early-stage and emerging growth companies, and real estate;

- continued development of and investments in technology platforms;

- growth in the Company's per share book value (with dividends included); and

- individual achievement.

Based on the Named Executive Officers' performance in 2022 and the level of attainment of the 2022 performance goals for the Named Executive Officers, the Committee awarded the Named Executive Officers a 2022 annual incentive under the Plan equal to 100% of their respective base salaries, as reflected in the Summary Compensation Table below.

Restricted Stock Plan

The Company maintains a Restricted Stock Plan to reward performance by associates, including the Named Executive Officers other than Michael Dunlap. This plan permits the Committee to reward a recipient with an award of shares of the Company's Class A common stock, which, in the Committee's sole discretion, may have vesting requirements or other restrictions. These awards are designed to recognize and reward associates, and to connect the associates' financial interests directly to the Company's performance, thereby encouraging associates to focus their efforts as owners of the Company. As discussed above, shares issued in payment of annual performance-based incentive bonuses and other equity compensation awards are issued under the Restricted Stock Plan. The Company does not grant stock options, since management and the Committee believe that awards of shares of restricted stock are a better method of encouraging associates, including the Named Executive Officers, to focus on the long-term value of the Company.

March 2023 Restricted Stock Awards

Based on various factors the Committee took into consideration with respect to its review of the overall compensation levels for Messrs. Noordhoek, Heimes, Kruger, and Tewes and the objectives of the Company, including among other factors the past performance of these Named Executive Officers and the interests of the Company and its shareholders in continuing to retain and incentive these Named Executive Officers with stock awards subject to continuing service over a five-year time horizon, on March 10, 2023, the Committee awarded five-year restricted stock grants of 5,473 shares of Class A common stock under the Restricted Stock Plan to each of Messrs. Noordhoek, Heimes, Kruger, and Tewes. The number of restricted shares granted to each of these Named Executive Officers was computed as $500,000 divided by the average market closing price for Class A common stock over the five trading day period ended March 7, 2023. These awards are scheduled to vest 20% annually over the following five-year service period. Since these awards were issued in 2023, they are not included in the Summary Compensation Table below.

Employee Share Purchase Plan

The Company also has an Employee Share Purchase Plan (ESPP) that assists all associates, including the Named Executive Officers, in becoming owners and increasing their ownership of the Company. Under the ESPP, associates may purchase shares of the Company's Class A common stock through payroll deductions, at a discount of 15% to the lower of the average market price of the Company's stock on the first and last trading days of each calendar quarter.

Termination or Change-in-Control Compensation

Other than with respect to provisions in restricted stock award agreements for grants of restricted stock whereby any unvested shares of restricted stock will become fully vested upon a termination of employment as a result of death, disability, or retirement after reaching the age of 65, which provisions are generally included in all agreements for restricted stock awards granted to associates, the Company does not have any contracts, agreements, plans, or arrangements with the Named Executive Officers that provide for payment in connection with any termination of employment or change-in-control of the Company.

Share Ownership Guidelines and Trading Requirements

The Committee believes that the Named Executive Officers should have a significant equity interest in the Company. In order to promote equity ownership and further align the interests of management with the Company's shareholders, the Board of Directors has adopted Share Ownership Guidelines for management associates at certain levels. Under these guidelines, each Named Executive Officer is encouraged to own at least 15,000 shares of Company stock. As of February 28, 2023, all of the Named Executive Officers met these guidelines, and are thereby subject to downside risk in the Company's equity performance.

The Company has adopted a policy requiring officers who wish to buy or sell the Company's stock to do so only through Rule 10b5-1 stock trading plans. This requirement is designed to enable officers to diversify a portion of their holdings in an orderly manner as part of their retirement and tax planning or other financial planning activities. The use of Rule 10b5-1 stock trading plans serves to reduce the risk that investors will view routine portfolio diversification stock sales by executive officers as a signal of negative expectations with respect to the future value of the Company's stock. In addition, the use of Rule 10b5-1 stock trading plans reduces the potential for concerns about trading on the basis of material non-public information that could damage the reputation of the Company.

Other Compensation

In addition to base salaries and annual performance-based incentive compensation, the Company provides the Named Executive Officers with certain other customary benefits, including health, dental, and vision coverage to assist the Company in remaining competitive for superior talent and to encourage executive retention. A critical aspect of the Company's health benefits program is its focus on associate health and wellness. The Company encourages all associates, including the Named Executive Officers, to take a proactive approach to their personal health and well-being. The Company has implemented wellness programs which encourage and reward associates for healthy habits by offering the opportunity to lower their insurance premiums.

The Company owns a controlling interest in an aircraft due to the frequent business travel needs of the Named Executive Officers and the limited availability of commercial flights in Lincoln, Nebraska, where the Company's headquarters are located. An entity owned by Michael Dunlap owns the remaining interest in the aircraft. Consistent with guidance issued from the Federal Aviation Administration, the Company can be reimbursed for the pro rata cost of owning, operating, and maintaining the aircraft when used for routine personal travel by certain individuals whose positions with the Company require them to routinely change travel plans within a short time period. Accordingly, the Company allows certain members of executive management to utilize its interest in the aircraft for personal travel when it is not required for business travel. The value of the personal use of the aircraft is computed based on the Company's aggregate incremental costs, which include variable operating costs such as fuel costs, mileage costs, trip-related maintenance and hangar costs, on-board catering, landing/ramp fees, and other miscellaneous variable costs. Any amounts regarding the value of any personal use of the aircraft by a Named Executive Officer are included in the separate table for all other compensation under the Summary Compensation Table below.

The Company also offers the Named Executive Officers other perquisites, including indoor parking and use of Company-sponsored suites at local venues for personal use when not occupied for business purposes.

Tax Treatment of Compensation

The Committee considers and evaluates the impact of applicable tax laws with respect to the Company's executive compensation policies, plans, and arrangements. For example, Section 162(m) of the Internal Revenue Code generally imposes a $1,000,000 limitation on a public company's income tax deductibility in any tax year with respect to compensation paid to any individual who served as the chief executive officer or the chief financial officer at any time during the taxable year and the three other most highly compensated executive officers of the company (other than the chief executive officer or the chief financial officer) for the taxable year, and once an executive becomes covered by Section 162(m), any compensation paid to him or her in future years (including post-employment) becomes subject to the Section 162(m) limitation on tax deductibility. While the Committee considers tax consequences to the Company as a factor when it makes compensation determinations, the Committee reserves discretion to award compensation to the Named Executive Officers that is not deductible under Section 162(m) as the Committee deems appropriate.

Matching Gift Programs

The Company offers a matching gift program in which all associates with at least six months of service and all members of the Board of Directors are eligible to participate. Under this program, for every dollar ($100 minimum) that an associate or Board member contributes in cash or securities to an eligible charitable organization or educational institution, the Company will make matching donations of additional funds, subject to terms and conditions applicable in an equal manner to all associates and Board members. The total maximum dollar amount payable under the program is $25,000 per associate or Board member per calendar year. In addition, the Company makes matching donations for contributions by associates to a centralized charitable giving and financial resources program for the local community in which the associate resides. Amounts matched by the Company for the Named Executive Officers and Board members per the provisions of these programs are reflected and discussed in the Named Executive Officer summary compensation table below and the director compensation table under "Director Compensation Table for Fiscal Year 2022" above, respectively.

Conclusion

By ensuring market competitive compensation that is aligned with a performance-based organization philosophy, the Company expects to attract, motivate, and retain the executive talent required to achieve the Company's long-term goals. This is critical, as management and the Committee know that the Company's success hinges on having engaged executives who are committed to the Company.

People Development and Compensation Committee Report

The People Development and Compensation Committee has reviewed and discussed the above Compensation Discussion and Analysis with management. Based on this review and discussion, and such other matters deemed relevant and appropriate by the People Development and Compensation Committee, the People Development and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2022. The four independent directors listed below are the members of the People Development and Compensation Committee and current directors who participated in the review, discussions, and recommendation with respect to the Compensation Discussion and Analysis for 2022.

Respectfully submitted,

Kimberly K. Rath, Chair
Preeta D. Bansal
Adam K. Peterson
Jona M. Van Deun

Summary Compensation Table for Fiscal Years 2022, 2021, and 2020

The following table sets forth summary information with respect to the compensation paid and bonuses granted for services rendered by the Company's Chief Executive Officer and Chief Financial Officer, as well as each of the Company's other three most highly compensated executive officers during the year ended December 31, 2022 (collectively, the "Named Executive Officers"). The information presented in the table relates to the fiscal years ended December 31, 2022, 2021, and 2020. Salaries and bonuses are paid at the discretion of the Board of Directors.

		Annual compensation				
Name and principal position	**Year**	**Salary ($)**	**Bonus ($) (a)**	**Stock awards ($) (b)**	**All other compensation ($) (c)**	**Total ($)**
Michael S. Dunlap	2022	602,820	602,820	—	40,710	1,246,350
Executive Chairman	2021	579,637	579,637	—	19,015	1,178,289
	2020	562,754	562,754	—	379,585	1,505,093
Jeffrey R. Noordhoek	2022	813,810	874,851	500,016	36,205	2,224,882
Chief Executive Officer	2021	782,509	899,897	1,000,059	49,850	2,732,315
	2020	759,718	759,718	—	48,875	1,568,311
Terry J. Heimes	2022	813,810	874,851	500,016	55,885	2,244,562
Chief Operating Officer	2021	782,509	841,203	1,000,059	57,412	2,681,183
	2020	759,718	816,731	—	65,222	1,641,671
James D. Kruger	2022	813,810	905,371	500,016	36,885	2,256,082
Chief Financial Officer	2021	782,509	899,897	1,000,059	31,210	2,713,675
	2020	700,000	752,563	—	32,936	1,485,499
Timothy A. Tewes	2022	813,810	813,810	500,016	64,155	2,191,791
President	2021	782,509	782,509	1,000,059	71,964	2,637,041
	2020	700,000	700,000	—	60,502	1,460,502

(a) Amounts represent bonuses paid in 2023, 2022, and 2021 for services rendered during the 2022, 2021, and 2020 calendar years, respectively. The Company's annual performance-based incentive bonuses were paid, at the executives' option (other than to the Executive Chairman, who received his incentive in cash), as either 100% cash, 100% stock, or 25%, 50%, or 75% stock with the remaining percentage paid in cash. Those electing stock also received an additional number of shares representing 15% of the amount of their bonus they elected to receive in stock, to promote increased and continued share ownership. All shares issued as part of the incentive bonus award were issued pursuant to the Company's Restricted Stock Plan and were fully vested, but may not be transferred for three years from the date of issuance. The stock issuances for annual performance bonuses were not made as equity incentive plan awards contemplating future service or performance. See "Grants of Plan-Based Awards Table for Fiscal Year 2022" below for information relating to the shares issued in 2022 with respect to 2021 annual incentive bonus payments.

(b) In addition to receiving annual performance-based incentive bonuses as described above, on March 10, 2022 and 2021, each of Messrs. Noordhoek, Heimes, Kruger, and Tewes were awarded five-year restricted stock grants (subject to vesting conditions) of 6,052 shares and 13,467 shares, respectively, of Class A common stock under the Restricted Stock Plan, with the number of restricted shares granted to each of these Named Executive Officers computed as $0.5 million and $1.0 million, respectively, divided by the average market closing price for Class A common stock over the five trading day period ended March 7, 2022 and March 4, 2021, respectively, which was $82.62 and $74.26, respectively.

Amounts represent the grant date fair values of the various restricted stock awards (subject to vesting conditions) computed in accordance with FASB ASC Topic 718. Additional information about the Company's accounting for stock-based compensation under FASB ASC Topic 718 can be found in Note 3 - "Summary of Significant Accounting Policies and Practices - Compensation Expense for Stock Based Awards" and Note 22 - "Stock Based Compensation Plans - Restricted Stock Plan" of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

(c) “All other compensation” for the fiscal year ended December 31, 2022 includes the following:

	All other compensation						
	Employer matching contributions under 401(k) Plan ($)	Premiums on life insurance ($)	Matching gift programs ($) (1)	Dividends on restricted stock ($) (2)	Personal use of company aircraft ($) (3)	Other ($) (4)	Total ($)
Michael S. Dunlap	12,200	352	10,000	—	17,758	400	40,710
Jeffrey R. Noordhoek	12,200	352	7,020	15,683	—	950	36,205
Terry J. Heimes	12,200	352	26,700	15,683	—	950	55,885
James D. Kruger	12,200	352	6,000	15,683	—	2,650	36,885
Timothy A. Tewes	12,200	352	34,970	15,683	—	950	64,155

(1) See “Compensation Discussion and Analysis - Matching Gift Programs” above for a description of these programs.

(2) The Company's cash dividend payments on its Class A and Class B common stock include dividend payments on unvested shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan. Dividends paid to the Named Executive Officers on unvested restricted stock are included in the table above.

(3) See "Compensation Discussion and Analysis - Other Compensation" above for a description of this arrangement.

(4) Executive officers may receive other perquisites and other personal benefits below the current SEC threshold of $10,000 for reporting.

There were no stock option awards, non-equity incentive plan compensation, or pension or nonqualified deferred compensation earnings for any of the Company's Named Executive Officers during 2022, 2021, or 2020.

Grants of Plan-Based Awards Table for Fiscal Year 2022

The following table sets forth summary information relating to each grant of an award made to the Company's Named Executive Officers in the fiscal year ended December 31, 2022 under the Company's Restricted Stock Plan.

Name	Grant date		Approval of grant by Compensation Committee	Number of shares of stock	Grant date fair value of stock awards ($) (c)
Michael S. Dunlap	—		—	—	—
Jeffrey R. Noordhoek	March 10, 2022	(a) (b)	January 27, 2022	16,944	1,399,913
Terry J. Heimes	March 10, 2022	(a) (b)	January 27, 2022	11,498	949,965
James D. Kruger	March 10, 2022	(a) (b)	January 27, 2022	16,944	1,399,913
Timothy A. Tewes	March 10, 2022	(a)	January 27, 2022	6,052	500,016

(a) Included in these amounts are 6,052 shares of restricted Class A common stock issued on March 10, 2022 to each of Mr. Noordhoek, Mr. Heimes, Mr. Kruger, and Mr. Tewes pursuant to the Company's Restricted Stock Plan, of which 1,211 shares vested on March 10, 2023, 1,211 shares are scheduled to vest on March 10, 2025, and 1,210 shares are scheduled to vest on March 10, 2024, 2026, and 2027.

(b) On March 10, 2022, the Company issued stock to pay fiscal year 2021 bonuses for those employees who elected to receive stock instead of cash for such bonuses, and Messrs. Noordhoek, Heimes, and Kruger were issued 10,892 shares, 5,446 shares, and 10,892 shares, respectively. The stock issuances were not made as equity incentive plan awards. All 2021 bonuses paid in 2022 to employees who elected to receive stock were paid in fully vested shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan.

(c) The Company determined the value of these awards based on the average of the closing market prices for the Company's Class A common stock on March 1, 2022 through March 7, 2022, which was $82.62.

Outstanding Equity Awards at Fiscal Year-End Table (As of December 31, 2022)

The following table sets forth summary information relating to the outstanding unvested equity awards for the Company's Named Executive Officers as of December 31, 2022.

	Stock awards		
Name	Number of shares of stock that have not vested		Market value of shares of stock that have not vested ($) (b)
Michael S. Dunlap	—		—
Jeffrey R. Noordhoek	16,825	(a)	1,526,869
Terry J. Heimes	16,825	(a)	1,526,869
James D. Kruger	16,825	(a)	1,526,869
Timothy A. Tewes	16,825	(a)	1,526,869

(a) Amount represents (i) 6,052 shares of restricted Class A common stock issued to each of Mr. Noordhoek, Mr. Heimes, Mr. Kruger, and Mr. Tewes on March 10, 2022 pursuant to the Company's Restricted Stock Plan, of which 1,211 shares vested on March 10, 2023, 1,211 shares are scheduled to vest on March 10, 2025, and 1,210 shares are scheduled to vest on March 10, 2024, 2026, and 2027 and (ii) 10,773 shares of restricted Class A common stock issued to each of Mr. Noordhoek, Mr. Heimes, Mr. Kruger, and Mr. Tewes on March 10, 2021 pursuant to the Company's Restricted Stock Plan, of which 2,693 shares vested on March 10, 2023, 2,694 shares are scheduled to vest on March 10, 2024, and 2,693 shares are scheduled to vest on March 10, 2025 and 2026.

(b) Based on the closing market price of the Company's Class A common stock on December 30, 2022, the last market trading day in the year ended December 31, 2022, of $90.75.

Stock Vested Table for Fiscal Year 2022

The following table sets forth summary information relating to the stock vested for the Company's Named Executive Officers during the fiscal year ended December 31, 2022.

	Stock awards		
Name	Number of shares acquired on vesting		Value realized on vesting ($)
Michael S. Dunlap	—		—
Jeffrey R. Noordhoek	2,694	(a)	225,326
Terry J. Heimes	2,694	(a)	225,326
James D. Kruger	2,694	(a)	225,326
Timothy A. Tewes	2,694	(a)	225,326

(a) Amount represents shares of restricted Class A common stock issued on March 10, 2021 pursuant to the Company's Restricted Stock Plan.

(b) The closing market price of the Company's Class A common stock as of March 10, 2022 (the vesting date for the shares) was $83.64 per share.

Pay Versus Performance

					Value of initial fixed $100 investment based on:			
Year	Summary compensation table total for CEO ($)	Compensation actually paid to CEO ($)(a)	Average summary compensation table total for non-CEO Named Executive Officers ($)(b)	Average compensation actually paid to non-CEO Named Executive Officers ($)(a)(b)	Total shareholder return ($)(c)	Peer group total shareholder return ($)(c)(d)	Net income (in thousands) ($)	Net income, excluding derivative market value adjustments (in thousands) ($)(e)
2022	2,224,882	2,161,604	1,984,696	1,937,237	161.65	118.77	407,347	231,262
2021	2,732,315	3,047,713	2,302,547	2,539,095	172.04	132.75	393,286	322,748
2020	1,568,311	1,568,311	1,523,191	1,519,833	124.04	98.31	352,443	373,832

(a) The following adjustments were made to calculate the compensation actually paid from the compensation included in the summary compensation table for the CEO and non-CEO Named Executive Officers.

Year	Summary compensation table total for CEO ($)	Less: Issuance date fair value of restricted stock awards issued in respective year ($)	Plus: Year-end fair value of restricted stock awards issued during respective year and unvested at respective year-end ($)	Plus: Change in fair value of restricted stock awards from the end of the prior year of any awards granted in prior years that are outstanding and unvested at respective year-end ($)	Plus: Change in fair value of restricted stock awards as of the vesting date from the end of the prior year of restricted shares issued in prior years and vested during respective year ($)	Compensation actually paid to CEO ($)
2022	2,224,882	(500,016)	549,219	(74,657)	(37,824)	2,161,604
2021	2,732,315	(1,000,059)	1,315,457	—	—	3,047,713
2020	1,568,311	—	—	—	—	1,568,311

Year	Average summary compensation table total for non-CEO Named Executive Officers ($)	Less: Issuance date fair value of restricted stock awards issued in respective year ($)	Plus: Year-end fair value of restricted stock awards issued during respective year and unvested at respective year-end ($)	Plus: Change in fair value of restricted stock awards from the end of the prior year of any awards granted in prior years that are outstanding and unvested at respective year-end ($)	Plus: Change in fair value of restricted stock awards as of the vesting date from the end of the prior year of restricted shares issued in prior years and vested during respective year ($)	Average compensation actually paid to non-CEO Named Executive Officers ($)
2022	1,984,696	(375,012)	411,914	(55,993)	(28,368)	1,937,237
2021	2,302,547	(750,044)	986,592	—	—	2,539,095
2020	1,523,191	—	—	—	(3,358)	1,519,833

(b) The Company's non-CEO Named Executive Officers for 2022, 2021, and 2020 were Mr. Michael Dunlap, Mr. Heimes, Mr. Kruger, and Mr. Tewes.

(c) Total shareholder return assumes a $100 investment on December 31, 2019 in each of the Company's Class A common stock and in the Company's selected peer group, and that all dividends, if applicable, were reinvested. The shareholder return represents past performance and should not be considered an indication of future performance.

(d) The S&P 500 Financials index, which is comprised of almost 70 companies included in the S&P 500 that are classified as members of the Global Industry Classification Standard financials sector, was selected as the Company's peer group.

(e) Net income, excluding derivative market value adjustments, is a non-GAAP financial measure, and there is no comprehensive, authoritative guidance for the presentation of this measure. For information on how this measure is calculated from the Company's financial statements, reconciliation to the most directly comparable financial measure for the respective years presented in this table under GAAP, and other information about this measure, please refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview - GAAP Net Income and Non-GAAP Net Income, Excluding Adjustments on page 39 of the Company's 2022 Annual Report on Form 10-K filed with the SEC on February 28, 2023 (for years ended December 31, 2022 and 2021), and page 40 of the Company's 2021 Annual Report on Form 10-K filed with the SEC on February 27, 2022 (for years ended December 31, 2021 and 2020).

The relationship between the compensation actually paid to the CEO and the average compensation actually paid to the non-CEO Named Executive Officers and the cumulative total shareholder return of the Company and the Peer Group (the S&P 500 Financials index) for 2022, 2021, and 2020 is represented by the graph below:



The relationship between the compensation actually paid to the CEO and the average compensation actually paid to the non-CEO Named Executive Officers and the Company's net income for 2022, 2021, and 2020 is represented by the graph below:



The relationship between the compensation actually paid to the CEO and the average compensation actually paid to the non-CEO Named Executive Officers and the Company's net income, excluding derivative market value adjustments, for 2022, 2021, and 2020 is represented by the graph below:



Compensation Actually Paid Versus Net Income, Excluding Derivative Market Value Adjustments

Legend:
- · · · Compensation Actually Paid to CEO
- ⋁⋁⋁ Average Compensation Actually Paid to Non-CEO Named Executive Officers
- —●— Net Income, Excluding Derivative Market Value Adjustments

Most important financial performance measures linked to Executive Compensation:

- Net income, excluding derivative market value adjustments
- Annual growth in Nelnet, Inc. per share book value (with dividends included)

Stock Option, Stock Appreciation Right, Long-Term Incentive, and Defined Benefit Plans

The Company does not have any stock option, stock appreciation right, long-term incentive, or defined benefit plans covering its Named Executive Officers.

Potential Payments Upon Termination or Change-in-Control

Other than with respect to provisions in restricted stock award agreements for certain grants of restricted stock to the Named Executive officers on each of March 10, 2021 and 2022, and March 10, 2023, as described under "Summary Compensation Table for Fiscal Years 2022, 2021, and 2020" and "Compensation Discussion and Analysis - March 2023 Restricted Stock Awards," respectively, whereby any unvested shares of restricted stock will become fully vested upon a termination of employment as a result of death, disability, or retirement after reaching the age of 65, which provisions are generally included in all agreements for restricted stock awards granted to employees, the Company does not have any contracts, agreements, plans, or arrangements with the Named Executive Officers that provide for payment in connection with any termination of employment or change-in-control of the Company. The assumed market value (as of December 31, 2022) of the shares of unvested restricted stock awarded to each of Messrs. Noordhoek, Heimes, Kruger, and Tewes in each of March 2021, 2022, and 2023, which shares are scheduled to vest 20% annually over a five year period, was $2,023,544 each, based on the closing market price of Class A common stock on December 30, 2022, the last market trading day in the year ended December 31, 2022, of $90.75.

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of the SEC's Regulation S-K, the Company is providing the following information about the relationship of the annual total compensation of the employees of the Company and its consolidated subsidiaries and the annual total compensation of Jeffrey R. Noordhoek, the Company's Chief Executive Officer (the "CEO").

For 2022, the Company's last completed fiscal year:

- the median of the annual total compensation of all employees of the Company and its consolidated subsidiaries (other than the CEO) was $42,614; and

- the annual total compensation of the CEO, as disclosed above in the "Summary Compensation Table for Fiscal Years 2022, 2021, and 2020", was $2,224,882.

Based on this information, for 2022 the ratio of the annual total compensation of the CEO to the median of the annual total compensation of all employees was 52 to 1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of the SEC's Regulation S-K. Given the different methodologies that various public companies may use to compute estimates of their pay ratios, the Company's estimated pay ratio may not be comparable with the estimated pay ratios of other public companies.

For purposes of the pay ratio disclosure, SEC rules permit registrants to identify the median employee once every three years, so long as there have not been significant changes in the registrant's employee population or employee compensation arrangements that the registrant reasonably believes would result in a significant change in the pay ratio disclosure. The Company most recently identified its median employee in 2021. The Company identified no significant changes to its employee population or employee compensation arrangements during 2022, and as such, used the same median employee identified in 2021 for the 2022 pay ratio calculation. To determine the annual total compensation of the median employee and the CEO in 2022, the methodology and the material assumptions, adjustments, and estimates that the Company used were as follows:

1. Using the median employee identified as described above, the Company combined all of the elements of such employee's compensation for 2022 in accordance with the requirements of Item 402(c)(x) of the SEC's Regulation S-K, resulting in annual total compensation of $42,614.

2. With respect to the annual total compensation of the CEO, the Company used the amount disclosed in the "Total" column of the 2022 row for Mr. Noordhoek in the "Summary Compensation Table for Fiscal Years 2022, 2021, and 2020" included in this Proxy Statement.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS

Stock Ownership

The authorized common stock of the Company consists of 660,000,000 shares, $0.01 par value per share. The authorized common stock is divided into two classes, consisting of 600,000,000 shares of Class A common stock and 60,000,000 shares of Class B common stock. The Company also has authorized 50,000,000 shares of preferred stock, $0.01 par value per share.

The following table sets forth information as of February 28, 2023, regarding the beneficial ownership of each class of the Company's common stock by:

- each person, entity, or group known by the Company to beneficially own more than five percent of the outstanding shares of any class of common stock

- each of the Named Executive Officers

- each incumbent director and each nominee for director

- all executive officers and directors as a group

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a share of the Company's common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. The application of these rules results in numerous situations with respect to the Company's shares where more than one beneficial owner is listed for the same shares, as discussed in the footnotes to the following table. For additional information regarding the significant amounts of shares deemed to be beneficially owned by Michael S. Dunlap, Shelby J. Butterfield, and Angela L. Muhleisen, principal shareholders of the Company, including the significant amounts of shares for which there are more than one beneficial owner listed, see the "Additional Beneficial Ownership Information for Michael S. Dunlap, Shelby J. Butterfield, and Angela L. Muhleisen" table after the following table.

With respect to the shares for which certain non-employee directors have elected to defer delivery of, pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan as indicated in certain footnotes to the following table, such shares are reported as beneficially owned by the respective director since, pursuant to such deferral election provisions, such shares shall be distributed to such director as the lump sum payment of deferred shares at the time of the termination of the director's service on the Board (which the director has the unilateral right to cause within 60 days if the director were to resign from the Board within such time period), or as the initial installment of up to five annual installments commencing at the time of termination of the director's service on the Board, as elected by the director.

Each share of Class B common stock is convertible at any time at the holder's option into one share of Class A common stock. The number of shares of Class B common stock for each person in the table below assumes such person does not convert any Class B common stock into Class A common stock. Unless otherwise indicated in a footnote, the address of each more than five percent beneficial owner is c/o Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508. Unless otherwise indicated in a footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

Beneficial Ownership - As of February 28, 2023

| Name | Number of shares beneficially owned | | | | | | Percentage of shares beneficially owned (1) | | | Percentage of combined voting power of all classes of stock (2) |
	Class A		Class B		Total		Class A	Class B	Total	
Michael S. Dunlap	5,665,039	(3)	10,370,911	(4)	16,035,950		21.4 %	97.2 %	43.2 %	82.1 %
Shelby J. Butterfield	510	(5)	2,878,389	(6)	2,878,899		*	27.0 %	7.8 %	21.6 %
Stephen F. Butterfield GST Non-Exempt Marital Trust	510	(7)	1,784,637	(8)	1,785,147		*	16.7 %	4.8 %	13.4 %
Dunlap Holdings, LLC	—		1,600,000	(9)	1,600,000		—	15.0 %	4.3 %	12.0 %
Angela L. Muhleisen	5,956,767	(10)	973,628	(11)	6,930,395		22.5 %	9.1 %	18.7 %	11.8 %
Union Bank and Trust Company	3,238,990	(12)	973,628	(13)	4,212,618		12.2 %	9.1 %	11.3 %	9.7 %
Dan D. Muhleisen	3,688,299	(14)	—		3,688,299		13.9 %	—	9.9 %	2.8 %
Dimensional Fund Advisors LP	2,116,181	(15)	—		2,116,181		8.0 %	—	5.7 %	1.6 %
Magnolia Capital Fund, LP	1,900,000	(16)	—		1,900,000		7.2 %	—	5.1 %	1.4 %
Deborah Bartels	1,864,177	(17)	—		1,864,177		7.0 %	—	5.0 %	1.4 %
Whitetail Rock Capital Management, LLC	579,117	(18)	7,295,528	(19)	7,874,645		2.2 %	68.4 %	21.2 %	55.2 %
Union Financial Services, Inc.	—		1,586,691	(20)	1,586,691		—	14.9 %	4.3 %	11.9 %
Terry J. Heimes	237,788	(21)	—		237,788		*	—	*	*
James D. Kruger	190,889	(22)	—		190,889		*	—	*	*
Jeffrey R. Noordhoek	546,190	(23)	—		546,190		2.1 %	—	1.5 %	*
Timothy A. Tewes	77,830		—		77,830		*	—	*	*
Preeta D. Bansal	13,444	(24)	—		13,444		*	—	*	*
Matthew W. Dunlap	9,669	(25)	100	(25)	9,769		*	*	*	*
Kathleen A. Farrell	47,791	(26)	—		47,791		*	—	*	*
David S. Graff	24,496		—		24,496		*	—	*	*
Thomas E. Henning	68,212	(27)	—		68,212		*	—	*	*
Adam K. Peterson	1,903,138	(28)	—		1,903,138		7.2 %	—	5.1 %	1.4 %
Kimberly K. Rath	55,610	(29)	—		55,610		*	—	*	*
Jona M. Van Deun	3,133	(30)	—		3,133		*	—	*	*
Executive officers, directors, and director nominees as a group (14 persons)	8,625,424		10,370,911		18,996,335		32.6 %	97.2 %	51.2 %	84.4 %

* Less than 1%.

(1) Based on 26,463,954 shares of Class A common stock and 10,668,460 shares of Class B common stock outstanding as of February 28, 2023.

(2) These percentages reflect the different voting rights of the Company's Class A common stock and Class B common stock under the Company's Articles of Incorporation. Each share of Class A common stock has one vote

and each share of Class B common stock has ten votes on all matters to be voted upon by the Company's shareholders.

(3) As reported in a Schedule 13D/A filed by Michael S. Dunlap ("Michael Dunlap") (on a joint basis with Dunlap Holdings, LLC and Union Financial Services, Inc. ("UFS")) on February 13, 2023, Michael Dunlap is deemed to have sole voting and investment power over 1,839,574 shares of Class A common stock. Michael Dunlap may be deemed to have shared voting and investment power over a total of 3,825,465 shares of Class A common stock, which includes (i) a total of 7,358 shares held in various increments by each of Michael Dunlap's three adult sons (including 4,160 shares held by Matthew W. Dunlap ("Matthew Dunlap")), (ii) a total of 3,238,990 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank and Trust Company ("Union Bank") (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power, (iii) a total of 413,081 shares held by ten separate grantor retained annuity trusts ("GRATs") established by Angela L. Muhleisen (a sister of Michael Dunlap), for which GRATs Whitetail Rock Capital Management, LLC ("WRCM"), a majority owned subsidiary of the Company, serves as investment adviser, as discussed in footnote (18) below, (iv) a total of 165,526 shares held by four separate GRATs established by Dan D. Muhleisen (Ms. Muhleisen's spouse), for which GRATs WRCM serves as investment adviser, and (v) 510 shares held by the Stephen F. Butterfield GST Non-Exempt Marital Trust (the "Butterfield GST Non-Exempt Marital Trust"), an estate planning trust for the family of Mr. Butterfield (the former Vice Chairman of the Board of Directors and significant shareholder of the Company who passed away in 2018), for which trust Shelby J. Butterfield serves as a co-trustee and WRCM serves as investment adviser with respect to shares of the Company's stock held therein. Michael Dunlap is a control person of Union Bank through Farmers & Merchants Investment Inc. ("F&M"). Michael Dunlap disclaims beneficial ownership of the shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, except to the extent that he actually has or shares voting power or investment power with respect to such shares. With respect to the number of shares of Class A common stock reported as beneficially owned by Michael Dunlap that are held by Union Bank, the number of shares set forth in this table reflects the number of shares held by Union Bank as of December 31, 2022, as reported in a Schedule 13G/A filed by Union Bank on February 13, 2023. The total of 3,238,990 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank may also be deemed to be beneficially owned by Union Bank and Ms. Muhleisen (also a control person of Union Bank through F&M) and are also included in the total number of shares beneficially owned by each of them as set forth in this table. Such number of shares held by Union Bank includes (a) a total of 139,096 shares held by Union Bank as trustee under a post-annuity trust and a charitable remainder unitrust ("CRUT") established by Jeffrey R. Noordhoek, which shares may also be deemed to be beneficially owned by Mr. Noordhoek and are also included in the total number of shares beneficially owned by Mr. Noordhoek as set forth in this table, (b) a total of 349,987 shares held by Union Bank in various managed agency accounts and trusts for Deborah Bartels (a sister of Michael Dunlap and Ms. Muhleisen), her spouse, and the adult sons of Ms. Bartels and her spouse, which shares may also be deemed to be beneficially owned by Ms. Bartels and are also included in the total number of shares beneficially owned by Ms. Bartels as set forth in this table, (c) a total of 35,580 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by Terry J. Heimes and his spouse, which shares may also be deemed to be beneficially owned by Mr. Heimes and are also included in the total number of shares beneficially owned by Mr. Heimes as set forth in this table, and (d) a total of 56,240 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by James D. Kruger and his spouse in 2021, which shares may also be deemed to be beneficially owned by Mr. Kruger and are also included in the total number of shares beneficially owned by Mr. Kruger as set forth in this table. The total of 578,607 shares held by the total of fourteen separate GRATs established by Ms. Muhleisen and Mr. Muheisen are also reported as beneficially owned by Ms. Muhleisen and are also included in the total number of shares beneficially owned by Ms. Muhleisen as set forth in this table, and the total of 165,526 shares held by the four separate GRATs established by Mr. Muhleisen are also reported as beneficially owned by Mr. Muhleisen and are also included in the total number of shares beneficially owned by Mr. Muhleisen as set forth in this table. The 510 shares held by the Butterfield GST Non-Exempt Marital Trust are also reported as beneficially owned by the Butterfield GST Non-Exempt Marital Trust and Ms. Butterfield and are also included in the total number of shares beneficially owned by each of them as set forth in this table. The total of 579,117 shares beneficially owned by trusts for which WRCM serves as investment adviser are also deemed to be beneficially owned by WRCM, and are also included in the total number of shares beneficially owned by WRCM as set forth in this table.

(4) Michael Dunlap is deemed to have sole voting and investment power over a total of 501,255 shares of Class B common stock, which includes 335,685 shares held by Michael Dunlap's spouse and 165,570 shares held by Michael Dunlap. Michael Dunlap is deemed to have shared voting and investment power over a total of 9,869,656 shares of Class B common stock, which includes (i) a total of 1,600,000 shares held by Dunlap Holdings, LLC, a

family limited liability company which is controlled by Michael Dunlap and his family, (ii) 1,586,691 shares owned by UFS, of which Michael Dunlap is a director, president, and treasurer and owns 50.0% of the outstanding capital stock, of which Ms. Butterfield is the other director, and of which the Butterfield GST Non-Exempt Marital Trust, for which WRCM serves as investment adviser with respect to shares of the Company's stock held therein, including shares of the Company's stock held by such trust indirectly through UFS, owns the remaining 50.0% of the outstanding capital stock, (iii) 870,170 shares held by Union Bank as trustee for a GRAT established by Michael Dunlap in 2003, (iv) a total of 2,257,934 shares held in two separate GRATs established by Michael Dunlap in 2011, three separate dynasty trusts established by Michael Dunlap in 2011 (including 125,000 shares held in a dynasty trust of which Matthew Dunlap is the initial beneficiary but does not have or share investment power or voting power with respect to such shares), and three separate post-annuity irrevocable trusts established under GRATs established by Michael Dunlap in 2011 in connection with the expiration of the annuity terms of such GRATs (including 353,417 shares held in a post-annuity irrevocable trust of which Matthew Dunlap is the beneficiary but does not have or share investment power or voting power with respect to such shares), for which trusts WRCM serves as investment adviser, (v) a total of 1,947,781 shares held in four separate GRATs established by Michael Dunlap's spouse in 2015 and six separate post-annuity irrevocable trusts established under two separate other GRATs in connection with the 2020 expiration of the annuity terms of such other GRATs that were established by Michael Dunlap's spouse in 2015 (including a total of 132,622 shares held in two post-annuity irrevocable trusts of which Matthew Dunlap is the beneficiary but does not have or share investment power or voting power with respect to such shares), for which trusts WRCM serves as investment adviser, (vi) a total of 148,939 shares held in six separate GRATs established by Michael Dunlap in 2020, for which GRATs WRCM serves as investment adviser; (vii) a total of 216,434 shares held in six separate GRATs established by Michael Dunlap's spouse in 2020, for which GRATs WRCM serves as investment adviser; (viii) a total of 692,454 shares held in eight separate GRATs established in 2015 by Ms. Butterfield and Mr. Butterfield and two separate other trusts established by Mr. Butterfield in 2015, for which trusts WRCM serves as investment adviser, (ix) 210,047 shares held by the Stephen F. Butterfield GST Exempt Marital Trust (the "Butterfield GST Exempt Marital Trust"), an estate planning trust for the family of Mr. Butterfield, for which trust WRCM serves as investment adviser with respect to shares of the Company's stock held therein, (x) 197,946 shares held by the Butterfield GST Non-Exempt Marital Trust, for which WRCM serves as investment adviser with respect to shares of the Company's stock held therein; (xi) a total of 9,022 shares held by two separate trusts for the benefit of two of Mr. Butterfield's children established under the restated agreement for the Stephen F. Butterfield Revocable Living Trust, for which trusts WRCM serves as investment adviser with respect to shares of the Company's stock held therein, (xii) 28,280 shares held by a charitable lead annuity trust ("CLAT") established by Mr. Butterfield, for which CLAT WRCM serves as investment adviser, (xiii) a total of 103,458 shares held by Union Bank as trustee under three separate irrevocable trusts for the benefit of three of Mr. Butterfield's children established upon the expiration in 2013 of the annuity term of a GRAT established by Mr. Butterfield, (xiv) a total of 300 shares held in increments of 100 shares by each of Michael Dunlap's three adult sons (including 100 shares held by Matthew Dunlap), and (xv) a total of 200 shares held in increments of 100 shares by each of two separate dynasty trusts established by each of Michael Dunlap and his spouse in 2019 (of which dynasty trusts Matthew Dunlap is one of three initial beneficiaries but does not have or share investment power or voting power with respect to such shares). Other than the shares discussed above for which it is noted that Michael Dunlap is deemed to have sole voting and investment power, Michael Dunlap disclaims beneficial ownership of the shares discussed above, except to the extent that Michael Dunlap actually has or shares voting power or investment power with respect to such shares. The 1,586,691 shares owned by UFS are also reported as beneficially owned by UFS and by Ms. Butterfield and the Butterfield GST Non-Exempt Marital Trust, and are included in the total number of shares beneficially owned by each of them as set forth in this table. The 870,170 shares held by Union Bank as trustee for a GRAT established by Michael Dunlap in 2003 and the total of 103,458 shares held by Union Bank as trustee for three separate irrevocable trusts for the benefit of three of Mr. Butterfield's children may also be deemed to be beneficially owned by Union Bank and Ms. Muhleisen, and are also included in the total number of shares beneficially owned by each of them as set forth in this table. The total of 692,454 shares held in eight separate GRATs established in 2015 by Ms. Butterfield and Mr. Butterfield and two separate other trusts established by Mr. Butterfield in 2015, the 210,047 shares held by the Butterfield GST Exempt Marital Trust, the 197,946 shares held by the Butterfield GST Non-Exempt Marital Trust, and the 28,280 shares held by a CLAT established by Mr. Butterfield may also be deemed to be beneficially owned by Ms. Butterfield, and are also included in the total number of shares beneficially owned by Ms. Butterfield as set forth in this table. The total of 7,295,528 shares beneficially owned by trusts for which WRCM serves as investment adviser, including, with respect to the Butterfield GST Non-Exempt Marital Trust, shares beneficially owned indirectly through the holding of 50.0% of the outstanding capital stock of UFS, which holds a total of 1,586,691 shares, are also deemed to be beneficially owned by WRCM, and are also included in the total number of shares beneficially owned by WRCM as set forth in this table.

(5)   As reported in a Schedule 13G/A filed by Ms. Butterfield (on a joint basis with the Butterfield GST Non-Exempt Marital Trust) on February 13, 2023, Ms. Butterfield is deemed to have shared voting and investment power with respect to 510 shares of Class A common stock held by the Butterfield GST Non-Exempt Marital Trust, for which Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with respect to shares of the Company's stock held therein. Such shares are also reported as beneficially owned by Michael Dunlap, the Butterfield GST Non-Exempt Marital Trust, and WRCM, and are included in the total number of shares reported as beneficially owned by each of them in this table. The business address for Ms. Butterfield is c/o Gallagher & Kennedy, 2575 East Camelback Road, Phoenix, Arizona 85016.

(6)   Ms. Butterfield has sole voting and investment power with respect to a total of 155,506 shares of Class B common stock held by Ms. Butterfield and by a family limited liability company controlled by Ms. Butterfield. Ms. Butterfield is deemed to have shared voting and investment power with respect to a total of 2,722,883 shares of Class B common stock, which include (i) 1,586,691 shares owned by UFS, of which the Butterfield GST Non-Exempt Marital Trust owns 50.0% of the outstanding capital stock, (ii) 197,946 shares held directly by the Butterfield GST Non-Exempt Marital Trust, for which trust Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with investment power and voting power with respect to shares of the Company's stock held by the trust, including shares of the Company's stock held indirectly through the holding of 50.0% of the outstanding capital stock of UFS, (iii) 210,047 shares held by the Butterfield GST Exempt Marital Trust, for which Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with investment power and voting power with respect to shares of the Company's stock held by the trust, (iv) a total of 508,193 shares held in six separate GRATs established by Ms. Butterfield in 2015, for which GRATs WRCM serves as investment adviser, (v) a total of 147,473 shares held in two separate GRATs established by Mr. Butterfield in 2015, for which GRATs WRCM serves as investment adviser, (vi) 28,280 shares held by a CLAT established by Mr. Butterfield, for which CLAT WRCM serves as investment adviser, (vii) a total of 36,788 shares held in two separate trusts established by Mr. Butterfield in 2015 for the benefit of Ms. Butterfield's two minor children, for which trusts WRCM serves as investment adviser, (viii) 7,265 shares held by the Estate of Stephen F. Butterfield, for which Ms. Butterfield serves as the Personal Representative, and (ix) a total of 200 shares held by Ms. Butterfield as UTMA custodian for Mr. and Ms. Butterfield's minor children. Ms. Butterfield disclaims beneficial ownership of the shares held by UFS and the trusts discussed in this footnote, except to the extent that she actually has or shares voting power or investment power with respect to such shares. The 1,586,691 shares owned by UFS are also deemed to be beneficially owned by UFS and Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table. The total of 2,715,418 shares held in trusts for which WRCM serves as investment adviser, including, with respect to the Butterfield GST Non-Exempt Marital Trust, shares held indirectly through the holding of 50.0% of the outstanding capital stock of UFS, which holds a total of 1,586,691 shares, are also deemed to be beneficially owned by WRCM and may also be deemed to be beneficially owned by Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table.

(7)   As reported in a Schedule 13G/A filed by the Butterfield GST Non-Exempt Marital Trust (on a joint basis with Ms. Butterfield) on February 13, 2023, the Butterfield GST Non-Exempt Marital Trust is deemed to have shared voting and investment power with respect to 510 shares of Class A common stock held by the Butterfield GST Non-Exempt Marital Trust, for which Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with respect to shares of the Company's stock held therein. Such shares are also reported as beneficially owned by Ms. Butterfield, WRCM, and Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table.

(8)   The Butterfield GST Non-Exempt Marital Trust is deemed to have shared voting and investment power with respect to (i) 1,586,691 shares of Class B common stock owned by UFS, of which the Butterfield GST Non-Exempt Marital Trust owns 50.0% of the outstanding capital stock, and (ii) 197,946 shares held directly by the Butterfield GST Non-Exempt Marital Trust, for which WRCM serves as investment adviser with respect to shares of the Company's stock held therein, including shares of the Company's stock held indirectly through the holding of 50.0% of the outstanding capital stock of UFS. Such shares are also reported as beneficially owned by Ms. Butterfield, WRCM, and Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table.

(9)   As reported in a Schedule 13G/A filed by Dunlap Holdings, LLC (on a joint basis with Michael Dunlap and UFS) on February 13, 2023, Dunlap Holdings, LLC, a family limited liability company which is controlled by Michael Dunlap and his family, is deemed to have shared voting and investment power with respect to 1,600,000 shares of Class B common stock that it owns. The 1,600,000 shares owned by Dunlap Holdings, LLC are also included in the total number of shares beneficially owned by Michael Dunlap as set forth in this table. Substantially all of the interests of Dunlap Holdings, LLC are held by two separate dynasty trusts established by each of Michael Dunlap

and his spouse in 2019, of which dynasty trusts Matthew Dunlap is one of three initial beneficiaries but does not have or share investment power or voting power with respect to the shares held by Dunlap Holdings, LLC.

(10) As reported in a Schedule 13G/A filed by Ms. Muhleisen on February 13, 2023, Ms. Muhleisen is deemed to have sole voting and investment power over 947,334 shares of Class A common stock held by Ms. Muhleisen. Ms. Muhleisen is deemed to have shared voting and investment power over a total of 5,009,433 shares of Class A common stock, which includes (i) 52,344 shares jointly owned by Ms. Muhleisen and her spouse, Dan D. Muhleisen, (ii) 1,171,836 shares owned by Mr. Muhleisen, (iii) 869,025 shares owned by Ms. Muhleisen's adult daughter, (iv) 681,538 shares owned by Ms. Muhleisen's adult son, (v) a total of 552,000 shares held in two separate irrevocable trusts established by Ms. Muhleisen and her spouse, of which the adult daughter and the adult son of Ms. Muhleisen and her spouse are the initial beneficiaries and for which Union Bank serves as trustee, (vi) a total of 176,030 shares held in two separate irrevocable trusts established upon the expiration of the annuity term of GRATs established by Ms. Muhleisen and her spouse, of which the adult son of Ms. Muhleisen and her spouse is the beneficiary and for which Union Bank serves as trustee, (vii) a total of 413,081 shares held by ten separate GRATs established by Ms. Muhleisen, for which WRCM serves as investment adviser, (viii) a total of 165,526 shares held by four separate GRATs established by Mr. Muhleisen, for which WRCM serves as investment adviser, (ix) a total of 20,000 shares held in two separate dynasty trusts established by Ms. Muhleisen and her spouse, of which the adult daughter and the adult son of Ms. Muhleisen and her spouse are the initial beneficiaries, and (x) shares that are owned by entities that Ms. Muhleisen may be deemed to control, consisting of a total of 908,053 shares held by Union Bank for the accounts of miscellaneous other trusts, IRAs, and investment accounts at Union Bank (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power. Ms. Muhleisen, a sister of Michael Dunlap, is a director, chairperson, president, and chief executive officer of Union Bank and is a control person of Union Bank through F&M. Ms. Muhleisen disclaims beneficial ownership of the shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, except to the extent that she actually has or shares voting power or investment power with respect to such shares. The address for Ms. Muhleisen is c/o Union Bank and Trust Company, P.O. Box 82529, Lincoln, Nebraska 68501. With respect to the number of shares beneficially owned by Ms. Muhleisen that are held by Union Bank, the number of shares set forth in this table reflects the number of shares held by Union Bank as of December 31, 2022, as reported in a Schedule 13G/A filed by Union Bank on February 13, 2023.

(11) Ms. Muhleisen is deemed to have shared voting and investment power over a total of 973,628 shares of Class B common stock that are held by Union Bank as trustee, which includes 870,170 shares held by Union Bank as trustee for a GRAT established by Michael Dunlap in 2003, and a total of 103,458 shares held by Union Bank as trustee for three separate irrevocable trusts for the benefit of three of Mr. Butterfield's children established upon the 2013 expiration of an annuity term of a GRAT previously established by Mr. Butterfield. Ms. Muhleisen disclaims beneficial ownership of the shares held by Union Bank as trustee for such GRAT and such three separate other trusts, except to the extent that Ms. Muhleisen actually has or shares voting power or investment power with respect to such shares. The total of 973,628 shares held by Union Bank as trustee for such GRAT and such three separate other trusts are also deemed to be beneficially owned by Union Bank and Michael Dunlap, and are also included in the total number of shares beneficially owned by each of them as set forth in this table.

(12) As reported in a Schedule 13G/A filed by Union Bank on February 13, 2023, Union Bank is deemed to have sole voting and investment power over 30,000 shares of Class A common stock held by the Union Bank profit sharing plan. Union Bank is deemed to have shared voting and investment power over 3,208,990 shares of Class A common stock, which includes (i) 15,000 shares held as trustee for a charitable foundation, (ii) a total of 139,096 shares held by Union Bank as trustee under a post-annuity trust and a CRUT established by Mr. Noordhoek, (iii) a total of 35,580 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by Mr. Heimes and his spouse, (iv) a total of 56,240 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by Mr. Kruger and his spouse in 2021, (v) a total of 2,330,937 shares held by Union Bank in individual accounts for Ms. Muhleisen, Mr. Muhleisen, their adult daughter, and their adult son; and (vi) a total of 632,137 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank (some of which shares may under certain circumstances be pledged as security by Union Bank's customers under the terms of the accounts) with respect to which Union Bank may be deemed to have or share voting or investment power. Union Bank disclaims beneficial ownership of such shares except to the extent that Union Bank actually has or shares voting power or investment power with respect to such shares. The address for Union Bank is P.O. Box 82529, Lincoln, Nebraska 68501; Attention: Angela L. Muhleisen, President. The number of shares of Class A common stock set forth in this table for Union Bank reflects the number of shares held by Union Bank as of December 31, 2022.

(13) Union Bank is deemed to have shared voting and investment power over a total of 973,628 shares of Class B common stock that are held by Union Bank as trustee for a GRAT established by Michael Dunlap in 2003 and as trustee for three separate irrevocable trusts for the benefit of three of Mr. Butterfield's children, as discussed in footnote (11) above. Union Bank disclaims beneficial ownership of such shares except to the extent that Union Bank actually has or shares voting power or investment power with respect to such shares.

(14) As reported in a Schedule 13G/A filed by Mr. Muhleisen on February 13, 2023, Mr. Muhleisen is deemed to have shared voting and investment power over a total of 3,688,299 shares of Class A common stock, which includes (i) 1,171,836 shares owned by Mr. Muhleisen; (ii) 52,344 shares owned jointly by Mr. Muhleisen and his spouse, Angela L. Muhleisen, (iii) 869,025 shares owned by Mr. Muhleisen's adult daughter, (iv) 681,538 shares owned by Mr. Muhleisen's adult son, (v) a total of 552,000 shares held in two separate irrevocable trusts established by Mr. Muhleisen and his spouse, of which the adult daughter and the adult son of Mr. Muhleisen and his spouse are the initial beneficiaries and for which Union Bank serves as trustee, (vi) a total of 176,030 shares held in two separate irrevocable trusts established upon the expiration of the annuity term of GRATs established by Mr. Muhleisen and his spouse, of which the adult son of Mr. Muhleisen and his spouse is the beneficiary and for which Union Bank serves as trustee, (vii) a total of 165,526 shares held by four separate GRATs established by Mr. Muhleisen, for which WRCM serves as investment adviser, and (viii) a total of 20,000 shares held in dynasty trusts established by Mr. Muhleisen and his spouse, of which the adult daughter and the adult son of Mr. Muhleisen and his spouse are the initial beneficiaries. All of the shares included as beneficially owned by Mr. Muhleisen are also included in the total number of shares beneficially owned by Ms. Muhleisen as set forth in this table, and the total of 165,526 shares held by four separate GRATs established by Mr. Muhleisen for which WRCM serves as investment adviser are also included in the total number of shares beneficially owned by WRCM as set forth in this table. Mr. Muhleisen disclaims beneficial ownership of the shares held in the trusts discussed above, except to the extent that he actually has or shares voting power or investment power with respect to such shares. The address for Mr. Muhleisen is 6321 Doecreek Circle, Lincoln, Nebraska 68516.

(15) On February 10, 2023, Dimensional Fund Advisors LP ("Dimensional") filed a Schedule 13G/A indicating that they beneficially owned 8.0% of the Company's Class A common stock as of December 30, 2022, with sole voting power over a total of 2,088,219 shares and sole dispositive power over a total of 2,116,181 shares. The amount set forth in this table reflects the number of shares reported in the Schedule 13G/A. Dimensional acts as investment advisor and manager to certain funds, and indicated that all shares reported in their 13G/A were owned by such funds. The address of Dimensional is 6300 Bee Cave Road, Building One, Austin, Texas 78746.

(16) On March 21, 2022, Magnolia Capital Fund, LP ("MCF") filed a Schedule 13D (on a joint basis with The Magnolia Group, LLC ("TMG") and Adam K. Peterson) indicating that MCF directly owned 7.01% of the Company's Class A common stock, with sole voting power over 1,900,000 shares and sole dispositive power over 1,900,000 shares. The amount set forth in this table reflects the number of shares reported in the Schedule 13D. TMG is a registered investment advisor and is the general partner of MCF, and Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the 1,900,000 shares held directly by MCF and, as a result, may be deemed to be indirect beneficial owners of such shares. TMG and Mr. Peterson disclaim beneficial ownership of such shares. The address of MCF, TMG, and Mr. Peterson is 1601 Dodge Street, Suite 3300, Omaha, Nebraska 68102. For information on shares held directly by Mr. Peterson, see footnote (28) below.

(17) As reported in a Schedule 13G/A filed by Deborah Bartels on February 13, 2023, Ms. Bartels (a sister of Michael Dunlap and Ms. Muhleisen) has sole voting and dispositive power over 1,195,855 shares of Class A common stock held by Ms. Bartels. Ms. Bartels is deemed to have shared voting and dispositive power over a total of 668,322 shares of Class A common stock, which includes (i) a total of 118,807 shares held in managed agency accounts for Ms. Bartels and her spouse by Union Bank; (ii) 115,965 shares held by Ms. Bartels' spouse; (iii) a total of 71,180 shares held by Union Bank as trustee for certain irrevocable trusts for the benefit of the adult sons of Ms. Bartels and her spouse ("Post-GRAT Trusts") established in connection with the expiration of the annuity term of GRATs established by Ms. Bartels and her spouse; (iv) a total of 160,000 shares held by Union Bank as trustee for certain irrevocable trusts established by Ms. Bartels and her spouse, of which the adult sons of Ms. Bartels and her spouse are the initial beneficiaries (the "2012 Dynasty Trusts"); and (v) a total of 202,370 shares held in certain tax and estate planning trusts established by Ms. Bartels and her spouse in 2020, of which the adult sons of Ms. Bartels and her spouse and another family member are the initial beneficiaries (the "2020 Dynasty Trusts"). Ms. Bartels disclaims beneficial ownership of the shares held in the Post-GRAT Trusts, the 2012 Dynasty Trusts, and the 2020 Dynasty Trusts, except to the extent that she actually has or shares voting power or dispositive power with respect to such shares. The total of 349,987 shares held in the managed agency accounts, the Post-GRAT Trusts, and the 2012 Dynasty Trusts may also be deemed to be beneficially owned by Union

Bank, Michael Dunlap, and Ms. Muhleisen, and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(18)   As reported in a Schedule 13G/A filed by WRCM on February 13, 2023, WRCM is deemed to have shared voting and investment power with respect to a total of 579,117 shares of Class A common stock, which includes (i) a total of 578,607 shares held by the total of fourteen separate GRATs established by Ms. Muhleisen and Mr. Muhleisen as discussed above in footnotes (10) and (14), respectively; and (ii) 510 shares held by the Butterfield GST Non-Exempt Marital Trust as discussed above in footnote (7). Under the trusts, WRCM, an SEC-registered investment adviser, serves as investment adviser with investment and voting power with respect to shares of the Company's stock held by the trusts. WRCM is not a beneficiary of any of the trusts. WRCM is a majority owned subsidiary of the Company, and the total of 579,117 shares of Class A common stock may also be deemed to be beneficially owned by Michael Dunlap, and are included in the total number of shares beneficially owned by Michael Dunlap as set forth in this table. The 510 shares of Class A common stock held by the Butterfield GST Non-Exempt Marital Trust may also be deemed to be beneficially owned by Ms. Butterfield, and are included in the total number of shares beneficially owned by Ms. Butterfield as set forth in this table.

(19)   WRCM is deemed to have shared voting and investment power with respect to 7,295,528 shares of Class B common stock, including shares held in two separate GRATs and three separate other irrevocable trusts established by Michael Dunlap in 2011, three separate post-annuity irrevocable trusts established under GRATs established by Michael Dunlap in 2011 in connection with the expiration of the annuity terms of such GRATs, four separate GRATs established by Michael Dunlap's spouse in 2015, six separate post-annuity irrevocable trusts established under two separate other GRATs in connection with the 2020 expiration of the annuity terms of such other GRATs that were established by Michael Dunlap's spouse in 2015, six separate GRATs established by Michael Dunlap in 2020, six separate GRATs established by Michael Dunlap's spouse in 2020, six separate GRATs established by Ms. Butterfield in 2015, two separate GRATs established by Mr. Butterfield in 2015, two separate trusts established by Mr. Butterfield in 2015 for the benefit of Ms. Butterfield's two minor children, a CLAT established by Mr. Butterfield, the Butterfield GST Non-Exempt Marital Trust, the Butterfield GST Exempt Marital Trust, and two separate trusts for the benefit of two of Mr. Butterfield's children established under the restated agreement for the Stephen F. Butterfield Revocable Living Trust. Under the trusts, WRCM serves as investment adviser with voting and investment power with respect to shares of the Company's stock held by the trusts, including, with respect to the Butterfield GST Non-Exempt Marital Trust, shares of the Company's stock held indirectly through the holding of 50.0% of the outstanding capital stock of UFS, which holds a total of 1,586,691 shares of Class B common stock. WRCM is not a beneficiary of any of the trusts. The shares deemed to be beneficially owned by WRCM may also be deemed to be beneficially owned by Michael Dunlap, and the shares held in the eight separate GRATs established by Ms. Butterfield and Mr. Butterfield in 2015, the two separate trusts established by Mr. Butterfield in 2015 for the benefit of Ms. Butterfield's two minor children, the CLAT established by Mr. Butterfield, the Butterfield GST Non-Exempt Marital Trust, and the Butterfield GST Exempt Marital Trust are also reported as beneficially owned by Ms. Butterfield. For additional information regarding the shares held in trusts established by Michael Dunlap and his spouse, and the shares held in trusts established by or with respect to Ms. Butterfield and Mr. Butterfield, see footnotes (4) and (6), respectively, above.

(20)   As reported in a Schedule 13G/A filed by UFS (on a joint basis with Michael Dunlap and Dunlap Holdings, LLC) on February 13, 2023, UFS is deemed to have shared voting and investment power with respect to 1,586,691 shares of Class B common stock that it owns. The address for UFS is 502 East John Street, Carson City, Nevada 89706. Michael Dunlap and the Butterfield GST Non-Exempt Marital Trust each own 50.0% of the outstanding capital stock of UFS, and the 1,586,691 shares of Class B common stock owned by UFS are also reported as beneficially owned by each of Michael Dunlap, Ms. Butterfield, the Butterfield GST Non-Exempt Marital Trust, and WRCM, and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(21)   Includes (i) a total of 35,580 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by Mr. Heimes and his spouse, (ii) 122,550 shares held by a revocable trust established by Mr. Heimes, (iii) 50,000 shares held by a revocable trust established by Mr. Heimes' spouse, and (iv) 2,297 shares owned by Mr. Heimes' spouse. A total of 50,000 shares are pledged as collateral for a line of credit agreement, under which no amount was drawn as of February 28, 2023. Mr. Heimes is deemed to have shared voting and investment power with respect to the total of 35,580 shares held by Union Bank as trustee, and such shares may

also be deemed to be beneficially owned by Union Bank, Michael Dunlap, and Ms. Muhleisen and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(22) Includes (i) 2,908 shares jointly owned by Mr. Kruger and his spouse, (ii) a total of 56,240 shares held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by Mr. Kruger and his spouse in 2021, (iii) 45,192 shares held by a revocable trust established by Mr. Kruger, (iv) 45,000 shares held by a revocable trust established by Mr. Kruger's spouse, and (v) 1,880 shares owned by Mr. Kruger's spouse. Mr. Kruger is deemed to have shared voting and investment power with respect to the total of 56,240 shares held by Union Bank as trustee, and such shares may also be deemed to be beneficially owned by Union Bank, Michael Dunlap, and Ms. Muhleisen and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(23) Includes (i) 311,008 shares held by Mr. Noordhoek’s restated revocable trust dated August 9, 2016, (ii) 126,462 shares held by Union Bank as trustee under an irrevocable trust established upon the expiration of the annuity term of a GRAT established by Mr. Noordhoek in 2003, and (iii) 12,634 shares held by Union Bank as trustee under a CRUT established by Mr. Noordhoek. Mr. Noordhoek is deemed to have shared voting and investment power with respect to the total of 139,096 shares held by Union Bank as trustee under the post-annuity trust and the CRUT, and such shares may also be deemed to be beneficially owned by Union Bank, Michael Dunlap, and Ms. Muhleisen and are included in the total number of shares beneficially owned by each of them as set forth in this table.

(24) Includes 1,000 shares held by an individual retirement account for a member of Ms. Bansal's immediate family who lives in the same household as Ms. Bansal. Ms. Bansal disclaims beneficial ownership of such shares.

(25) Matthew Dunlap directly holds 9,669 shares of Class A common stock and 100 shares of Class B common stock. Matthew Dunlap may be deemed to have shared voting and dispositive power with respect to 4,160 of the shares of Class A common stock and the 100 shares of Class B common stock he holds, and such shares may also be deemed to be beneficially owned by Michael Dunlap and are included in the total number of shares beneficially owned by Michael Dunlap as set forth in this table. For additional information regarding shares beneficially owned by Michael Dunlap and Dunlap Holdings, LLC in which Matthew Dunlap has an interest by virtue of being a beneficiary of various trusts, but with respect to which shares Matthew Dunlap does not have or share voting power or dispositive power and thus is not deemed to beneficially own such shares, see footnotes (3), (4) and (9) above.

(26) Includes 31,320 shares that Ms. Farrell has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(27) Includes (i) 48,958 shares that Mr. Henning has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan, and (ii) 3,102 shares owned by Mr. Henning's spouse.

(28) Includes 3,138 shares that Mr. Peterson has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan. See footnote (16) above with respect to the 1,900,000 shares of the Company’s Class A common stock held by MCF, which shares may be deemed to be indirectly beneficially owned by Mr. Peterson.

(29) Includes 55,610 shares that Ms. Rath has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(30) Includes 2,354 shares that Ms. Van Deun has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

Additional Beneficial Ownership Information for Michael S. Dunlap, Shelby J. Butterfield, and Angela L. Muhleisen
As of February 28, 2023

Name		Number of shares beneficially owned			Percentage of shares beneficially owned (1)			Percentage of combined voting power of all classes of stock (2)
		Class A	Class B	Total	Class A	Class B	Total	
Michael S. Dunlap:	(3)							
Shares held directly by Michael Dunlap and his spouse		1,839,574	501,255	2,340,829	7.0 %	4.7 %	6.3 %	5.1 %
Shares held by Dunlap Holdings, LLC	(4)	—	1,600,000	1,600,000	—	15.0 %	4.3 %	12.0 %
Shares held by Union Bank for 2003 Dunlap GRAT	(5)	—	870,170	870,170	—	8.2 %	2.3 %	6.5 %
Shares held by WRCM-managed 2011 Dunlap GRATs and other trusts	(6)	—	2,257,934	2,257,934	—	21.2 %	6.1 %	17.0 %
Shares held by WRCM-managed 2015 Dunlap GRATs and post-annuity trusts	(6)	—	1,947,781	1,947,781	—	18.3 %	5.2 %	14.6 %
Shares held by WRCM-managed 2020 Dunlap GRATs	(6)	—	365,373	365,373	—	3.4 %	*	2.7 %
All of the shares held by 50%-owned UFS	(7)	—	1,586,691	1,586,691	—	14.9 %	4.3 %	11.9 %
Shares held by WRCM-managed Butterfield trusts	(6)	510	1,137,749	1,138,259	*	10.7 %	3.1 %	8.5 %
Shares held by WRCM-managed Muhleisen GRATs	(6)	578,607	—	578,607	2.2 %	—	1.6 %	*
Shares held by Union Bank for other persons:	(5)							
For Muhleisen accounts		2,330,937	—	2,330,937	8.8 %	—	6.3 %	1.8 %
For Bartels accounts	(8)	349,987	—	349,987	1.3 %	—	*	*
For Butterfield trusts		—	103,458	103,458	—	*	*	*
For Noordhoek trusts	(9)	139,096	—	139,096	*	—	*	*
For Heimes trusts	(10)	35,580	—	35,580	*	—	*	*
For Kruger trusts	(11)	56,240	—	56,240	*	—	*	*
For other accounts		327,150	—	327,150	1.2 %	—	*	*
Other shares	(12)	7,358	500	7,858	*	*	*	*
Totals for Michael S. Dunlap		5,665,039	10,370,911	16,035,950	21.4 %	97.2 %	43.2 %	82.1 %
Shelby J. Butterfield:	(13)							
Shares held directly by Ms. Butterfield		—	155,506	155,506	—	1.5 %	*	1.2 %
All of the shares held by 50%-owned UFS	(7)	—	1,586,691	1,586,691	—	14.9 %	4.3 %	11.9 %
Shares directly held by WRCM-managed Butterfield trusts	(6)	510	1,128,727 (14)	1,129,237	*	10.6 %	3.0 %	8.5 %
Shares held by Stephen F. Butterfield Estate		—	7,265	7,265	—	*	*	*
Other shares		—	200	200	—	*	*	*
Totals for Shelby J. Butterfield		510	2,878,389	2,878,899	*	27.0 %	7.8 %	21.6 %
Angela L. Muhleisen:	(15)							
Shares held directly by Ms. Muhleisen and her spouse		2,171,514	—	2,171,514	8.2 %	—	5.8 %	1.6 %
Shares held by WRCM-managed Muhleisen GRATs	(6)	578,607	—	578,607	2.2 %	—	1.6 %	*
Shares held by Union Bank for other Muhleisen accounts		2,278,593	—	2,278,593	8.6 %	—	6.1 %	1.7 %
Shares held by Muhleisen dynasty trusts		20,000	—	20,000	*	—	*	*

Name		Number of shares beneficially owned			Percentage of shares beneficially owned (1)			Percentage of combined voting power of all classes of stock (2)
		Class A	Class B	Total	Class A	Class B	Total	
Shares held by Union Bank for other persons:	(5)							
For 2003 Dunlap GRAT		—	870,170	870,170	—	8.2 %	2.3 %	6.5 %
For Bartels accounts	(8)	349,987	—	349,987	1.3 %	—	*	*
For Butterfield trusts		—	103,458	103,458	—	*	*	*
For Noordhoek trusts	(9)	139,096	—	139,096	*	—	*	*
For Heimes trusts	(10)	35,580	—	35,580	*	—	*	*
For Kruger trusts	(11)	56,240	—	56,240	*	—	*	*
For other accounts		327,150	—	327,150	1.2 %	—	*	*
Totals for Angela L. Muhleisen		5,956,767	973,628	6,930,395	22.5 %	9.1 %	18.7 %	11.8 %

* Less than 1%.

(1) Based on 26,463,954 shares of Class A common stock and 10,668,460 shares of Class B common stock outstanding as of February 28, 2023.

(2) These percentages reflect the different voting rights of the Company's Class A common stock and Class B common stock under the Company's Articles of Incorporation. Each share of Class A common stock has one vote and each share of Class B common stock has ten votes on all matters to be voted upon by the Company's shareholders.

(3) See footnotes (3) and (4) with respect to the line item for Michael S. Dunlap ("Michael Dunlap") in the Beneficial Ownership table above.

(4) See footnote (9) with respect to the line item for Dunlap Holdings, LLC in the Beneficial Ownership table above.

(5) Union Bank and Trust Company ("Union Bank") is indirectly controlled by Michael Dunlap and his sister Angela L. Muhleisen through Farmers & Merchants Investment Inc. ("F&M"). See footnotes (12) and (13) with respect to the line item for Union Bank in the Beneficial Ownership table above.

(6) Whitetail Rock Capital Management, LLC ("WRCM") is a majority-owned subsidiary of the Company. See footnotes (18) and (19) with respect to the line item for WRCM in the Beneficial Ownership table above.

(7) Union Financial Services, Inc. ("UFS") is 50.0% owned by Michael Dunlap and 50.0% owned by the Stephen F. Butterfield GST Non-Exempt Marital Trust (the "Butterfield GST Non-Exempt Marital Trust"). See footnote (20) with respect to the line item for UFS in the Beneficial Ownership table above. See also footnotes (7) and (8) with respect to the line item for the Butterfield GST Non-Exempt Marital Trust in the Beneficial Ownership table above.

(8) Deborah Bartels is a sister of Michael Dunlap and Ms. Muhleisen. See footnote (17) with respect to the line item for Ms. Bartels in the Beneficial Ownership table above.

(9) See footnote (23) with respect to the line item for Jeffrey R. Noordhoek in the Beneficial Ownership table above.

(10) See footnote (21) with respect to the line item for Terry J. Heimes in the Beneficial Ownership table above.

(11) See footnote (22) with respect to the line item for James D. Kruger in the Beneficial Ownership table above.

(12) Includes 4,160 shares of Class A common stock and 100 shares of Class B common stock held directly by Matthew W. Dunlap, a son of Michael Dunlap. See footnote (25) with respect to the line item for Matthew W. Dunlap in the Beneficial Ownership table above.

(13) See footnotes (5) and (6) with respect to the line item for Ms. Butterfield in the Beneficial Ownership table above.

(14) Excludes shares held in WRCM-managed trusts for the benefit of Stephen F. Butterfield's adult children from his first marriage.

(15) See footnotes (10) and (11) with respect to the line item for Ms. Muhleisen in the Beneficial Ownership table above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Transactions with Related Parties

The Company has adopted written policies and procedures providing that the Nominating and Corporate Governance Committee will conduct a reasonable prior review and oversight of all related party transactions for potential conflicts of interest and will prohibit such a transaction if it determines the transaction to be inconsistent with the interests of the Company and its shareholders. For purposes of these policies and procedures, a "related party transaction" means any transaction, arrangement, or relationship, or series of similar transactions, arrangements, or relationships (including any indebtedness or guarantee of indebtedness) required to be disclosed by Item 404 of SEC Regulation S-K, because (i) the Company is a participant, (ii) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, and (iii) a related party has or will have a direct or indirect material interest. In addition, a "related party" means (i) any of the Company's directors, executive officers, or nominees for director, (ii) any shareholder that beneficially owns more than five percent of the Company's outstanding shares of common stock, and (iii) an immediate family member of any of the foregoing. The Nominating and Corporate Governance Committee approves only those transactions that it determines in good faith are in, or are not inconsistent with, the best interests of the Company and its shareholders. The Nominating and Corporate Governance Committee may, in its discretion, also submit certain transactions which it has approved to the full Board of Directors for the Board's approval as well, where it deems appropriate.

In determining whether to approve a related party transaction, the Nominating and Corporate Governance Committee reviews the material terms and facts of the transaction and takes into account the factors it deems appropriate, which may include, among others, the purpose and timing of, and the potential benefits and risks to the Company of, the transaction, the availability of other sources for comparable products or services, the impact on a director's independence in the event the related party is a director, and the extent of the related party's interest in the transaction. If a related party transaction is ongoing, the Nominating and Corporate Governance Committee continues oversight of the transaction and reviews and assesses ongoing relationships with the related party on at least an annual basis to verify that they comply with the policies and remain appropriate.

All approved related party transactions are communicated to the full Board of Directors by the Chairman of the Nominating and Corporate Governance Committee, or his designee. Michael Dunlap beneficially owns shares representing 82.1% of the combined voting power of the Company's shareholders as of February 28, 2023. Because of his beneficial ownership, Michael Dunlap can effectively elect each member of the Board of Directors, including all members of the Nominating and Corporate Governance Committee, and has the power to defeat or remove each member.

Although there is no formal requirement for executive management of the Company to approve related party transactions, executive management reviews all related party transactions. Upon reviewing related party transactions, executive management takes into account the factors it deems appropriate, which may include, among others, the benefits to the Company, the availability of other sources for comparable products or services, the impact on a director's independence in the event the related person is a director, and the extent of the related person's interest in the transaction. As Executive Chairman and controlling shareholder of the Company, Michael Dunlap effectively has control over each member of the Company's executive management, who were initially hired by Michael Dunlap and can be fired or otherwise penalized at his direction.

During 2022, the Company entered into certain transactions and had business arrangements with Union Bank and Trust Company, Farmers & Merchants Investment Inc. ("F&M"), Michael Dunlap, Hudl, Assurity Life Insurance Company ("Assurity"), trusts associated with Shelby J. Butterfield, and various Ameritas entities. These transactions were reviewed and approved by the Nominating and Corporate Governance Committee and reviewed by executive management. Union Bank and Trust Company, F&M, Hudl, Assurity, Ms. Butterfield, and the Ameritas entities are related persons as discussed below. We cannot affirm whether or not the fees and terms of each transaction are substantially the same terms as those prevailing at the time for transactions with persons that do not have a relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company). However, all related party transactions are based on available market information for comparable assets, products, and services and are extensively negotiated.

- *Union Bank and Trust Company* and *Farmers & Merchants Investment Inc.* - Union Bank is controlled by F&M, which owns 81.5% of Union Bank's common stock and 15.5% of Union Bank's non-voting non-convertible preferred stock. Certain grantor retained annuity trusts established by Michael Dunlap, a significant shareholder, Executive Chairman, and a member of the Board of Directors of the Company, and his spouse, own a total of 50.4% of the outstanding voting common stock of F&M, and a certain grantor retained annuity trust established by Michael Dunlap's sister, Angela L. Muhleisen, owns 49.2% of the outstanding voting common stock of F&M. In addition, Michael Dunlap and his family and Ms. Muhleisen and her family own a total of 8.9% and 7.9%, respectively, of F&M's outstanding non-voting preferred stock, which amounts are convertible into shares of F&M common stock which would currently represent an additional 3.0% and 2.8%, respectively, of F&M's outstanding common stock on an as converted basis. Michael Dunlap serves as a Director and Chairman of F&M, and as a Director of Union Bank.

Ms. Muhleisen serves as a Director and Chief Executive Officer of F&M and as a Director, Chairperson, President, and Chief Executive Officer of Union Bank. Union Bank is deemed to have beneficial ownership of a significant number of shares of Nelnet because it serves in a capacity of trustee or account manager for various trusts and accounts holding shares of the Company, and may share voting and/or investment power with respect to such shares. At February 28, 2023, Union Bank was deemed to beneficially own 11.3% of the Company's common stock. The stock holdings of Union Bank are deemed to be beneficially owned by both Michael Dunlap and Ms. Muhleisen. At February 28, 2023, Michael Dunlap beneficially owned 43.2% of the Company's outstanding common stock and Ms. Muhleisen beneficially owned 18.7% of the Company's outstanding common stock.

- *North Central Bancorp, Inc. ("NCB")* - F&M owns 19.7% of NCB's class A voting stock. Michael Dunlap is the Vice Chairman of the Board of Directors and Matthew Dunlap is a member of the Board of Directors. Michael Dunlap also owns approximately 1% and Ms. Muhleisen owns 3% of NCB's class A voting stock.

- *Farm and Home Insurance Agency, Inc. ("F&H")* - Central Agency Inc. owns 42.5% of F&H's Class A voting shares and has 33.3% combined legal ownership of the entity. Ms. Muhleisen and her family and Michael Dunlap and his family own 46.3% and 24.2%, respectively, of Central Agency Inc.

- *Infovisa, Inc.* - Infovisa, Inc. is controlled by F&M, which owns 83.8% of the entity's common stock, and Michael Dunlap is the Chairman of the Board of Directors.

- *Hudl* - Hudl is an online video and coaching tools software company for athletes of all levels, of which Mr. Graff, who has served on the Company's Board of Directors since 2014, is CEO, co-founder, and a director.

- *Assurity* - Assurity is a company which offers a variety of disability income and critical illness protection, life insurance, and annuity products, of which Mr. Henning, who has served on the Company's Board of Directors since 2003, was President and CEO until becoming Non-Executive Chairman on January 1, 2022, and served in that capacity until his retirement from Assurity's board of directors effective December 31, 2022.

- *Ms. Butterfield* - Ms. Butterfield is a significant shareholder of the Company, and is also a co-trustee of the Stephen F. Butterfield GST Non-Exempt Marital Trust (the "Butterfield GST Non-Exempt Marital Trust"), which is also a significant shareholder of the Company. As of February 28, 2023, Ms. Butterfield and the Butterfield GST Non-Exempt Marital Trust beneficially owned 7.8% and 4.8%, respectively, of the Company's outstanding common stock.

- *Ameritas* - Ameritas Mutual Holding Company, Ameritas Holding Company, and Ameritas Life Insurance Corp. (collectively referred to herein as "Ameritas") are entities based in Lincoln, Nebraska that offer a wide range of insurance and financial products and services to individuals, families, and businesses. Mr. Abel served as chair of Ameritas Mutual Holding Company and Ameritas Holding Company, and as a director of Ameritas Life Insurance Corp, until his retirement from such boards in May of 2022. Mr. Abel retired from Nelnet's Board of Directors effective March 17, 2022.

Transactions with Union Bank

The Company has entered into certain contractual arrangements with Union Bank. These transactions include:

- Loan purchases - During 2022, the Company purchased $8.1 million (par value) of private education loans from Union Bank. The net premium paid by the Company on these loan acquisitions was $0.2 million.

  In addition, the Company has an agreement with Union Bank in which the Company provides marketing, origination, and loan servicing services to Union Bank related to private education loans. Union Bank paid $0.1 million in marketing fees to the Company in 2022 under this agreement.

- Loan servicing - As of December 31, 2022, the Company serviced $203.4 million of loans for Union Bank. Servicing and origination fee revenue earned by the Company from servicing loans for Union Bank was $0.4 million for the year ended December 31, 2022.

- Funding - Participation Agreements

  - The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans. The Company uses this facility as a source to fund FFELP student loans. As of December 31, 2022, $734.7 million of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short term basis. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $900 million or an amount in excess of $900 million if mutually agreed to by both parties.

- In addition, the Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loan asset-backed securities. As of December 31, 2022, $395.4 million of student loan asset-backed securities were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days' notice. The Company can participate student loan asset-backed securities to Union Bank to the extent of availability under the grantor trusts, up to $400.0 million or an amount in excess of $400.0 million if mutually agreed to by both parties. Student loan asset-backed securities under this agreement have been accounted for by the Company as a secured borrowing.

- Funding - Real Estate

  - 401 Building, LLC ("401 Building") is an entity that was established in 2015 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 50% of 401 Building. On May 1, 2018, Union Bank, as lender, received a $1.5 million promissory note from 401 Building. The promissory note carries an interest rate of 6.00% and has a maturity date of December 1, 2032.

  - 330-333, LLC ("330-333") is an entity that was established in 2016 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 50% of 330-333. On October 22, 2019, Union Bank, as lender, received a $162,000 promissory note from 330-333. The promissory note carries an interest rate of 6.00% and has a maturity date of December 1, 2032.

  - 12100.5 West Center, LLC ("West Center") is an entity that was established in 2016 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Omaha, Nebraska. The Company owns 33.33% of West Center. On October 29, 2019, Union Bank, as lender, received a $2.9 million promissory note from West Center. The promissory note carries an interest rate of 3.85% and has a maturity date of October 30, 2024.

  - TDP Phase III ("TDP") is an entity that was established in 2015 for the sole purpose of acquiring, developing, and owning a commercial real estate property in Lincoln, Nebraska. The Company owns 25% of TDP. On December 30, 2022, Union Bank, as lender, received a $20.0 million promissory note from TDP. The promissory note carries an interest rate of 5.85% and has a maturity date of January 1, 2028.

- Funding - Nelnet Renewable Energy

  - Nelnet Renewable Energy is the Company's operating segment that invests in solar tax equity investments and originates, acquires, finances, owns, and manages solar development projects. Union Bank has provided funding for several Nelnet Renewable Energy properties and solar fields. As of December 31, 2022, the total amount outstanding on such loans was approximately $6.2 million, with interest rates ranging from 3.55% to 6.05% and maturity dates ranging from March 1, 2024 to November 15, 2030. During 2022, Union Bank also made certain tax equity investments in such renewable energy solar partnerships; see "Solar Transactions" below for additional detail.

- Operating cash - The majority of the Company's cash operating bank accounts are maintained at Union Bank. The Company also invests cash in the Short term Federal Investment Trust (STFIT) of the Student Loan Trust Division of Union Bank, which the Company uses as operating cash accounts and accounts to hold customer funds as a loan servicer and payments provider before remitting such funds to lending entities and schools, respectively. As of December 31, 2022, the Company had $362.0 million deposited at Union Bank in operating accounts or invested in the STFIT. Interest income earned from cash deposited in these accounts for the year ended December 31, 2022 was $1.2 million.

- 529 Plan administration - The Company provides certain 529 Plan administration services to certain college savings plans (the "College Savings Plans") through a contract with Union Bank, as the program manager. Union Bank is entitled to a fee as program manager pursuant to its program management agreement with the College Savings Plans. In 2022, the Company received fees of $2.1 million from Union Bank related to the Company's administration services provided to the College Savings Plans.

  Additionally, Union Bank, as the program manager for the College Savings Plans, has agreed to allocate plan bank deposits to Nelnet Bank. As of December 31, 2022, Nelnet Bank had $355.3 million in deposits from the funds offered under the College Savings Plans.

- Lease arrangements - Union Bank leases approximately 4,100 square feet of office space in the Company's corporate headquarters building. During 2022, Union Bank paid the Company approximately $82,000 for rent. The lease agreement expires on June 30, 2023.

- Other fees paid to Union Bank - During 2022, the Company paid Union Bank approximately $177,000 in cash and flexible spending accounts management, trustee and health savings account maintenance fees, including investment custodial and correspondent services for Nelnet Bank.

- Other fees received from Union Bank - During 2022, the Company received approximately $342,000 from Union Bank related to employee sharing arrangements.

- Investment services - Union Bank has established various trusts whereby Union Bank serves as trustee for the purpose of purchasing, holding, managing, and selling investments in student loan asset-backed securities. WRCM, an SEC registered investment advisor and a majority owned subsidiary of the Company, has a management agreement with Union Bank, under which WRCM performs various advisory and management services on behalf of Union Bank with respect to investments in securities by the trusts, including identifying securities for purchase or sale by the trusts. The agreement provides that Union Bank will pay to WRCM annual fees of 10 basis points to 25 basis points on the outstanding balance of the investments in the trusts. As of December 31, 2022, the outstanding balance of investments in the trusts was $2.6 billion. In addition, Union Bank will pay additional fees to WRCM which equal a share of the gains from the sale of securities from the trusts or securities being called prior to the full contractual maturity. During 2022, the Company earned $4.9 million of fees under this agreement.

  WRCM also has management agreements with Union Bank under which it is designated to serve as investment advisor with respect to the assets (principally Nelnet stock) within several trusts established by Michael Dunlap and his spouse, and Ms. Muhleisen and her spouse. Union Bank serves as trustee for the trusts. Per the terms of the agreements, Union Bank pays WRCM five basis points (annually) of the aggregate value of the assets of the trusts as of the last day of each calendar quarter. As of December 31, 2022, WRCM was the investment advisor with respect to a total of 578,607 shares and 4.6 million shares of the Company's Class A and Class B common stock, respectively, held directly by these trusts. During 2022, the Company earned approximately $216,000 of fees under these agreements.

  WRCM has established private investment funds for the primary purpose of purchasing, selling, investing, and trading, directly or indirectly, in student loan asset-backed securities, and to engage in financial transactions related thereto. Michael Dunlap, Jeffrey R. Noordhoek (Chief Executive Officer of the Company), Ms. Muhleisen and her spouse, and WRCM have invested $1.2 million, $1.1 million, $5.3 million, and $0.3 million, respectively, in certain of these funds. Based upon the current level of holdings by non-affiliated limited partners, the management agreements provide non-affiliated limited partners the ability to remove WRCM as manager without cause. WRCM earns 50 basis points (annually) on the outstanding balance of the investments in these funds, of which WRCM pays approximately 50% of such amount to Union Bank as custodian. As of December 31, 2022, the total outstanding balance of investments in these funds was $137.8 million. During 2022, the Company paid Union Bank $0.3 million as custodian of the funds.

- Defined contribution plan - Union Bank administers the Company's 401(k) defined contribution plan. Fees paid to Union Bank to administer the plan, approximately $793,000 in 2022, are paid by the plan's participants.

The net aggregate impact on the Company's consolidated statements of income for the year ended December 31, 2022 related to the transactions with Union Bank as described above was income (before income taxes) of $8.9 million.

The Company intends to maintain its relationship with Union Bank, which the Company's management believes provides certain benefits to the Company. Those benefits include Union Bank's knowledge of and experience in the FFELP industry, its willingness to provide services, and at times liquidity and capital resources, on an expedient basis, and the proximity of Union Bank to the Company's corporate headquarters located in Lincoln, Nebraska.

The majority of transactions and arrangements with Union Bank are not offered to unrelated third parties or subject to competitive bids. Accordingly, these transactions and arrangements not only present conflicts of interest, but also pose the risk to the Company's shareholders that the terms of such transactions and arrangements may not be as favorable to the Company as it could receive from unrelated third parties. Moreover, the Company may have and/or may enter into contracts and business transactions with related parties that benefit Michael Dunlap and his sister, as well as other related parties, that may not benefit the Company and/or its minority shareholders.

Transactions with Michael Dunlap

The Company owns an 82.5% interest in an aircraft due to the frequent business travel needs of the Company's executives and the limited availability of commercial flights in Lincoln, Nebraska, where the Company's headquarters are located. An entity owned by Michael Dunlap (which entity is referred to herein as "MSD") owns the remaining 17.5% interest in the same aircraft. The aircraft joint ownership agreement between the Company and MSD for this aircraft provides that it will continue in effect on a month to month basis until terminated by mutual agreement, and that MSD has the right to require the Company to purchase MSD's interest in the aircraft for an amount based on the aircraft's fair market value at that time. If the term of the joint ownership agreement is not extended by agreement of the Company and MSD, the aircraft must be sold and the net proceeds from the sale distributed to the Company and MSD in proportion to their ownership percentages. Under an aircraft maintenance agreement among the Company, MSD, and an unrelated aviation service company, the Company and MSD paid a total of $854,000 in management fees to the service company in 2022 based on the Company's and MSD's respective ownership percentages. The maintenance agreement also provides that the Company must pay for all flight operating expenses for each flight conducted on its behalf, with a corresponding obligation by MSD, and that both the Company and MSD must pay their pro-rata portion, based on actual use percentages, of the cost of maintaining the aircraft.

On June 26, 2020, Nelnet Bank, Nelnet, Inc., and Michael Dunlap (as Nelnet, Inc.'s controlling shareholder) entered into a Capital and Liquidity Maintenance Agreement and a Parent Company Agreement with the FDIC in connection with Nelnet, Inc.'s role as a source of financial strength for Nelnet Bank. As part of the Capital and Liquidity Maintenance Agreement, Nelnet, Inc. is obligated to (i) contribute capital to Nelnet Bank for it to maintain capital levels that meet FDIC requirements for a "well capitalized" bank, including a leverage ratio of capital to total assets of at least 12%; (ii) provide and maintain an irrevocable asset liquidity takeout commitment for the benefit of Nelnet Bank in an amount equal to the greater of either 10% of Nelnet Bank's total assets or such additional amount as agreed to by Nelnet Bank and Nelnet, Inc.; (iii) provide additional liquidity to Nelnet Bank in such amount and duration as may be necessary for Nelnet Bank to meet its ongoing liquidity obligations; and (iv) establish and maintain a pledged deposit of $40.0 million with Nelnet Bank.

Transactions with Hudl

Prior to 2020, the Company and Michael Dunlap, along with his children (including Matthew Dunlap), held equity ownership interests in Hudl. On May 20, 2020 and May 27, 2021, the Company made additional equity investments in Hudl of approximately $26 million and $5 million, respectively, as one of the participants in equity raises completed by Hudl. On February 6, 2023, the Company purchased stock from existing Hudl shareholders for total consideration of $31.5 million. Subsequent to the February 2023 transaction, the Company and Michael Dunlap, along with his children, currently hold total equity ownership interests in Hudl of approximately 25%. The Company's and Mr. Michael Dunlap's equity ownership interests in Hudl consist of preferred stock with certain liquidation preferences that are considered substantive.

The Company owns 25% of TDP, which is the entity that developed and owns a building in Lincoln's Haymarket District that is the headquarters for Hudl, in which Hudl is the primary tenant and Nelnet is a tenant in this building. During 2022, the Company paid Hudl approximately $158,000 to provide lunches for Nelnet's associates in Hudl's employee cafeteria.

Hudl has a $55.0 million unsecured line of credit with Union Bank, which expires on June 30, 2023.

Transactions with Assurity Life Insurance Company

During the year ended December 31, 2022, Nelnet Business Solutions paid $2.0 million to Assurity for insurance premiums for insurance on certain tuition payment plans. As part of providing the tuition payment plan insurance to Nelnet Business Solutions, Assurity entered into a reinsurance agreement with the Company's insurance subsidiary, under which Assurity paid the Company's insurance subsidiary reinsurance premiums of $1.7 million in 2022, and the Company's insurance subsidiary paid claims on such reinsurance to Assurity of $1.3 million in 2022. In addition, Assurity pays Nelnet Business Solutions a partial refund annually based on claim experience, which was approximately $51,000 in 2022.

During the year ended December 31, 2022, the Company made available to its employees certain voluntary insurance products through Assurity. Premiums are paid by participants and are remitted to Assurity by the Company on behalf of the participants. The Company remitted to Assurity approximately $785,000 in premiums related to these products during 2022.

Both the aggregate of the payments made by the Company to Assurity during 2022, and the aggregate of the payments received by the Company from Assurity during 2022, were less than 2% of Assurity's gross revenues for 2022.

Transactions with Butterfield Trusts

WRCM has management agreements with Union Bank under which it is designated to serve as investment advisor with respect to the Nelnet stock within several trusts established by Ms. Butterfield and Stephen F. Butterfield (who passed away in 2018). Union Bank serves as trustee for the trusts. Per the terms of the agreements, Union Bank pays WRCM five basis points (annually) of the aggregate value of the Nelnet stock in the trusts as of the last day of each calendar quarter. As of December 31, 2022, WRCM was the investment advisor with respect to a total of 510 shares and 1.9 million shares of the Company's Class A and Class B common stock, respectively, held directly and indirectly by these trusts and for which WRCM is compensated under these agreements. During 2022, the Company earned approximately $98,000 of fees under these agreements.

Transactions with Ameritas

The Company and Ameritas have each invested approximately $800,000 for a 50% ownership interest in BenefitEd, a joint venture started in 2017 to help employers offer student loan repayment as an employee benefit by directly contributing toward an employee's student loan balance. The Company does not consolidate or control BenefitEd. The Company provides accounting and payment processing services to BenefitEd, and Ameritas provides marketing services. The total value of these services for the year to date period ended March 17, 2022 was approximately $51,000 and $4,000, respectively.

The Company uses Ameritas Life Insurance Corp. to process claims related to the dental insurance plan the Company makes available to its employees and of which the Company self-insures. The fees paid to Ameritas Life Insurance Corp. in the year to date period ended March 17, 2022 was approximately $42,000.

The Company and Ameritas have co-investments in certain real estate projects focused on the development of commercial and multi-family properties throughout the United States. As of December 31, 2022, the book value of the Company's co-investments in these projects was $0.2 million. Additionally, as part of the co-investment transactions with Ameritas, the Company and Ameritas entered into an agreement under which the Company pays Ameritas a management fee related to each real estate project. The total fee paid to Ameritas under this agreement for the year to date period ended March 17, 2022 was approximately $23,000.

Ameritas owns a building in Lincoln, Nebraska where the Company leases approximately 49,000 square feet of office space. During the year to date period ended March 17, 2022, the Company paid Ameritas approximately $213,000 in rent for this space.

Solar Transactions

The Company has made numerous tax equity investments in renewable energy solar partnerships to support the development and operations of solar projects throughout the country, alongside tax equity investments in such projects syndicated to third-party investors. These investments provide a federal income tax credit, currently at 26% (for projects commencing construction in 2020-2023) and 30% (for projects commencing construction prior to 2020) of the eligible project cost. The investments are made through Company-managed limited liability companies that invest in the projects, and as part of these transactions the Company receives management and performance fees under management agreements for the transactions.

During 2022, portions of various of the Company's solar tax equity investment transactions were syndicated among Union Bank, F&M, Ameritas, Assurity, NCB, Infovisa, and F&H as co-investors, along with other unrelated third-party investors. As of December 31, 2022, the total amount of tax equity investments in these transactions was $82.5 million, and the total amounts invested by the Company, Union Bank, F&M, Ameritas, Assurity, NCB, Infovisa, and F&H were $17.2 million, $4.9 million, $18.1 million, $5.0 million, $8.8 million, $6.1 million, $1.1 million, and $0.5 million, respectively. The relative co-investment percentage by the Company in these transactions varied by transaction, ranging from 2% to 46%, and the participation and relative co-investment percentages by Union Bank, F&M, Ameritas, Assurity, NCB, Infovisa, and F&H also varied by transaction. The total fees earned by the Company during 2022 from these transactions that were allocable to Union Bank, F&M, Ameritas, Assurity, NCB, Infovisa, and F&H were $66,568, $123,077, $9,615, $67,956, $30,769, $8,369, and $3,846, respectively.

Other Employment Relationships

Mr. Cintani, who served on the Company's Board of Directors until his passing on December 10, 2022, has a son, Brian Cintani, 46, who is employed by the Company as an experienced financial analyst in the Company's capital markets group. During the year ended December 31, 2022, Brian Cintani's total compensation was less than $250,000. Brian Cintani has been employed by the Company since 2002 and his employment preceded Mr. Cintani's service as a director which began in May 2012.

Matthew Dunlap, who was appointed to the Board in March 2022, is currently employed by the Company as Chief Business Development Officer, and prior to March 2022, as a Managing Director in the Nelnet Business Solutions operating segment. Matthew Dunlap's father is Michael Dunlap. During the year ended December 31, 2022, Matthew Dunlap's total compensation was approximately $880,000, which includes (i) the $205,167 in director fees reported in the Director Compensation Table for Fiscal Year 2022, and (ii) approximately $188,000 representing the grant date fair value of 2,250 shares of Class A common stock awarded under the Company's Restricted Stock Plan on March 10, 2022, of which such shares vest over a period of ten years. Matthew Dunlap has been employed by the Company since 2017.

AUDIT COMMITTEE REPORT

Report of the Board Audit Committee

The Audit Committee of the Board of Directors (the "Committee") is responsible for the oversight of the integrity of the Company's consolidated financial statements, the Company's system of internal control over financial reporting, the Company's policy standards and guidelines for risk assessment and risk management and compliance with legal and regulatory requirements, the qualifications and independence of the Company's independent auditor, and the performance of the Company's internal and independent auditors. The Committee has the sole authority and responsibility to select, determine the compensation of, evaluate, and, when appropriate, replace the Company's independent auditor. The Committee, with input from management, regularly monitors the performance of the key members of the independent auditors' team, including the lead partner. In the case of rotation of the lead partner, the Committee is involved in the selection of the new lead audit partner, and considers such factors as the individual's professional and relevant industry experience, other current assignments, and the proximity of their office location to the Company's headquarters. The Committee is also responsible under the Sarbanes-Oxley Act of 2002 for establishing procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Committee operates under a written charter adopted by the Board, a copy of which is available at www.nelnetinvestors.com. The Board has determined that each Committee member is independent under the standards of director independence established under the Company's Corporate Governance Guidelines and the NYSE listing requirements and is also independent under applicable independence standards of the Exchange Act and the SEC rules thereunder.

The Committee serves in an oversight capacity and is not part of the Company's managerial or operational decision-making process. Management is responsible for the financial reporting process, including the system of internal controls, for the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and for the report on the Company's internal control over financial reporting. The Company's independent auditor, KPMG LLP, is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with generally accepted accounting principles and for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. The Committee's responsibility is to oversee the financial reporting process and to review and discuss management's report on the Company's internal control over financial reporting. The Committee relies, without independent verification, on the information provided to it and on the representations made by management, the internal auditor, and the independent auditor.

The Committee held eight meetings during 2022. The Committee, among other things:

- Reviewed and discussed the Company's earnings releases, Quarterly Reports on Form 10-Q, and Annual Report on Form 10-K, including the consolidated financial statements and compliance with legal and regulatory requirements

- Reviewed and discussed, in conjunction with the Risk and Finance Committee, the Company's policies and procedures for risk assessment and risk management and the major risk exposures of the Company and its business units, as appropriate

- Reviewed and discussed the annual plan and the scope of the work of the internal auditor for fiscal 2022 and reviewed all completed reports of the internal auditor

- Reviewed management's progress on addressing internal and external audit findings

- Reviewed and discussed the annual plan and scope of the work of the independent auditor

- Reviewed and discussed, in conjunction with the Compliance Committee, reports from management on the Company's policies regarding applicable consumer-oriented legal and regulatory requirements

- Met with KPMG LLP, the internal auditor, and Company management in separate executive sessions

The Committee reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2022 with management, the internal auditor, and KPMG LLP. The Committee reviewed and discussed the critical accounting policies and estimates as set forth in the Company's Annual Report on Form 10-K, management's annual report on the Company's internal control over financial reporting, and KPMG LLP's opinions on the consolidated financial statements and the effectiveness of internal control over financial reporting. The Committee also discussed with management and the internal auditor the process used to support certifications by the Company's Chief Executive Officer and Chief Financial Officer that are required by the SEC and the Sarbanes-Oxley Act of 2002 to accompany the Company's periodic filings with the SEC and the processes used to support management's annual report on the Company's internal control over financial reporting.

The Committee discussed with KPMG LLP matters related to the audit of the Company's consolidated financial statements and the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees*, issued by the Public Company Accounting Oversight Board (PCAOB), and in connection therewith discussed with KPMG LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. This review included a discussion with management and KPMG LLP as to the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures within the Company's consolidated financial statements, including the disclosures relating to critical accounting policies.

KPMG LLP also provided to the Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding KPMG LLP's independence from the Company. The Committee discussed with KPMG LLP their independence from the Company. When considering KPMG LLP's independence, the Committee considered if services they provided to the Company beyond those rendered in connection with their audit of the Company's consolidated financial statements, reviews of the Company's interim condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q, and their opinion on the effectiveness of the Company's internal control over financial reporting were compatible with maintaining their independence. The Committee also reviewed and pre-approved all audit, audit-related, and tax services performed by KPMG LLP. For tax services, the pre-approval included discussion with KPMG concerning their independence as required by PCAOB Rule 3524 (Audit Committee Pre-approval of Certain Tax Services). The Committee received regular updates on the amount of fees and scope of audit, audit-related, and tax services provided.

Based on the Committee's review and these meetings, discussions, and reports, and subject to the Committee's role and responsibilities referred to above and in the Audit Committee Charter, the Committee recommended to the Board that the Company's audited consolidated financial statements for the year ended December 31, 2022 be included in the Company's 2022 Annual Report on Form 10-K for filing with the SEC.

The Committee has also selected KPMG LLP as the Company's independent auditor for the year ending December 31, 2023 and is presenting the selection to the shareholders for ratification.

KPMG has been the Company's independent auditor since 1998. The Committee last went through a Request for Proposal for independent audit and non-audit services effective for the year ended December 31, 2012.

The three independent directors listed below are the members of the Audit Committee and current directors who participated in the review, discussions, and recommendation with respect to the Audit Committee Report for 2022.

Respectfully submitted,

Thomas E. Henning, Chairman
Preeta D. Bansal
David S. Graff

PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee selects the Company's independent registered public accounting firm. This proposal is put before the shareholders because the Board believes that it is good corporate governance practice to seek shareholder ratification of the selection of the independent registered public accounting firm. If the appointment of KPMG LLP is not ratified, the Audit Committee will evaluate the basis for the shareholders' vote when determining whether to continue the firm's engagement.

The Board of Directors of the Company recommends a vote FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for 2023.

The affirmative vote of the majority of votes cast at the Annual Meeting is required to ratify the appointment of KPMG LLP. Unless marked to the contrary, proxies will be voted FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for 2023.

Representatives of KPMG LLP are expected to attend the Annual Meeting and to respond to appropriate questions from shareholders present at the meeting and will have an opportunity to make a statement if they desire to do so.

Independent Accountant Fees and Services

Aggregate fees for professional services rendered by KPMG LLP for the years ended December 31, 2022 and 2021 are set forth below.

	2022	2021
Audit fees	$ 1,405,997	$ 1,307,700
Audit-related fees	1,549,860	1,784,500
Tax fees	160,917	64,408
All other fees	1,780	1,780
Total	$ 3,118,554	3,158,388

Audit-related fees were for assurance and other services related to service provider compliance reports, including Service Organization Controls (SOC1) reports on the effectiveness of the Company's controls for student loan servicing and other services provided for its customers, employee benefit plan audits, agreed-upon procedures for Company-sponsored student loan securitization financings and other matters, and consultations concerning financial accounting and reporting standards.

Tax fees were for services related to tax compliance and planning.

All other fees represent the amount paid by the Company for access to an online accounting and tax reference tool.

In addition to the services and fees described above, KPMG LLP was engaged to perform audits of and provide tax services for certain private investment funds which are managed by WRCM, for which KPMG LLP received total fees of $99,375 and $89,000 in 2022 and 2021, respectively. KPMG LLP was also engaged to perform an audit for one of the Company's solar subsidiaries, and received fees of $41,500 in 2022. Additionally, TDP Phase Three, LLC, an entity of which the Company owns 25% and was established for the sole purpose of developing and operating a building, engaged KPMG LLP to perform an audit in 2021, for which KPMG LLP received total fees of $26,000.

The Audit Committee's pre-approval policy with respect to audit and permitted non-audit services by the independent auditor is set forth in its charter. The Audit Committee has the sole authority to appoint, retain, and terminate the Company's independent auditor, which reports directly to the Audit Committee. The Audit Committee is directly responsible for the evaluation, compensation (including as to fees and terms), and oversight of the work of the Company's independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review, or attestation services for the Company. All related fees and costs of the independent auditor, as determined by the Audit Committee, are paid promptly by the Company in accordance with its normal business practices. All auditing services and permitted non-audit services performed for the Company by the independent auditor, including the services for 2022 and 2021 described above, are pre-approved by the Audit Committee, subject to applicable laws, rules, and regulations. The Audit Committee may form and delegate to a subcommittee the authority to grant pre-approvals with respect to auditing services and permitted non-auditing services, provided that any such grant of pre-approval shall be reported to the full Audit Committee at its next meeting.

PROPOSAL 3 - ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Section 14A of the Exchange Act requires that the Company provide its shareholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of the Company's Named Executive Officers as disclosed pursuant to the compensation disclosure rules of the SEC, and the Company is therefore providing its shareholders with the opportunity to cast such an advisory vote on executive compensation at this year's Annual Meeting as described below. The Company believes that it is appropriate to seek the views of shareholders on the design and effectiveness of the Company's executive compensation program.

Based on the results of an advisory vote on the frequency of advisory votes on executive compensation at the Company's 2017 annual meeting of shareholders, where the Board of Directors recommended and the shareholders voted in favor of holding an advisory vote on executive compensation every year, the Board of Directors determined that, until the next vote on the frequency of holding advisory votes on executive compensation, the Company will hold a shareholder advisory vote on executive compensation every year. Section 14A of the Exchange Act requires that at least once every six years the Company provide its shareholders with the opportunity to vote, on a nonbinding, advisory basis, on whether the frequency of future advisory votes on executive compensation will be every one, two, or three years. Accordingly, such frequency advisory vote will be held again at this year's Annual Meeting. See "Proposal 4 - Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation" below for additional information. Unless the shareholders vote at this year's Annual Meeting in favor of a different frequency than the current annual schedule that is again recommended by the Board of Directors, and the Board of Directors determines to adopt such different frequency, the next advisory vote on executive compensation will occur at the Company's 2024 annual meeting of shareholders.

As described in the Compensation Discussion and Analysis section of this Proxy Statement, the Company's objective for its executive compensation program is to attract, motivate, develop, and retain executives who will contribute to the Company's long-term success and the creation of shareholder value. The Company seeks to accomplish this objective in a way that rewards performance and is aligned with its shareholders' long-term interests, and the Company's compensation programs are designed to reward the Named Executive Officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased shareholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking.

The framework and executive compensation philosophy are established by an independent People Development and Compensation Committee of the Board of Directors. The following items reflect our commitment to pay for performance and to maintain a strong executive compensation governance framework:

- Incentive plans that are based upon financial and operational goals that are reviewed annually by the People Development and Compensation Committee.
- An annual risk assessment conducted by the People Development and Compensation Committee to evaluate whether incentive programs drive behaviors that are demonstrably within the risk management parameters it deems prudent.
- A robust share ownership and retention policy.

The Compensation Discussion and Analysis and the compensation tables and disclosures provided in this Proxy Statement describe the Company's executive compensation program in more detail, and discuss the following key elements of the program:

- We pay for performance, both in setting base salaries and awarding incentives via an Executive Officers Incentive Compensation Plan. This plan is used to assess the participating Named Executive Officers' performance based on numerous criteria, including certain financial measures such as levels of earnings, growth of assets, return on equity and assets, cash flow, market share, operating margins and operating expenses; certain service measures including performance of the Company's operating segments; employee engagement; and strategic positioning.
- Periodically, we retain external, independent compensation consultants to review the compensation levels and practices for the Named Executive Officers, compare those levels to executives in comparable positions in select industries and companies, and identify potential gaps or inconsistencies in our compensation practices.
- None of the Named Executive Officers has an employment agreement or severance arrangement. In addition, the Company generally does not provide significant perquisites, tax reimbursements, or change in control benefits to the Named Executive Officers that are not available to other employees, and we do not issue stock options.
- Each of the Named Executive Officers is employed at-will and is expected to demonstrate exceptional personal performance in order to continue serving as a member of the executive team.

The Company believes the compensation program for the Named Executive Officers is instrumental in helping the Company achieve its strong financial performance, and is asking shareholders to approve the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement, including in the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables.

The vote on this proposal is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our Named Executive Officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. As an advisory vote, the vote on this proposal is not binding upon the Company, the Board of Directors, or the People Development and Compensation Committee. However, the People Development and Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for Named Executive Officers.

Accordingly, the Company's shareholders are asked to vote on the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2023 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table, and the other related tables and disclosure."

The Board of Directors recommends a vote FOR the approval of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement.

PROPOSAL 4 - ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

Section 14A of the Exchange Act requires that shareholders be given the opportunity to vote, at least once every six years, on a non-binding, advisory basis, as to whether future advisory votes by the shareholders on the compensation of the Company's Named Executive Officers as disclosed in accordance with the compensation disclosure rules of the SEC should occur every one, two, or three years. The last such vote by the Company's shareholders was at the 2017 annual meeting of shareholders, and following the advisory vote of the shareholders at that meeting in favor of annual advisory votes on executive compensation, such votes have occurred every year.

The Board of Directors has determined that continuing to hold an advisory vote every year on executive compensation will allow the Company's shareholders to continue to provide timely, direct input on the Company's executive compensation philosophy, policies, and practices as disclosed in the proxy statement each year. Even though a significant part of the Company's executive compensation program is designed to support long-term value creation, an annual shareholder vote on executive compensation enables the Board and the People Development and Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, to evaluate and consider any changes in overall shareholder sentiment as regular executive compensation program reviews are conducted.

As an advisory vote, this proposal is not binding upon the Company or the Board of Directors in any way. However, the Board of Directors and the People Development and Compensation Committee value the views expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future decisions as to the frequency of future advisory votes on executive compensation. The Board of Directors may decide that it is in the best interests of the shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the frequency receiving the most votes cast by the shareholders.

In voting on this proposal, shareholders may choose among four options (holding the advisory vote on executive compensation every one, two, or three years, or abstaining). Therefore, shareholders will not be voting to approve or disapprove the recommendation of the Board of Directors for an annual advisory vote on executive compensation.

The Board of Directors recommends that shareholders vote for the option of EVERY ONE YEAR (as opposed to every two years or every three years) as the preferred frequency for advisory votes on executive compensation.

PROPOSAL 5 - APPROVAL OF AN AMENDED AND RESTATED DIRECTORS STOCK COMPENSATION PLAN

Overview

Subject to shareholder approval, on March 16, 2023, the Board of Directors approved amendments to and a restatement of the Nelnet, Inc. Directors Stock Compensation Plan (the "Directors Stock Plan") to:

- increase the total number of shares of the Company's Class A common stock authorized for issuance under the plan from 500,000 shares to 700,000 shares;

- increase the annual per-director share award limit under the plan from $300,000 to $500,000, with the award limit to be based on, in addition to the grant date fair value of shares awarded under the plan, the total annual cash fees paid to the director for service on the Board and its committees, whereas the current limit is based solely on the grant date fair value of shares awarded under the plan;

- allow for Board members who are also employees of the Company to be eligible to participate in the plan and elect to receive their annual retainer fees in shares of stock instead of cash; and

- make certain other minor technical and administrative amendments to the plan.

The Directors Stock Plan currently provides for the issuance of shares of Class A common stock to non-employee members of the Board of Directors electing to receive annual retainer fees in shares of stock instead of cash. The plan is intended to advance the interests of the Company and its shareholders by providing a means to attract, retain, and motivate members of the Board upon whose judgment, initiative, and efforts the continued success, growth, and development of the Company is dependent.

Background

The Directors Stock Plan was originally adopted by the Board of Directors in October 2003. The plan was amended in 2008 to increase the total number of shares of the Company's Class A common stock authorized for issuance under the plan from 100,000 shares to 400,000 shares, which was approved by the Company's shareholders at the 2008 annual meeting of shareholders. The plan was amended again in 2018 to increase the total number of shares of Class A common stock authorized for issuance under the plan from 400,000 shares to 500,000 shares, which was approved by the shareholders at the 2018 annual meeting of shareholders.

Descriptions of and Reasons for the Amendments to the Plan

Increase in Authorized Shares under the Plan

As of March 16, 2023, there were 21,119 remaining shares of the Company's Class A common stock available for issuance in connection with future awards under the Directors Stock Plan. The Company currently anticipates granting awards during 2023 with respect to a total of approximately 16,189 shares of Class A common stock to non-employee members of the Board of Directors who have elected to receive their annual retainer in shares of Class A common stock (based on total annual retainer fees of $1,252,500 and using the closing market price for the Class A common stock on March 16, 2023 of $91.04 per share; provided, however, that the actual number of shares will be based on the closing market price for the Class A common stock near the time of issuance). This includes a total of 8,757 underlying share units issuable under the Directors Stock Plan for directors who have made elections to defer the receipt of shares until termination of the director's service on the Board.

In order to ensure that the Company will have a sufficient number of shares available under the Directors Stock Plan for anticipated awards to directors in future years, the Board of Directors has approved the amendment included in the amended and restated plan to increase the total number of shares of Class A common stock authorized for issuance under the plan from 500,000 shares to 700,000 shares.

Increase in Annual Per-Director Share Award Limit under the Plan

The Directors Stock Plan currently provides that the maximum aggregate grant date fair value, as computed in accordance with U.S. generally accepted accounting principles, of shares awarded to any single director under the plan during any single calendar year (including shares which the director may elect to defer delivery of), is $300,000. An amendment included in the amended and restated plan would increase the dollar amount of the limit to $500,000, and provide that the award limit will be based on, in addition to the grant date fair value of shares awarded under the plan, the total annual cash fees paid to the director for service on the Board of Directors and its committees. For directors electing to participate in the Directors Stock Plan, such cash fees to be included in the award limit computation would effectively be Board and committee meeting attendance fees, for which shares may not be issued under the plan.

Effective in June 2022, the Board of Directors approved an increase in the base annual retainer fees for directors from $125,000 to $150,000, in order to continue to attract and retain high quality Board members, taking into consideration the significant amount of time they devote in fulfilling their duties in view of the Company's size, complexity, and risks, as well as the experience and skill levels required of members of the Board. An additional annual retainer of $10,000 is paid to directors who serve as members on each of the Audit Committee, People Development and Compensation Committee, Compliance Committee, Nominating and Corporate Governance Committee, Risk and Finance Committee, or Executive Committee, as applicable. The Chair of the Audit Committee is also paid an additional $12,500 annual retainer fee. Directors are further compensated for Board meeting and committee meeting attendance, earning $1,000 for each Board and committee meeting attended. While the Board currently expects that the level of total fee compensation for directors in the near future will be considerably lower than the $500,000 limit and the limit under the plan will not be a disincentive for directors to elect to participate in the plan, the Board believes that increasing the limitation to $500,000 provides the Board with a reasonable degree of flexibility to make adjustments that it may in the future deem appropriate and necessary for the Company's compensation program for directors, while still imposing a meaningful limit on future awards.

Allow for Employee-Directors to be Eligible to Participate in the Plan

The Directors Stock Plan currently provides that only non-employee directors may participate in the plan, by defining the term "director" under the plan to mean a "non-employee" member of the Board of Directors. An amendment in the amended and restated plan would effectively allow for employee-directors, such as Matthew Dunlap, to be eligible to participate in the plan by deleting the term "non-employee" in the definition of director under the plan. However, Michael Dunlap, the Executive Chairman of the Board, does not receive any compensation for Board or Board committee service, and thus will not participate in the plan as long as he is Executive Chairman.

In connection with the amendment to allow for employee-directors to be eligible to participate in the Directors Stock Plan, and in view of the deferred compensation arrangements that may be elected under the plan, an amendment in the amended and restated plan adds a new paragraph in the plan's general provisions intended to ensure compliance with Section 409A of the Internal Revenue Code of 1986, including a required six-month delay in the payment of deferred compensation to a participant who is a "specified employee" under Section 409A after the termination of service by such participant. Matthew Dunlap is considered to be a specified employee of the Company under Section 409A.

Other Minor Technical and Administrative Amendments to the Plan

The amended and restated Directors Stock Plan also contains certain other minor technical and administrative amendments, including to (i) enable a Director's beneficiary to elect to distribute the Director's deferred share account in a lump sum upon the death of such Director; and (ii) to provide that deferred share accounts of directors will be settled in lump sum or in installments commencing "promptly after the time of termination of the Director's service on the Board" (rather than the current "at the time of termination of the Director's service on the Board"), as elected by the director (with distributions in any case to comply with the timing requirements of Section 409A of the Code), in order to reduce administrative costs associated with the plan.

Reason for Shareholder Approval of the Amended and Restated Plan

The Company is seeking shareholder approval of the amended and restated Directors Stock Plan in order to comply with applicable New York Stock Exchange rules.

Summary of the Plan

The following is a summary of the principal features of the Directors Stock Plan, as amended and restated, a copy of which is attached to this proxy statement as Appendix A and incorporated by reference herein. In addition, the Company will furnish a copy of the plan to any shareholder upon written request to the Company's Corporate Secretary at Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508. The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the complete text of the Plan attached to this proxy statement as Appendix A.

Total Shares Reserved for Issuance and Annual Per-Director Share Award Limit

Subject to equitable adjustment in the event of any stock split, stock dividend, reorganization, merger, consolidation, spin-off, repurchase, share exchange or other similar transaction, the total number of shares of Class A common stock reserved for issuance in connection with awards under the Directors Stock Plan will be 700,000 shares. The limit of the maximum aggregate grant date fair value, as computed in accordance with U.S. generally accepted accounting principles, of shares awarded to any single director under the plan during any single calendar year (including shares which the director may elect to defer delivery of), taken together with any cash fees paid during the calendar year to the director in respect of the director's service as a member of the Board of Directors during such year (including service as a member or chair of any committee of the Board), will be $500,000. Any shares of Class A common stock issued pursuant to an award may be either authorized and unissued shares or treasury shares, including shares acquired by purchase in the open market or in private transactions.

Administration

The Directors Stock Plan is administered by the Board of Directors. The Board manages the plan by interpreting the plan, prescribing rules and regulations relating to the plan, and making all other determinations necessary or advisable for the implementation and administration of the plan. The plan provides that the Board's interpretation and construction of the plan are conclusive and binding on all persons. In its capacity as plan administrator, the Board acts as manager of the plan and not as trustee.

The Board of Directors currently consists of nine members, and under the Company's articles of incorporation and bylaws, the Board is divided into three classes designated as Class I, Class II, and Class III. The classes of directors serve for staggered three-year terms, with their current terms ending at the annual meeting of shareholders in the following years: Class III directors – 2023; Class I directors – 2024; and Class II directors – 2025. The Company's articles of incorporation and bylaws provide that a board member may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all shares of capital stock of the Company then entitled to vote generally in the election of directors or class of directors, voting together as a single class.

Eligibility and Participation

All members of the Company's Board of Directors will be eligible to participate in the amended and restated Directors Stock Plan (reflecting the amendment to allow for Board members who are also employees of the Company to be eligible to participate in the plan). However, Michael Dunlap, the Executive Chairman of the Board, does not receive any compensation for Board or Board committee service, and thus will not participate in the plan as long as he is Executive Chairman. As of March 16, 2023, there were eight directors other than Michael Dunlap. During the year ended December 31, 2022, five directors received shares under the plan, and four directors, including one director who received a portion of shares and elected to defer a portion of shares and one director who subsequently passed away, elected to defer receipt of shares until termination of their service on the Board. For the year ending December 31, 2023, seven directors have elected to receive their annual retainers in shares of stock under the plan, including four non-employee directors who have elected to defer receipt of all or a portion of their shares until termination of their service on the Board. Subject to shareholder approval of the amended and restated plan, Matthew Dunlap will be eligible to make share elections and effectively participate in the plan with respect to annual retainers for Board and Board committee service for years ending on and after December 31, 2024.

Share Election

Each eligible director may make an election in writing on or before each December 31 to receive the director's annual retainer fees payable in the following plan year in the form of shares of stock instead of cash. Unless the director makes a deferral election as discussed below, any shares elected will be payable at the time cash retainer fees are otherwise payable. The number of shares distributed will be equal to the amount of the annual retainer fee otherwise payable on such payment date divided by 85% of the fair market value of a share for such payment date. For purposes of the plan, a plan year means the calendar year.

The fair market value of a share on a particular date is computed under the Directors Stock Plan as the closing selling price of a share on the day preceding the date in question, as reported on the primary stock exchange or other market in which the shares are traded. If there is no reported sale of shares on such exchange or market on such date, then the fair market value is computed as the closing selling price on the exchange or market on the last preceding date for which such price is reported.

A director who is first elected or appointed to the Board of Directors may make an election under the plan within 30 days of such election or appointment to the Board with respect to annual retainer fees payable after the date of the election.

Any share election made under the plan will remain in effect unless and until a new election is made in accordance with the provisions of the plan.

Deferral Election

A director who has elected to receive shares of stock as discussed above may also make an irrevocable election on or before the December 31 immediately preceding the beginning of a plan year, by written notice to the Company, to defer delivery of all or a designated percentage of the shares otherwise payable as his or her annual retainer for service as a director for the plan year. A director who is first elected or appointed to the Board of Directors may make an election under the plan within 30 days of such election or appointment to the Board with respect to annual retainer fees payable after the date of the election.

Deferrals of shares under the Directors Stock Plan must be reaffirmed by each director on an annual basis and will continue until the director notifies the Company in writing, on or before the December 31 immediately preceding the commencement of any plan year, that he or she wishes to change his or her election under the plan.

All shares which a director elects to defer under the plan will be credited in the form of share units to a bookkeeping account maintained by the Company in the name of the director. Each such unit will represent the right to receive one share at the time determined under the terms of the plan. The Company does not intend to send reports on a regular basis to participants in the plan as to the amount and status of their accounts.

As of each date on which a cash dividend is paid on shares, there will be credited to each account that number of units determined by:

- multiplying the amount of such dividend per share by the number of units in such account; and

- dividing the total so determined by the fair market value of a share on the date of payment of such cash dividend. The additions to a director's account under this provision will continue until the director's account is fully paid.

The account of a director will be distributed (in the form of one share for each share unit) either:

- in a lump sum promptly after the time of termination of the director's service on the Board; or

- in up to five annual installments commencing promptly after the time of termination of the director's service on the Board, as elected by the director.

Distributions in any case are to comply with the timing requirements of Section 409A of the Code.

Each director's distribution election must be made in writing within 30 days after the director first becomes eligible to participate in the plan. However, a director may make a new distribution election with respect to the entire portion of his or her account subject to this provision so long as such election is made at least one year in advance of the director's termination of service on the Board and, provided further, that following such new election, no distribution may occur under this provision until the fifth anniversary following the date such payment would otherwise have been made. In the case of an account distributed in installments, the amount of shares distributed in each installment will be equal to the number of share units in the director's account subject to such installment distribution at the time of the distribution divided by the number of installments remaining to be paid. Notwithstanding any election made by a Director, in the event of such Director's death, such Director's beneficiary (or if no beneficiary has been designated, to such Director's estate) may elect to have the account of such Director distributed in a lump sum to such beneficiary or such Director's estate, as applicable, promptly after such Director's death, provided that such beneficiary or the legal representative of such Director's estate, as applicable, notifies the Company within 60 days following such Director's death.

In the event that any stock dividend, recapitalization, stock split, reorganization, or similar transaction affects the shares such that they are increased or decreased or changed into or exchanged for a different number or kind of shares, other securities of the Company or of another corporation or other consideration, then in order to maintain the proportionate interest of the directors and preserve the value of the directors' share units, (i) there will automatically be substituted for each share unit a new unit representing the number and kind of shares, other securities or other consideration into which each outstanding share will be changed, and (ii) the number and kind of shares available for issuance under the Directors Stock Plan will be equitably adjusted in order to take into account such transaction or other change. The substituted units will be subject to the same terms and conditions as the original share units.

Unfunded Status of Awards

The Directors Stock Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a participant under a deferral election, nothing contained in the plan will give any such participant any rights that are greater than those of a general unsecured creditor of the Company. However, the Company may authorize the creation of trusts or make other arrangements to meet its obligations under the plan to deliver cash, shares, or other property pursuant to any award, which trusts or other arrangements are to be consistent with the "unfunded" status of the plan unless the Company otherwise determines with the consent of each affected participant.

Assignments

The right of a director to amounts subject to a deferral election are not subject to assignment or other disposition by him or her other than by will or the laws of descent and distribution. In the event that a director makes a prohibited disposition, the

Company may disregard the same and discharge its obligation under the Directors Stock Plan by making payment or delivery as though no such disposition had been made.

Amendment

The Board of Directors may amend, suspend, or terminate the Directors Stock Plan without the consent of the Company's shareholders or participants in the plan, except that any such amendment, suspension, or termination will be subject to the approval of the Company's shareholders if such shareholder approval is required by any U.S. federal law or regulation or the rules of any stock exchange or automated quotation system on which the Company's stock may then be listed or quoted. However, no amendment, suspension, or termination of the plan may impair or adversely affect the rights of a participant under any award previously granted to him or her or compensation previously deferred by him or her under the plan without the consent of the affected participant.

Duration

The Directors Stock Plan will terminate as to future awards when no shares remain available for issuance under the plan, and the Company has no further obligations with respect to any compensation deferred under the plan.

Principal Federal Income Tax Consequences

The principal U.S. federal income tax consequences to participants and the Company with respect to awards of shares or share units to directors under the Directors Stock Plan are summarized below. This summary is based on the Internal Revenue Code of 1986 and IRS regulations in effect as of the date of this proxy statement.

Receipt of Shares under Share Election

If a director makes a share election but not a deferral election, he or she must include in gross taxable income as compensation an amount equal to the fair market value of the shares distributed to him or her when the shares are distributed on the annual retainer fee payment date. This amount will be taxable at ordinary income rates. The Company will be entitled to a corresponding income tax deduction for compensation expense.

Receipt of Shares under Deferral Election

If a director makes a share election and a deferral election, he or she will not be subject to income tax as a result of when share units are established and credited under the deferral election, but he or she must include in gross taxable income as compensation an amount equal to the fair market value of the shares distributed to him or her when the shares are distributed in payment of the share units in accordance with the distribution provisions he or she elected. The Company will be entitled to a corresponding income tax deduction for compensation expense.

Disposition of Shares

If a director disposes of shares for more than the tax basis for such shares, the difference between the amount received and such tax basis will be treated as long-term or short-term capital gain, depending on whether he or she held the shares for more than one year. The tax basis for shares distributed to him or her under the plan will be equal to the amount includable in his or her gross taxable income as compensation with respect to his or her receipt of the shares. The holding period for shares distributed to him or her under the plan will normally begin on the day that the shares are distributed to him or her.

If a director disposes of the shares for less than the tax basis for such shares, the difference between the amount received and such tax basis will be treated as long-term or short-term capital loss, depending on whether he or she held the shares for more than one year.

Other Tax Considerations

The Directors Stock Plan is intended to comply with the requirements related to the timing of elections, distributions, and funding of deferred compensation under Section 409A of the Internal Revenue Code of 1986, including a requirement for a six-month delay in the payment of deferred compensation to any participant who is a "specified employee" under Section 409A after the termination of service by such participant. If the plan does not comply with these requirements, amounts deferred under the plan would be includible in income in the year vested and also would be subject to an additional tax equal to 20% of the compensation required to be included in gross income, plus interest.

The Directors Stock Plan is not intended to be a tax-qualified retirement plan under Section 401(a) of the Internal Revenue Code of 1986.

The discussion set forth above is intended only as a summary and does not purport to be a complete discussion or analysis of all potential tax consequences relevant to recipients of awards under the Directors Stock Plan. The discussion does not include the tax treatment of awards under the plan in connection with a merger, consolidation, or similar transaction. Such treatment will depend on the terms of the transaction and the method of dealing with the awards in connection therewith.

Securities Registration

The Company plans to register under the Securities Act of 1933 the issuance of the additional shares of stock to be authorized under the amended and restated Directors Stock Plan. Accordingly, participants will be able to sell such shares issued under the plan, subject to other requirements of the Securities Act of 1933.

New Plan Benefits

Although the number of shares to be issued under the Directors Stock Plan are not currently determinable since such awards will be based upon the market price of the Company's Class A common stock at the time of issuance, the following table provides information with respect to currently eligible non-employee members of the Company's Board of Directors who have elected to receive their 2023 annual retainers in shares of stock (based upon the closing market price of the Class A common stock on March 16, 2023), including non-employee members of the Board who have elected to defer receipt of their shares until the termination of their service on the Board:

	Directors Stock Compensation Plan	
Name and Position	**Dollar value ($)**	**Number of shares/units**[1]
Michael S. Dunlap		
Executive Chairman	—	—
Jeffrey R. Noordhoek		
Chief Executive Officer	—	—
Terry J. Heimes		
Chief Operating Officer	—	—
James D. Kruger		
Chief Financial Officer	—	—
Timothy A. Tewes		
President	—	—
Executive Officer Group[2]	—	—
Non-Executive Director Group	1,473,847	16,189
Non-Executive Officer Employee Group	—	—

(1) Based upon the closing market price of the Company's Class A common stock on March 16, 2023 of $91.04 per share. The issue price is equal to 85% of the fair market value of the shares at the time of issuance.

(2) Matthew Dunlap, who is an employee and an executive officer of the Company, is not currently eligible to participate in the Directors Stock Plan, but will be eligible to participate in the amended and restated plan, subject to shareholder approval, as discussed herein. The dollar value of the 2023 annual retainer for Board of Directors and Board committee service to be received by Matthew Dunlap in cash is $170,000.

See also "Corporate Governance – Director Compensation Table for Fiscal Year 2022" in this proxy statement.

Equity Compensation Plan Information

The following table summarizes, as of December 31, 2022, information about compensation plans under which equity securities are authorized for issuance. The table does not reflect the amendment included in the amended and restated Directors Stock Compensation Plan adopted by the Board of Directors in March 2023 to increase the total number of shares of Class A common stock authorized for issuance under the plan from 500,000 shares to 700,000 shares, which amended and restated plan is being submitted for approval by the shareholders as discussed in this proposal.

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	—	—	1,233,938 (1)
Equity compensation plans not approved by shareholders	—	—	—
Total	—	—	1,233,938

(1) Includes 869,596, 21,617, and 342,725 shares of Class A common stock remaining available for future issuance under the Nelnet, Inc. Restricted Stock Plan, Nelnet, Inc. Directors Stock Compensation Plan, and Nelnet, Inc. Employee Share Purchase Plan, respectively.

The Board of Directors has unanimously approved the amended and restated Directors Stock Compensation Plan, and recommends a vote FOR approval of the amended and restated Directors Stock Compensation Plan.

PROPOSAL 6 - APPROVAL OF AN AMENDED AND RESTATED EXECUTIVE OFFICERS INCENTIVE COMPENSATION PLAN

Overview

Subject to shareholder approval, on March 16, 2023, the Board of Directors approved amendments to and a restatement of the Nelnet, Inc. Executive Officers Incentive Compensation Plan (the "Executive Officers Incentive Compensation Plan") to extend the expiration date from January 1, 2024 to May 18, 2033 and to make certain other minor technical and administrative amendments to the plan.

Background

The purpose of the Executive Officers Incentive Compensation Plan is to provide the Company's executive officers with opportunities to earn performance-based incentive compensation, whether or not based on financial reporting measures, that aligns their interests with the interests of shareholders, including the achievement of long-term strategic business objectives.

The Company is seeking shareholder approval of the amended and restated Executive Officers Incentive Compensation Plan in order to ensure compliance with NYSE rules, since it is anticipated that some executive officers who earn incentive compensation under the amended and restated plan may either receive or elect to receive payment of all or a portion of that compensation in shares of Class A common stock issued under the Company's shareholder-approved Restricted Stock Plan.

If the Company's shareholders do not approve this proposal, the People Development and Compensation Committee (referred to in this proposal as the "Compensation Committee") will consider other alternatives for providing the Company's executive officers with opportunities to earn performance-based incentive compensation that aligns their interests with the interests of shareholders.

Summary of the Plan

The following is a summary of the principal features of the amended and restated Executive Officers Incentive Compensation Plan, a copy of which is attached to this proxy statement as Appendix B and incorporated by reference herein. In addition, the Company will furnish a copy of the plan to any shareholder upon written request to the Company's Corporate Secretary at Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508. The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the complete text of the amended and restated Executive Officers Incentive Compensation Plan attached to this proxy statement as Appendix B.

Administration

The Executive Officers Incentive Compensation Plan is administered by the Compensation Committee, and the Compensation Committee has the authority to make determinations as may be required under the terms of the plan. The Compensation Committee may delegate its authority under the Executive Officers Incentive Compensation Plan to a subcommittee of the Compensation Committee.

Eligibility and Participation

The Executive Officers Incentive Compensation Plan provides that each of the Company's executive officers is eligible to be selected by the Compensation Committee to participate in the plan. As of March 16, 2023, the Company had seven executive officers.

Performance-Based Awards

The Executive Officers Incentive Compensation Plan provides that the Compensation Committee may establish performance criteria with respect to awards which participants may be eligible to receive with respect to a performance period (which is a calendar year or such other period established by the Compensation Committee), and performance goals may be based on one or more of the following criteria:

- Levels of earnings per share; net income; income before income taxes; net interest income; earnings per share or net income excluding derivative market value and other adjustments as the Compensation Committee deems appropriate in the Compensation Committee's sole discretion; revenues from fee-based businesses (including measures related to the diversification of revenues from fee-based businesses and increases in revenues through both organic growth and acquisitions); federally insured student loan assets; private education loan assets; consumer and other loan assets; and total assets;

- Return on equity (including return on tangible equity); return on assets or net assets; return on capital (including return on total capital or return on invested capital); return on investments; and ratio of equity to total assets;

- Student loan servicing and other education finance or service customer measures (including loan servicing volume and service rating levels under contracts with the U.S. Department of Education);

- Success or progress made in efforts to obtain new contracts with the U.S. Department of Education, as well as other loan servicing business;

- Cash flow measures (including cash flows from operating activities, cash flow return on investment, assets, equity, or capital, and generation of long-term cash flows (including net cash flows from the Company's securitized loan portfolios));

- Market share;

- Customer satisfaction levels, and employee engagement, productivity, retention, and satisfaction measures;

- Operating performance and efficiency targets and ratios, as well as productivity targets and ratios;

- Levels of, or increases or decreases in, operating margins, operating expenses, and/or nonoperating expenses;

- Business segment, division, or unit profitability and other performance measures (including growth in customer base, revenues, earnings before interest, taxes, depreciation and amortization, and segment profitability, as well as management of operating expense levels);

- Acquisitions, dispositions, projects, or other specific events or transactions (including specific events or transactions intended to enhance the long-term strategic positioning of the Company);

- Performance of investments;

- Regulatory compliance measures; or

- Any other criteria as determined by the Compensation Committee in its sole discretion.

The Executive Officers Incentive Compensation Plan provides that any criteria may be used to measure the performance of the Company as a whole and/or any one or more operating segments, divisions, business units, and/or subsidiaries (including minority owned subsidiaries) of the Company or any combination thereof, as the Compensation Committee may deem appropriate. The Compensation Committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a particular participant and, if they have, to ascertain the amount of the applicable performance-based award, and the Compensation Committee may provide that any evaluation of attainment of a performance goal may include or exclude extraordinary items.

Payment of Awards

Awards for a performance period are to be paid after the Compensation Committee has determined that such awards are payable, and in any event the timing of the payment of awards must comply with Section 409A of the Internal Revenue Code. It is anticipated that some participants may either receive or elect to receive payment of all or a portion of their awards in shares of Class A common stock issued under the Restricted Stock Plan.

Annual Per Participant Limit on Awards

In no event will the amount paid under the Executive Officers Incentive Compensation Plan to a participant with respect to any calendar year exceed 150% of that participant's annual base salary for that calendar year.

Form of Award

The Compensation Committee, at their discretion, can determine if an award is to be paid in cash, stock, or a combination thereof, or provide the option for the participant to elect to receive their award in cash, stock, or a combination thereof. The payment of any award, or any applicable portion of any award, in stock shall be made pursuant to the Company's Restricted Stock Plan.

Nontransferability

No awards or rights under the Executive Officers Incentive Compensation Plan may be transferred or assigned other than by will or the laws of descent and distribution.

Amendments and Termination

The Board of Directors may terminate the Executive Officers Incentive Compensation Plan at any time and may amend it from time to time. However, no termination or amendment of the Executive Officers Incentive Compensation Plan may adversely affect the rights of a participant to a previously earned award.

Effective Date and Duration

The amended and restated Executive Officers Incentive Compensation Plan is effective as of May 18, 2023, subject to approval of this proposal by the Company's shareholders at the Annual Meeting. If such shareholder approval is obtained and the Executive Officers Incentive Compensation Plan becomes effective, the plan will expire on May 18, 2033.

Principal Federal Income Tax Consequences

The following discussion summarizes the principal U.S. federal income tax consequences to participants who may receive awards under the Executive Officers Incentive Compensation Plan and to the Company as a result of the payment of such awards. The discussion is based on the provisions of the Internal Revenue Code as of March 16, 2023 and regulations promulgated thereunder as of that date.

An award under the Executive Officers Incentive Compensation Plan will be taxable income to the participant at the time of payment. The participant will have ordinary compensation income equal to the amount of the payment received, and the Company expects that it will generally be entitled to a corresponding tax deduction in the same amount, subject to the limitations of Section 162(m) of the Internal Revenue Code. Under Section 162(m), the Company will generally not be entitled to a tax deduction with respect to any amount that represents compensation in excess of $1 million paid to covered employees. For this purpose, a "covered employee" means the Company's Chief Executive Officer, Chief Financial Officer, and the next three highest compensated employees (based on compensation reported to the Company's shareholders), and any individual who was previously a covered employee at any time on or after January 1, 2017. Beginning on or after January 1, 2027, the American Rescue Plan Act of 2021 expands the applicability of Section 162(m) to also include the five highest compensated employees for a taxable year other than the Chief Executive Officer, Chief Financial Officer, and the next three most highly compensated employees. The Compensation Committee retains the flexibility to award compensation under the Executive Officers Incentive Compensation Plan that it determines to be in the best interests of the Company and its shareholders, even if such compensation is not deductible for tax purposes.

New Plan Benefits

The Company cannot currently determine the benefits subject to awards that may be granted in the future to executive officers under the Executive Officers Incentive Compensation Plan. Such awards will be subject to the annual per participant limits discussed above and as set forth in Section 6 of the plan document attached to this proxy statement as Appendix B.

Although the levels of future awards under the Executive Officers Incentive Compensation Plan are not currently determinable since such awards will be based in part upon the future performance and the relative compensation objectives for participants, the dollar value of incentive bonus compensation paid in 2023 to each of the Company's named executive officers and to the Company's executive officers as a group under the current Executive Officers Incentive Compensation Plan for services rendered during the year ended December 31, 2022 was as follows:

Michael S. Dunlap		
Executive Chairman	$	602,820
Jeffrey R. Noordhoek		
Chief Executive Officer		874,851 (a)
Terry J. Heimes		
Chief Operating Officer		874,851 (a)
James D. Kruger		
Chief Financial Officer		905,371 (a)
Timothy A. Tewes		
President		813,810
Executive Officer Group		4,651,839
Non-Executive Director Group		—
Non-Executive Officer Employee Group		—

(a) The executive officer elected to be paid all or a portion of his incentive bonus in shares of Class A common stock issued under the Restricted Stock Plan, and thus the amount reflects an additional number of shares issued under the Restricted Stock Plan representing 15% of the amount of his incentive bonus he elected to receive in stock, pursuant to the cash/stock bonus payment election framework discussed in footnote (a) to the Summary Compensation Table in this proxy statement.

Equity Compensation Plan Information

The following table summarizes, as of December 31, 2022, information about compensation plans under which equity securities are authorized for issuance. The table does not reflect the amendment included in the amended and restated Directors Stock Compensation Plan adopted by the Board of Directors in March 2023 to increase the total number of shares of Class A common stock authorized for issuance under the plan from 500,000 shares to 700,000 shares, which amended and restated plan is being submitted for approval by the shareholders as discussed in Proposal 5.

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	—	—	1,233,938 [1]
Equity compensation plans not approved by shareholders	—	—	—
Total	—	—	1,233,938

[1] Includes 869,596, 21,617, and 342,725 shares of Class A common stock remaining available for future issuance under the Nelnet, Inc. Restricted Stock Plan, Nelnet, Inc. Directors Stock Compensation Plan, and Nelnet, Inc. Employee Share Purchase Plan, respectively.

The Board of Directors has unanimously approved the amended and restated Executive Officers Incentive Compensation Plan, and recommends a vote FOR approval of the amended and restated Executive Officers Incentive Compensation Plan.

OTHER SHAREHOLDER MATTERS

Householding

Under SEC rules, we are allowed to send in a single envelope our Notice of Internet Availability of Proxy Materials or a single copy of our proxy solicitation and other required annual meeting materials to two or more shareholders sharing the same address. We may do this only if the shareholders at that address share the same last name or if we reasonably believe that the shareholders are members of the same family or group. If we are sending a Notice, the envelope must contain a separate Notice for each shareholder at the shared address. Each Notice must also contain a unique control number that each shareholder will use to gain access to our proxy materials and vote online. If we are mailing a paper copy of our proxy materials, the rules require us to send each shareholder at the shared address a separate proxy card.

We believe these rules are beneficial to both our shareholders and to us. Our printing and postage costs are lowered anytime we eliminate duplicate mailings to the same household. However, shareholders at a shared address may revoke their consent to the householding program and receive their Notice in a separate envelope, or, if they have elected to receive a full copy of our proxy materials in the mail, receive a separate copy of these materials. If you receive a single set of proxy materials but prefer to receive separate copies for each registered account in your household, please contact our agent, Broadridge, at: 1-866-540-7095, or in writing at: Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Broadridge will remove you from the householding program within 30 days of receipt of your request, following which you will begin receiving an individual copy of the material.

You can also contact Broadridge at the phone number above if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future.

Other Business

On the date that this Proxy Statement was first made available to shareholders, the Board of Directors had no knowledge of any other matter which will come before the Annual Meeting other than the matters described herein. However, if any such matter is properly presented at the Annual Meeting, the proxy solicited hereby confers discretionary authority to the proxies to vote in their sole discretion with respect to such matters, as well as other matters incident to the conduct of the Annual Meeting.

Shareholder Proposals for 2024 Annual Meeting

Shareholder proposals intended to be presented at the 2024 Annual Meeting of Shareholders must be received at the Company's offices at 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, Attention: Corporate Secretary, on or before December 8, 2023, to be eligible for inclusion in the Company's 2024 proxy materials. The inclusion of any such proposal in such proxy materials shall be subject to the requirements of the proxy rules adopted under the Exchange Act (the "Proxy Rules"). The submission of a shareholder proposal does not guarantee that it will be included in the Company's Proxy Statement.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board of Directors, in compliance with federal proxy rules, applicable state law, and other legal requirements and without seeking to have the proposal included in the Company's Proxy Statement pursuant to the Proxy Rules. Under the Company's Bylaws, the Secretary of the Company must receive notice of any such proposal or nominations for the Company's 2024 Annual Meeting between January 19 and February 18, 2024 (90 to 120 days before the first anniversary of this year's Annual Meeting date). The notice must contain the information required by the Company's Bylaws. In addition to satisfying the foregoing requirements under the Company's Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 19, 2024. A proxy may confer discretionary authority to vote on any matter at a meeting if the Company does not receive notice of the matter within the time frame described above. A copy of the Company's Bylaws is available at the Company's investor relations website at www.nelnetinvestors.com under "Corporate Governance" - "Governance Documents" or is available upon request to: Nelnet, Inc., 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, Attention: Corporate Secretary. The Chairman of the meeting may exclude matters that are not properly presented in accordance with these requirements.

MISCELLANEOUS

The information under the captions "People Development and Compensation Committee Report" and "Audit Committee Report" (i) shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or the liabilities of Section 18 of the Exchange Act, and (ii) shall not be deemed to be incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except to the extent that the Company specifically incorporates such information by reference in such filing.

NELNET, INC.
DIRECTORS STOCK COMPENSATION PLAN
(as amended and restated as of May 18, 2023)

1. PURPOSES.

The purposes of this Nelnet, Inc. Directors Stock Compensation Plan are to advance the interests of Nelnet, Inc. and its shareholders by providing a means to attract, retain, and motivate members of the Board of Directors of Nelnet, Inc. upon whose judgment, initiative, and efforts the continued success, growth, and development of Nelnet, Inc. is dependent.

2. DEFINITIONS.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) "Board" means the Board of Directors of the Company.

(b) "Code" means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include successor provisions thereto and regulations thereunder.

(c) "Company" means Nelnet, Inc., a corporation organized under the laws of Nebraska, or any successor corporation.

(d) "Director" means a member of the Board.

(e) "Fair Market Value" means, with respect to Shares on any day, the following:

(i) If the Shares are at the time listed or admitted to trading on any stock exchange, then the Fair Market Value shall be the closing selling price per share of Shares on the day preceding the date in question on the stock exchange which is the primary market for the Shares, as such price is officially quoted on such exchange. If there is no reported sale of Shares on such exchange on such date, then the Fair Market Value shall be the closing selling price on the exchange on the last preceding date for which such quotation exists; and

(ii) If the Shares are not at the time listed or admitted to trading on any stock exchange but are traded in the over-the-counter market, the Fair Market Value shall be the closing selling price per share of Shares on the day preceding the date in question, as such price is reported by the National Association of Securities Dealers through the NASDAQ National Market System or any successor system. If there is no reported closing selling price for Shares on such date, then the closing selling price on the last preceding date for which such quotation exists shall be determinative of Fair Market Value.

(f) "Participant" means a Director who has elected to receive Shares or defer compensation under the Plan.

(g) "Plan" means this Nelnet, Inc. Directors Stock Compensation Plan, as amended from time to time.

(h) "Plan Year" means the calendar year.

(i) "Shares" means Class A Common Stock, $.01 par value per share, of the Company.

3. ADMINISTRATION.

The Plan shall be administered by the Board. Subject to the express provisions of the Plan, the Board shall have full and exclusive authority to interpret the Plan, to make all determinations with respect to the Plan, to prescribe, amend, and rescind rules and regulations relating to the Plan, and to make all other determinations necessary or advisable in the implementation and administration of the Plan. The Board's interpretation and construction of the Plan shall be conclusive and binding on all persons.

4. SHARES SUBJECT TO THE PLAN AND ANNUAL PER-DIRECTOR SHARE AWARD LIMIT.

(a) Subject to adjustment as provided in Section 6(g), the total number of Shares reserved for issuance under the Plan shall be 700,000.

(b) Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued Shares or treasury Shares, including Shares acquired by purchase in the open market or in private transactions.

(c) The maximum aggregate grant date fair value, as computed in accordance with U.S. generally accepted accounting principles, of Shares awarded to any single Director hereunder during any single calendar year (including Shares which the Director may elect to defer delivery of pursuant to Section 6), taken together with any cash fees paid during the calendar year to the Director in respect of the Director's service as a member of the Board during such year (including service as a member or chair of any committee of the Board), shall not exceed $500,000.

5. SHARE ELECTION.

(a) Each Director may make an election in writing on or prior to each December 31 to receive the Director's annual retainer fees payable in the following Plan Year in the form of Shares instead of cash. Unless the Director makes a deferral election pursuant to Section 6 below, any Shares elected shall be payable at the time cash retainer fees are otherwise payable. The number of Shares distributed shall be equal to the amount of the annual retainer fee otherwise payable on such payment date divided by 85% of the Fair Market Value of a Share on such payment date. Notwithstanding the foregoing, a Director who is first elected or appointed to the Board may make an election under this Section 5 within thirty (30) days of such election or appointment to the Board in respect of annual retainer fees payable after the date of the election. Any election made under this Section 5 shall remain in effect unless and until a new election is made in accordance with the provisions of this Plan.

(b) Notwithstanding any provision of this Plan to the contrary, no elections will be available to any Director under Sections 5(a) or 6 with respect to the Director's annual retainer fee payable for calendar year 2004. The annual retainer fee for each Director for calendar year 2004 shall be paid as soon as practicable following the consummation of the Company's initial public offering and registration of the Shares issuable hereunder, and such annual retainer fee shall be paid in the form of Shares, the number of which shall be determined by dividing the amount of the annual retainer fee by 85% of the price paid per Share by the initial purchasers in the Company's initial public offering.

6. DEFERRAL ELECTION.

(a) A Director who has elected to receive Shares pursuant to Section 5 above may make an irrevocable election on or before the December 31 immediately preceding the beginning of a Plan Year of the Company, by written notice to the Company, to defer delivery of all or a designated percentage of the Shares otherwise payable as his or her annual retainer for service as a Director for the Plan Year. Notwithstanding the foregoing, a Director who is first elected or appointed to the Board may make an election under this Section 6(a) within thirty (30) days of such election or appointment to the Board in respect of annual retainer fees payable after the date of the election.

(b) Deferrals of Shares hereunder shall be reaffirmed by each director on an annual basis and shall continue until the Director notifies the Company in writing, on or prior to the December 31 immediately preceding the commencement of any Plan Year, which he or she wishes to change his or her election hereunder.

(c) All shares which a Director elects to defer pursuant to this Section 6 shall be credited in the form of share units to a bookkeeping account maintained by the Company in the name of the Director. Each such unit shall represent the right to receive one Share at the time determined pursuant to the terms of the Plan.

(d) As of each date on which a cash dividend is paid on Shares, there shall be credited to each account that number of units determined by:

(i) multiplying the amount of such dividend per Share by the number of units in such account; and

(ii) dividing the total so determined by the Fair Market Value of a Share on the date of payment of such cash dividend. The additions to a Director's account pursuant to this Section 6(d) shall continue until the Director's account is fully paid.

(e) The account of a Director shall be distributed (in the form of one Share for each Share unit) either (x) in a lump sum promptly after the time of termination of the Director's service on the Board or (y) in up to five annual installments commencing promptly after the time of termination of the director's service on the Board, as elected by the Director (with distributions in any case to comply with the timing requirements of Section 409A of the Code). Each Director's distribution election must be made in writing within the later of (A) 60 days after the Effective Date of this Plan, or (B) thirty (30) days after the Director first becomes eligible to participate in the Plan; provided, however, that a Director may make a new distribution election with respect to the entire portion of his or her account subject to this Section 6(e) so long as such election is made at least one year in advance of the Director's termination of service on the Board and provided further, that following such new election, no distribution may occur hereunder until the fifth anniversary following the date such payment would otherwise have been made. In the case of an account distributed in installments, the amount of Shares distributed in each installment shall be equal to the number of Share units in the Director's account subject to such installment distribution at the time of the distribution divided by the number of installments remaining to be paid. Notwithstanding any election made by a Director, in the event of such Director's death, such Director's beneficiary (or if no beneficiary has been designated, to such Director's estate) may elect to have the account of such Director distributed in a lump sum to such beneficiary or such Director's estate, as applicable, promptly after such Director's death, provided that such beneficiary or the legal representative of such Director's estate, as applicable, notifies the Company within 60 days following such Director's death.

(f) The right of a Director to amounts described under this Section 6 shall not be subject to assignment or other disposition by him or her other than by will or the laws of descent and distribution. In the event that, notwithstanding this provision, a Director makes a prohibited disposition, the Company may disregard the same and discharge its obligation hereunder by making payment or delivery as though no such disposition had been made.

(g) Adjustments. In the event that any dividend in Shares, recapitalization, Share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or Share exchange, or other such change, affects the Shares such that they are increased or decreased or changed into or exchanged for a different number or kind of Shares, other securities of the Company or of another corporation or other consideration, then in order to maintain the proportionate interest of the Directors and preserve the value of the Directors' Share units, (i) there shall automatically be substituted for each Share unit a new unit representing the number and kind of Shares, other securities or other consideration into which each outstanding Share shall be changed, and (ii) the number and kind of shares available for issuance under the Plan shall be equitably adjusted in order to take into account such transaction or other change. The substituted units shall be subject to the same terms and conditions as the original Share units.

7. GENERAL PROVISIONS.

(a) Compliance with Legal and Trading Requirements. The Plan shall be subject to all applicable laws, rules, and regulations, including, but not limited to, U.S. federal and state laws, rules, and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares under the Plan until completion of such stock exchange or market system listing or registration or qualification of such Shares or other required action under any U.S. federal or state law, rule, or regulation or under laws, rules, or regulations of other jurisdictions as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules, and regulations. No provisions of the Plan shall be interpreted or construed to obligate the Company to register any Shares under U.S. federal or state law or under the laws of other jurisdictions.

(b) No Right to Continued Service. Neither the Plan nor any action taken thereunder shall be construed as giving any Director the right to be retained in the service of the Company or any of its subsidiaries or affiliates, nor shall it interfere in any way with the right of the Company or any of its subsidiaries or affiliates to terminate any Director's service at any time.

(c) Taxes. The Company is authorized to withhold from any Shares delivered under this Plan any amounts of withholding and other taxes due in connection therewith, and to take such other action as the Company may deem advisable to enable the Company and a Participant to satisfy obligations for the payment of any withholding taxes and other tax obligations relating thereto. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations.

(d) Section 409A of the Code. Awards under the Plan are intended to be exempt from or comply with the requirements with respect to deferred compensation under Section 409A of the Code, and, accordingly, to the maximum extent permitted, the Plan and each award thereunder shall be interpreted and administered in accordance with that intent. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, if at the time of a Participant's termination of service such Participant is considered to be a "specified employee" with respect to the Company under Section 409A of the Code, amounts that would otherwise be payable pursuant to the Plan to such Participant during the six-month period immediately following such Participant's termination of service shall instead be paid promptly after the expiration of such six-month period (or such Participant's death, if earlier), and in any case in compliance with the timing requirements of Section 409A of the Code. The Company cannot and does not guarantee that this Plan or any award thereunder complies fully with and meets all of the requirements of Section 409A of the Code or an exemption therefrom, and nothing in the Plan or any award will be construed to impose on either the Company or the Board any obligation to take any action to prevent the assessment of any excise tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Board will have any liability to any Participant for such tax or penalty.

(e) Amendment. The Board may amend, alter, suspend, discontinue, or terminate the Plan without the consent of shareholders of the Company or Participants, except that any such amendment, alteration, suspension, discontinuation, or termination shall be subject to the approval of the Company's shareholders if such shareholder approval is required by any U.S. federal law or regulation or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted; provided, however, that, without the consent of an affected Participant, no amendment, alteration, suspension, discontinuation, or termination of the Plan may impair the rights or, in any other manner, adversely affect the rights of such Participant under any award theretofore granted to him or her or compensation previously deferred by him or her hereunder.

(f) Unfunded Status of Awards. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to a deferral election, nothing contained in the Plan shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company; provided, however, that the Company may authorize the creation of trusts or make other arrangements to meet the Company's obligations under the Plan to deliver cash, Shares, or other property pursuant to any award, which trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Company otherwise determines with the consent of each affected Participant.

(g) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other compensation arrangements as it may deem desirable, and such arrangements may be either applicable generally or only in specific cases.

(h) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan. The number of Shares to be issued or delivered shall be rounded to the nearest whole Share in lieu of such fractional Shares.

(i) Governing Law. The validity, construction, and effect of the Plan shall be determined in accordance with the laws of the State of New York, without giving effect to principles of conflict of laws thereof.

(j) Effective Date; Plan Termination. The Plan as previously amended and restated became effective as of October 21, 2003 (the "Effective Date"). The Plan shall terminate as to future awards, at such time as no Shares remain available for issuance pursuant to Section 4, and the Company has no further obligations with respect to any compensation deferred under the Plan.

(k) Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only. In the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

NELNET, INC.
EXECUTIVE OFFICERS INCENTIVE COMPENSATION PLAN
(as amended and restated as of May 18, 2023)

1. Purpose.

The purpose of the Nelnet, Inc. Executive Officers Incentive Compensation Plan is to advance the interests of Nelnet, Inc. and its shareholders by strengthening its ability to attract, retain, and motivate executive officers of Nelnet, Inc. upon whose judgment, initiative, and efforts ensure the continued success, growth and development of Nelnet, Inc. The intent is to provide them with opportunities to earn performance-based incentive compensation, whether or not based on financial reporting measures, that aligns their interests with the interests of the shareholders, including the achievement of long-term strategic business objectives.

2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) "Award" means the amount of incentive compensation in the form of a Performance-Based Award for a Performance Period that the Committee has determined is payable to a Participant in accordance with the Plan.

(b) "Beneficiary" means the person, persons, trust or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Company to receive the benefits specified under this Plan upon the death of the Participant, or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(c) "Board" means the Board of Directors of the Company.

(d) "Code" means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include successor provisions thereto and regulations thereunder.

(e) "Committee" means the People Development and Compensation Committee of the Board (or a subcommittee thereof to which authority under this Plan may be delegated by the People Development and Compensation Committee of the Board pursuant to Section 3 of this Plan).

(f) "Company" means Nelnet, Inc., a corporation organized under the laws of Nebraska, or any successor corporation.

(g) "Executive Officer" means an "executive officer" of the Company within the meaning of Rule 3b-7 under the Securities Exchange Act of 1934, as amended, including the Executive Chairman of the Board.

(h) "Participant" means an Executive Officer who has been selected by the Committee to participate in the Plan for a particular Performance Period and be eligible to receive an Award for that Performance Period.

(i) "Performance-Based Award" means an Award as described under Section 4 of the Plan.

(j) "Performance Period" means a calendar year or such other period established by the Committee in its sole discretion.

(k) "Plan" means this Nelnet, Inc. Executive Officers Incentive Compensation Plan.

3. Administration. The Plan shall be administered by the Committee, provided that the Committee may from time to time delegate all or any part of its authority under this Plan to a subcommittee thereof and, to the extent of any such delegation, references in this Plan to the Committee shall be deemed to be references to such subcommittee. For each Performance Period, the Committee shall select those Executive Officers who will participate in the Plan and be eligible for an Award under the Plan for that Performance Period. The Committee shall have the authority to adopt, alter, and repeal such administrative rules, guidelines, and practices governing the Plan as it shall deem advisable, and to interpret the terms and provisions of the Plan. All determinations made by the Committee with respect to the Plan and Awards thereunder shall be

final and binding on all persons, including the Company and all Executive Officers selected by the Committee to participate in the Plan.

4. Performance-Based Awards.

(a) The Committee may, from time to time, establish performance criteria with respect to Awards which Participants may be eligible to receive with respect to a Performance Period, and performance goals may be based on one or more of the following criteria:

(i) Levels of earnings per share; net income; income before income taxes; net interest income; earnings per share or net income excluding derivative market value and other adjustments as the Committee deems appropriate in the Committee's sole discretion; revenues from fee-based businesses (including measures related to the diversification of revenues from fee-based businesses and increases in revenues through both organic growth and acquisitions); federally insured student loan assets; private education loan assets; consumer and other loan assets; and total assets;

(ii) Return on equity (including return on tangible equity); return on assets or net assets; return on capital (including return on total capital or return on invested capital); return on investments; and ratio of equity to total assets;

(iii) Student loan servicing and other education finance or service customer measures (including loan servicing volume and service rating levels under contracts with the U.S. Department of Education);

(iv) Success or progress made in efforts to obtain new contracts with the U.S. Department of Education, as well as other loan servicing business;

(v) Cash flow measures (including cash flows from operating activities, cash flow return on investment, assets, equity, or capital, and generation of long-term cash flows (including net cash flows from the Company's securitized loan portfolios));

(vi) Market share;

(vii) Customer satisfaction levels, and employee engagement, productivity, retention, and satisfaction measures;

(viii) Operating performance and efficiency targets and ratios, as well as productivity targets and ratios;

(ix) Levels of, or increases or decreases in, operating margins, operating expenses, and/or nonoperating expenses;

(x) Business segment, division, or unit profitability and other performance measures (including growth in customer base, revenues, earnings before interest, taxes, depreciation and amortization, and segment profitability, as well as management of operating expense levels);

(xi) Acquisitions, dispositions, projects, or other specific events or transactions (including specific events or transactions intended to enhance the long-term strategic positioning of the Company);

(xii) Performance of investments;

(xiii) Regulatory compliance measures; or

(xiv) Any other criteria as determined by the Committee in its sole discretion.

Any criteria may be used to measure the performance of the Company as a whole and/or any one or more operating segments, divisions, business units, and/or subsidiaries (including minority owned subsidiaries) of the Company or any combination thereof, as the Committee may deem appropriate.

(b) The Committee shall determine whether, with respect to a Performance Period, the applicable performance goals have been met with respect to a particular Participant and, if they have, to ascertain the amount of the applicable Performance-Based Award. The Committee may provide that any evaluation of attainment of a performance goal may include or exclude any extraordinary items.

5. Payment of Awards. The Award of each Participant for a Performance Period shall be paid after the determination of the payability of such Award is made by the Committee, and in any event the timing of the payment of an Award shall comply in all respects with the provisions of Section 409A of the Code. If a Participant dies after the end of a calendar year but before receiving payment of any Award earned with respect to such year or any period within such year, the amount of such Award shall be paid to a designated Beneficiary, or, if no Beneficiary has been designated, to the Participant's estate, as soon as practicable after the payability of such Award has been determined, and in any event in compliance with Section 409A of the Code.

6. Maximum Annual Per-Participant Award Limit. In no event shall the amount paid under the Plan to a Participant with respect to any calendar year exceed 150% of that Participant's annual base salary for that calendar year.

7. Form of Award. The Committee, at their discretion, can determine if an Award is to be paid in cash, stock, or a combination thereof, or provide the option for the Participant to elect to receive their Award in cash, stock, or a combination thereof. The payment of any Award, or any applicable portion of any Award, in stock shall be made pursuant to the Nelnet, Inc. Restricted Stock Plan.

8. Nontransferability. No Award or rights under this Plan may be transferred or assigned other than by will or by the laws of descent and distribution.

9. Amendments and Termination. The Board may terminate the Plan at any time and may amend it from time to time; provided, however, that no termination or amendment of the Plan shall adversely affect the rights of a Participant or a Beneficiary to a previously earned Award.

10. General Provisions.

(a) Nothing set forth in this Plan shall prevent the Board or the Committee from adopting other or additional compensation arrangements. Neither the adoption of this Plan or any Award hereunder shall confer upon an Executive Officer any right to continued employment.

(b) No member of the Board or the Committee, nor any officer or employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made with respect to the Plan, and all members of the Board or the Committee and all officers or employees of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination, or interpretation.

(c) Governing Law. The validity, construction, and effect of this Plan, and any rules and regulations relating to this Plan, shall be determined in accordance with the laws of the State of Nebraska, without giving effect to principles of conflict of laws thereof.

(d) Effective Date; Term of Plan. The Plan shall be effective as of May 18, 2023, subject to approval of the Plan by the Company's shareholders at the Company's 2023 annual meeting of shareholders. If such shareholder approval is obtained and the Plan becomes effective, the Plan shall expire on May 18, 2033.

(e) Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only. In the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.